Form 20-F
period 2025-06-30
Webus International Ltd.
filed 2025-10-30
CIK 1941158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

to

OR

☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number:
001-42536

Webus International Limited
(Exact name of Registrant as Specified in its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121
(Address of Principal Executive Offices)

Nan Zheng
Tel: + 86 (571) 58000026
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary Shares, par value US$0.0001 per share	WETO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2025 was: 22,000,000 ordinary shares, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes
☐
No
☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes
☐
No
☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes
☒
No
☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes
☒
No
☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.
☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17
☐
Item 18
☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes
☐
No
☒

WEBUS INTERNATIONAL LIMITED

FORM 20-F ANNUAL REPORT

i

GENERAL INFORMATION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to
:

•	“ A&R memorandum and articles of association ” are to the second amended and restated memorandum and articles of association of Webus adopted by us and became effective on February 26, 2025;
•
“China” or “PRC” are to the People’s Republic of China, including Hong Kong and Macau; however the only time such jurisdictions are not included in the definition of PRC and China is when we reference to the specific laws that have been adopted by the PRC. The term “Chinese” has a correlative meaning for the purpose of this report;

•	“Hangzhou Shunxing” is to Hangzhou Shunxing Technology Co., Ltd., a company formed under the laws of the PRC and a wholly owned subsidiary of WFOE ;

•	“Ordinary Shares” are to our Ordinary Shares, par value $0.0001 per share;
•	“Webus,” “we,” “us,” “our,” “the holding company,” or the “Company” are to the registrant Webus International Limited, an exempted company incorporated under the laws of the Cayman Islands;
•	“Youbus International” is to Youbus International Limited, a company formed under the laws of British Virgin Islands and a wholly-owned subsidiary of Webus;
•	“Webus HK” is to Webus Hongkong Limited, a company formed under the laws of Hong Kong and a wholly-owned subsidiary of Youbus International;
•	“WFOE” or “Xinjieni Tech” are to Zhejiang Xinjieni Technology Co., Ltd., a company formed under the laws of the PRC and a wholly owned subsidiary of Webus HK;
•	“Youba Tech” or “VIE” are to Zhejiang Youba Technology Co., Ltd., a company organized under the laws of the PRC and the operating entity which has entered into the VIE Agreement with WFOE;
•	“Individual Registered Shareholders” are to Zheng Jiahua and Wu Chunyun who collectively hold 50% of the equity interest of Youba Tech;
•	“VIE and its subsidiary” are to Youba Tech and Webus Travel Agency;
•	“Webus Travel Agency” is to Hangzhou Webus Travel Agency Co., Ltd., a company formed under the laws of PRC and a wholly owned subsidiary of Youba Tech;
•	“Wetour” is to Wetour Travel Tech, LLC, a Delaware company and a wholly-owned subsidiary of Webus;
•	“shares”, “Shares” or “Ordinary Shares” as of the date hereof refer to our Ordinary Shares, par value $0.0001 per share;
•	The “Group” is to Webus, Youbus International, Webus HK, and the WFOE, as a group;
•	“RMB” or “¥” are to the legal currency of China; and
•	“$”, “US$”, “USD” or “U.S. Dollars” are to the legal currency of the United States.
A significant portion of our business is conducted by Youba Tech, the VIE in the PRC, and its subsidiary Webus Travel Agency, using Chinese yuan (the “RMB”), the legal currency of mainland China. Our consolidated financial statements are presented in RMB. The amounts for the fiscal years ended June 30,
2023,
2024 and 2025 are presented in U.S. dollars for convenience purpose. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable.
For the sake of clarity, this annual report follows the Chinese naming convention of last name followed by first name. For example, the name of our Chairman will be presented as “Zheng Jiahua”.
ii

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Report”) contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Business,” “Risk Factors,” and “Management Discussion and Analysis of Financial Condition and Result of Operations” sections, as well as those discussed elsewhere in this Report. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

Our operations and business prospects are always subject to risks and uncertainties including, among others:

•	our goals and strategies ;

•	our future business development, financial conditions and results of operations ;

•	fluctuations in interest rates ;

•	o ur expectations regarding demand for and market acceptance of our products and services;

•	projections of revenue, earnings, capital structure and other financial items;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry ; and

•	general economic and business conditions in the markets in which we operate.
The forward-looking statements in this Report represent our views as of the date of this Report. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Report.

Unless the context requires otherwise, references in this Report to “we,” “us,” “our,” “our company,” “the Company” or similar terminology refer to Webus International Limited, including its subsidiaries.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

We are an exempted company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted by 1) our wholly-owned subsidiary Wetour in the United States; 2) our direct investment in Youba Tech and its subsidiary; and 3) through VIE Agreements with Youba Tech. This is an offering of the Ordinary Shares of the exempted company incorporated in the Cayman Islands. You are not 100% investing in the VIE, as we hold 50% equity interests in Youba Tech and 50% VIE Interests in Youba Tech through VIE agreements. VIE Interests are not equity interest. Through the VIE Agreements among WFOE, Youba Tech and Individual Registered Shareholders, which have not been tested in a court of law, we are regarded as the primary beneficiary of Youba Tech for accounting purpose, and, therefore, we are able to consolidate the financial results of Youba Tech in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as we only hold 50% equity interest in the VIE and its subsidiary and do not and may never hold the equity interests over 50% in the VIE and its subsidiary. Instead, the VIE structure provides contractual exposure to foreign investment in us. See
“Item 4. Information on the Company – A. History and Development of the Company”
 for information on our current corporate structure and the VIE Agreements.

Transfer of Cash to and From Our Subsidiaries and the VIE

Webus is incorporated in the Cayman Islands as a holding company with no actual operations and it currently conducts its business through its subsidiary in the U.S. and the VIE and its subsidiary in China.

We are permitted under the Cayman Islands laws to provide funding to our subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Webus HK is also permitted under the laws of Hong Kong to provide funding to Webus and Youbus International through dividend distribution without restrictions on the amount of the funds.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Cayman Islands Companies Act and our A&R memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Webus to Webus HK or from Webus HK to Webus. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit the VIE and its subsidiary to pay dividends to Webus HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of the VIE and its subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, the VIE and its subsidiary are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this Report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. See “
Risk Factors - Risks Related to Doing Business in China – To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets
”.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ and VIE’s dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Ordinary Shares.

A significant portion of the Company’s business is conducted through the VIE and its subsidiary. Funds may be paid by the VIE and its subsidiary to the WFOE as service fees pursuant to the VIE agreements. The Company may rely on dividends paid by the WFOE for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we may rely on payments made from the VIE and its subsidiary to the WFOE, from the WFOE to Webus HK, from Webus HK to Webus International, and finally from Webus International to Webus. Certain payments from the WFOE to Webus HK are subject to PRC taxes, including business taxes and VAT. As of the date of this Report, the VIE and its subsidiary have not made any other transfers, loans, or distributions.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the VIE and its subsidiary or the WFOE to Webus HK. As of the date of this Report, the WFOE currently does not have any plan to declare and pay dividends to Webus HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Webus HK intends to apply for the tax resident certificate when the WFOE plans to declare and pay dividends to Webus HK. When the WFOE plans to declare and pay dividends to Webus HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions. See “Risk Factors -
Risks Related to Our Corporate Structure
 -
We are a holding company, and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.
”

The WFOE may rely on the service fees to be paid by the VIE and its subsidiary pursuant to the VIE agreements. There has been no cash flows and transfers of other assets among the holding company, its subsidiaries, and VIE and its subsidiary. The cash transfer among the holding company and its subsidiaries is intended to be made through dividends, capital contributions or intercompany loans between the holding company and its subsidiaries, if needed in the future. Currently, we do not have any intentions to distribute earnings or settle amounts owed to our agreements, including the VIE agreements, except to the agreements entered under normal business operation as discussed hereof. None of our subsidiaries and the VIE and its subsidiary has made any dividend payment or distribution to the holding company as of the date this Report, and we currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Neither the Company nor any of its subsidiaries or the VIE and its subsidiary has made any dividends or distributions to U.S. investors as of the date of this Report.

Current PRC regulations permit WFOE to pay dividends to those entities only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Therefore, under our current corporate structure, we rely on dividend payments or other distributions from WFOE to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If WFOE incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. In addition, WFOE is permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, WFOE is required to set aside a portion of its net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, WFOE is restricted in its ability to transfer a portion of its net assets to us in the form of dividends, loans or advances.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if the WFOE incur debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we are unable to receive funds from WFOE, we may be unable to pay cash dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC.

Transferring cash through the VIE and its subsidiary is subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations, including but not limited to regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangement with the VIE. We are also subject to the risks of the uncertainty that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations, or a complete hindrance of cash flow through the VIE. The VIE Arrangements are less effective than direct ownership due to the inherent risks of the VIE structure. We may have difficulty in enforcing any rights we may have under the VIE Agreements with the Youba Tech and its founders and shareholders in the PRC since all VIE Agreements are governed by the PRC laws and require us to resolve all disputes through arbitration in the PRC, where the legal environment is uncertain and not as developed as in the United States. Moreover, the Chinese government has significant oversight and discretion over the conduct of Youba Tech’s business and may intervene or influence Youba Tech’s operations at any time with little advance notice, which could result in a material change in our operations and/or the cash flow through the VIE. Furthermore, the VIE Agreements may not be enforceable in China if the PRC authorities or courts are of the view that such VIE Agreements contravene with the PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce the VIE Agreements, we may not be able to exert effective influence over the VIE and the VIE’s ability to conduct its business may be materially and adversely affected.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to WFOE and the VIE and its subsidiary only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to WFOE or the VIE and its subsidiary, we will be required to make filings with details of the loans with the SAFE in accordance with relevant PRC laws and regulations. WFOE and the VIE and its subsidiary that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

For the years ended June 30, 2023, 2024 and 2025 and for the period
f
rom July 1, 2025 to October 30, 2025
,
the cash flows that have occurred between the Company, the VIE and its consolidated subsidiar
y
, WFOE
,
which is the primary beneficiary of the VIE
, and its
consolidated
subsidiary
, and other subsidiaries are summarized as the following:

	For the years ended June 30			From July 1, 2025 to
	2023	2024	2025	October 30, 2025
	RMB	RMB	RMB	RMB
Cash paid by Webus International Limited to other subsidiaries	-	-	3,223,620	716,360
Cash transfer from WFOE and its consolidated subsidiary to VIE and its consolidated subsidiar y	-	-	-	2,812,000
Cash transfer from VIE and its consolidated subsidiar y to WFOE and its consolidated subsidiary	-	4,000	28,000	6,892,000
Webus International Limited ’ s contribution of paid-in capital to other subsidiaries	-	-	5,014,520	-
Other subsidiaries’ contribution of paid-in capital to WOFE and its consolidated subsidiary	-	-	5,014,520	-

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations and comprehensive loss data and summary consolidated statements of cash flows data for the years ended June 30, 2023, 2024, and 2025, and the summary consolidated balance sheets data as of June 30, 2024, and 2025 have been derived from our audited consolidated financial statements included elsewhere in this Report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Report.

The following table presents our summary consolidated statements of operations and comprehensive loss for the periods indicated.

	For the years ended June 30 ，
	2023	2024	2025	2025
	RMB	RMB	RMB	$

Revenues	154,226,006	45,976,421	35,593,055	4,968,599
Cost of revenues	(145,998,264)	(39,546,098)	(29,692,707)	(4,144,942)
Gross profit	8,227,742	6,430,323	5,900,348	823,657

Operating expenses:
Sales and marketing expenses	(14,656,903)	(7,468,321)	(8,333,493)	(1,163,311)
General and administrative expenses	(10,428,318)	(5,098,450)	(9,883,761)	(1,379,720)
Research and development expenses	(2,367,231)	(1,331,037)	(1,056,335)	(147,459)
Total operating expenses	(27,452,452)	(13,897,808)	(19,273,589)	(2,690,490)
Operating loss	(19,224,710)	(7,467,485)	(13,373,241)	(1,866,833)

Other income/(expenses)
Financial expenses, net	(788,073)	(1,134,713)	(1,161,392)	(162,124)
Other income, net	2,630,368	4,500,552	1,954,244	272,802
Total other income, net	1,842,295	3,365,839	792,852	110,678

Loss before income tax expense	(17,382,415)	(4,101,646)	(12,580,389)	(1,756,155)
Income tax ( expense ) /benefit	(248,419)	46,054	97,342	13,588
Net loss	(17,630,834)	(4,055,592)	(12,483,047)	(1,742,567)

Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	20,469	2,945	(789,425)	(110,199)
Total other comprehensive income/(loss)	20,469	2,945	(789,425)	(110,199)
Total comprehensive loss	(17,610,365)	(4,052,647)	(13,272,472)	(1,852,766)
Loss per ordinary share
Basic and diluted*	(0.88)	(0.20)	(0.60)	(0.08)
Weighted average number of ordinary shares outstanding
Basic and diluted*	20,000,000	20,000,000	20,668,493	20,668,493

*The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization

The following table presents our summary consolidated cash flows for the periods indicated.

	For the Years Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB	$
Net cash (used in)/provided by operating activities	(4,758,992)	55,031	(58,7 31 ,3 77)	(8,198, 584)
Net cash used in investing activities	(795,635)	(1,470,287)	(1,045,640)	(145,966)
Net cash provided by financing activities	4,807,797	2,042,038	69,137,486	9,651,222
Effect of exchange rate changes on cash and cash equivalents	20,469	2,945	(7 89 ,4 24)	(110, 201)
Net change in cash and cash equivalents	(726,361)	629,727	8,571,045	1,196,471
Cash and cash equivalents at beginning of the years	2,877,541	2,151,180	2,780,907	388,200
Cash and cash equivalents at end of the years	2,151,180	2,780,907	11,351,952	1,584,671

The following table presents our summary consolidated balance sheets data for the dates indicated.

	As of June 30,
	2024	2025
	RMB	RMB	$
Cash and cash equivalents	2,780,907	11,351,952	1,584,671
Total current assets	10,911,146	56,927,375	7,946,755
Total non-current assets	34,022,282	36,668,577	5,118,735
Total current liabilities	14,455,837	34,293,365	4,787,168
Total non-current liabilities	2,669,854	2,480,000	346,195
Total shareholders’ equity	27,807,737	56,822,587	7,932,127
Total liabilities and shareholders’ equity	44,933,428	93,595,952	13,065,490

VIE Consolidation Schedule

The following table sets forth the summary consolidated balance sheets data as of June 30, 2024, and 2025, and the summary condensed consolidated statements of operations and cash flows for the years ended June 30, 2023, 2024, and 2025, of (i) the parent company, Webus International Limited; (ii) other subsidiaries, which include Youbus International Limited, Webus Hongkong Limited and Wetour Travel Tech LLC; (iii) WFOE, Zhejiang Xinjieni Technology Co., Ltd., and its subsidiary, Hangzhou Shunxing Technology Co., Ltd., and (iv) the VIE, Youba Tech, of which WFOE owns 50% direct equity interest and another 50% variable interests through the contractual agreements that makes WFOE the primary beneficiary of the VIE to consolidate the VIE and the VIE’s subsidiary Webus Travel Agency. Consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the VIE’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with our (including the consolidated VIEs’) consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Report.

Consolidated Balance Sheets Schedule

	As of June 30, 2025
	Parent	VIE and its consolidated subsidiary	WFOE and its subsidiary	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	4,037,883	998,945	5,028,871	1,286,253	-	11,351,952
Short-term investment	661,824	198,660	-	-	-	860,484
Accounts receivable	-	265,679	-	93,568	-	359,247
Amounts due from related parties	-	200,000	-	79,845	-	279,845
Amounts due from the Group’s entities	3,216,456	162,835	-	477,559	(3,856,850)	-
Prepaid expenses and other current assets	26,863,500	17,194,241	18,106	-	-	44,075,847
Total current assets	34,779,663	19,020,360	5,046,977	1,937,225	(3,856,850)	56,927,375

Non-current assets:
Property and equipment, net	-	31,511,097	-	-	-	31,511,097
Right-of-use assets, net	-	62,624	163,748	-	-	226,372
Other non-current assets	4,931,108	-	-	-	-	4,931,108
Investment in VIE	-	-	6,750,000	-	(6,750,000)	-
Investment in subsidiaries	17,118,074	-	-	10,029,040	(27,147,114)	-
Total non-current assets	22,049,182	31,573,721	6,913,748	10,029,040	(33,897,114)	36,668,577
TOTAL ASSETS	56,828,845	50,594,081	11,960,725	11,966,265	(37,753,964)	93,595,952

LIABILITIES
Current liabilities:
Short-term borrowings	-	30,000,000	-	-	-	30,000,000
Accounts payable	-	42,038	-	-	-	42,038
Deferred revenue	-	30,090	-	1,657,227	-	1,687,317
Income tax payable	-	-	-	2	-	2
Lease liabilities, current	-	55,454	163,748	-	-	219,202
Amounts due to the Group’s entities	-	490,716	32,000	3,329,809	(3,852,525)	-
Accrued expenses and other current liabilities	6,258	2,335,985	-	2,563	-	2,344,806
Total current liabilities	6,258	32,954,283	195,748	4,989,601	(3,852,525)	34,293,365

Current liabilities:
Long-term borrowings	-	2,200,000	-	-	-	2,200,000
Other long-term liabilities	-	280,000	-	-	-	280,000
Total non-current liabilities	-	2,480,000	-	-	-	2,480,000
TOTAL LIABILITIES	6,258	35,434,283	195,748	4,989,601	(3,852,525)	36,773,365

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Ordinary Shares	14,177	-	-	-	-	14,177
Additional paid-in capital	107,349,192	58,213,162	11,774,670	8,830,202	(78,818,034)	107,349,192
Share subscription receivable	(12,720)	-	-	-	-	(12,720)
Accumulated deficit	(49,761,797)	(43,053,364)	(9,693)	(1,884,516)	44,947,573	(49,761,797)
Accumulated other comprehensive (loss) /income	(766,265)	-	-	30,978	(30,978)	(766,265)
Total shareholders' equity	56,822,587	15,159,798	11,764,977	6,976,664	(33,901,439)	56,822,587
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,828,845	50,594,081	11,960,725	11,966,265	(37,753,964)	93,595,952

	As of June 30, 2024
	Parent	VIE and its consolidated subsidiary	WFOE	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	-	1,207,617	3,078	1,570,212	-	2,780,907
Accounts receivable	-	329,773	-	1,319,523	(764,443)	884,853
Amounts due from a related party	-	-	-	111,341	-	111,341
Deferred offering costs	-	5,350,165	-	-	-	5,350,165
Prepaid expenses and other current assets	-	1,517,679	-	270,199	(3,998)	1,783,880
Total current assets	-	8,405,234	3,078	3,271,275	(768,441)	10,911,146

Non-current assets:
Property and equipment, net	-	33,714,952	-	-	-	33,714,952
Right-of-use assets	-	307,330	-	-	-	307,330
Investment in VIE	-	-	27,176,624	-	(27,176,624)	-
Investment in subsidiaries	27,807,737	-	-	-	(27,807,737)	-
Total non-current assets	27,807,737	34,022,282	27,176,624	-	(54,984,361)	34,022,282
TOTAL ASSETS	27,807,737	42,427,516	27,179,702	3,271,275	(55,752,802)	44,933,428

LIABILITIES
Current liabilities:
Short-term borrowings	-	10,000,000	-	-	-	10,000,000
Accounts payable	-	903,083	-	282,044	(773,908)	411,219
Deferred revenue	-	805,087	-	1,816,315	-	2,621,402
Income tax payable	-	-	-	97,344	-	97,344
Lease liabilities, current	-	180,135	-	-	-	180,135
Accrued expenses and other current liabilities	-	726,280	4,000	419,455	(3,998)	1,145,737
Total current liabilities	-	12,614,585	4,000	2,615,158	(777,906)	14,455,837

Non-current liabilities:
Long-term borrowings	-	2,200,000	-	-	-	2,200,000
Lease liabilities-noncurrent	-	55,454	-	-	-	55,454
Other long-term liabilities	-	414,400	-	-	-	414,400
Total non-current liabilities	-	2,669,854	-	-	-	2,669,854
TOTAL LIABILITIES	-	15,284,439	4,000	2,615,158	(777,906)	17,125,691

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Ordinary Shares	12,720	-	-	-	-	12,720
Additional paid-in capital	65,063,327	65,063,327	-	-	(65,063,327)	65,063,327
Share subscription receivable	(12,720)	-	-	-	-	(12,720)
Retained earnings (accumulated deficit)	(37,278,750)	(37,920,250)	27,175,702	632,957	10,111,591	(37,278,750)
Accumulated other comprehensive income	23,160	-	-	23,160	(23,160)	23,160
Total shareholders' equity	27,807,737	27,143,077	27,175,702	656,117	(54,974,896)	27,807,737
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,807,737	42,427,516	27,179,702	3,271,275	(55,752,802)	44,933,428

Condensed Consolidated Statements of Operations Schedule

	For the year ended June 30, 2025
	Parent	VIE and its consolidated subsidiary	WFOE and its consolidated subsidiary	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	-	16,042,669	-	26,167,991	(6,617,605)	35,593,055
Cost of revenues	-	(8,866,046)	-	(20,826,661)	-	(29,692,707)
Gross profit	-	7,176,623	-	5,341,330	(6,617,605)	5,900,348
Operating expenses	( 5 , 016 , 921)	(13,160,857)	(8,760)	(7,582,326)	6,495,275	(1 9 , 273 , 589)
Share of loss in VIE	-	-	(5,133,114)	-	5,133,114	-
Share of loss in subsidiaries	(7,673,150)	-	-	(5,141,886)	12,815,036	-
Total operating expenses	(12, 690 , 071)	(13,160,857)	(5,141,874)	(12,724,212)	24,443,425	(1 9 , 273 , 589)
Loss from operations	(12, 690 , 071)	(5,984,234)	(5,141,874)	(7,382,882)	17,825,820	(13, 373 , 241)
Total other income/(expenses), net	207,024	851,120	(12)	(387,610)	122,330	792,852
Income tax benefit	-	-	-	97,342	-	97,342
Net loss	(12, 483 , 047)	(5,133,114)	(5,141,886)	(7,673,150)	17,948,150	(12, 483 , 047)

	For the year ended June 30, 2024
	Parent	VIE and its consolidated subsidiary	WFOE	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	-	21,874,310	-	26,630,631	(2,528,520)	45,976,421
Cost of revenues	-	(18,335,542)	-	(21,210,556)	-	(39,546,098)
Gross profit	-	3,538,768	-	5,420,075	(2,528,520)	6,430,323
Operating expenses	-	(11,967,525)	-	(4,486,538)	2,556,255	(13,897,808)
Share of loss in VIE	-	-	(4,432,751)	-	4,432,751	-
Share of loss in subsidiaries	(4,055,592)	-	-	-	4,055,592	-
Total operating expenses	(4,055,592)	(11,967,525)	(4,432,751)	(4,486,538)	11,044,598	(13,897,808)
Income/(Loss) from operations	(4,055,592)	(8,428,757)	(4,432,751)	933,537	8,516,078	(7,467,485)
Total other income/(expenses), net	-	3,924,741	(922)	(557,980)	-	3,365,839
Income tax benefit/ (expense)	-	71,265	-	(25,211)	-	46,054
Net income/(loss)	(4,055,592)	(4,432,751)	(4,433,673)	350,346	8,516,078	(4,055,592)

	For the year ended June 30, 2023
	Parent	VIE and its consolidated subsidiary	WFOE	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	-	152,148,255	-	2,077,751	-	154,226,006
Cost of revenues	-	(144,327,050)	-	(1,671,214)	-	(145,998,264)
Gross profit	-	7,821,205	-	406,537	-	8,227,742
Operating expenses	(12,880,986)	(27,441,426)	-	(11,026)	-	(27,452,452)
Share of loss in VIE	-	-	(17,901,634)	-	17,901,634	-
Share of loss in subsidiaries	(4,749,848)	-	-	-	17,630,834	-
Total operating expenses	(17,630,834)	(27,441,426)	(17,901,634)	(11,026)	35,532,468	(27,452,452)
Income/(loss) from operations	(17,630,834)	(19,620,221)	(17,901,634)	395,511	35,532,468	(19,224,710)
Total other income/(expenses), net	-	1,895,021	-	(52,726)	-	1,842,295
Income tax expense	-	(176,434)	-	(71,985)	-	(248,419)
Net income/(loss)	(17,630,834)	(17,901,634)	(17,901,634)	270,800	35,532,468	(17,630,834)

Condensed Consolidated Statement of Cash Flows Schedule

	For the year ended June 30, 2025
	Parent	VIE and its consolidated subsidiary	WFOE consolidated subsidiary	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash (used in) / provided by operating activities	(39,8 36 , 955)	(18,361,521)	1,123	(534,024)	-	(58,7 31 ,3 77)
Net cash (used in) / provided by investing activities	(5,658,778)	(347,151)	-	4,960,289	-	(1,045,640)
Net cash provided by / (used in) financing activities	50,333,827	18,500,000	5,024,670	(4,721,011)	-	69,137,486
Effect of exchange rate changes on cash	(80 0 ,2 11)	-	-	10,787	-	(7 89 ,4 24)
Net change in cash and cash equivalents	4,037,883	(208,672)	5,025,793	(283,959)	-	8,571,045
Cash and cash equivalents at beginning of the year	-	1,207,617	3,078	1,570,212	-	2,780,907
Cash and cash equivalents at end of the year	4,037,883	998,945	5,028,871	1,286,253	-	11,351,952

	For the year ended June 30, 2024
	Parent	VIE and its consolidated subsidiary	WFOE	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash (used in) / provided by operating activities	-	(1,125,633)	3,078	1,177,586	-	55,031
Net cash used in investing activities	-	(1,470,287)	-	-	-	(1,470,287)
Net cash provided by financing activities	-	2,042,038	-	-	-	2,042,038
Effect of exchange rate changes on cash and cash equivalents	-	-	-	2,945	-	2,945
Net change in cash and cash equivalents	-	(553,882)	3,078	1,180,531	-	629,727
Cash and cash equivalents at beginning of the year	-	1,761,499	-	389,681	-	2,151,180
Cash and cash equivalents at end of the year	-	1,207,617	3,078	1,570,212	-	2,780,907

	For the year ended June 30, 2023
	Parent	VIE and its consolidated subsidiary	WFOE	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash (used in) / provided by operating activities	-	(5,098,061)	-	339,069	-	(4,758,992)
Net cash used in investing activities	-	(795,635)	-	-	-	(795,635)
Net cash provided by financing activities	-	4,807,797	-	-	-	4,807,797
Effect of exchange rate changes on cash and cash equivalents	-	-	-	20,469	-	20,469
Net change in cash and cash equivalents	-	(1,085,899)	-	359,538	-	(726,361)
Cash and cash equivalents at beginning of the year	-	2,847,398	-	30,143	-	2,877,541
Cash and cash equivalents at end of the year	-	1,761,499	-	389,681	-	2,151,180

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.	Risk Factors
In addition to the other information contained in this Annual Report and in other documents we file with or furnish to the U.S. Securities and Exchange Commission (the “SEC”), the following risk factors should be considered in evaluating our business. The occurrence of any of the events or developments described below could materially harm our business, financial condition, results of operations and prospects. In such an event, the market price of our ordinary shares could decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially impair our business operations.

Summary of Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. Among these important risks are the following, which are more fully described below:

Risks Related to Our Business and Industry

•
The global coronavirus COVID-19 outbreak has caused significant disruptions to the travel industry, which we expect may have negative impact on our business, results of operations and financial condition. See “
Risk Factors — Risks Related to Our Business and Industry — Pandemics (such as COVID-19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations
”  and “Our business may be negatively affected by the trend of remote working and flexible working schedules.”

10

•
We have a limited operating history in a competitive and rapidly evolving industry and incurred losses for the years ended June 30,
2023,
2024 and 2025. See “
Risk Factors – Risks Related to Our Business and Industry - We have a limited operating history in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth
”

and “
We incurred net losses for the years ended June 30,
2023,
2024 and 2025. We may not be able to generate sufficient operating cash flows and working capital. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. We may not be able to generate sufficient operating cash flows and working capital. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.
”

•
The growth of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and services and improve existing services. See “
Risk Factors – Risks Related to Our Business and Industry - The growth of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and services and improve existing services.
”

•
Any damage to our reputation or our brands may materially adversely affect our business, financial condition and results of operations. See “
Risk Factors – Risks Related to Our Business and Industry - Any damage to our reputation or our brands may materially adversely affect our business, financial condition and results of operations.
”

•
Our operation mainly concentrates in one geographic area and we have a substantial customer concentration. See “
Risk Factors – Risks Related to Our Business and Industry - We are mainly concentrated in one geographic area, which increases our exposure to many of the risks enumerated herein. We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues in the past, and we cannot assure you that such concentration will not happen again in the future.
”

•
The successful operation of our business depends on cooperation with third parties
. See “Risk Factors – Risks Related to Our Business and Industry - The successful operation of our business depends substantially upon the cooperation of third parties that are not under our control,”
“We rely on search engines, social networking sites and online streaming services to attract a meaningful portion of our users, and if those search engines, social networking sites and online streaming services change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new users,”
and
“Because we rely upon a third party to perform the payment processing for our customers, the failure or inability of the third party to provide these services could impair our ability to operate.”

•
Our projections, budgets, and revenues would be adversely affected by increases in labor costs, oil and natural gas prices.

See “
Risk Factors – Risks Related to Our Business and Industry - Increases in labor costs in the PRC may adversely affect the business and results of operations of us and the VIE
” and “
The price of oil and natural gas has historically been volatile. The ongoing Russian-Ukrainian War has increased the oil and natural gas prices substantially. If the price continues to increase, our drivers and bus fleet providers may be forced to adjust their prices upward. Our projections, budgets, and revenues would be adversely affected, potentially forcing us to make changes in our operations.
”

•
Newly developed public transportation infrastructure may reduce the demand for our commuter shuttle and chartered bus services. See
“Risk Factors – Risks Related to Our Business and Industry - Newly developed public transportation infrastructure may reduce the demand for our commuter shuttle and chartered bus services
”.

•
We may face risks and uncertainties associated with the use or acceptance of digital assets, including stablecoins such as USDC, as a form of payment, as the laws and regulations governing digital assets and related activities are still evolving and may vary significantly among jurisdictions, including the Cayman Islands, the United States and other countries in which we operate. See
“Risk Factors – Risks Related to Our Business and Industry - We may face risks and uncertainties associated with the use or acceptance of digital assets, including stablecoins such as USDC, as a form of payment.
”

See “
Risk Factors — Risks Related to Our Business”

for more detailed disclosures on these risks and uncertainties.
11

Risks Related to Corporate Structure

Risks and uncertainties related to corporate structure include, but are not limited to, the following:

•
We are an exempted company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted by (1) our wholly-owned subsidiary Wetour in the United States; (2) our direct investment in Youba Tech and its subsidiary; and (3) through VIE Agreements with Youba Tech. There are substantial uncertainties regarding such corporate structure. See “
Risk Factors – Risks Related to Corporate Structure - Webus is a Cayman Islands exempted company operating in the United States and in China partially through its subsidiaries and partially through contractual arrangements with the VIE. Investors in the Ordinary Shares thus are not purchasing, and may never directly hold, 50% VIE Interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the majority of our and the VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations of Webus. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE, which may materially and adversely affect our and the VIE’s operations and the value of your investment.
”

•
We rely on contractual arrangements with the VIE and Individual Registered Shareholders for our and the VIE’s operations in China, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements. See “
Risk Factors – Risks Related to Corporate Structure - We rely on contractual arrangements with the VIE and Individual Registered Shareholders for our and the VIE’s operations in China, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.
”

•
The shareholders of the VIE may have conflicts of interests with us, which may materially and adversely affect our and the VIE’s business. See “
Risk Factors – Risks Related to Corporate Structure - The shareholders of the VIE may have conflicts of interests with us, which may materially and adversely affect our and the VIE’s business.
”

•
Certain terms of the Contractual Arrangements may not be enforceable under PRC laws. See “
Risk Factors – Risks Related to Corporate Structure - Certain terms of the Contractual Arrangements may not be enforceable under PRC laws.
”

•
Our Contractual Arrangements may be subject to scrutiny of PRC tax authorities and additional tax may be imposed which may materially and adversely affect our and the VIE’s results of operation and value of your investment. See “
Risk Factors – Risks Related to Corporate Structure - Our Contractual Arrangements may be subject to scrutiny of PRC tax authorities and additional tax may be imposed which may materially and adversely affect our and the VIE’s results of operation and value of your investment.
”

•
We and the investors may face significant liquidity risks if the laws, regulations or government policies governing our corporate structure or operations change in the future. See “
Risk Factors – Risks Related to Corporate Structure – The investors may face significant liquidity risks because of the VIE structure and being based in and having the majority of the Company’s operations in China
” and “
Risk Factors – Risks Related to Doing Business in China – To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.
”

12

•
If we exercise the option to acquire equity ownership and assets of the VIE, the ownership or asset transfer may subject us to certain limitations and substantial costs. See “
Risk Factors – Risks Related to Corporate Structure - If we exercise the option to acquire equity ownership and assets of the VIE, the ownership or asset transfer may subject us to certain limitations and substantial costs.
”

•
Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of the current corporate structure, corporate governance and business operations of us and the VIE. See “
Risk Factors – Risks Related to Corporate Structure - Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of the current corporate structure, corporate governance and business operations of us and the VIE.
”

•
We are a holding company and the investors will have ownership in a holding company that does not directly own all of its operation in China. We primarily rely on our WFOE and the VIE for the operation in PRC. We may rely on dividends to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, if needed in the future. Any limitation on the ability of WFOE to pay dividends to us could have a material adverse effect on our ability to pay dividends to our shareholders. See “
Risk Factors – Risks Related to Corporate Structure - We are a holding company and the investors will have ownership in a holding company that does not directly own all of its operation in China. We primarily rely on our WFOE and the VIE for the operation in PRC. We may rely on dividends to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, if needed in the future. Any limitation on the ability of WFOE to pay dividends to us could have a material adverse effect on our ability to pay dividends to our shareholders.
”

See “
Risk Factors— Risks Related to Corporate Structure”

for more detailed disclosures on these risks and uncertainties.
Risks Related to Doing Business in China

•
Uncertainties exist as to our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “
Risk Factors – Risks Related to Doing Business in China - We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
”

•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “
Risk Factors – Risks Related to Doing Business in China - Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.
”

•
The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. As such, the enforcement of laws in the PRC legal system and rules and regulations in China may be subject to change. See “
Risk Factors – Risks Related to Doing Business in China - Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and limit the legal protections available to us. See “Risk Factors – Risks Related to Doing Business in China - Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.
”

13

•
The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with future financing activities under PRC rules, regulations or policies, and, if required, Webus cannot predict whether or how soon it will be able to obtain such approval. See “
Risk Factors – Risks Related to Doing Business in China - The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with future financing activities under PRC rules, regulations or policies, and, if required, Webus cannot predict whether or how soon it will be able to obtain such approval.
”

•
The Chinese government exerts substantial influence over the manner in which the VIE and its subsidiary must conduct their business activities. See “
Risk Factors – Risks Related to Doing Business in China - The Chinese government exerts substantial influence over the manner in which the VIE and its subsidiary must conduct their business activities. If the Chinese government significantly regulates these entities’ business operations in the future and they are not able to substantially comply with such regulations, these entities’ business operations may be materially adversely affected and the value of our ordinary shares may significantly decrease.
”

•
Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.  See “
Risk Factors – Risks Related to Doing Business in China - Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.
”

•
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.  See “
Risk Factors – Risks Related to Doing Business in China - Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
”

•
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.  See “
Risk Factors – Risks Related to Doing Business in China - If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
”

•
Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.  See “
Risk Factors – Risks Related to Doing Business in China - Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.
”

•
The Holding Foreign Companies Accountable Act, or HFCAA and the related regulations might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. See “
Risk Factors – Risks Related to Doing Business in China - The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our Ordinary Shares may be delisted by the exchange. The delisting of our Ordinary Shares, or the threat of our Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.
”

14

•
The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers and that such actions by the Chinese government could cause the value of our securities to significantly decline or be worthless. See “
Risk Factors – Risks Related to Doing Business in China - Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review, personal information protection, moving technology in and out of the PRC, or outbound data transfer may intervene or influence our operations in China at any time and any additional control over offerings conducted overseas and/or foreign investment in issuers with Chinese operations could result in a material change in our business operations and/or the value of our ordinary shares and could also significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless.
”

•
On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which came into effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances. See “
Risk Factors – Risks Related to Doing Business in China - The required filing with China Securities Regulatory Commission (“CSRC”) in connection with our initial public offering under New Overseas Listing Rules published in February 2023 was completed on April 2, 2024, but we cannot assure you that we will not be subject to additional requirements from the CSRC or other PRC regulatory agencies for offerings, and we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely satisfy any such additional requirements.”

See “
Risk Factors—Risks Related to Doing Business in China
”
for more detailed disclosures on these risks and uncertainties.
Risks Related to Our Ordinary Shares and the Trading Market
•
You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts. See “
Risk Factors—Risks Related to Our Ordinary Shares and Offerings - You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.
”

Risk Factors

Risks Related to Our Business and Industry

Pandemics (such as COVID-19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (“EVD”), coronavirus disease 2019 (“COVID-19”), Middle East respiratory syndrome (“MERS”), severe acute respiratory syndrome (“SARS”), H1N1 flu, H7N9 flu, and avian flu could disrupt the travel and collective mobility service
(“CMS”)
industry in China and elsewhere in the world, reduce or restrict demand for travel and travel-related products and services, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Any one or more of these events or recurrence may adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.
15

The COVID-19 pandemic adversely affected many aspects of our business, and we have experienced a significant decline in commute and travel demand resulting in significant user cancelations and refund requests and reduced new orders relating to commute and travel. The supply of domestic transportation was also adversely and significantly affected in response to comprehensive containment measures in China and other international regions. For example, in 2022, municipalities throughout China had reported cases of COVID-19 and in response, local governments enacted a strict zero-positive-case lockdown, resulting in a quarantine of the affected areas and disruption of commercial activities within those locales because of the temporary travel restrictions. As a result, our service capacity and operational efficiency were adversely affected again due to insufficient workforce and the necessity to comply with disease control protocols in our business facilities. Our suppliers’ abilities to timely deliver services and respond to rescheduling or cancelation requests were also adversely affected for similar reasons, especially those located in critical regions in China. In addition, our global customized chartered bus business were disrupted by the travel restrictions imposed on outbound Chinese travelers.
China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. Although our business in China showed a strong recovery momentum, we cannot assure you that the COVID-19 pandemic can be eliminated or a similar outbreak will not occur again. In anticipation of the future overseas traveling demand, we have applied license for outbound travel services for international air ticket booking, visa application assistance, and other international travel related services. Although the situation in China has improved greatly since January 2023, and the WHO declared that COVID-19 was no longer a public health emergency of international concern on May 4, 2023, it is uncertain whether and when the overseas tourism market may be fully recovered. We continuously monitor health issues for potential impacts on our business.

We have noted Chinese travelers shifting their preferences towards emerging demand for short-haul travel, local trips, and domestic boutique and premium accommodation experiences. We have introduced novel products in order to capture these emerging trends and have proactively leveraged our live streaming function to promote local attractions and activities. However, we cannot assure you that these initiatives will be effective as expected, or that we will be able to act promptly to cater to the travelers’ emerging traveling preferences in the future. We will continue to monitor and evaluate the financial impacts on our financial condition, results of operations, and cash flows in future periods. While the COVID-19 pandemic is no longer a global concern, it had an adverse impact on our financial condition and cash flows. Similar future pandemics or public health crises may have a comparable impact. We cannot assure you that additional financing will be available to us on reasonable terms, or at all, should we require it. The spread of the COVID-19 pandemic had resulted in global economic distress, and similar future events may also adversely affect our financial condition, results of operations, and cash flows, depending on future developments, which are highly uncertain and cannot be predicted.
We have a limited operating history in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.

We commenced our operations in August 2019 through Youba Tech and we have a limited operating history in the CMS industry, which is competitive and rapidly evolving. We may have limited insight into trends that may develop and affect our business, and we may make errors in predicting and reacting to industry trends and evolving needs of our customers.

For the years ended June 30,
2023,
2024 and 2025, our revenues were RMB154,226,006
,
RMB45,976,421 and RMB35,593,055 ($4,968,599), respectively. Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates. If our products and services does not develop as we expect, or if we fail to continue to address the needs of our users, our business and financial conditions may be materially adversely affected.
In addition, we may not be able to effectively manage our growth. Our business expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We incurred net losses for the years ended June 30,
2023,
2024 and 2025. We may not be able to generate sufficient operating cash flows and working capital. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We recorded net loss of RMB17,630,834, RMB4,055,592 and RMB12,483,047 ($1,742,567) for the years ended June 30, 2023, 2024 and 2025, respectively. We have generated negative cash flows from operating activities of RMB4,758,992, positive cash flows from operating activities RMB55,031 and negative cash flows from operating activities of RMB58,731,377 ($8,198,584) for the years ended June 30,
2023,
2024 and 2025, respectively. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the next twelve months, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

If and when we are unable to generate sufficient cash flows from operations to meet our working capital requirements and various operating needs, we may need to raise additional funds for our operations and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations. If we are unable to achieve or maintain profitability, the market price of our shares may significantly decrease. In the event that the Company requires additional funding to finance its operations, the Company’s major shareholders have indicated their intent and ability to provide such financial support, however, there is no assurance such funding will be available when the Company needs it in the future.

The growth of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and services and improve existing services.

Our growth depends, in part, on our ability to successfully predict customers preferences and traveling demands. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. The development and introduction of innovative new products and services involve considerable costs. Any new product or service may not generate sufficient customer interest and sales to become a profitable product or to cover the costs of its development and promotion and may negatively affect our operating results and damage our reputation. If we are not able to anticipate, identify or develop and market products to respond to the changes in the requirements and preferences of our customers, or if our new product introductions or repositioned products fail to gain consumer acceptance, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

The successful operation of our business depends substantially upon the cooperation of third parties that are not under our control.

Although we have our proprietary mobile apps and websites for users to access our products and services, our user acquisition relies heavily on our mini programs built on platforms provided by WeChat and other third-party partners. If we lose our cooperation with third-party business partners owning the platforms where our mini programs are operated, for example, by unintentionally breaching the rules set by these third parties that lead to the suspension of our mini programs, our users may no longer access our products and services via the mini programs. Such events could damage our reputation significantly disrupt our operations, and subject us to liability, which could adversely affect our business, financial condition, and operating results.

We rely on search engines, social networking sites and online streaming services to attract a meaningful portion of our users, and if those search engines, social networking sites and online streaming services change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new users.

Many users locate our platform through internet search engines, such as Baidu, and advertisements on social networking sites and online streaming services, such as WeChat, Douyin and Xiaohongshu. If we are listed less prominently or fail to appear in search results for any reason, visits to our mini programs on WeChat and other third-party partners could decline significantly, and we may not be able to replace this traffic. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines on which we rely for algorithmic listings modify their algorithms, we may appear less prominently or not at all in search results, which could result in reduced traffic to our website that we may not be able to replace. Additionally, if the costs of search engine marketing services, such as Baidu, increase, we may incur additional marketing expenses, we may be required to allocate a larger portion of our marketing spend to this channel or we may be forced to attempt to replace it with another channel (which may not be available at reasonable prices, if at all), and our business, financial condition and results of operations could be adversely affected.
Furthermore, competitors may in the future bid on our brand names and other search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines, social networking sites and video streaming services may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our solutions. Additionally, new search engines, social networking sites, video streaming services and other popular digital engagement platforms may develop in specific jurisdictions or more broadly that reduce traffic on existing search engines, social networking sites and video streaming services. If we are not able to achieve awareness through advertising or otherwise, we may not achieve significant traffic to our website.

Because we rely upon a third party to perform the payment processing for our customers, the failure or inability of the third party to provide these services could impair our ability to operate.

Because we do not possess an internal payment method given the difficulties of obtaining and maintaining a payment license, all payments by our clients are processed by third party payment service providers such as UnionPay, Alipay and WeChat Pay. These payment service providers are used by most e-commerce platforms for their convenience, reliability and cost-effectiveness. However, the payment processing business is highly regulated, and it is subject to a number of risks that could materially and adversely affect their abilities to provide payment processing services to us, including:
•	increased regulatory focus and the requirement that it comply with numerous complex and evolving laws, rules and regulations;
•	i ncreases in the costs to the third party, including fees charged by banks to process funds through the third parties, which could result in increased costs to us and to our participants;
•	dissatisfaction with the third parties’ services;
•	a decline in the use of the third parties’ services generally which could result in increases in costs to users such as us and our participants;
•
the ability of the third parties to maintain adequate security procedures to prevent the hacking or other unauthorized access to account and other information provided by us and the participants who use the system;

•	system failures or failure to effectively scale the system to handle large and growing transaction volumes;
•	the failure or inability of the third parties to manage funds accurately or the loss of funds by the third parties, whether due to employee fraud, security breaches, technical errors or otherwise; and
•	the failure or inability of these third parties to adequately manage business and regulatory risks.
18

We rely on the convenience and ease of use that third party’s payment methods provide to our users. If the quality, utility, convenience or attractiveness of these payment services declines for any reason, the attractiveness of our services could be materially impaired. If we need to migrate to other third-party payment services for any reason, the transition could require considerable time and management resources, and the third-party payment services may not be as effective, efficient or well-received by our clients. Further, our clients may be reluctant to use a different payment system.
We may not be able to successfully implement our growth strategy on a timely basis or at all.
Our future success depends, in large part, on our ability to implement our growth strategy, including our expansion in and outside China. Our ability to implement this growth strategy depends, among other things, on our ability to:

•	increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives; ;

•	create and maintain brand loyalty ;
•	develop new products and services that appeal to consumers ;

•	identify and successfully enter and market our products and services in new geographic areas and market segments .

We may not be able to successfully implement our growth strategy and may need to change our strategy from time to time. If we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected
.

Any damage to our reputation or our brands may materially adversely affect our business, financial condition and results of operations
.

We have long business relationships with our customers by maintaining high quality and quick service response. Our brand “
微巴士
” and “Wetour” have gained good reputation among our customers and suppliers. Our ability to strengthen our brand recognition and maintain our market position among the traditional and online travel agency platforms is critical for us to build and maintain relationships with our customers and suppliers. We have solidified our market position over the past years. In order to strengthen our brand recognition and maintain market position, we may need to increase our investments in marketing activities, product and service development, and user and supplier engagement, which may affect our operating margin
.

Our market position and our ability to attract new users and continue to retain and engage our existing users also depends on our ability to continue to provide users with superior experiences. We have been consistently enhancing our technology, product, service, and content offerings, and user interfaces to offer a personalized, convenient, enjoyable, and inspirational user experience. We have also been continuously catering to our users’ diverse needs and evolving preferences. Any damage to our reputation or our brands may materially adversely affect our business, financial condition and results of operations
.

We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively
.

We compete on the basis of service quality and performance, brand awareness and loyalty, offering variety, reputation, price and promotional efforts. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies who may have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to identify and adapt to changes in consumer preferences more quickly than us due to their resources and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures and better able to increase their promotional activity, which may impact us and the entire lockset manufacturing industry. If these competitive pressures cause our products to lose market share or experience margin erosion, our business, financial conditions and results of operations may be materially adversely affected
.

Our operations in China are concentrated in one geographic area, which increases our exposure to many of the risks enumerated herein
.

As of June 30, 2025, our revenues from operations in China were primarily derived from operations of the VIE and its subsidiary in Zhejiang Province. Operating in a concentrated area increases the potential impact that many of the risks stated herein may have upon our ability to perform. For example, we have greater exposure to regulatory actions impacting Zhejiang Province, natural disasters in the geographic area, competition for services and suppliers available in the area. Due to the concentrated nature of our operations in the Zhejiang Province, we could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified operation geographically. Any delays or interruptions of our services could have a material adverse effect on our financial condition and results of operations.

We face risks associated with managing operations in China, any of which could decrease our sales or earnings and could significantly limit or completely hinder our ability to offer our Ordinary Shares to investors and cause the value of such securities to significantly decline or be worthless.

A significant portion of our operations currently are conducted in China. There are a number of risks inherent in doing business in China, including the following: unfavorable political or economic factors; fluctuations in foreign currency exchange rates; potentially adverse tax consequences; unexpected legal or regulatory changes; lack of sufficient protection for intellectual property rights; difficulties in recruiting and retaining personnel, and managing international operations; and less developed infrastructure. Furthermore, changes in the political, economic and social conditions in China from which these risks are derived could make it more difficult to provide products and services to our customers. Our inability to manage these risks successfully could adversely affect our business and manufacturing operations and could significantly limit or completely hinder our ability to offer our Ordinary Shares to investors and cause the value of such securities to significantly decline or be worthless
.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues in the past, and we cannot assure you that such concentration will not happen again in the future.

We derive a significant portion of our revenues from a few major customers for the year ended June 30, 2023, and top 10 customers accounted for approximately 43% of our total revenues. For the year ended June 30, 2024 and 2025
, no customer accounted for more than 10% of our total revenues, and top 10 customers accounted for approximately 32%
and 20%
of our total revenues
, respectively
.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. For example, for the year ended June 30, 2025, the service contracts between the VIE and two major customers of the VIE’s commuter shuttle service expired, and both of the two customers decided not to renew the service contracts because of increased public transportation access to their workplaces, including a newly constructed subway station. Because of the aforementioned terminations and our strategic shift from the domestic market to overseas markets with higher gross margin rates, our revenue from the commuter shuttle service decreased by 80.5% from RMB9,507,054 for the year ended June 30, 2023 to RMB1,853,926 for the year ended June 30, 2024. It further decreased by 71.3% from RMB1,853,926 for the year ended June 30, 2024 to RMB531,193 ($74,152) for the year ended June 30, 2025. Although we do not intend to continue offering commuter shuttle services after the end of fiscal year 2025, there can be no assurance that a similar concentration of customers will not exist in our other service offerings.
As we shift to the overseas market, we also significantly reduced the incentives and subsidies provided to certain major customers of the VIE’s packaged tour service and customized chartered bus service in China, mostly travel agencies and platforms. As a result, our revenue from the packaged tour service and customized chartered bus service for the year ended June 30, 2024 decreased by 58.8% and 83.1%, respectively, compared to the same period in 2023.For the year ended June 30, 2025, the revenue from these two services decreased by 4.1% and 71.8%, respectively, compared to the same period in 2024.
We cannot guarantee you that we will be able to retain other major customers in China while we shift our focus to overseas markets. It is not possible for us to predict these major customers’ future level of demand for our products or the future demand for our products by these major customers in the end-user marketplace. If any of these major customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have a material adverse effect on our margins and financial position and could materially and negatively affect our revenues and results of operations. If any of our major customers terminates the purchase of our products, such termination would materially negatively affect our revenues, results of operations and financial condition.

Our operating results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our operating results, including the levels of our revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one period are not necessarily an indication of future performance. Fluctuations in results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our financial results include:
•	our ability to attract new customers and retain existing customers;
•	changes in our mix of products and introduction of new products;
•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;
•	the impact of competitors;
•	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;
•	changes in the legal or regulatory environment or proceedings, including enforcement by government regulators, fines, orders or consent decrees;
•	the timing of expenses related to the development or acquisition of technologies or businesses; and
•	the additional costs related to being a public company.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract quality customers depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products.

Increases in labor costs in the PRC may adversely affect the business and results of operations of us and the VIE.

The currently effective PRC Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we and the VIE need to significantly reduce our and the VIE’s workforce, the PRC Labor Contract Law could adversely affect our and the VIE’s ability to do so in a timely and cost-effective manner, and our and the VIE’s results of operations could be adversely affected. In addition, for certain employees whose employment contracts include non-competition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our and the VIE’s operating expenses.

We expect that our and the VIE’s labor costs, including wages and employee benefits, will continue to increase. Unless we and the VIE are able to pass on these increased labor costs to our and the VIE’s customers by increasing the prices of our and the VIE’s products and services, the financial condition and results of operations of us and the VIE would be materially and adversely affected.

The price of oil and natural gas has historically been volatile. The ongoing Russian-Ukrainian War has increased the oil and natural gas prices substantially. If the price continues to increase, our drivers and bus fleet providers may be forced to adjust their prices upward. Our projections, budgets, and revenues would be adversely affected, potentially forcing us to make changes in our operations.

Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions and ongoing Russian-Ukrainian war and the conflict in the Middle East. Cash flows from operations are highly dependent on the prices that we receive from our drivers and bus fleet providers. This price volatility could affect the amount of our cash flows available for capital expenditures and our ability to borrow money or raise additional capital. The volatility of the energy markets makes it difficult to predict future oil and natural gas price movements with any certainty. Increases in oil and natural gas prices affect our costs and pricing to customers. Unless we are able to pass on these increased labor costs to our and the VIE’s customers by increasing the prices of our and the VIE’s products and services, the financial condition and results of operations of us and the VIE would be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, trade names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See
“Our Business—Intellectual Property”
 and
“Regulation—Regulation on Intellectual Property Rights.”
 Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.
Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:
•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
•	difficulties in retaining, training, motivating and integrating key personnel;
•	diversion of management’s time and resources from our normal daily operations;
•	difficulties in successfully incorporating licensed or acquired technology and rights into our product offerings;
•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•
regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•	failure to successfully further develop the acquired technology;
23

•
liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	potential disruptions to our ongoing businesses; and
•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.
We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this report. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley”). Our senior management does not have much experience managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and share price.
We have adopted share option plans and terminated the plans in June 2023. There may be accounting impact in connection with the unrecognized share-based compensation expenses.

In connection with our restructuring and spin-off, we adopted our 2022 share incentive plan (the “2022 Plan”) to grant an aggregate of 470,000 restricted stock units (“RSUs”) at a unit purchase price of RMB1.00 to qualified management and employees in order to retain and motivate the management team and core employees to improve the Company's ability to create value and long-term competitiveness.

In June 2023, we terminated the share incentive plan, and for the unvested RSUs, all the remaining unrecognized compensation cost are required to be recognize on the termination date since the requisite service is expected to be rendered. Share-based compensation expenses of RMB12,880,986 were recognized for the RSUs for the year ended June 30, 2023. Share-based compensation expenses of RMB9,950,899 were accelerated recognized for the all the unvested RSUs due to the termination of 2022 share incentive plan. Although we do not believe the adjustment may have significant impact on our operations, such adjustment may result in changes in our financial results.
24

We lease our facilities from third parties and there is no assurance that we will be able to renew our leased facilities on favorable terms, or at all.

We currently lease the properties we use to operate our business. Our headquarters are located in Hangzhou comprising office premises of approximately 255.7 m
2
. The lease terms on these premises expire on September 16, 202
6
. If we are unable to renew the lease on favorable terms, or at all, we would be required to find new leased space, which space may be more expensive to lease than our current facilities. Also, the lease may be terminated early due to unexpected change of land usage by the local government.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including engineering, risk management, information technology, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled marketing, engineering, information technology, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our products could diminish, resulting in a material adverse effect to our business.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures.

Upon completion of our IPO on February 27, 2025, we became a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our Ordinary Shares exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
25

In the course of preparing and auditing our consolidated financial statements for the years ended June 30, 2023
,
2024
and 2025
, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of June 30, 2023
,
2024
and 2025
. According to the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; (ii) our lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
A lack of insurance coverage could expose us to significant costs and business disruption.

We may not have acquired sufficient insurance to cover our business’s assets, property, and potential liability. We and the VIE do not maintain any liability insurance or property insurance policies covering equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster, which we believe is consistent with market practice in China. Consistent with customary industry practice in China, we and the VIE do not maintain business interruption insurance, nor do we and the VIE maintain key-man life insurance. We do not have automobile or liability insurance coverage, and our drivers and vehicle fleet providers maintain automobile and liability insurance in compliance with PRC laws. The lack of insurance could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents, or business interruption, our results of operations could be materially and adversely affected.

Our business may be negatively affected by the trend of remote working and flexible working schedules.

The traditional on-site working model has been challenged by the remote working model since the beginning of the COVID-19 pandemic, and more employers may consider adopting remote working model or flexible working model. If more companies and government organizations adopt full or partial remote working models, their need for commute service will certainly reduce, which poses a risk to our business operations.
Newly developed public transportation infrastructure may reduce the demand for our commuter shuttle and chartered bus services.

Our services provide an alternative mobility solution to traditional public transportation by offering efficient and tailor-made transportation and travel packages to our customers at competitive prices. This alternative solution may lose its appeal to our customers when public transportation like subways and high-speed trains expand its reach to places it did not touch in the past since most of our services are provided through buses and vans traveling on the increasingly crowded roads.

Because we conduct most of our operations in China, a country that constantly updates its public transportation infrastructures, we are facing serious competitions from newly established subway lanes, bus stops, and inter-city high-speed trains. Specifically, on April 26, 2022, the Central Financial and Economic Affairs Commission of China announced that the Chinese government would invest more in five areas, one of which is the transportation infrastructure. With more public transportation available to the public, our business may be negatively impacted if we cannot provide unique and irreplaceable services to our customers.

We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The proceeds of our initial public offering may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of such offering.

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC Subsidiaries, which are treated as “foreign-invested enterprises” under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of China’s SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in the PRC.

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with SAFE or its local branches or satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between their respective total project investment amount and registered capital or two times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiary. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

To remit the proceeds of the offering, we must take the steps legally required under the PRC laws. For example, we have opened a special foreign exchange account for capital account transactions to remit the offering proceeds into such special foreign exchange account and apply for settlement of the foreign exchange. The timing of the process to remit all the net proceeds of our IPO is difficult to estimate because the efficiency of different SAFE branches can vary materially. As of the date of this report, approximately $700,000 has been repatriated and used for investment in our new subsidiary, Shunxing Technology, and for daily operations.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our Ordinary Shares.

We may face risks and uncertainties associated with the use or acceptance of digital assets, including stablecoins such as USDC, as a form of payment.

We accepted payment  from one business partner in USD Coin (“USDC”), a digital asset commonly referred to as a stablecoin, which is designed to maintain a stable value relative to the U.S. dollar. Although we do not currently plan to accept digital assets as a regular means of payment, the use or holding of digital assets may expose us to various risks, including potential fluctuations in value, cybersecurity risks, technological failures, and uncertainty regarding the legal and regulatory treatment of stablecoins.

The laws and regulations governing digital assets and related activities are still evolving and may vary significantly among jurisdictions, including the Cayman Islands, the United States and other countries in which we operate. There is uncertainty as to whether the acceptance or holding of stablecoins could be deemed to involve activities subject to licensing, registration, or other regulatory requirements under the laws of such jurisdictions. If applicable regulators were to determine that our activities constitute regulated conduct, we could become subject to additional compliance obligations, penalties, or restrictions.

Moreover, there can be no assurance that the issuer of USDC or any similar stablecoin will maintain sufficient reserves or liquidity to support redemption at par value. If regulatory developments, technological disruptions, or market events adversely affect the perceived or actual stability of USDC, we could incur losses, delays, or additional costs in converting such assets into fiat currency. Any such developments could adversely affect our financial condition, results of operations, or reputation.

Risks Related to Corporate Structure

Webus is a Cayman Islands exempted company operating in the United States and in China partially through its subsidiaries and partially through contractual arrangements with the VIE. Investors thus are not purchasing, and may never directly hold, 50% VIE Interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the majority of our and the VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations of Webus. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE, which may materially and adversely affect our and the VIE’s operations and the value of your investment.

Current PRC laws and regulations impose certain restrictions and prohibitions on foreign ownership of companies that engage in value-added telecommunications business. Specifically, foreign ownership of a company providing value-added telecommunications services may not exceed 50%.

We are a company incorporated under the laws of the Cayman Islands, and Xinjieni Tech, our indirect wholly-owned PRC subsidiary, is considered a foreign-invested enterprise. In light of such status, it is illegal for us to hold 100% ownership of the VIE and its subsidiary through our subsidiaries or independently operate our and the VIE’s business of information services as they constitute value-added telecommunications services. As such, Xinjieni Tech, our WFOE, entered into the Contractual Arrangements with the VIE and Individual Registered Shareholders. These agreements include: (i) an exclusive business cooperation agreement, which enables us to receive substantially all of the economic benefits of the VIE, (ii) power of attorney and a share pledge agreement, which together with 50% equity interest held by Xinjieni Tech, provide us with control over the VIE, and (iii) an exclusive call option agreement, which provides us with the option to purchase the 50% equity interests in the VIE held by the Individual Registered Shareholders. The conditions we have satisfied for consolidation of the VIE and its subsidiary under U.S. GAAP include that (i) we control the VIE through power to govern the activities which most significantly impact the VIE’s economic performance, (ii) we are contractually obligated to absorb losses of the VIE that could potentially be significant to the VIE, and (iii) we are entitled to receive benefits from the VIE that could potentially be significant to the VIE. Only if we meet the aforementioned conditions for consolidation of the VIE and its subsidiary under U.S. GAAP, we will be deemed as the primary beneficiary of the VIE and its subsidiary, and the VIE and its subsidiary will be treated as our consolidated entities for accounting purposes.

As the Contractual Arrangements that establish the structure for operating our and the VIE’s business in the PRC have not been tested in any of the PRC courts, if the Contractual Arrangements are found to be in violation of any existing or any PRC laws or regulations in the future, or the PRC government finds that we, or any of the VIE fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, MOFCOM and STA, would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses;
•	discontinuing or restricting the operations;
•	imposing fines or confiscating any of the income from us and the VIE that they deem to have been obtained through illegal operations;
•
requiring us to restructure our and the VIE
’
s operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our and the VIE
’
s business, staff and assets;

•	imposing additional conditions or requirements with which we and the VIE may not be able to comply;
•	restricting or prohibiting the use of proceeds from the initial public offering or other financing activities to finance our and the VIE’s business and operations in the PRC; or
•	taking other regulatory or enforcement actions that could be harmful to our and the VIE’s business.
Any of these actions could cause significant disruption or result in a material change to our and the VIE’s business operations, and may materially and adversely affect our and the VIE’s business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE and its subsidiary in our (including the VIE) consolidated financial statements, if the PRC governmental authorities find the VIE’s legal structure and Contractual Arrangements to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of the VIE or its subsidiary that most significantly impact its economic performance and/or our failure to receive the economic benefits from the VIE or its subsidiary, we may not be able to consolidate the VIE and/or its subsidiary into our (including the consolidated VIE) consolidated financial statements in accordance with U.S. GAAP. If we are unable to claim our right to control the assets of the VIE, our Ordinary Shares may decline in value or become worthless.

We are a holding company, and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay for the holding company expenses or pay dividends to holders of our Ordinary Shares.

We are a Cayman Islands holding company and conduct a significant portion of our business through the VIE and its subsidiary in China. We may rely on dividends to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If the VIE and its subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.
Under PRC laws and regulations, the WFOE may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

The VIE and its subsidiary generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of the VIE and its subsidiary to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of the VIE and its subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of the VIE and its subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the VIE and its subsidiary, or the WFOE, to its immediate holding company, Webus HK. As of the date of this report, the WFOE currently does not have plan to declare and pay dividends to Webus HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Webus HK intends to apply for the tax resident certificate when the WFOE plans to declare and pay dividends to Webus HK. When the WFOE plans to declare and pay dividends to Webus HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

We rely on contractual arrangements with the VIE and Individual Registered Shareholders for our and the VIE’s operations in China, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.

Current PRC laws and regulations impose certain restrictions and prohibitions on foreign ownership of companies that engage in value-added telecommunications business. Specifically, foreign ownership of a company providing value-added telecommunications services may not exceed 50%. Due to the restrictions on foreign ownership of value-added telecommunications business in the PRC under PRC laws, we hold 50% equity interests of the VIE, and Xinjieni Tech, our WFOE, entered into the Contractual Arrangements with the VIE and Individual Registered Shareholders regarding the 50% VIE Interest. These agreements include: (i) an exclusive business cooperation agreement, which enables us to receive substantially all of the economic benefits of the VIE, (ii) power of attorney and a share pledge agreement, which together with 50% equity interest held by Xinjieni Tech, provide us with control over the VIE, and (iii) an exclusive call option agreement, which provides us with the option to purchase the 50% equity interests of the VIE held by Individual Registered Shareholders. The conditions we have satisfied for consolidation of the VIE and its subsidiary under U.S. GAAP include that (i) we control the VIE through power to govern the activities which most significantly impact the VIE’s economic performance, (ii) we are contractually obligated to absorb losses of the VIE that could potentially be significant to the VIE, and (iii) we are entitled to receive benefits from the VIE that could potentially be significant to the VIE. Only if we meet the aforementioned conditions for consolidation of the VIE and its subsidiary under U.S. GAAP, we will be deemed as the primary beneficiary of the VIE and its subsidiary, and the VIE and its subsidiary will be treated as our consolidated entities for accounting purposes.

Although we have been advised by our PRC legal counsel, Allbright Law Offices, that our Contractual Arrangements constitute valid and binding obligations enforceable against each party of such agreements in accordance with their terms, the Contractual Arrangements may not be as effective in providing control over the VIE as direct ownership. If we had more than 50% direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of business through the contractual arrangements with the VIE. All of these Contractual Arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these Contractual Arrangements will be resolved through arbitration or litigation in the PRC. However, the legal system in the PRC is not as developed as in other jurisdictions, such as the United States. The Contractual Arrangements that establish the structure for operating our and the VIE’s business in the PRC have not been tested in any of the PRC courts and there are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the outcome of arbitration or litigation. These uncertainties could limit our ability to enforce these Contractual Arrangements. In the event we are unable to enforce these Contractual Arrangements or we experience significant delays or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert control over the VIE and may lose control over the assets owned by the VIE. Our control over the VIE is limited to the aforementioned conditions we have satisfied for consolidation of the VIE and its subsidiary under U.S. GAAP. Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be. Our financial performance may be adversely and materially affected as a result and we may not be eligible to consolidate the financial results of the VIE into our consolidated financial results.

The shareholders of the VIE may have conflicts of interests with us, which may materially and adversely affect our and the VIE’s business.

We have designated individuals who are PRC nationals to be the shareholders of the VIE. These individuals may have conflicts of interest with us. As of the date of this report, the VIE was owned by Zheng Jiahua and Wu Chunyun as to 50%. Conflicts of interest may arise between the roles of Zheng Jiahua, as director and/or senior management of our Company and as shareholders of the VIE as well as director and/or senior management of the VIE.

We rely on these individuals to abide by the laws of the Cayman Islands which impose fiduciary duties upon directors and officers of our Company. Such duties include the duty to act bona fide in what they consider to be in the best interest of our Company as a whole and not to place themselves in a position in which there is a conflict between their duties to our Company and their personal interests. On the other hand, PRC laws also provide that a director or a management officer owes a loyalty and fiduciary duty to the company he or she directs or manages. We cannot assure you that when conflicts arise, individual shareholders of the VIE will act in the best interest of our Company or that conflicts will be resolved in our favor. These individuals may breach or cause the VIE to breach the Contractual Arrangements. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our and the VIE’s operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

The investors may face significant liquidity risks because of the VIE structure and being based in and having the majority of the Company’s operations in China.

The VIE hold certain assets that are important to our operations, including permits, domain names and IP rights, among others. Under Contractual Arrangements, Individual Registered Shareholders may not voluntarily liquidate the VIE or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the Individual Registered Shareholders breach this obligation and voluntarily liquidate the VIE, or the VIE declare winding up, or all or part of their assets become subject to liens or rights of third-party creditors, we and the VIE may be unable to continue some or all of our and the VIE’s operations, which could materially and adversely affect our and the VIE’s business, financial condition and results of operations. Furthermore, if the VIE undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our and the VIE’s ability to operate our and the VIE’s business, which could materially and adversely affect our and the VIE’s business, financial condition and results of operations. We do not have priority pledges and liens against the assets of the VIE. If the VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on the assets of the VIE. If the VIE liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by the VIE to WFOE under the applicable agreement(s). Moreover, there are uncertainties exist in the interpretation and enforcement of the laws and regulations governing our corporate structure, and given the fact that we are a China-based company with the majority of the operations in China, the investors may face significant liquidity risks if new laws, regulations, or government policies in China prohibit us from using or transferring cash or other assets in the VIE.
If we exercise the option to acquire equity ownership and assets of the VIE, the ownership or asset transfer may subject us to certain limitations and substantial costs.

According to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”), foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services. Consequently, we may be ineligible to operate the VIE’s value-added telecommunication enterprises directly and may be forced to suspend the operations if the Contractual Arrangements are considered as invalid, which could materially and adversely affect the business, financial condition and results of operations of us and the VIE.

Pursuant to the Contractual Arrangements, WFOE or its designated person(s) has the irrevocable and exclusive right to purchase all or any part of the equity interests in the VIE from Individual Registered Shareholders at any time and from time to time in WFOE’s absolute discretion to the extent permitted by PRC laws. The consideration for the equity ownership shall be the higher of (a) the lowest price permitted under PRC laws and regulations or (b) the capital contribution in relation to the equity interests while the consideration for the assets shall be the higher of (a) the lowest price permitted under PRC laws and regulations or (b) the net book value of the assets.

The equity transfer may be subject to the approvals from, or filings with, the MIIT, MOFCOM and SAMR and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by the VIE under the Contractual Arrangements may also be subject to enterprise income tax, and such tax amounts could be substantial. Accordingly, in the event that we exercise the option to acquire equity ownership and/or assets of the VIE, substantial costs may be incurred, which may adversely and materially affect our and the VIE’s financial performance.

Certain terms of the Contractual Arrangements may not be enforceable under PRC laws.

The Contractual Arrangements provide for dispute resolution by way of arbitration in accordance with the arbitration rules of the Hangzhou Arbitration Commission in Hangzhou, Zhejiang Province, the PRC. The Contractual Arrangements contain provisions to the effect that the arbitral body may award remedies over the equity interests and/or assets of the VIE, injunctive relief and/or winding up of the VIE. In addition, the Contractual Arrangements contain provisions to the effect that courts in Hong Kong and the Cayman Islands are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal. However, we have been advised by our PRC legal counsel that the above-mentioned provisions contained in the Contractual Arrangements may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant any injunctive relief or provisional or final winding-up order to preserve the assets of or any equity interest in the VIE in case of disputes. Therefore, such remedies may not be available to us, notwithstanding the relevant contractual provisions contained in the Contractual Arrangements. PRC laws allow an arbitral body to award the transfer of assets of or equity interests in the VIE in favor of an aggrieved party. In the event of non-compliance with such award, enforcement measures may be sought from the court. However, the court may or may not support the award of an arbitral body when deciding whether to take enforcement measures. Under PRC laws, courts of judicial authorities in the PRC generally would not grant injunctive relief or the winding-up order against the VIE as interim remedies to preserve the assets or equity interests in favor of any aggrieved party. Our PRC legal counsel is also of the view that, even though the Contractual Arrangements provide that courts in Hong Kong and the Cayman Islands may grant and/or enforce interim remedies or in support of arbitration, such interim remedies (even if so granted by courts in Hong Kong or the Cayman Islands in favor of an aggrieved party) may not be recognized or enforced by PRC courts. As a result, in the event that the VIE or any of Individual Registered Shareholders breaches any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner or at all, and our ability to exert control over the VIE subject to the conditions we have satisfied for consolidation of the VIE and its subsidiary under U.S. GAAP and conduct the VIE’s value-added telecommunications service could be materially and adversely affected. The conditions we have satisfied for consolidation of the VIE and its subsidiary under U.S. GAAP include that (i) we control the VIE through power to govern the activities which most significantly impact the VIE’s economic performance, (ii) we are contractually obligated to absorb losses of the VIE that could potentially be significant to the VIE, and (iii) we are entitled to receive benefits from the VIE that could potentially be significant to the VIE.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of the current corporate structure, corporate governance and business operations of us and the VIE.

On March 15, 2019, the Foreign Investment Law was formally adopted by the National People’s Congress, or the NPC, which became effective from January 1, 2020 and replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. However, the Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. The Foreign Investment Law is formulated to establish regulatory principles to foreign investment within the PRC, aiming to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. Much detailed laws, regulations and rules relating to foreign investments are to be enacted by relevant regulatory authorities. As such, there are uncertainties regarding the evolution of the regulatory regime and the interpretation and implementation of current and any future PRC laws and regulations applicable to the foreign investment.

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain and maintain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in China. The Foreign Investment Law stipulates that foreign investment includes foreign investors investing in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations, or provisions of the State Council may stipulate contractual arrangements as a way of foreign investments, and then whether our Contractual Arrangements will be recognized as foreign investment, whether our Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how our Contractual Arrangements will be handled are uncertain.
In the extreme case-scenario, we and the VIE may be required to unwind the Contractual Arrangements and/or dispose of the VIE, which could have a material and adverse effect on our and the VIE’s business, financial condition and result of operations. In the event that our Company no longer has a sustainable business after the aforementioned unwinding of the Contractual Arrangements or disposal or when such measures do not comply with the Listing Rules or applicable laws, the relevant regulators may take enforcement actions against us which may have a material adverse effect on the trading of our Shares or even result in delisting of our Company.

Our Contractual Arrangements may be subject to scrutiny of PRC tax authorities and additional tax may be imposed which may materially and adversely affect our and the VIE’s results of operation and value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We and the VIE could face material and adverse tax consequences if the PRC tax authorities determine that any service fees charged by us under the Exclusive Business Cooperation Agreement does not represent an arm’s length price and adjust any of the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could increase our and the VIE’s tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to the VIE for under-paid taxes. Our and the VIE’s business, financial condition and results of operations may be materially and adversely affected if our and the VIE’s tax liabilities increase or if we and the VIE are found to be subject to late payment fees or other penalties.
We are a holding company and our investors will have ownership in a holding company that does not directly own all of its operation in China. We primarily rely on our WFOE and the VIE for the operation in PRC. We may rely on dividends to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, if needed in the future. Any limitation on the ability of WFOE to pay dividends to us could have a material adverse effect on our ability to pay dividends to our shareholders.

We are a holding company and our investors will have ownership in a holding company that does not directly own all of its operation in China. We rely on our WFOE and the VIE for the operation in PRC. Any benefits accrued to us because of the VIE are limited to the conditions we met for consolidation of the VIE under U.S. GAAP. Such conditions include that (i) we control the VIE through power to govern the activities which most significantly impact the VIE’s economic performance, (ii) we are obligated to absorb losses of the VIE that could potentially be significant to the VIE, and (iii) we are entitled to receive benefits from the VIE that could potentially be significant to the VIE. We are deemed as the primary beneficiary of the VIE, and the VIE are treated as our consolidated entities for accounting purpose. We may rely on dividends to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, if needed in the future. If WFOE incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the income of WFOE in turn depends on the service fees paid by the VIE and the PRC tax authorities may require us to adjust our taxable income under the Contractual Arrangements in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. Current PRC laws and regulations permit our subsidiaries in China to pay dividends to us only out of its retained earnings, if any, determined in accordance with Chinese accounting standards and regulations and WFOE shall make up its losses of previous years when conducting outward remittance. Under the applicable requirements of PRC laws and regulations, WFOE is required to set aside at least 10% of its accumulated after-tax profits based on PRC accounting standards each year to fund certain statutory reserves until the accumulated amount of such reserve reaches 50% of its registered capital. At its discretion, WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to its discretionary reserve fund, or its staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also
“If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”
Risks Related to Doing Business in China
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

A significant portion of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies and change of enforcement practice of such rules and policies can change quickly with little advance notice. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and materially and adversely affect our business and results of operations.
Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, could result in a material change in our operations and/or the value of our ordinary shares.

We cannot rule out the possibility that the PRC government will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.
The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with future financing activities under PRC rules, regulations or policies, and, if required, Webus cannot predict whether or how soon it will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and implementation of the regulations remain unclear.

In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the construction of relevant regulatory systems, are to be taken to deal with the risks and incidents of China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. The Measures for Cybersecurity Review issued by the CAC and other related authorities on December 28, 2021, also required that, among others, “critical information infrastructure” or internet platform operator holding over one million users’ personal information to apply for a cybersecurity review before any listing at a foreign country. In addition, the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine that an operator’s cyber products or services or data processing affect or may affect national security. The Measures for Security Assessment for Cross-border Data Transfer which took effect on September 1, 2022, stipulates that a data processor shall apply to the competent cyberspace department for security assessment and clearance of outbound data transfer in the event of outbound transfer of important data by a data processor, outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data. These statements and regulations are recently issued and there remain substantial uncertainties about their interpretation and implementation. As of the date of this Report, Webus does not hold personal information of over one million users. Webus has not been considered as an “operator of critical information infrastructure” by competent authority, nor has Webus been informed by any PRC governmental authority of any requirement that Webus files for a cybersecurity review.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which came into effect on March 31, 2023. Under the New Overseas Listing Rules and the guidance, domestic companies conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the New Overseas Listing Rules’ requirements within three working days following the submission of an initial public offering or listing application. Enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Existing Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023, (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Starting from March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange before March 31, 2023 can reasonably arrange the timing of filing applications and shall complete filings with the CSRC prior to their overseas offering and listings.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing, or the Confidentiality Provisions, which came into effect on March 31, 2023 with the New Overseas Listing Rules. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by the company, its PRC subsidiary to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions, and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

According to the New Overseas Listing Rules, the domestic companies that have submitted valid applications for overseas offerings and listing but have not been approved from relevant overseas regulatory authorities or overseas stock exchanges before March 31, 2023 can reasonably arrange the timing of filing applications and shall complete filings with the CSRC prior to their overseas offering and listings. Based on the foregoing and the advice of our PRC counsel AllBright Law Offices, Webus filed applications and completed filings with the CSRC prior to our initial public offering. Webus has submitted the Filing Documents for the filing under the New Overseas Listing Rules to comply with our obligations under the New Overseas Listing Rules. On April 2, 2024, the CSRC informed us that we have completed the CSRC filing in compliance with the New Overseas Listing Rules. However, as the New Overseas Listing Rules are newly issued, there remains uncertainty as to how it will be interpreted or implemented, which may materially and adversely impact our results of operations and the value of our Ordinary Shares, may limit or completely hinder our ability to offer or continue to offer or continue to offer securities to investors, and/or may cause the value of our securities to significantly decline or be worthless. The interpretations and implementation of the New Overseas Listing Rules remain uncertain in several respects at this time, considering that the New Overseas Listing Rules has just been released. Therefore, we cannot assure you that, if any future financing activities, including securities offerings, are subject to the New Overseas Listing Rules, we will be able to complete such filings in a timely manner or even at all, which could impede our ability to offer or continue to offer securities to investors. As of the date of this report, none of Webus and its subsidiaries or the VIE and its subsidiary has received any notice, warning or sanctions from the CSRC or any other PRC governmental authorities. However, if Webus later finds out that it was required to obtain such permissions or approvals in the future in connection with the listing or continued listing of Webus’ Ordinary Shares on a stock exchange outside of China, it is uncertain how long it will take for Webus to obtain such approval, and, even if Webus obtains such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of Hong Kong or Mainland China may subject Webus to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against Webus, and other forms of sanctions, and Webus’ ability to conduct its business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

The Chinese government exerts substantial influence over the manner in which the VIE and its subsidiary must conduct their business activities. If the Chinese government significantly regulates these entities’ business operations in the future and they are not able to substantially comply with such regulations, these entities’ business operations may be materially adversely affected and the value of Webus’ Ordinary Shares may significantly decrease.

The Chinese government exerts substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of the VIE and its subsidiary to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on Webus’ part to ensure its compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require Webus to divest itself of any interest Webus then holds in Chinese properties.

As such, the business operations of Webus, its subsidiaries, and the VIE and its subsidiary may be subject to various government and regulatory interference in the provinces in which these entities operate. Webus, its subsidiaries, and the VIE and its subsidiary could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. Webus may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that Webus, its subsidiaries, or the VIE and its subsidiary are not able to substantially comply with any existing or newly adopted laws and regulations, its business operations may be materially adversely affected and the value of Webus’ Ordinary Shares may significantly decrease.

Furthermore, the PRC government may strengthen oversight and control over offerings and/or listings that are conducted overseas and/or foreign investment in China-based issuers like Webus. Such actions taken by the PRC government authorities may intervene or influence operations of the VIE and its subsidiary at any time, which are beyond their control. Therefore, any such action may adversely affect the operations of the VIE and its subsidiary and result in material change in these entities’ operations and/or the value of Webus’ securities. In addition, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder Webus’ ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offering and financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering and future offerings and financing activities to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by China’s Ministry of Commerce (“MOFCOM”) or its local counterpart and the amount of registered capital of such foreign-invested company.
We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC subsidiaries are not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of our initial public offering or any future offerings and financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from offerings and future financing activities to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

The transfer of funds and assets among Webus, Webus HK, the WFOE, the VIE and its subsidiary is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC-resident enterprises are tax resident.

As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

A significant portion of our revenues and expenditures are denominated and presented in RMB, the amounts for the fiscal years ended June 30,
2025
are presented in U.S. dollars for convenience purpose. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB does not have much impact on our operations. However, the fluctuation may affect our financials in the terms of our U.S. dollar assets and the proceeds from our initial public offering or future offerings and financing activities. Should RMB appreciate against other currencies, any future financings, which are to be converted from US dollar or other currencies into RMB, would be reduced and might accordingly hinder our business development due to the lessened amount of funds raised. On the other hand, in the event of the devaluation of RMB, the dividend payments of our Company, which are to be paid in US dollars after the conversion of the distributable profit denominated in RMB, would be reduced.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

The VIE and its subsidiary are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where operate its businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this report, we believe that the VIE and its subsidiary have made employee benefit payments in material aspects. If the VIE and its subsidiary fail to make adequate payments in the future, it may be required by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears.  If the VIE and its subsidiary are subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

The VIE and its subsidiary have been subject to stricter regulatory requirements in terms of entering into labor contracts with its employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of its employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and became effective on July 1, 2013, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that the VIE and its subsidiary decide to terminate some of its employees or otherwise change its employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe the VIE and its subsidiary current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices could violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If the VIE and its subsidiary are deemed to have violated relevant labor laws and regulations, the VIE and its subsidiary could be required to provide additional compensation to its employees and our business, financial condition and results of operations could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations after our Company became an overseas listed company upon the completion of our IPO. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See
“Regulations — Regulations of People’s Republic of China — Employee Stock Incentive Plan.”
40

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “
de facto
 management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “
de facto
 management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “
de facto
 management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “
de facto
 management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “
de facto
 management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe we are not a PRC resident enterprise for PRC tax purposes. See
“Taxation—People’s Republic of China Taxation.”
 However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “
de facto
 management body.” As some of our management members are based in or frequently travel to China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain US agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities in China by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of Chinese law enforcement agencies, and may therefore be impossible to facilitate. According to Article 177 of the PRC Securities Law which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region, to implement cross-border supervision and administration and no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our Ordinary Shares may be delisted by the exchange. The delisting of our Ordinary Shares, or the threat of our Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. In accordance with the HFCAA, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the AHFCAA. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCAA, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB announced that it had signed the Protocol with CSRC and MOF governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and has resumed regular inspections since March 2023. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

The enactment of the HFCAA and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our Ordinary Shares could be adversely affected, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China and Hong Kong. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures and quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, Marcum Asia CPAs LLP, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this report, Marcum Asia CPAs LLP was not included in the list of identified firms in the PCAOB Determination issued on December 16, 2021. Therefore, we believe that the Holding Foreign Companies Accountable Act and the related regulations do not currently affect us.  Furthermore, any recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our Ordinary Shares on Nasdaq, which could materially impair the market for and market price for our securities.
Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and Circular 698 was abolished and void as of December 1, 2017.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 and Circular 7, and may be required to expend valuable resources to comply with Circular 59 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no specific plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation and how it may impact the viability of our current corporate governance and business operations in China and financial results of the Company.

Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review, personal information protection, moving technology in and out of the PRC, or outbound data transfer may intervene or influence our operations in China at any time and any additional control over offerings conducted overseas and/or foreign investment in issuers with Chinese operations could result in a material change in our business operations and/or the value of our Ordinary Shares and could also significantly limit or completely hinder our ability to offer our Ordinary Shares to investors and cause the value of such securities to significantly decline or be worthless.

Our operation in China may be intervened or influenced by the new regulations and policies by Chinese government. For example, between July 2 and July 6, 2021, the CAC announced cybersecurity investigations of the business operations of certain U.S.-listed Chinese companies. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued “The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”). The Opinions emphasized the needs to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. According to the Opinions, Measures, including promoting the construction of relevant regulatory systems, will be taken to control the risks and manage the incidents from overseas listed Chinese companies.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “New Overseas Listing Rules”), which came to effect on March 31, 2023, pursuant to which, any direct or indirect offshore listing of PRC domestic enterprises shall be filed with the CSRC. The Measures provide that the determination as to whether a domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, our offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China.

On December 28, 2021, Cybersecurity Review Measures published by the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Data Processing Operators (“DPOs”) engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. In addition, CIIOs and DPOs that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office, if they plan to conduct listings in foreign countries. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”. Cyber Data Security Measure (Draft) provides that data processors shall apply for Cybersecurity Review for certain events, such as the merger, restructuring, division of an internet platform operator that holds a large amount of data relating to national security, economic development or public interests which affects or may affect the national security; overseas listing of a data processor that processes personal data for more than one million individuals; Hong Kong listing of a data processor that affects or may affect national security; other data processing activities that affect or may affect the national security. We are not an CIIO as defined in the Review Measures but we are probably deemed to be a DPO engaging in data processing activities. Currently, we do not believe we are obligated to apply for a cybersecurity review pursuant to the Cybersecurity Review Measures and Cyber Data Security Measure (Draft), as (i) we do not process personal data for more than one million individuals under Cyber Data Security Measure (Draft), and (ii) as of the date of this this report, we have not received any notice from applicable PRC governmental authorities that the VIE may have carried out activities that affect or may affect national security. Furthermore, based on our business patterns and development plans, the number of individuals whose personal data is held by us is unlikely to reach the threshold of one million within the upcoming two years, and the personal data held by us is unlikely to affect national security. The existing PRC law and regulations does not explicitly require DPOs that have the personal information of more than one million users after listing to apply for cybersecurity review. AllBright further advises us that if in the future we reach the threshold of one million, or any competent government authorities determines that our data processing activities may affect national security, we may be subject to the cybersecurity review. If, at any time in the future, we reach the threshold of holding the personal information of more than one million users, we will voluntarily apply for Cybersecurity Review even though we are not explicitly required to do so. If we reach the threshold of holding the personal information of more than one million users after listing, we do not believe we will be subject to a Cybersecurity Review or must apply for such a review for any repeat registration statement, merger, restructuring, or other transaction based on AllBright’s advice.

Although we believe we would be approved by the CAC through the cybersecurity review, failure to pass such cybersecurity review and/or to comply with the data privacy and data security requirements raised during such cybersecurity review could subject us to penalties, damage its reputation and brand, and harm its business and results of operations. There may also be risks that we may not be able to continue our operations, which may lead to uncertainties of future financing by foreign investment or remaining listed and traded on an U.S. stock exchange.

Users of our US subsidiary, Wetour, are primarily overseas Chinese tourists, and the user data is stored in the United States, such data will not be subject to the Cyber Data Security Measure (Draft) and data security regulations. User of our PRC subsidiary, VIE and its subsidiary, are primarily domestic Chinese, and the user data is stored in the PRC, such data will be subject to the Cyber Data Security Measure (Draft) and data security regulations. In addition, outbound data transfer regulations may become applicable to the user data of our PRC subsidiary and the VIE and its subsidiaries if we ever transfer any data to places outside of the PRC.

On July 7, 2022, the CAC promulgated the Measures for Security Assessment for Outbound Data Transfer, which became effective on September 1, 2022. The Measures apply to the security assessment of Important Data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. Specifically, the Measures for Security Assessment for Outbound Data Transfer to provide that where a data handler transfers data abroad under any of the following circumstances, it shall, through the local Cyberspace Administration at the provincial level, apply to the CAC for security assessment for the outbound data transfer: (1) a data handler who transfers Important Data abroad; (2) a critical information infrastructure operator, or a data handler processing the personal information of more than one million individuals, who, in either case, transfers personal information abroad; (3) a data handler who has, since January 1 of the previous year cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or (4) other circumstances where the security assessment for the outbound data transfer is required by the CAC.

On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Outbound Transfer of Personal Information, effective on June 1, 2023, provides the basic principles and requirements on the outbound transfer of personal information outside the PRC under the standard contract provided by the CAC. Pursuant to the Measures for the Standard Contract for Outbound Transfer of Personal Information, any personal information handler transferring personal information abroad by entering into the standard contract shall meet all of the following conditions and conduct a personal information protection impact assessment: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. The Measures also provides that the personal information handler shall not carry out the outbound transfer until the standard contract enters into force, and shall file a record with the cyberspace authority at the provincial level within 10 working days from the effective date of the standard contract executed.
As of the date of this report, we have not transferred any user information to places outside of the PRC. We do not believe we will be subject to the Measures for Security Assessment for Outbound Data Transfer and the Measures for the Standard Contract for Outbound Transfer of Personal Information (the “outbound data transfer regulations”), considering (i) we do not anticipate reaching the threshold to trigger the requirements by the outbound data transfer regulations and (ii) we do not anticipate to transfer any user information outside of the PRC. As advised by AllBright, we are not currently subject to the outbound data transfer regulations because Chinese customers using our services must provide their information on Wetour’s website and applications, which were established and maintained in the U.S. Therefore, there is no data transferred across the border of PRC by us.

Furthermore, we anticipate an increase in outbound travel by PRC residents driven by the continued recovery of international mobility and rising consumer demand for overseas experiences. Correspondingly, although we do not anticipate transferring any user information outside of the PRC, our PRC users may have the potential needs to make reservations inside PRC and enjoy travel services overseas. Under such circumstances, we may need to transfer user data outside of the PRC to Wetour or our overseas business partners to satisfy our PRC users’ needs and such user data is mainly the user’s information required for reservation such as the user’s name and contact information which we believe is not Important Data or sensitive personal information; if we cumulatively transfer abroad the personal information of PRC users, we believe we will be subject to the requirements by the outbound data transfer regulations.

In the circumstances we may be subject to such requirements, we believe we would obtain approval from the CAC. However, failure to pass such requirements and/or to comply with the data privacy and data security requirements could subject us to penalties, damage its reputation and brand, and harm its business and the results of operations. According to the Personal Information Protection Law, promulgated on August 20, 2021 by the Standing Committee of the National People’s Congress (“SCNPC”) and became effective on November 1, 2021, if we fail to comply with relevant regulations, regulatory agencies will order us to rectify such noncompliance, give us a warning, and the illegal gains shall be confiscated. Applications that illegally process personal information shall be ordered to suspend or terminate the provision of services. Those who refuse to make corrections shall be fined up to RMB1 million; A fine of not less than RMB10,000 but not more than RMB100,000 shall be imposed on the directly responsible supervisors and other directly responsible personnel. If the regulatory agencies find the above-mentioned illegal acts to be serious, the department responsible for personal information protection at or above the provincial level shall order rectification, confiscate the illegal gains, impose a fine of not more than RMB50 million or not more than 5% of the violator’s revenue in the last fiscal year and may also order the suspension of relevant business activities or the suspension of all business activities for rectification, notify the relevant competent department to revoke the relevant business license or revoke all the business licenses possessed by the violator. Under such circumstances, the directly responsible supervisors and other directly responsible personnel shall be fined not less than RMB100,000 but not more than RMB1 million, and they may be prohibited from serving as directors, supervisors, senior management personnel, and personal information protection personnel of relevant enterprises for a certain period of time. If a crime is constituted, criminal responsibility shall be pursued in accordance with the PRC law.

If we do not comply with the above regulations, including requirements on cybersecurity review, personal information protection, moving technology in and out of the PRC, or outbound data transfer, the regulatory agencies may also limit our ability to pay dividends outside of mainland China, delay or restrict the repatriation of the proceeds from our initial public offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

The PRC legal system is based in part on government policies, and new laws and regulations may be enacted from time to time, some of which may have a retroactive effect. Furthermore, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations. It is not certain whether any future regulations will impose restrictions on the business that we are currently engaging in China. As of the date of this report, we have not received any notice from any authorities identifying us as a CIIO, DPO or requiring us to undertake a cybersecurity review or an outbound data transfer review by the CAC.

We conduct our business primarily through our PRC subsidiaries and the VIE, and such operations in China are governed by PRC laws and regulations. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

The required filing with China Securities Regulatory Commission (“CSRC”) in connection with our initial public offering under New Overseas Listing Rules published was completed on April 2, 2024, but we cannot assure you that we will not be subject to additional requirements from the CSRC or other PRC regulatory agencies for offerings, and we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely satisfy any such additional requirements.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which came into effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making a subsequent overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means.

According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. For the company that has already submitted offering and listing applications but not yet obtained the approvals from overseas securities regulators or exchanges shall choose to make its filing with the CSRC at a reasonable time but before the completion of the offering/listing. For the company that has already obtained CSRC approval for overseas listing or offering can continue its process during the valid term of the CSRC approval without additional filing and it shall make the filing pursuant to the new rules if it does not complete the offering or listing before the expiration of the original approval from CSRC.

On February 24, 2023, the CSRC, MOF, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing, or the Confidentiality Provisions, which came into effect on March 31, 2023 with the New Overseas Listing Rules. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect offering and listing in overseas market and, therefore, be subject to filing requirement: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the Mainland China, or its main places of business are located in the Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on substance over form basis. As of the date of this report, we meet the conditions that will be determined as indirect offering and listing in overseas market and, based on AllBright’s advice, we are subject to filing requirement pursuant to the New Overseas Listing Rules, and, our offering are therefore contingent on the timely completion of the filing procedures with the CSRC. As we are required to file with the CSRC for future offerings, if we cannot complete the filing with the CSRC in compliance with the New Overseas Listing Rules on a timely basis, the CSRC may order rectification, issue warnings, and impose a fine between RMB1 million and RMB10 million on our PRC Subsidiaries. However, as the New Overseas Listing Rules are newly issued, there remains uncertainty as to how it will be interpreted or implemented, and we may be required to obtain approval from any other PRC governmental authorities, which could adversely and materially affect our business operations and financial outlook, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.

If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantial operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Some of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our Ordinary Shares could be rendered worthless.
The Chinese legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection Webus enjoys. These uncertainties may affect Webus’ judgment on the relevance of legal requirements and Webus’ ability to enforce its contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from Webus.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of its violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to businesses of Webus and the VIE and its subsidiary. In particular, the PRC government may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations and the value of our ordinary shares.

Risks Related to Our Ordinary Shares

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Even though our Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:
•	a limited availability of market quotations for our Ordinary Shares;
•	reduced liquidity for our Ordinary Shares;
•
a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•	a limited amount of news about us and analyst coverage of us; and
•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.
The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. The public offering price for our Ordinary Shares in the IPO were determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our public offering. If you purchased our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•	actual or anticipated fluctuations in our revenue and other operating results;
•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
50

•
actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•	lawsuits threatened or filed against us; and
•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.
In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. In the event that we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.
We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition to the risks addressed above, our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we have relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of proceeds from our previous and future offerings and may not use them effectively.

Our management has broad discretion in the application of the proceeds from our IPO, including for any of the purposes described in the section entitled “Use of Proceeds” contained in the IPO prospectus, as well as for future financing activities. You do not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The failure of our management to apply these funds effectively could adversely affect our business and results of operations.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of Ordinary Shares issued and outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our subsidiaries. Our subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including restrictions on the conversion of RMB into US dollars or other hard currency and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our A&R memorandum and articles of association and by the Cayman Islands Companies Act (Revised) as may be supplemented or amended from time to time (“Companies Act”) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, a significant portion of our operations are conducted outside the United States, and a significant portion of our assets are also located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our A&R memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:
•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
•
we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a foreign private issuer, we are exempt from the proxy rules under Section 14 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 3a12-3(b) thereunder, and we will follow the requirements of Cayman Islands and our memorandum and articles of association in connection with the calling and conduct of our annual and special shareholders’ meetings. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies
.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
53

As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.  An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Four members of our management team will have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Zheng Nan, our Chief Executive Officer, acting Chief Financial Officer, and executive director of the board and Zheng Jiahua, our Chairman, beneficially own approximately 74.09% of our issued and outstanding Ordinary Shares. As a result of their significant shareholding, Zheng Nan and Zheng Jiahua have, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see
“Principal Shareholders.”
We may
become a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We do not believe we are a “controlled company” as defined under the NASDAQ Stock Market Rules. However, in the event that two of our principal shareholders, Zheng Jiahua and Zheng Nan who beneficially own more than 50% of our issued and outstanding Ordinary Shares in the future, decide to act as a group, we may be deemed to be a “controlled company”. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•
an exemption from the rule that a majority of our board of directors must be independent directors; an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.
As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
Cayman Islands economic substance requirements may have an effect on our business and operations.

The International Tax Co-operation (Economic Substance) Act (Revised) (the “Economic Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance and related reporting requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities”). As the Company is a Cayman Islands exempted company, its compliance obligations under the Economic Substance Act include filing annual notifications (and, if required, returns) with the Cayman Islands Tax Information Authority, in which the Company needs to report, among other things, whether or not it has carried out any relevant activities and, if so, whether or not it has satisfied the applicable economic substance test (as set out under the Economic Substance Act) in relation to such relevant activities (“ES Test”). It is anticipated that the Company will not be engaging in any relevant activities and will therefore not be required to meet the ES Test; or will otherwise only be engaged in a relevant activity in its capacity as a pure equity holding company such that it will be subject to a reduced ES Test under and in accordance with the Economic Substance Act. However, the Economic Substance Act has been subject to certain amendments since its commencement and, as it reflects a relatively new regime, it is anticipated that the Economic Substance Act may continue to evolve over time and may be subject to further amendments. Failure to satisfy applicable requirements as set out in the Economic Substance Act may subject the Company to enforcement action (including administrative penalties) under the Economic Substance Act.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.
55

ITEM 4. INFORMATION ON THE COMPANY
A.	History and Development of the Company
Corporate History
We were incorporated in the Cayman Islands on February 10, 2022. Youbus International Limited (“Youbus International”), our wholly-owned subsidiary, was incorporated in the British Virgin Islands on February 16, 2022. Webus Hongkong Limited (“Webus HK”), wholly-owned subsidiary of Youbus International, was incorporated in Hong Kong on February 22, 2022. Zhejiang Xinjieni Technology Co., Ltd. (“WFOE”), Webus HK’s wholly owned subsidiary, was organized pursuant to PRC laws on August 31, 2022. Our variable interest entity, Zhejiang Youba Technology Co., Ltd., which we refer to as Youba Tech, was established on August 16, 2019 in Hangzhou, Zhejiang Province pursuant to PRC laws. Webus Travel Agency Co., Ltd., wholly-owned subsidiary of Youba Tech, was established on August 27, 2020 in Hangzhou, Zhejiang Province pursuant to PRC laws. Webus expanded its operations to United States in March 2022 through Wetour Travel Tech LLC (“Wetour”), a limited liability company established in Delaware pursuant to Delaware laws.

On September 7, 2022, the Company consummated a reorganization pursuant to which, WFOE acquired 50% equity interests in Youba Tech and entered into a series of contractual arrangements for 50% VIE Interests with Youba Tech, as well as Individual Registered Shareholders. Webus is a holding company with no business operation other than holding the shares in Youbus International
,
and Youbus International is a pass-through entity with no business operation. WFOE is engaged in the business of managing the operation of Youba Tech and Webus Travel Agency.  Hangzhou Shunxing Technology Co., Ltd., a wholly-owned subsidiary of
WFOE
, which we refer to as Hangzhou Shunxing, was established on June 10, 2025 in Hangzhou, Zhejiang Province pursuant to PRC laws.

As of the date of this report, we conduct our business operations by the VIE and its subsidiary and Hangzhou Shunxing in China and our wholly owned subsidiary Wetour in United States.
Controlled Subsidiaries

Controlled Subsidiaries	Equity interest directly or indirectly held by our company	Place of Incorporation	Date of Incorporation

Webus Hongkong Limited (Webus HK)	Webus holds 100% equity interest	Hong Kong	February 22, 2022
Zhejiang Xinjieni Technology Co., Ltd. (“WFOE”)	Webus HK holds 100% equity interest	PRC	August 31, 2022
Hangzhou Shunxing Technology Co., Ltd. (“Hangzhou Shunxing”)	WFOE holds 100% equity interest	PRC	June 10, 2025
Wetour Travel Tech LLC (“Wetour”)	Webus holds 100% equity interest	Delaware, U.S.A	March 16, 2022

The VIE and its subsidiary

The VIE and its Subsidiary	Equity interest directly or indirectly held by our company	Equity interest not directly or indirectly held by our company	Place of Incorporation	Date of Incorporation
Zhejiang Youba Technology Co., Ltd. (“Youba Tech”)	WFOE holds 50% equity interest	Mr. Zheng Jiahua and Mr. Wu Chunyun holds 45.56% and 4.44% respectively	People’s Republic of China	August 16, 2019
Hangzhou Webus Travel Agency Co., Ltd. ("Webus Travel Agency”)	WFOE indirectly holds 50% equity interest	Mr. Zheng Jiahua and Mr. Wu Chunyun indirectly holds 45.56% and 4.44% respectively	People’s Republic of China	August 27, 2020
56

Corporate Structure

The following diagram illustrates our corporate structure, including our subsidiaries, the VIE and its subsidiary as of the date of this report:

Contractual Arrangements with the VIE and Individual Registered Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication business. We are a company registered in the Cayman Islands. Our PRC subsidiary, Xinjieni Tech, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, the VIE primarily conduct business in China through the VIE and its subsidiary, based on a series of Contractual Arrangements. As a result of these Contractual Arrangements, we exert control over, and are deemed as the primary beneficiary of the VIE and its subsidiary and consolidate their operating results in our financial statements subject to the conditions that we have satisfied for consolidation of the VIE and its subsidiary under U.S. GAAP. Such conditions include that (i) we control the VIE through power to govern the activities which most significantly impact the VIE’s economic performance, (ii) we are contractually obligated to absorb losses of the VIE that could potentially be significant to the VIE, and (iii) we are entitled to receive benefits from the VIE that could potentially be significant to the VIE.

The following is a summary of the Contractual Arrangements by and among WFOE, the VIE, and Individual Registered Shareholders. These Contractual Arrangements enable us to (i) exercise control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE held by the VIE’s shareholders other than WFOE when and to the extent permitted by PRC law. Our control over the VIE and its subsidiary and our position of being the primary beneficiary of the VIE and its subsidiary for the accounting purpose are limited to the aforementioned conditions that we met for consolidation of the VIE and its subsidiary under U.S. GAAP.
57

Exclusive Business Cooperation Agreement
Pursuant to the Exclusive Business Cooperation Agreement, the VIE is obliged to pay service fee to WFOE for the exclusive services such as technical services, Internet technology support, business consulting, software development, information consulting, marketing consulting, product development and system maintenance. The service fee shall consist of 100% of the profit before tax of the VIE, after the deduction of all costs, expenses, taxes and other fee required under PRC laws and regulations. The VIE agrees not to accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the Exclusive Business Cooperation Agreement with any third party, except with the prior written consent of WFOE. The VIE has unconditionally and irrevocably authorized WFOE or its designated person as its agent to (i) sign any necessary documents with third parties (including but not limited to customers and suppliers) on behalf of the VIE; and (ii) to handle all necessary documents and matters which will enable WFOE to exercise all or part of its rights under the Exclusive Business Cooperation Agreement on behalf of the VIE. WFOE shall have exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by itself and the VIE. The Exclusive Business Cooperation Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Business Cooperation Agreement; or (ii) the entire equity interests held by Individual Registered Shareholders in the VIE have been transferred to WFOE or its designated person.
Exclusive Call Option Agreement
Pursuant to the Exclusive Call Option Agreement, the Individual Registered Shareholders have unconditionally and irrevocably granted WFOE or its designated purchaser the right to purchase all or part of their equity interests in the VIE (“Equity Call Option”). The purchase price payable by WFOE in respect of the transfer of equity interests upon exercise of the Equity Call Option shall be the higher of (a) the lowest price permitted under PRC laws and regulations or (b) the capital contribution in relation to the equity interests. If appraisal is required by the PRC laws and regulations at the time when WFOE exercises the Option, WFOE and the Individual Registered Shareholders shall make necessary adjustment to purchase price so that it complies with any and all then applicable PRC laws and regulations. WFOE or its designated purchaser shall have the right to purchase such proportion of equity interests in the VIE as it decides at any time. The Individual Registered Shareholders shall return any amount of purchase price they received in the event that WFOE acquires the equity interests in the VIE.

The Individual Registered Shareholders and the VIE have jointly and severally further undertaken to WFOE that, without the prior written consent of WFOE, they shall not (i) in any manner supplement, change or amend the constitutional documents of the VIE, increase or decrease its share capital, or change the structure of its registered capital in other manner; (ii) sell, pledge, transfer or otherwise dispose of any assets, business or lawful revenue or create encumbrance over the VIE; (iii) incur, inherit, guarantee or assume any debt, except for debts incurred in the ordinary course of business other than payables incurred by a loan and for debts disclosed to and agreed in writing by WFOE; (iv) cause the VIE to execute any material contract with a value above RMB100,000, except the contracts executed in the ordinary course of business; (v) cause the VIE to provide any person with any loan, credit or guarantee; (vi) cause or permit the VIE to merge, consolidate with, acquire or invest in any person, or sell assets of the VIE with a value above RMB100,000; (vii) cause the VIE to enter into any transaction which may have substantial impact on the assets, liabilities, business operation, shareholding structure and other legal rights of the VIE, except the contracts executed in the ordinary course of business; and (viii) in any manner distribute dividends to their shareholders, provided that upon the written request of WFOE, the VIE shall immediately distribute all distributable profits to its shareholders.

The Exclusive Call Option Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Call Option Agreement or any other supplemental agreements; or (ii) the entire equity interests held by Individual Registered Shareholders in the VIE have been transferred to WFOE or its designated person.
58

Exclusive Assets Option Agreement
Pursuant to the Exclusive Assets Option Agreement, the VIE unconditionally and irrevocably granted an exclusive option to WFOE or its designated person to purchase all or any of its assets at the higher price of (a) the lowest price permitted under PRC laws and regulations or (b) the net book value of the assets. WFOE shall have absolute discretion as to when and in what manner to exercise the option to purchase assets of the VIE permitted by PRC laws and regulations. The Exclusive Assets Option Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Assets Option Agreement or any other supplemental agreements; or (ii) the entire equity interests held by the Individual Registered Shareholders in the VIE have been transferred to WFOE or its designated person.
Power of Attorney
Pursuant to the Power of Attorney, each of the Individual Registered Shareholders, irrevocably appoints WFOE, the authorized person or entity to exercise such shareholder’s rights in the VIE in accordance with PRC laws and the articles of the VIE, including without limitation to, the rights to (i)  participate in shareholders meetings; (ii) the sale, transfer, pledge or disposition of the equity interest such shareholder holds in part or in whole; and (iii) designate and appoint, on behalf of such shareholder, the legal representative, the chairman, the executive director(s) and/or director(s), the supervisor(s), the general manger and other senior management members of the VIE. Without limiting the generality of the powers granted to WFOE, WFOE shall have the power and authority hereunder, on behalf of such shareholder, to execute the share transfer contracts stipulated in the Exclusive Call Option Agreement entered into among the VIE, WFOE and such shareholder and effect the terms of the Exclusive Call Option Agreement and Share Pledge Agreement. All the actions in connection with the equity interest held by such shareholder as conducted by WFOE shall be deemed as the actions of such shareholder, and all the documents related to the shareholding executed by WFOE shall be deemed to be executed by such shareholder.
Share Pledge Agreement
Pursuant to the Share Pledge Agreement, each of the Individual Registered Shareholders unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interests in the VIE together with all related rights thereto to WFOE as security for performance of the Contractual Arrangements and all direct, indirect or consequential damages and foreseeable loss of interest incurred by WFOE as a result of any event of default on the part of the Individual Registered Shareholders, the VIE and all expenses incurred by WFOE as a result of enforcement of the obligations of the Individual Registered Shareholders and/or the VIE under the Contractual Arrangements. Upon the occurrence and during the continuance of an event of default (as defined in the Share Pledge Agreement), WFOE shall have the right to (i) require the Individual Registered Shareholders to immediately pay any amount payable under the Contractual Arrangements; or (ii) to exercise all such rights as a secured party under any applicable PRC law and the Share Pledge Agreement, including without limitations, being paid in priority with the equity interests.

The said share pledge under the Share Pledge Agreement takes effect upon the completion of registration with the relevant administrative department of industry and commerce and shall remain valid until after all the contractual obligations of the Individual Registered Shareholders and the VIE under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Individual Registered Shareholders and/or the VIE under the relevant Contractual Arrangements have been fully paid.
Spousal Consent
Pursuant to each Spousal Consent, the respective spouse of the Individual Registered Shareholders has irrevocably undertaken that, including without limitation to, the spouse (i) has full knowledge of and has consented to the entering into of the Contractual Arrangements by the relevant Individual Registered Shareholder; (ii) is not entitled to any right with respect to the shares in the VIE and undertakes not to make any claims on the equity interest in the VIE; (iii) confirms that the Individual Registered Shareholders’ performance of the Contractual Arrangements and further modification or termination of the Contractual Arrangements will not require the respective spouse’s separate authorization or consent;; (iv) undertakes to execute all necessary documents and take all necessary actions to ensure the Contractual Arrangements (as amended from time to time) to be properly performed; (v) undertakes that if the respective spouse obtains any equity interest in the VIE for any reason, the respective spouse shall be bound by the Contractual Arrangements and abide by the obligations of the shareholders of the VIE under the Contractual Arrangements, and upon WFOE's or its designate third-party request, the respective spouse shall execute a series of written documents with substantially the same form and content as the Contractual Arrangements.
59

In the opinion of our PRC legal counsel, Allbright Law Offices,

•	the ownership structures of the VIE and our WFOE in China are not in violation of applicable PRC laws and regulations currently in effect; and

•
the contractual arrangements among our WFOE, the VIE and its shareholders governed by PRC law are currently valid and binding in accordance with applicable PRC laws and regulations currently in effect and do not result in any violation of the applicable PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See
“Risk Factors — Risks Related to Corporate Structure — Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of the current corporate structure, corporate governance and business operations of us and the VIE.”
Financial Significance of VIE

Under PRC law, we may provide funding to our WFOE only through capital contributions or loans, and to only through loans, subject to satisfaction of applicable government registration and approval requirements. We may rely on dividends to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, if needed in the future. Our WFOE enjoys the economic interest in the operations of the VIE in the form of service fees under the contractual arrangements among our WFOE, the VIE, and shareholders of the VIE. For risks relating to the fund flows of our China operations, see
“Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offering to make loans to our PRC subsidiaries or VIE or to make additional capital contributions to WFOE, which could materially and adversely affect our and the VIE’s liquidity and our and the VIE’s ability to fund and expand our and the VIE’s business operations.”
 and
“Risk Factors — Risks Related to Corporate Structure — We are a holding company and our investors will have ownership in a holding company that does not directly own all of its operation in China. We rely on our WFOE and the VIE for the operation in PRC. We may rely on dividends to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, if needed in the future. Any limitation on the ability of WFOE to pay dividends to us could have a material adverse effect on our ability to pay dividends to our shareholders.”
The SEC maintains a website at
www.sec.gov

that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B.	Business Overview

Overview
We are an exempted company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted by 1) our wholly-owned subsidiary Wetour in the United States; 2) our direct investment in Youba Tech and its subsidiary; and 3) through VIE Agreements with Youba Tech. Through the VIE Agreements among WFOE, Youba Tech and Individual Registered Shareholders, which have not been tested in a court of law, we are regarded as the primary beneficiary of Youba Tech for accounting purpose, and, therefore, we are able to consolidate the financial results of Youba Tech in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as we only hold 50% equity interest in the VIE and its subsidiary and do not and may never hold the equity interests over 50% in the VIE and its subsidiary. Instead, the VIE structure provides contractual exposure to foreign investment in us.

We operate on a business model of “Mobility-as-a-Service” (“MaaS”) to identify and solve inefficiencies associated with inflexible or low-quality mobility solutions for customers around the world under different scenarios with our comprehensive digital platforms. We offer customized commuter shuttle service, chartered bus service, packaged tour service and other services to our customers for business and leisure travels.
We are dedicated to serving the collective mobility market in China and beyond. Since our inception, the VIE and its subsidiary have received awards at national, provincial and municipal levels, such as Asian Games Pass Smart Travel Partner (other partners include Alipay, Citizen Card, Nuwu Culture); National High-Tech Enterprise; Zhejiang Hi-Tech Small and Medium Enterprise; recommended partner for Zhejiang Province Artificial Intelligence City Project; and partner for Hangzhou City Brain Digital Travel Project. The VIE and its subsidiary are also recognized as Hangzhou Songcheng Scenic Area first-class agency; Hangzhou star hotel first-level contracting agency to partner with hotels like Oaks Crowne Plaza, Cordis Hotel, and InterContinental; and first-class cooperative partner for Hangzhou representative offices in multiple provinces.
Packaged tour service

We offer packaged tour service to customers inclusive of services like chartered bus service, itinerary route schedule, sightseeing tour guidance, accommodation arrangement, etc., and cater to different budgets and preferences. For the years ended June 30,
2023,
2024 and 2025, our revenue from the packaged tour service were RMB
81
,
038
,
722,
RMB33,391,854 and RMB32,039,060 ($4,472,481), respectively.

Customized chartered bus service

We also provide customized chartered bus service to support a more flexible and less preplanned group travel demand which ranges from one day to several week
s. For the years ended June 30,
2023,
2024 and 2025, our revenue from the customized chartered bus service were RMB63,654,23
,
RMB10,730,641 and RMB3,022,802 ($421,966), respectively.

Commuter shuttle service

We provide customized commuter shuttle service with digital platform monitoring, delivering daily transportation service from predetermined departure to destination during the contract period. For the years ended June 30,
2023,
2024 and 2025, our revenue from the commuter shuttle service were RMB9,507,054, RMB1,853,926 and RMB531,193 ($74,152), respectively.

Our Competitive Strengths

We believe the following strengths have contributed to our success:

•
High Degree of Digitalization
.
To ensure the high operation efficiency and superior consumer experience, we have applied digital technology in all our operating scenarios. Our self-developed internal business and user management platform enables all departments to better coordinate their work and effectively complete automatic online process of each order entry, order dispatch, settlement and invoicing. Our in-depth analysis of these accumulated data not only enables us to better understand user preferences and behavior and develop user-friendly products to assist users in making informed decisions, it also assists us in identifying potential target marketing and cross-selling opportunities. In addition, our unique cloud bidding dispatching system can dispatch orders to drivers in batches according to the price suggested by the system. Our car and bus drivers can make real-time feedback quotations according to their own circumstances. The process can improve car usage efficiency and adjust the sales price of the product more accurately.

•
Abundant and Integrated Industry Resources.
 Since we started operation in 2019, we have accumulated abundant industry resources through our strategic relationship with our key suppliers. Our online channels include mobile apps; official websites; mini programs based on WeChat and Alipay, which have the two largest user base in China; interfaces with three major online travel agency platforms in China, Ctrip, Fliggy, and Tongcheng; and certified partnership with the prominent content publishing platform Xiaohongshu. We also work with large traditional travel agencies and online platforms around the world (such as Alaska Skylar Travel LLC, Alaska Aurora Travel LLC, Expedia TAAP, Viator Partner, and Mei Tour) as well as online bus booking platform gotobus. In addition, in mainland China, we have more than 11,000 dispatchable vehicles to satisfy our customers’ demand under different scenarios. Outside China, we have around 10,000 drivers providing customized chartered bus services. Our industry resources have paved the way for our competitive position in providing mobility solutions for Chinese-speaking customers around the world.

•
User-Centered Services
. It has always been our priority to provide excellent service to our customers with genuine care. Since our inception, we have continued to focus on building user trust, and constantly improving the platform interface to provide users with a smooth, efficient and transparent booking experience. We provide 24/7 Chinese and English itinerary butler support to serve users in every aspect. We also provide one-stop after-sale support, including pre-trip alerts, major accident compensation, refund policy for special circumstances, and emergency support.

•
Diverse and Highly Customizable Travel Solutions for Different Service Scenarios
.
Our travel solutions are creative and highly customizable with a variety of themed travel routes to meet the needs of different customers. We constantly cooperate with travel enthusiasts to update thousands of customized routes in around the world and update our product contents on the platform in real time according to season changes and the actual situation of the scenic spots. Compared with traditional travel agencies and online group tour platforms, we provide users with more customization options and personalized adjustments with better, in depth, and more suitable travel experience. Unlike other travel industry participants, we provide transportation services in diverse scenarios such as chartered cars and buses with chauffeurs and tourist guides, customized small group day trips, school field trips, business travels, etc. Our diverse travel solutions can satisfy differentiated needs and requirements and assist us in attracting an increasing number of customers, particularly Chinese-speaking customers who want in-depth travel experience but face language barriers. We work closely with a wealth of drivers and tourist sites to design products that meet the individual needs of our customers and use our proprietary historical travel product pricing data, taking into account of car usage time, mileage, road conditions, and local consumption expenses to update and optimize our product pricing model in real time.

•
Experienced Team.
We have a management and operation team with extensive industry experience. Our management team is experienced in corporate management with international vision and our operation team has specialized experience in providing travel and chartered vehicle services around the world. They bring their years of experiences with deep understanding of the industry and provide resources for customers and suppliers in various fields.

Our Strategies
We intend to drive the growth of our business by executing on the following strategies:

•
Further Integrate our platform to a comprehensive ecosystem.
We have built our and the VIE’s competitive advantage with an AI-augmented platform. We plan to continuously develop our platform into a comprehensive mobility ecosystem by building vertical integration within the platform for information flow and capital flow, external horizontal integration between our corporate customers, and end-to-end integration for complete product life cycle value chain.

•
Enhance Big Data and AI Innovation.
Business travel is increasingly driven by technology. Strengthening technological innovation is one of our main strategic priorities to enhance the user experience. By further leveraging our growing travel-related database and powerful data analysis capabilities, we are able to more precisely analyze user behavior and intent, provide personalized service matching and help users make fast and informed decisions. We will continue to attract, train and retain more talent in technology, research and development. As technologies and means for human-machine interactions continue to advance, we will strive to adapt to new technologies and formats with a view to becoming an intelligent travel assistant for our users.

•
Expand our customized tour and chartered bus services around the world.
In March 2022, we have started offering customized tour service in North America under the brand name “Wetour.” We plan to vigorously develop the “Wetour” brand to build our global online customized chartered bus travel platform. We will focus on expanding services for Chinese outbound tourists after the pandemic and meeting the needs of overseas Chinese for car use and private customized travel. To build the “Wetour” brand, we plan to (1) increase the exposure and popularity of the “Wetour” brands on new media channels such as Xiaohongshu and through precise marketing and promotion at railway stations and airport terminals; (2) build one-stop customized chartered bus platform for international travel with online booking for scenic spots around the world and local experience travel routes to integrate air travel, car service, lodging and touring for customers; (3) expand our partnership with major online travel agencies such as Ctrip, Fliggy, and Expedia to establish new online channels to attract more customers; and (4) provide more diversified international travel solutions for Chinese corporate customers by cooperating with international and local travel agencies, high-end membership organizations, bank wealth management departments and international airlines.

•
Improve product content innovation capabilities.
 We plan to drive continued business growth by enhancing our content production and distribution capabilities. Content is an integral part of our business, especially for customized travel business. We will launch diversified and creative content formats: images, short videos, live broadcasts, and recommend the most relevant customized product content to our users. We plan to provide innovative content production tools and an efficient content reward mechanism to encourage users, professional travelers, Internet celebrities and the third party social media platforms to jointly develop different customized travel itineraries and further increase user stickiness order rate of users on the platform.

•
Geographically broaden our service coverage.
 The service we provide outside of China has achieved the highest revenue growth rate. Our revenues generated from services outside China were
RMB14,615,781,
RMB33,218,387 and RMB28,118,356 ($3,925,171) for the year ended June 30,
2023,
2024 and 2025, respectively. It accounted for approximately
9.5%,
72.3% and 79.1% of our total revenues for the year ended June 30,
2023,
2024 and 2025
, respectively
. We plan to expand our global service and platform by continuing to maintain strategic collaborations with large online travel platforms as their vertical business supplier, cooperating with local fleet drivers and tourist guides, and increasing online marketing and short video traffic advertising

•
Pursue strategic alliances, acquisitions and investments
. We plan to selectively seek acquisitions, investments, joint ventures and collaborations highly strategic and complementary to our business and operations. In particular, we may consider acquiring some customized travel service brands to complement our existing offerings and services. We will also strengthen our vertical integration and strategic partnerships with content providers to further expand our partner network. In an effort to further improve our user traffic, we may also consider establishing strategic partnerships with large online travel platforms such as Ctrip, Fliggy, Expedia.

Our Challenges
Our revenues decreased by 70.2% from RMB154,226,006 for the year ended June 30, 2023 to RMB45,976,421 for the year ended June 30, 2024. The decrease was mainly due to the significant decrease of revenue in the domestic market, which was primarily attributed to the adjustment in our business strategy to focus more on the overseas market, mainly due to (i) relatively lower gross margin rate of domestic market compared to overseas market; (ii) the difficulty of increasing return on investment in expanding the market share of domestic market particularly that is mainly comprised of middle and low-end consumer groups; (iii) the increasing demand for overseas tourism with the resumption of global communication and international flights in the post-epidemic eras. Our revenue decreased by 22.6% from RMB45,976,421 for the year ended June 30, 2024 to RMB35,593,055 ($4,968,599) for the year ended June 30, 2025. The decrease was mainly due to the decrease of revenue in the domestic market, which was primarily attributed to the adjustment in our strategic decision to focus more on the overseas market, and revenue from customized chartered bus service, which was primarily due to the fact that we integrated a portion of customized chartered bus service into packaged tour services in overseas markets, aiming to create a more competitive and all-inclusive tour service offering.
To expand our market around the world, we may face intensive competition on price, quality of services, and technology. We may not be able to compete with established international travel agencies for customers, driver resources, strategic partners such as travel agencies, airlines, hotels and tourist attraction sites. We may be required to invest significant capital to access customers, driver resources and quality travel product supplier information.

Overall, we require additional capital to develop new products, enter into new markets and drive our future growth. However, we have difficulty obtaining sufficient financing from commercial banks in China as these traditional commercial banks prefer having real assets as collaterals for their loans. We have also assessed the capital market of China, and we believe that it is difficult for a company like us to seek for financing in China.
Our Competition
There are approximately a hundred online collective mobility service platforms in China and online collective mobility service market is highly fragmented. The online collective mobility service platforms are categorized in two types based on their business models. Self-operated platforms like Youba Tech provide collective mobility service to end users by collaborating with fleet providers and generate revenues from transportation fares. They typically use real time travel data analytics technology to improve vehicle usage efficiency and travel safety. Dealmaking facilitation platforms, on the other hand, provide collective mobility service to end users by matching customers’ demand with vehicle supply and generate revenues from matching service fees. Their business model requires less assets and less fleet management. However, these platforms may not be able to compete with self-operated platforms in terms of consistent service quality, travel safety and vehicle usage efficiency.
Our Online Platforms
We deliver our CMS product offerings primarily through our online platforms, which predominately comprise (i) our WeChat-based mini programs and other third-party partners, (ii) our mobile apps, and (iii) our websites.
•
Mini programs. We primarily operate our self-developed mini programs predominantly on Tencent’s WeChat platform, which can be accessible by WeChat users from the drop-down list of the favorite or most frequently used mini programs in WeChat. WeChat is one of the largest social media platforms in China in terms of user base. Our mini programs direct WeChat users to our interfaces where the functions mirror our own mobile apps and websites, and enable WeChat users to, among other things, browse, compare and purchase our travel products, and receive push notifications such as pre-trip alerts, all within WeChat without leaving the app or downloading additional apps. Moreover, by using our mini programs, WeChat users authorize us to access, collect, and store data in our database to provide services and perform data-analysis and other functions to improve our services. We believe that the simplicity of accessing our WeChat-based mini programs not only grows our user traffic and engagement but also enriches services offered to WeChat users. We also operate our mini programs on platforms such as Taobao, Ctrip, and Xiaohongshu to tap into their users and search traffic. Although our major third-party partner, WeChat, does not charge commissions on transactions initiated on its platform, Taobao and Ctrip respective commissions are 2.5% and 4.0%. However, the revenues derived from Taobao and Ctrip only account for no more than 1% of our total revenues in the year ended June 30, 2023.
T
he revenues derived from Taobao and Ctrip account for 5% and 7% of our total revenues in the year ended June 30, 2024, respectively. The revenues derived from Taobao and Ctrip account for less than 1% of our total revenues in the year ended June 30, 2025, respectively. Unlike other third-party partners, Xiaohongshu serves purely as a promotion site to direct interested users to our own mini-program and does not charge commissions for that.

64

•
Mobile Apps and Websites.
 Our users can reach us through our mobile apps which are available on both Android and iOS operating systems and our proprietary websites,
www.wetourglobal.com
,
www.webus.vip
,
www.weixiaoba.vip
, and
www.ubus.vip
. Both of our mobile apps and websites are built to enable access to our full travel product offerings with clear and functional interfaces.

Our Service Offerings
Packaged Tour Service

Our packaged tour service offers tailored packages to both individuals and group travelers, which include chartered bus service, itinerary consultation, sightseeing tour guide, accommodation arrangement. Our revenues from packaged tour service were RMB81,038,722, RMB33,391,854 and RMB32,039,060 ($4,472,481) for the years ended June 30,
2023,
2024 and 2025, respectively. It accounted for approximately 52.5%, 72.7% and 90.2% of our total revenues for the corresponding fiscal years
2023,
2024 and 2025, respectively. We started the customizable travel service first in domestic market in December 2020 and expanded to the North America market in March 2022. We now provide services in a dozen more countries, including Japan, Korea, Singapore, and the United Arab Emirates. In line with our expectation, our revenues generated from international packaged tour services greatly increased from RMB7,856,737 for the year ended June 30, 2023
to RMB23,385,774
for the years ended June 30, 202
4. During this period, it
accounted for 9.7% and 70.0% of our total revenues from packaged tour service, respectively
.
O
ur revenues generated from international packaged tour services increased from RMB23,385,774 for the years ended June 30, 202
4 to
RMB25,432,232 ($3,550,203) for the years ended June 30, 2025
. During this period, it
accounted for 70.0% and 79.4% of our total revenues from packaged tour service, respectively.

Customized Chartered Bus Service

The customized chartered bus services were initially developed in response to the demand for more flexible and less preplanned group travel, ranging from one-day trips to several months of inter-province travel for both corporate and individual customers. We launched the customized chartered bus service in March 2021. Through collective business development, we successfully leveraged the industry resources of our major corporate customers, who have extensive experience in the transportation industry and access to the local customer base. We also established long-term business relationships with our vehicle fleet operators to ensure the availability of sufficient vehicles and drivers to support business growth. In recent years, however, revenues from our customized chartered bus services have declined. As a result, we plan to gradually reduce the scale of this business and reallocate resources to other service offerings that we believe present greater growth potential. We intend to continue providing limited customized chartered bus services, particularly in overseas markets where we achieve higher gross margins, while focusing our efforts on expanding other segments of our business. Our revenues from customized chartered bus service were RMB63,654,231
,
RMB10,730,641
and
RMB3,022,802 ($421,966) for the year ended June 30, 2023
, 2024 and 2025, respectively. It
account
ed
for approximately 41.3%
,
23.4%
, and
8.4% of our total revenues for the corresponding fiscal years 2023, 2024 and 2025, respectively. Starting from March 2022, with the impact of the COVID-19 global pandemic gradually faded away, we increased the offering of customized chartered bus service for customers travel outside of China by inviting local drivers join our online platform. Our revenues from customized chartered bus service provided outside of China grew approximately 45.5% from RMB6,759,044 for the year ended June 30, 2023 to RMB9,832,613 for the year ended June 30, 2024
. During the year ended June 30, 2025, due to
the relatively low average unit price per customer for the customized chartered bus services and intensified market competition
,
we integrated a portion of customized chartered bus service into packaged tour services in overseas markets, aiming to create a more competitive and all-inclusive tour service offering.
Our revenues from customized chartered bus service provided outside of China decreased by 7
2
.
7
% from RMB 9,832,613
for the year ended June 30,2024 to
RMB2,686,124 ($374,968) for the year ended June 30, 2025
.
Our Mobile App

Our User Scenarios

We provide transportation services in diverse scenarios such as business travel vehicles, tourist buses, family travels, group travels, wedding travels, school field trips, etc. Our diverse travel solutions can satisfy differentiated needs and requirements and assist us to attract increasing number of customers.

China Market

To cater to different budgets and preferences, we provide different types of customized travel service by providing compressive services to cover transportation, accommodation, entertainment, meals and tour guide. Our offerings cover 5-seat cars to 55-seat buses to meet the needs for corporate conferences, school spring and fall field trips, corporate retirees entertainment and retreat events, employee team building events, business travels, weddings, exhibitions, and tournaments. In addition, as a high ranking and trusted partner with many traditional and online travel agencies, local tourist attraction sites, hotels and vehicle fleet providers, we are able to offer our tailored packages at competitive prices as compared to the prevailing market rate, which have attracted a growing number of customers.
Our WeChat Mini Programs

Global Market

We operate our online customized chartered travel platform around the world under the brand “Wetour” and the Wetour app. We provide customized travel solutions to Chinese customers around the world, providing car services with Chinese-speaking drivers and tour guides. Our offerings include airport pickups and drop-offs in cities around the globe, single-day chartered vehicles, customized multi-day tours and premium small group tours, and. As a result, as of June 30, 2025, our Wetour platform has collaborated with more than 10,000 Chinese-speaking full-time drivers to cover over 80 popular urban areas around the world.
Our International Travel Mobile App

Commuter Shuttle Service

The customers of our commuter shuttle service are predominately corporate entities who use our shuttle to transport their employees between predetermined starting points and destinations on a daily basis. We serve large corporate customers such as industrial parks, or enterprises in Zhejiang and its vicinity with our digitally administered shuttle buses, featuring online collection of boarding and boarding demand data, background heat map analysis, and automatic generation of optimal routes, boarding and boarding sites. Passengers purchase tickets online on the mini program or mobile app and websites, scan the QR code to check the ticket and get on the shuttle. Both our platform and customers can obtain real-time shuttle operation data to increase or decrease the number of shifts, pick-up and drop-off sites, and driving routes to optimize the operational efficiency of the bus line. Our revenues from commuter shuttle service decreased by approximately 80.5% from RMB9,507,054 for the year ended June 30, 2023 to RMB1,853,926 for the year ended June 30, 2024,
and
decreased by approximately 71.3% from RMB1,853,926 for the year ended June 30, 2024 to RMB531,193 ($74,152) for the year ended June 30, 2025, primarily attributable to the termination in collaboration with two major customers. All revenues were contributed by the VIE and its subsidiary.

The following chart illustrates our commuter shuttle service to corporate customers:

Customers

We have a broad base of customers, which primarily consist of corporate customers such as enterprises, schools, industrial parks, and also other customers such as families and individuals. We have cultivated and maintained good relationships with our customers since our inception. We have a team of employees dedicated to enhancing our relationship with existing customers and developing relationships with prospective customers.

Suppliers

Our suppliers primarily consist of fleets of buses, individual drivers, local tour agencies, online travel agencies, high speed railway stations, airports, hotels, online and mobile payment services, data storage, server hosting and bandwidth providers, and advertising and marketing service providers.

Marketing and Brand Awareness
Through a combination of online and offline marketing, brand promotion, and cross-marketing, we have created strong brands that are commonly associated in and outside China with customized mobility solutions. We will continue to use our focused marketing strategy to further enhance awareness of our brands and acquire new target users.
67

Brand Advertising

We conduct our brand campaigns through promotion activities in industrial parks, office buildings, and schools, advertising our brand on video streaming and new media platforms, logo displays on our cars and buses traveling at airports, railway stations, and bus stations, and designated parking spaces and billboards displaying our logos at our customers’ business locations. We also work with event organizers, and corporate customers in our marketing campaigns and embed our brand and travel products into event marketing channels. With these diverse channels, we believe that we have effective strategies to enhance brand awareness and user engagement and attract a new generation of users, and we have a unique advantage in our ability to develop truly multi-channel marketing solutions for global destinations.

Performance Advertising

We have contracted with Baidu, China’s leading online marketing channel, to prominently feature our websites and mobile application and to conduct public relations activities. We have also worked with prominent social media platforms to facilitate our services by redirecting their users to our mobile application and websites. In addition, we will be actively testing all kinds of innovative and rapidly growing mobile channels that may appeal to consumers.

Cross-Marketing

We have entered into cross-marketing arrangements with major PRC travel agencies and travel service platforms, e-commerce and internet companies, and other corporations. We are one of the top-rated travel service providers on Ctrip and Fliggy’s international travel segment.
Intellectual Property
Our intellectual property rights primarily include trademarks and domain names associated with the name “
微巴士
,” “
未来巴士
,” “
优巴士
” and “
微途
” and copyright and other rights associated with our websites, technology platform, booking software, and other aspects of our business. We regard our intellectual property as a critical factor contributing to our success, although we are not dependent on any patents, intellectual property related contracts or licenses other than some commercial software licenses available to the general public. We rely on trademark and copyright law, trade secret protection, and confidentiality agreements with our employees to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our users, methods, business, and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments, and other processes made by them during their employment are our property.

As of June 30, 2025, we owned 26 registered trademarks, in various categories with the Trademark Office of the PRC Intellectual Property Administration and one registered trademark with the United States Patent and Trademark Office (“USPTO”). All of our trademarks were registered in or after 2018 and have an effective period of ten years.

As of June 30, 2025, we held 37 computer software copyrights and 1 other copyright registered with the PRC Copyright Administration. All of our copyrights were registered in or after 2020 and have an effective period of fifty years.
As of June 30, 2025, we had four registered domain names in China, including
www.wetourglobal.com
,
www.webus.vip
,
www.weixiaoba.vip
, and
www.ubus.vip
, and we have full legal rights over these domain names. As of the date of this report, all of our registered domain names were in effect.

Despite our and the VIEs’ efforts to protect ourselves from infringement or misappropriation of our and the VIEs’ intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our and the VIEs’ intellectual property. In the event of a successful claim of infringement and our and the VIEs’ failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our and the VIEs’ business could be harmed. See “
Risk Factors — Risks Related to Our Business and Industry— We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”
 and “
We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”
68

Technology
Since our inception, we have been able to support the substantial growth of our online and offline data and transactions through our technology and infrastructure. We have built an information technology system architecture based on cloud-native technology that supports various aspects of our business, including our mobile apps, official websites, mini programs, and open platforms. Advanced artificial intelligence, big data analysis and other core technologies have enabled our platform to maintain a technical advantage over competing products for more than a year. Our technology provides efficient and accurate marketing tools, and optimizes operational efficiency based on user preference analysis and accurate needs. Our system also provides standardized information input for travel departure and destination, as well as alias and pinyin associated functions, to empower quick and accurate searches for matching places.
Data Privacy and Security
Data security is critical to our operations. We and the VIE are committed to protecting our and the VIE’s customers’ personal information and privacy. We and the VIE have established and implemented policy on data collection, processing and usage. We have internal rules and policies in place to govern how we use and analyze personal information. We have established protocols, technologies and internal control systems to ensure that such information is not improperly accessed and disclosed. Before accessing our products and services, users must accept our user agreement and terms, whereby they agree to our collection, use and disclosure of their information in a manner that complies with appropriate laws and regulations. Internally, we have adopted a data encryption system to ensure the safe storage and transmission of data to prevent any unauthorized public or third-party members from accessing or using our data in any unauthorized way.

Employees
As of June 30, 2025, we had 30 employees, including 7
 in management and administration, 4 in our customer service center, 1
1
in sales and marketing, 5
 in financial, and 3 in product development including supplier management personnel and technical support personnel.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans occasionally for our PRC-based employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in China. We believe that we maintain a good working relationship with our employees and contract workers, and we have not experienced material labor disputes in the past. None of our employees and contract workers is represented by labor unions.
Our Facilities

Our customer service center, principal sales, marketing and development facilities and administrative offices are located on premises comprising approximately 255.7 square meters in Hangzhou, China. We currently lease our facilities in Hangzhou. The lease terms on these premises expire on September 16, 2026. Youba Tech also owns a building of approximately 172.3 square meters mainly used as customer service center. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

Insurance
We and the VIE do not maintain any liability insurance or property insurance policies covering equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster, which we believe is consistent with market practice in China. Consistent with customary industry practice in China, we and the VIE do not maintain business interruption insurance, nor do we and the VIE maintain key-man life insurance. Our drivers and vehicle fleet suppliers provide vehicle and liability insurance in compliance with the PRC regulations.

69

Licenses and Approvals

The following table sets forth licenses and approvals that our WFOE and the VIE are required to obtain for our and the VIE’s operations in China as of the date of this report:
Name	Type	Licenses and Approvals	PRC Regulatory Authority	Expiration Date
Zhejiang Xinjieni Technology Co., Ltd.,	WFOE	Business License	Hangzhou Administration for Industry and Commerce Yuhang Branch	August 30, 2052
Zhejiang Youba Technology Co., Ltd.,	VIE Entity	Value-added Telecommunications License	Zhejiang Provincial Communications Administration	October 21, 2026
		E-Hailing Business Permit	Hangzhou Transport Bureau	June 1, 2026
Hangzhou Webus Travel Agency Co., Ltd.,	VIE Entity’s Principal Subsidiary	Travel Agency License	Zhejiang Department of Culture and Tourism	Long term

Regulations
Regulations of People’s Republic of China

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China through our wholly owned subsidiary.

Regulations Relating to Foreign Investment

Negative List of Industries for Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Industries listed on the 2021 Negative Lists are divided into two categories: restricted and prohibited. Industries not listed on the 2021 Negative Lists are generally deemed as constituting a third “permitted” category. The establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases, Chinese partners are required to hold the majority interests in such joint ventures. In addition, projects falling under the restricted category are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Any domestic enterprise engaging in businesses prohibited by the 2021 Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

70

To comply with PRC laws and regulations, we rely on equity investment with our subsidiary to operate our business in China. See
“Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings and financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Furthermore, the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Regulations of FIL, was promulgated on December 26, 2019 and became effective on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law and the Implement the Implementing Regulations of FIL, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.
The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Compared to the last Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM in June 2020, the 2021 Negative Lists cuts down the number of items restricted or prohibited to foreign investors from 33 to 31, widening access to more industries and fields. However, the 2021 Negative Lists prescribe that any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in 2021 Negative Lists.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among other things, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be subject to legal liabilities for failing to report investment information in accordance with the requirements.
71

Regulations Relating to Cyber Security and Data Security

Cyber Security Law

The SCNPC promulgated the Cyber Security Law in November 2016, which became effective in June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the China and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Data Security Law

The Data Security Law of the PRC, which was promulgated by the SCNPC in June 2021 and took effect in September 2021, provides that China shall establish a data classification and grading protection system, formulate the important data catalogs to enhance the protection of important data. Processors of important data shall specify the person responsible for data security and management agencies to implement data security protection responsibilities. Relevant authorities will establish the measures for the cross-border transfer of important data. If any company violates the Data Security Law of the PRC to provide important data outside China, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license.

The Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which were issued by the General Office of the State Council and another authority in July 2021, require to speed up the revision of legislation on strengthening the confidentiality and archives coordination between regulators related to overseas issuance and listing of securities, and improvement to the legislation on data security, cross-border data flow, and management of confidential information. On December 28, 2021, the Cyberspace Administration of China and other related authorities released the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced the original Measures for Cybersecurity Review promulgated on April 13, 2020. The Cybersecurity Review Measures provides that, among others, an application for cyber security review shall be made by an issuer who is an internet platform operator before such issuer’s securities may be listed in a foreign country if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine that an operator’s cyber products or services or data processing affect or may affect national security.

On November 14, 2021, the Cyberspace Administration of China promulgated the Network Data Security Administration Regulations (Draft for Comments) (the “Draft Data Security Regulations”), which propose to provide more detailed guidelines on the current rules on various aspects of data processing, including the processors’ announcement of data processing rules, obtaining consents and separate consents, security of important data and cross-border transfer of data, and further obligations of platform operators. Specifically, the Draft Data Security Regulations propose to provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affects or may affect national security; (ii) listing abroad of data processors processing the personal information of more than one million users; (iii) listing in Hong Kong of data processors that affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations also requires data processors processing over one million users’ personal information to comply with rules on processors of important data, including but not limited to carry out the data security assessment annually and file the report with competent authorities.
72

The Company has an internal management system responsible for data security with designated supervisors. The supervisors lead regular data security evaluations and take all necessary measures to address any risks. In addition, all employees who may have access to the Company’s data are required to sign confidentiality agreements and attend data security training regularly.  The Company also subscribes to cloud-based data services with a reputable provider for data storage, backup, risk monitoring, and recovery. Additionally, the Company deployed an enterprise-level data protection system for more elevated security.

The Measures for Security Assessment for Outbound Data Transfer

Users of our U.S. subsidiary, Wetour, are primarily Chinese tourists, and the user data is stored in the United States. Such data will be subject to the Cyber Data Security Measure (Draft) and data security regulations. In addition, outbound data transfer regulations may become applicable to user data of Wetour if we ever transfer any data to places outside of the PRC.

On July 7, 2022, the CAC promulgated the Measures for Security Assessment for Outbound Data Transfer, which became effective on September 1, 2022. The Measures apply to the security assessment of Important Data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. Specifically, the Measures for Security Assessment for Outbound Data Transfer to provide that where a data handler transfers data abroad under any of the following circumstances, it shall, through the local Cyberspace Administration at the provincial level, apply to the CAC for security assessment for the outbound data transfer: (1) a data handler who transfers Important Data abroad; (2) a critical information infrastructure operator, or a data handler processing the personal information of more than one million individuals, who, in either case, transfers personal information abroad; (3) a data handler who has, since January 1 of the previous year cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or (4) other circumstances where the security assessment for the outbound data transfer is required by the CAC.

As of the date of this report, we have not transferred any user information to places outside of the PRC. We do not believe we will be subject to the Measures for Security Assessment for Outbound Data Transfer, considering (i) we do not anticipate reaching the one million threshold to trigger the assessment by the CAC, and (ii) we do not anticipate to transfer any user information outside of the PRC. As advised by AllBright, we are not currently subject to the outbound data transfer regulations because outbound Chinese tourists using our services must provide their information on Wetour’s website and applications, which were established and maintained in the U.S. Therefore, there is no data transferred across the border of PRC by us.

Furthermore, with the gradual relaxation of policies on the prevention and control of COVID-19 in the PRC, we anticipate outbound travel by PRC residents will increase significantly. Correspondingly, although we do not anticipate transferring any user information outside of the PRC, our PRC users may have the potential needs to make reservations inside PRC and enjoy travel services overseas. Under such circumstances, we may need to transfer user data outside of the PRC to Wetour or our overseas business partners to satisfy our PRC users’ needs and such user data is mainly the user’s information required for reservation such as the user’s name and contact information which we believe is not Important Data or sensitive personal information; if we cumulatively transfer abroad the personal information of more than 100,000 PRC users, we believe we will be subject to assessment by the CAC.

In the circumstances we may be subject to such requirements, we believe we would obtain approval from the CAC. However, failure to pass such requirements and/or to comply with the data privacy and data security requirements could subject us to penalties, damage its reputation and brand, and harm its business and the results of operations. According to the Personal Information Protection Law, promulgated on August 20, 2021 by the Standing Committee of the National People’s Congress (“SCNPC”) and became effective on November 1, 2021, if we fail to comply with relevant regulations, regulatory agencies will order us to rectify such noncompliance, give us a warning, and the illegal gains shall be confiscated. Applications that illegally process personal information shall be ordered to suspend or terminate the provision of services. Those who refuse to make corrections shall be fined up to RMB1million; A fine of not less than RMB10,000 but not more than RMB100,000 shall be imposed on the directly responsible supervisors and other directly responsible personnel. If the regulatory agencies find the above-mentioned illegal acts to be serious, the department responsible for personal information protection at or above the provincial level shall order rectification, confiscate the illegal gains, impose a fine of not more than RMB50 million or not more than 5% of the violator’s revenue in the last fiscal year and may also order the suspension of relevant business activities or the suspension of all business activities for rectification, notify the relevant competent department to revoke the relevant business license or revoke all the business licenses possessed by the violator. Under such circumstances, the directly responsible supervisors and other directly responsible personnel shall be fined not less than RMB100,000 but not more than RMB1 million, and they may be prohibited from serving as directors, supervisors, senior management personnel, and personal information protection personnel of relevant enterprises for a certain period of time. If a crime is constituted, criminal responsibility shall be pursued in accordance with the PRC law.

73

If we do not comply with the above regulations, including requirements on cybersecurity review, personal information protection, moving technology in and out of the PRC, or outbound data transfer, the regulatory agencies may also limit our ability to pay dividends outside of mainland China, delay or restrict the repatriation of the proceeds from our offerings into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.
Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.
Copyright.

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 which took effect in April 2010 (the “Copyright Law”) which has been amended by SCNPC on November 11, 2020 and became effective on June 1, 2021, and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50 th
year from the date of first publishing of the software.

Patent.
 The Patent Law of the PRC promulgated in December 2008, which became effective in October 2009 and recently has been amended by SCNPC on October 17, 2020 and became effective on June 1, 2021, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights under current Patent Law of the PRC. The protection period has been slightly amended in recent amendment which became effective on June 1, 2021. The terms of protection for invention and utility patents will still be 20 years and 10 years, respectively, in general. The term of protection for a design patent will be extended from 10 years to 15 years. In addition, for invention patents, in case it is only granted after 4 years or more from its filing date or 3 years or more after a request for substantive examination date, the applicant can request for an extension of protection term for any unreasonable delay.

Trademark.
 The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the “Trademark Law”) and it was last amended on April 23, 2019 and the amendments became effective on November 11, 2019. Its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is 10 years from the date of approval of trademark application, and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.

Domain Name.

Domain names are protected under the Administrative Measures for the Internet Domain Names of the PRC promulgated by the Ministry of Industry and Information Technology of the PRC effective on December 20, 2004 and the Administrative Measures for Internet Domain Names promulgated by Ministry of Industry and Information Technology(“MIIT”), effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.
74

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the
Environmental Protection Law of the PRC
 promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of its operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. The preparation of relevant development and utilization plans and the construction of the projects having impact on environment shall be subject to environmental impact assessment in accordance with the law. Furthermore, the enterprises and business operators on which the management system for the pollutants discharge permit and registration is implemented shall discharge pollutants according to their respective pollutants discharge permits or registrations and shall not discharge pollutants without obtaining a pollutants discharge permit or registration.
Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the
Environmental Protection Law
. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the
Civil Code of PRC
. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. In addition, on May 28, 2020, National People’s Congress promulgated the Civil Code of PRC, which took effective on January 1, 2021, to replace the PRC Inheritance Law, Adoption Law, PRC Contract Law, the General Principles of the Civil Law of the PRC, the PRC Marriage Law, the PRC Guarantee Law, the PRC Property Law and the PRC Tort Liability Law. Seven parts are introduced in the Civil Code of PRC, including General Part, Right in Rem, Contracts, Personality Rights, Marriage and Family, Inheritance, Tort Liability.

The Law of the PRC on the Prevention and Control of Occupational Diseases, or the Occupational Diseases Prevention Law, promulgated by the SCNPC on October 27, 2001, became effective on May 1, 2002, and latest amended on December 29, 2018 is applicable to activities for the prevention and control of diseases contracted by the workers due to their exposure in the course of work to dust, radioactive substances and other toxic and harmful substances. Pursuant to the Occupational Diseases Prevention Law, the employer shall strictly abide by the national occupational health standards and implement the measures for occupational disease prevention and control in accordance with laws and regulations. Violation of the Occupational Diseases Prevention Law may result in the imposition of fines and penalties, the suspension of operation, an order to cease operation, and/or criminal liability in severe cases.

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the
Work Safety Law of the PRC
 which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014 and June 10, 2021, and effective as of September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the aforementioned environment protection and work safety requirements.
75

Regulations Relating to Labor Protection

Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012 and became effected on July 1, 2013, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limits, and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.
Interim Provisions on Labor Dispatch

Pursuant to the
Interim
Provisions
on Labor Dispatch,
 or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC implemented on July 1, 2011, amended on December 29, 2018 and became effective on the same day, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the
Regulations on the Management of Housing Fund
 which was promulgated by the State Council in 1999 and last amended on March 24, 2019 and became effective on the same day, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, which shall be the product of employees’ average monthly salaries of the previous year multiplied by the contribution rate of the housing provident fund of the employer. Where, in violation of the provisions of these Regulations, an employer is overdue in the contribution of, or underpays, the housing provident fund, the housing provident fund management center shall order it to make the contribution within a prescribed time limit; where the contribution has not been made after the expiration of the time limit, an application may be made to a people’s court for compulsory enforcement.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.
76

Regulations Relating to Taxes

Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the MOF jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.
On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details for determination of resident status and administration on post-determination matters.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, the VAT Regulation, were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 16%, 10%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

77

Chinese Premier Li Keqiang on March 5, 2019 announced that the VAT of 16% and 10% that apply to the supply of certain goods and services would be reduced to 13% and 9%, respectively. These measures will leave three rates in place: 13%; 9%; and 6%, effective from April 1, 2019.

Dividend Withholding Tax

As we believe Webus is a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries would be subject to 10% withholding tax, if no tax treaty is applicable. In addition, under the current tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the foreign-invested enterprise; or 10%, if the investor holds less than 25% in the foreign-invested enterprise.

Regulations relating to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and subsequently amended from time to time, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

78

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.
In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

Pursuant to the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

According to the Foreign Investment Law, Measures for Reporting of Information on Foreign Investment, promulgated by MOFCOM, and State Administration for Market Regulation, or the SAMR on December 30, 2019 and became effective on January 1, 2020, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR, or its local counterparts, and investment information shall be submitted to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through a capital injection at or after their establishment, we must register the establishment thereof and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, submit such information via the enterprise registration system and the National Enterprise Credit Information Publicity System and register such with the local banks for the foreign exchange related matters.
79

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in China or overseas. The term “control” means obtain the operation rights, right to proceeds or decision-making power of a SPV through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013 and 2018, and Foreign Investment Law and the Implement the Implementing Regulations of FIL which replaced the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the PRC Equity Joint Venture Law promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the PRC Cooperative Joint Venture Law promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds of at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A Rule and Overseas Listing in the PRC

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore SPV that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which came into effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making a subsequent overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. For the company that has already submitted offering and listing applications but not yet obtained the approvals from overseas securities regulators or exchanges shall choose to make its filing with the CSRC at a reasonable time but before the completion of the offering/listing. For the company that has already obtained CSRC approval for overseas listing or offering can continue its process during the valid term of the CSRC approval without additional filing and it shall make the filing pursuant to the new rules if it does not complete the offering or listing before the expiration of the original approval from CSRC.

80

On February 24, 2023, the CSRC, MOF, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing, or the Confidentiality Provisions, which came into effect on March 31, 2023 with the New Overseas Listing Rules. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.
Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.
Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

81

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.
We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our websites at www.wetourglobal.com, www.webus.vip, www.weixiaoba.vip, and www.ubus.vip or through phone number +86-571-58000026.
82

Anti-Money Laundering—Cayman Islands

In order to comply with legislation and regulations aimed at the prevention of money laundering and terrorist financing, we may be required to adopt and maintain anti-money laundering and counter terrorist financing policies and procedures, and may require subscribers to provide evidence to satisfactorily identify and verify their identity, address and source of funds. Such customer due diligence can be simplified or enhanced depending on the risk rating given to the subscriber. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering and counter terrorist financing policies and procedures (including the acquisition of due diligence information) to a suitable third persons based in the Cayman Islands approved equivalent jurisdictions.

We reserve the right to request such information and evidence as is necessary to identify and verify the identity, address and source of funds of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information and/or evidence required for identification or verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. We will not be liable for any loss suffered by a subscriber as a result of, or delay in processing, an application from a subscriber if such information and documentation requested has not been provided by the subscriber in a timely manner.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering, counter terrorist financing or other applicable laws, regulations or guidance by any person in any equivalent jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands , if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise. By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.
83

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in “Item 3. Key Information—D. Risk Factors” and “Cautionary Note on Forward-Looking Statements” sections in this Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

Overview

We are an exempted company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted by (1) our wholly-owned subsidiary Wetour in the United States; (2) our direct investment in Youba Tech and its subsidiary; and (3) through VIE Agreements with Youba Tech. Through the VIE Agreements among WFOE, Youba Tech and Individual Registered Shareholders, which have not been tested in a court of law, we are regarded as the primary beneficiary of Youba Tech for accounting purpose, and, therefore, we are able to consolidate the financial results of Youba Tech in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as we only hold 50% equity interest in the VIE and its subsidiary and do not and may never hold the equity interests over 50% in the VIE and its subsidiary. Instead, the VIE structure provides contractual exposure to foreign investment in us.

We operate on a business model of “Mobility-as-a-Service” (“MaaS”) to identify and solve inefficiencies associated with inflexible or low-quality mobility solutions for customers around the world under different scenarios with our comprehensive digital platforms. We offer packaged tour service, customized chartered bus service, and commute shuttle service to our customers for business and leisure travels.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the followings:

Our ability to improve user experience and diversify service offerings

We have been constantly endeavoring to improve user experience through technology and innovation capabilities, in particular in transportation. By further leveraging our growing database and powerful data analysis capabilities, we are able to more precisely analyze user behavior and intent, provide personalized service matching and help users make fast and informed decisions. We have made, and will continue to make, significant investments to improve our technology infrastructure and enhance user experience.

Our results of operations have been, and will continue to be, affected by the size and diversity of our service offerings. Since our inception, we have introduced various value-added services built around our customers’ travel needs and have successfully expanded our service offerings. These efforts have effectively helped us attract more users and broaden revenue channels, thus driving our business and revenue growth.

Our ability to retain and expand our collaborations with suppliers

We have experienced rapid growth as we have built strong collaborations with various suppliers. As a high ranking and trusted partner with many traditional and online travel agencies, local tourist attraction sites, hotels and vehicle fleet providers, we are able to offer our tailored packages at competitive prices as compared to the prevailing market rate, which have attracted a growing number of customers and resulted in a significant increase in revenues. As we expect to continue the growth momentum, our results of operations will continue to be affected by our ability to retain and expand our strategic partnership with these suppliers.

Our ability to control costs and expenses and enhance operational efficiency

Our results of operations have been, and will continue to be, affected by our ability to control costs and expenses and enhance our operational efficiency. Selling and marketing expenses have historically represented a large portion of our total costs and expenses. Advertising and marketing expenses, consisting primarily of online and offline advertisements, general and administrative expenses, and research and development expenses are important components of our costs. We have been always mindful of the balance between rapid business expansion and costs and expenses. We will continue to make efforts to manage our customer acquisition cost and improve our customer retention rate. In addition, as our business grows, we will continue to further improve our operational efficiency by developing technologies and infrastructure across different business functions. We expect to achieve greater operating leverage and increase the productivity of our personnel, allowing us to acquire customers and suppliers more cost-effectively and achieve higher operational efficiency.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are the results for the years ended June 30, 2023, 2024 and 2025 as set forth in the table below.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the years ended June 30, 2023, 2024 and 2025, in absolute amount and as a percentage of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended June 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	$	%

Net revenues	154,226,006	100.0	45,976,421	100.0	35,593,055	4,968,599	100.0
Cost of revenues	(145,998,264)	(94.7)	(39,546,098)	(86.0)	(29,692,707)	(4,144,942)	(83.4)
Gross profit	8,227,742	5.3	6,430,323	14.0	5,900,348	823,657	16.6

Operating expenses:
Sales and marketing expenses	(14,656,903)	(9.5)	(7,468,321)	(16.2)	(8, 333 , 493)	(1, 163 , 311)	(2 3 . 4)
General and administrative expenses	(10,428,318)	(6.8)	(5,098,450)	(11.1)	(9,8 83 , 761)	(1,3 79 ,7 20)	(27.8)
Research and development expenses	(2,367,231)	(1.5)	(1,331,037)	(2.9)	(1,056,335)	(147,459)	(3.0)
Total operating expenses	(27,452,452)	(17.8)	(13,897,808)	(30.2)	(1 9 , 273 , 589)	(2,6 90 , 4 90)	(5 4 . 2)
Operating loss	(19,224,710)	(12.5)	(7,467,485)	(16.2)	(13, 373 , 241)	(1,8 66 , 8 33)	(3 7 . 6)

Other income/(expenses)
Financial expenses, net	(788,073)	(0.5)	(1,134,713)	(2.5)	(1,161,392)	(162,124)	(3.3)
Other income, net	2,630,368	1.7	4,500,552	9.8	1,954,244	272,802	5.5
Total other income, net	1,842,295	1.2	3,365,839	7.3	792,852	110,678	2.2

Loss before income tax expense	(17,382,415)	(11.3)	(4,101,646)	(8.9)	(12, 580 , 389)	(1,7 56 , 1 55)	(3 5 . 4)
Income tax ( expense ) /benefit	(248,419)	(0.2)	46,054	0.1	97,342	13,588	0.30
Net loss	(17,630,834)	(11.5)	(4,055,592)	(8.8)	(12, 483 , 047)	(1,7 42 , 5 67)	(3 5 . 1)

Key Components of Results of Operations

Revenues

We generate revenues primarily from packaged tour service, customized chartered bus service and commute shuttle service
. For the years ended June 30, 2023, 2024 and 2025, our revenues were RMB154,226,006, RMB45,976,421 and RMB35,593,055 ($4,968,599), respectively. We offer packaged tour service to customers inclusive of services like chartered bus service, itinerary route schedule, sightseeing tour guidance, accommodation arrangement, etc. Customized chartered bus services are provided by us to support a more flexible and less pre-planned group travel demand which ranges from one day to several months. For commute shuttle service, we provide customers with daily transportation service from predetermined departure to destination.

Cost of revenues

Our cost of packaged tour services primarily consists of the procurement cost of hotel rooms, meals and other local services such as sightseeing costs for packages, entrance fees to museums and attractions and local transportation costs. Cost of commute shuttle service and customized chartered bus service include costs directly related to delivering transportation services inclusive of payments to fleet operators for vehicle rental fees and petrol costs, and other miscellaneous expenses for operation.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of advertising expenses, staff cost, depreciation expenses, entertainment fees, rent fees, etc.

General and administrative expenses

Our general and administrative expenses primarily consist of professional service expenses, staff cost, office fees
,
depreciation expenses, rent fees, etc.

Research and development expenses

Our research and development (“R&D”) expenses primarily consist of staff cost, technology service expenses, etc.

Comparison of Years Ended June 30, 2024 and 2025

Revenues

Our revenues decreased by 22.6% from RMB45,976,421 for the year ended June 30, 2024 to RMB35,593,055 ($4,968,599) for the year ended June 30, 2025. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Years Ended June 30,
	2024		2025			Variance
	RMB	%	RMB	$	%	%
Revenues:
Packaged tour service	33,391,854	72.7	32,039,060	4,472,481	90.2	(4.1)
Domestic	10,006,080	21.8	6,606,828	922,278	18.6	(34.0)
Oversea	23,385,774	50.9	25,432,232	3,550,203	71.6	8.8
Customized chartered bus service	10,730,641	23.4	3,022,802	421,966	8.4	(71.8)
Domestic	898,028	2.0	336,678	46,998	0.9	(62.5)
Oversea	9,832,613	21.4	2,686,124	374,968	7.5	(72.7
Commute shuttle service	1,853,926	3.9	531,193	74,152	1.4	(71.3)
Domestic	1,853,926	3.9	531,193	74,152	1.4	(71.3)
Total revenues	45,976,421	100.0	35,593,055	4,968,599	100.0	(22.6)
86

Our revenues from packaged tour service decreased by 4.1% from RMB33,391,854 for the year ended June 30, 2024 to RMB32,039,060 ($4,472,481) for the year ended June 30, 2025, primarily attributable to the decrease of RMB3,399,252 ($474,517) in domestic market, partly offset by the increase of RMB2,046,458 ($285,675) in overseas market. The decrease of revenue in the domestic market was primarily attributed to our strategic decision to allocate more resources towards developing high-margin exquisite tourism routes in the overseas market, mainly due to (i) relatively lower gross margin rate of packaged tour service in domestic market compared to overseas market; (ii) the difficulty in increasing return on investment in expanding the market share of domestic market particularly which is mainly comprised of middle and low-end consumer groups; (iii) the increasing demand for overseas tourism with the resumption of global communication and international flights in the post-epidemic era. Therefore, for the commercial considerations of optimizing long-term financial indicators and adjusting brand positioning, we made the strategic decision to focus more on packaged tour service in the overseas market with a higher gross margin rate of 20.4% for year ended June 30, 2025.

Our revenues from customized chartered bus service decreased by 71.8% from RMB10,730,641 for the year ended June 30, 2024 to RMB3,022,802 ($421,96
6) for the year ended June 30, 2025, primarily attributable to the decrease in revenue from the overseas market of RMB7,146,489 ($997,611). The decrease was mainly due to the relatively low average unit price per customer for the customized chartered bus services and intensified market competition; and
the fact that we integrated a portion of customized chartered bus service into packaged tour services in overseas markets, aiming to create a more competitive and all-inclusive tour service offering.

Our
revenues from commuter shuttle service decreased by 71.3% from RMB1,853,926 for the year ended June 30, 2024 to RMB531,193 ($74,15
2
) for the year ended June 30, 2025, primarily attributable to the termination in collaboration with two
major customers and our strategic decision to downsize the operation of commuter shuttle service.

Cost of revenues

Our cost of revenues decreased by 24.9% from RMB39,546,098 for the year ended June 30, 2024 to RMB29,692,707 ($4,144,942) for the year ended June 30, 2025. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the Years Ended June 30,
	2024		2025			Variance
	RMB	%	RMB	$	%	%
Cost of revenues:
Packaged tour service	28,558,499	72.2	26,701,471	3,727,382	89.9	(6.5)
Domestic	9,652,591	24.4	6,446,066	899,836	21.7	(33.2)
Oversea	18,905,908	47.8	20,255,405	2,827,546	68.2	7.1
Customized chartered bus service	8,518,335	21.6	2,405,006	335,726	8.1	(71.8)
Domestic	782,788	2.0	266,865	37,253	0.9	(65.9)
Oversea	7,735,547	19.6	2,138,141	298,473	7.2	(72.4)
Commute shuttle service	2,469,264	6.2	586,230	81,834	2.0	(76.3)
Domestic	2,469,264	6.2	586,230	81,834	2.0	(76.3)
Cost of revenues	39,546,098	100.0	29,692,707	4,144,942	100.0	(24.9)

Our cost of revenues for packaged tour service decreased by 6.5% from RMB28,558,499 for the year ended June 30, 2024 to RMB26,701,471 ($3,727,382) for the year ended June 30, 2025, primarily attributable to the decrease in cost related to fleet and tour operators, generally in line with the decrease in our revenues from packaged tour service. Our cost of revenues for customized chartered bus service decreased by 71.8% from RMB8,518,335 for the year ended June 30, 2024 to RMB2,405,006 ($335,726) for the year ended June 30, 2025, which was generally in line with the decrease in revenue from customized chartered bus service. Our cost of revenues for commuter shuttle service decreased by 76.3% from RMB2,469,264 for the year ended June 30, 2024 to RMB586,230 ($81,834) for the year ended June 30, 2025. The decrease was primarily attributable to the decrease in cost related to fleet operators, which was generally in line with the revenue trends.

Gross profit and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the Years Ended June 30,
	2024			2025
	RMB	Margin	%	RMB	$	Margin	%
Gross profit and margin
Packaged tour service	4,833,355	14.5%	75.2	5,337,589	745,099	16.7%	90.4
Domestic	353,489	3.5%	5.5	160,762	22,442	2.4%	2.7
Oversea	4,479,866	19.2%	69.7	5,176,827	722,657	20.4%	87.7
Customized chartered bus service	2,212,306	20.6%	34.3	617,796	86,240	20.4%	10.4
Domestic	115,240	12.8%	1.7	69,813	9,745	20.7%	1.1
Oversea	2,097,066	21.3%	32.6	547,983	76,495	20.4%	9.3
Commute shuttle service	(615,338)	(33.2)%	(9.5)	(55,037)	(7,682)	(10.4)%	(0.8)
Domestic	(615,338)	(33.2)%	(9.5)	(55,037)	(7,682)	(10.4)%	(0.8)
Total	6,430,323	14.0%	100.0	5,900,348	823,657	16.6%	100.0

*N/A represents not applicable

As
a result of the foregoing, we recorded a gross profit of RMB6,430,323 and RMB5,900,348 ($823,657) for the years ended June 30, 2024 and 2025, respectively, representing a gross profit margin of approximately
14.0% and 16.6%, respectively. The increase in the gross profit margin was primarily attributable to a higher proportion of gross profit contributed by packaged tour service in overseas market with the higher margin rate among all revenue streams. The gross margin of packaged tour service in overseas market was approximately 19.2% and 20.4% for the year
s
ended June 30, 2024 and 2025, respectively, reflecting a steady upward trend. For the year ended June 30, 2025, the number of overseas orders for our packaged tour service increased by 47.2%, compared with the same period in 2024. The gross profit margin rate of customized chartered bus service remained stable from approximately
20.6% for the year ended June 30, 2024 to
approximately
20.4% for the year ended June 30, 2025. The gross profit margin of commute shuttle services improved significantly, mainly because cost cuts finally outpaced the ongoing revenue decline and largely offset the margin drag from lower volumes. We would continuously seek new growth points to improve our gross margin.

Operating expenses

Our operating expenses increased by
approximately
38
.
7
% from RMB13,897,808 for the year ended June 30, 2024 to RMB1
9
,
273
,
589
($2,6
90
,
4
90) for the year ended June 30, 2025, primarily due to the following:

Selling and marketing expenses

The following table sets forth a breakdown of our sales and marketing expenses by categories, expressed as an absolute amount and as a percentage of the total selling and marketing expenses, for the periods indicated.

	For the Years Ended June 30,
	2024		2025			Variance
	RMB	%	RMB	$	%	%
Sales and marketing expenses
Advertising expenses	2,389,652	32.0	2, 691 ,7 2 9	3 75 , 751	32 . 3	12 . 6
Staff cost	2,178,525	29.2	2,155,549	300,903	2 5 . 9	(1.1)
Depreciation expenses	1,953,903	26.2	2,041,760	285,019	2 4 . 5	4.5
Entertainment expenses	525,513	7.0	830,650	115,954	10. 0	58.1
Rental expense	119,568	1.6	97,278	13,579	1.2	(18.6)
Others	301,160	4.0	516,527	72,105	6. 1	71.5
Total sales and marketing expenses	7,468,321	100.0	8, 333 , 493	1,1 63 , 311	100.0	11 . 6
89

Our selling and marketing expenses increased by
approximately
11.6% or RMB865,172 from RMB7,468,321 for the year ended June 30, 2024 to RMB8,333,493 ($1,163,311) for the year ended June 30, 2025, primarily due to (i) an increase of RMB305
,
13
7 ($42,
595
) in entertainment expenses for expanding overseas business; and (ii) an increase of RMB302,077 ($42,168) in advertising expenses for branding due to the need of business development
.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses by categories, expressed as an absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated.

	For the Years Ended June 30,
	2024		2025			Variance
	RMB	%	RMB	$	%	%
General and administrative expenses
Professional service expenses	2,446,078	48.1	7,069,894	986,919	71. 5	189. 0
Staff cost	1,793,064	35.2	1,855,683	259,043	18.8	3.5
Office expense	319,246	6.3	239,363	33,414	2 . 4	( 25 . 0)
Depreciation expenses	223,138	4.4	173,942	24,281	1 . 8	( 22 . 0)
Rental expense	107,611	2.1	121 ,651	16 , 982	1 . 2	13. 0
Others	209,313	3.9	423,22 8	59,081	4. 3	102.2
Total general and administrative expenses	5,098,450	100.0	9,8 83 , 761	1,379,720	100.0	9 3 . 9

Our general and administrative expenses increased by 9
3
.
9
% or RMB4,7
85
,
311
from RMB5,098,450 for the year ended June 30, 2024 to RMB9,8
83
,
761
($1,3
79
,7
20
) for the year ended June 30, 2025, primarily due to an increase of RMB4,6
23
,
816
($64
5
,
460
) in professional service expenses relating to consulting and auditing fees for the Initial Public Offering
and
strategic consulting services
fees
.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses by categories, expressed as an absolute amount and as a percentage of the total research and development expenses, for the periods indicated.
	For the Years Ended June 30,
	2024		2025			Variance
	RMB	%	RMB	$	%	%
Research and development expenses
Staff cost	860,477	64.7	849,475	118,582	80.4	(1.3)
Technology service expenses	359,501	27.0	131,917	18,415	12.5	(63.3)
Others	111,059	8.3	74,943	10,462	7.1	(32.5)
Total research and development expenses	1,331,037	100.0	1,056,335	147,459	100.0	(20.6)

Our research and development expenses decreased by 20.6% or RMB274,702 from RMB1,331,037 for the year ended June 30, 2024 to RMB1,056,335 ($147,459) for the year ended June 30, 2025, which was primarily attributable to a decrease of RMB227,584 ($31,770) in technology service expenses, resulting from the reduction in research and development projects.

Total other income, net

Total other income, net decreased from RMB3,365,839 for the year ended June 30, 2024 to RMB792,852 ($110,678) for the year ended June 30, 2025. The decrease was primarily due to a decrease of RMB2,442,686 ($340,986) in government grants; and was offset by an increase of RMB
569
,
647
($
79
,
520
) in interest expenses due to the increase of bank borrowings.

Income tax benefit

We
recognized an
income tax benefit of RMB46,054 for the year ended June 30, 2024
, mainly due to the effect of adjusting the net operating loss in previous periods. For the year ended June 30, 2025, we recognized an income tax benefit of RMB97,342 ($13,588), mainly
due to certain previously recognized income tax payables being determined non-payable following the 2024 calendar year tax filing, of which RMB2 relates to the income tax expense of Webus Hong Kong that had taxable income.

Net loss

As a result of the foregoing, we recorded net loss of RMB4,055,592 and RMB12,
483
,
047
($1,7
42
,
5
67) for the years ended June 30, 2024 and 2025, respectively.

Comparison of Years Ended June 30, 2023 and 2024

Revenues

Our revenues decreased by 70.2% from RMB154,226,006 for the year ended June 30, 2023 to RMB45,976,421 ($6,326,566) for the year ended June 30, 2024. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Years Ended June 30,
	2023		2024			Variance
	RMB	%	RMB	$	%	%
Revenues:
Packaged tour service	81,038,722	52.5	33,391,854	4,594,872	72.7	(58.8)
Domestic	73,181,985	47.4	10,006,080	1,376,882	21.8	(86.3)
Oversea	7,856,737	5.1	23,385,774	3,217,990	50.9	197.7
Customized chartered bus service	63,654,231	41.3	10,730,641	1,476,586	23.4	(83.1)
Domestic	56,895,187	36.9	898,028	123,573	2.0	(98.4)
Oversea	6,759,044	4.4	9,832,613	1,353,013	21.4	45.5
Commute shuttle service	9,507,054	6.2	1,853,926	255,108	3.9	(80.5)
Domestic	9,507,054	6.2	1,853,926	255,108	3.9	(80.5)
Others	25,999	-	-	-	-	(100.0)
Domestic	25,999	-	-	-	-	(100.0)
Total revenues	154,226,006	100.0	45,976,421	6,326,566	100.0	(70.2)

Our revenues from packaged tour service decreased by 58.8% from RMB81,038,722 for the year ended June 30, 2023 to RMB33,391,854 ($4,594,872) for the year ended June 30, 2024, primarily attributable to the decrease of RMB63,175,905 ($8,693,294) in domestic market, partly offset by the increase of RMB15,529,037 ($2,136,867) in overseas market. The significant decrease of revenue in the domestic market was primarily attributed to the adjustment in our business strategy to focus more on packaged tour service in the overseas market, mainly due to (i) relatively lower gross margin rate of packaged tour service in domestic market compared to overseas market, mostly ranging from 2% to 4%; (ii) the difficulty of increasing return on investment in expanding the market share of domestic market particularly that is mainly comprised of middle and low-end consumer groups; (iii) the increasing demand for overseas tourism with the resumption of global communication and international flights in the post-epidemic eras. Therefore, for the commercial consideration of optimizing long-term financial indicators and adjusting brand positioning, we adjusted our business strategy to focus more on packaged tour service in the overseas market with a higher gross margin rate. The surge in revenue from in the overseas market was primarily attributable to approximately 440.6% growth in the number of customer orders, which is further explained by: (i) the expansion in collaboration scale with local agents to obtain more customer resources; (ii) the rapid development of North American market and the active expansion in Japan market, which contributed continuous revenue growth in the year ended June 30, 2024; (iii) as gradual recovery from the adverse impact of the COVID-19 such as quarantines and travel restrictions since December 2022, the demand of oversea tour presenting an increase trend; (iv) our ability to cater to different budgets and preferences, which we provided different types of packaged tour service by integrating the transportation, accommodation, entertainment, meals and tour guide resources; and (v) the pricing of our packaged tour service with creative itinerary route schedule service was more attractive to customers compared to average pricing of similar customized service. The growth rate of customer order number does not align with the revenues growth rate as sales price varies from different orders, which is subject to specific service contents of each order.

Our revenues from customized chartered bus service decreased by 83.1% from RMB63,654,231 for the year ended June 30,2023 to RMB10,730,641 ($1,476,586) for the year ended June 30, 2024, primarily attributable to the decrease of RMB55,997,159 ($7,705,466) in domestic market, partly offset by the increase of RMB3,073,569 ($422,937) in overseas market. The decrease of revenue in the domestic market was primarily attributed to the adjustment in our business strategy to focus more on customized chartered bus service in the overseas market, mainly due to (i) relatively lower gross margin rate of customized chartered bus service in domestic market compared to overseas market, mostly ranging from 4% to 13%; (ii) the difficulty of increasing return on investment in expanding the market share of domestic market particularly that is mainly comprised of middle and low-end consumer groups; (iii) the increased demand for overseas tourism with the resumption of global communication and international flights in the post-epidemic eras. Therefore, for the commercial consideration of optimizing long-term financial indicators and adjusting brand positioning, we adjusted our business strategy to focus more on customized chartered bus service in the overseas market with a higher gross margin rate. The surge in revenue from the overseas market was primarily attributable to approximately 86.8% growth in the number of customer orders, which is further explained by the rapid development of Asia market and North America market which contributed continuous revenue growth in the year ended June 30, 2024. The growth rate of customer order number does not align with the revenues growth rate as sales price varies from different orders, which is subject to specific service contents of each order. We also maintain long-term cooperation agreement with our fleet operators to ensure there is sufficient vehicles and drivers for business expansion.

In December 2022, China has declared to treat COVID-19 as Category B disease, and authorities dropped quarantine measures against people infected with coronavirus and stopped identifying close contacts or designating high-risk and low-risk areas. Moreover, on May 4, 2023, the WHO declared that COVID-19 was no longer a public health emergency of international concern. By the end of January 2024, China had signed visa-free agreements with 23 countries. As a result, we expect there will be a steady growth in oversea tourism demand in the long-term. Our high-end packaged tour service in overseas market with relatively higher gross margin is proved to be a new growth point in the operation result for the year ended June 30, 2024.

Our revenues from commuter shuttle service decreased by 80.5% from RMB9,507,054 for the year ended June 30, 2023 to RMB1,853,926 ($255,108) for the year ended June 30, 2024, primarily attributable to the termination in collaboration with two major customers and our strategic decision to downsize the operation of commuter shuttle service.

Cost of revenues

Our cost of revenues decreased by 72.9% from RMB145,998,264 for the year ended June 30, 2023 to RMB39,546,098 ($5,441,724) for the year ended June 30, 2024. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the Years Ended June 30,
	2023		2024			Variance
	RMB	%	RMB	$	%	%
Cost of revenues:
Packaged tour service	77,726,975	53.2	28,558,499	3,929,781	72.2	(63.3)
Domestic	71,287,056	48.8	9,652,591	1,328,241	24.4	(86.5)
Oversea	6,439,919	4.4	18,905,908	2,601,540	47.8	193.6
Customized chartered bus service	60,228,876	41.3	8,518,335	1,172,162	21.6	(85.9)
Domestic	54,609,169	37.5	782,788	107,715	2.0	(98.6)
Oversea	5,619,707	3.8	7,735,547	1,064,447	19.6	37.7
Commute shuttle service	8,042,413	5.5	2,469,264	339,781	6.2	(69.3)
Domestic	8,042,413	5.5	2,469,264	339,781	6.2	(69.3)
Others	-	-	-	-	-	N/A*
Domestic	-	-	-	-	-	N/A*
Cost of revenues	145,998,264	100.0	39,546,098	5,441,724	100.0	(72.9)

*N/A represents not applicable

Our cost of revenues for packaged tour service decreased by 63.3% from RMB77,726,975 for the year ended June 30, 2023 to RMB28,558,499 ($3,929,781) for the year ended June 30, 2024, primarily attributable to the decrease in cost related to fleet and tour operators, generally in line with our revenues form packaged tour service. Our cost of revenues for customized charted bus service decreased by 85.9% from RMB60,228,876 for the year ended June 30, 2023 to RMB8,518,335 ($1,172,162) for the year ended June 30, 2024, primarily attributable to the decrease in cost related to fleet operators, which was generally in line with the decrease in revenue from customized chartered bus service. Our cost of revenues for commuter shuttle service decreased by 69.3% from RMB8,042,413 for the year ended June 30, 2023 to RMB2,469,264 ($339,781) for the year ended June 30, 2024. The decrease was primarily attributable to the decrease in cost related to fleet operators.

Gross profit and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the Years Ended June 30,
	2023			2024
	RMB	Margin	%	RMB	$	Margin	%
Gross profit and margin
Packaged tour service	3,311,747	4.1%	40.3	4,833,355	665,091	14.5%	75.2
Domestic	1,894,929	2.6%	23.1	353,489	48,641	3.5%	5.5
Oversea	1,416,818	18.0%	17.2	4,479,866	616,450	19.2%	69.7
Customized chartered bus service	3,425,355	5.4%	41.6	2,212,306	304,424	20.6%	34.3
Domestic	2,286,018	4.0%	27.8	115,240	15,858	12.8%	1.7
Oversea	1,139,337	16.9%	13.8	2,097,066	288,566	21.3%	32.6
Commute shuttle service	1,464,641	15.4%	17.8	(615,338)	(84,673)	(33.2)%	(9.5)
Domestic	1,464,641	15.4%	17.8	(615,338)	(84,673)	(33.2)%	(9.5)
Others	25,999	100.0%	0.3	-	-	N/A* %	-
Domestic	25,999	100.0%	0.3	-	-	N/A* %	-
Total	8,227,742	5.3%	100.0	6,430,323	884,842	14.0%	100.0

*N/A represents not applicable

As a result of the foregoing, we recorded a gross profit of RMB8,227,742 and RMB6,430,323 ($884,842) for the years ended June 30, 2023 and 2024, respectively, representing a gross profit margin of 5.3% and 14.0%. The increase in the gross profit margin rate was primarily attributable to the increase in the proportion of gross profit from packaged tour service and customized chartered bus service with the higher margin rate among all revenue streams. The gross margin rate of packaged tour service and customized chartered bus service was approximately 14.5% and 20.6% for the year ended June 30, 2024, both of which showed increase compared to the prior year, which was primarily attributable to the revenue growth with higher margin rate in North America Market and Japan Market. The increase in the gross margin rate of our packaged tour service resulted from a strategic shift towards focusing on the overseas market with a higher gross margin rate. This shift led to an increase of 197.7% in the number of orders   from the overseas market for our packaged tour service. The rapid growth of these services has accumulated a steady customer base and increased our bargain power against suppliers to achieve cost-effective performance. We would continuously adjust pricing dynamically to ensure we have an edge in competitive pricing in similar service offerings as customers’ loyalty to our service offerings and preference to online order placement is gradually established. The gross profit margin rate on commute shuttle service was negative, mainly due to our active downsizing of the operation, which subsequently impacted our bargaining power with suppliers, resulting in a failure to reduce the cost of revenue in line with the decrease in revenue of commute shuttle service. We scaled down our operations of commute shuttle service to better concentrate our resources, optimize our structure, and respond to market changes. We would continuously seek new growth points to improve our gross margin.

Operating expenses

Our operating expenses decreased by 49.4% from RMB27,452,452 for the year ended June 30, 2023 to RMB13,897,808 ($1,912,402) for the year ended June 30, 2024, primarily due to the following:

Selling and marketing expenses

The following table sets forth a breakdown of our sales and marketing expenses by categories, expressed as an absolute amount and as a percentage of the total selling and marketing expenses, for the periods indicated.

	For the Years Ended June 30,
	2023		2024			Variance
	RMB	%	RMB	$	%	%
Sales and marketing expenses
Share-based compensation expenses	10,081,427	68.8	-	-	-	(100.0)
Staff cost	2,176,730	14.9	2,178,525	299,775	29.2	0.1
Depreciation expenses	688,580	4.7	1,953,903	268,866	26.2	183.8
Advertising expenses	1,198,214	8.2	2,389,652	328,827	32.0	99.4
Rental expenses	116,900	0.8	119,568	16,453	1.6	2.3
Entertainment expenses	135,911	0.9	525,513	72,313	7.0	286.7
Others	259,141	1.7	301,160	41,441	4.0	16.2
Total sales and marketing expenses	14,656,903	100.0	7,468,321	1,027,675	100.0	(49.0)

Our selling and marketing expenses decreased by 49.0% from RMB14,656,903 for the year ended June 30, 2023 to RMB7,468,321 ($1,027,675) for the year ended June 30, 2024, primarily due to a decrease of RMB10,081,427 ($1,387,251) in share-based compensation expenses as a result of the cancellation of 2022 Equity Incentive Plan on June 12, 2023, no such expenses were recorded for the year ended June 30, 2024 and was offset by (i) an increase of RMB1,265,323 ($174,114) in depreciation expenses due to the change in the use of the building from management office to client reception center since January 2023 and the related depreciation was charged to sales and marketing expenses instead of general and administrative expense since then; and (ii) an increase of RMB1,191,438 ($163,947) in advertising expenses for branding due to the need of business development.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses by categories, expressed as an absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated.

	For the Years Ended June 30,
	2023		2024			Variance
	RMB	%	RMB	$	%	%
General and administrative expenses
Share-based compensation expenses	3,388,065	32.5	-	-	-	(100.0)
Professional service expenses	3,380,389	32.4	2,446,078	336,592	48.1	(27.6)
Staff cost	1,964,820	18.8	1,793,064	246,734	35.2	(8.7)
Depreciation expenses	1,051,302	10.1	223,138	30,705	4.4	(78.8)
Office expenses	242,145	2.3	319,246	43,930	6.3	31.8
Rental expenses	172,635	1.7	107,611	14,808	2.1	(37.7)
Others	228,962	2.2	209,313	28,801	3.9	(8.6)
Total general and administrative expenses	10,428,318	100.0	5,098,450	701,570	100.0	(51.1)

Our general and administrative expenses decreased by 51.1% from RMB10,428,318 for the year ended June 30, 2023 to RMB5,098,450 ($701,570) for the year ended June 30, 2024, primarily due to (i) a decrease of RMB3,388,065 ($466,213) in share-based compensation expenses due to the cancellation of 2022 Equity Incentive Plan on June 12, 2023, and no such expenses recorded for the year ended June 30, 2024; (ii) a decrease of RMB934,311 ($128,565) in professional service expenses, as a result of the decrease in audit service fees and IPO listing advisory fees; (3) a decrease of RMB828,164 ($113,959) in depreciation expenses as the same reason explained in prior section for the increase of depreciation expenses related to sales and marketing expenses.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses by categories, expressed as an absolute amount and as a percentage of the total research and development expenses, for the periods indicated.

	For the Years Ended June 30,
	2023		2024			Variance
	RMB	%	RMB	$	%	%
Research and development expenses
Staff cost	2,501,395	105.7	860,477	118,406	64.7	(65.6)
Share-based compensation expenses	(588,506)	(24.9)	-	-	-	100.0
Technology service expenses	258,653	10.9	359,501	49,469	27.0	39.0
Others	195,689	8.3	111,059	15,282	8.3	(43.2)
Total research and development expenses	2,367,231	100.0	1,331,037	183,157	100.0	(43.8)

Our research and development expenses decreased by 43.8% from RMB2,367,231 for the year ended June 30, 2023 to RMB1,331,037 ($183,157) for the year ended June 30, 2024. The decrease was primarily attributable to a decrease of RMB1,640,918 ($225,798) in staff cost, as a result of the optimization in headcounts of our research and development personnel; and was offset by an increase of RMB588,506 ($80,981) in share-based compensation expenses due to the reverse of previous accrued expenses when forfeiture occurred, and the fact that the 2022 Equity Incentive Plan was also cancelled later in June 2023, thus no such expenses were recorded for the year ended June 30, 2024.

Total other income, net

Total other income, net increased from RMB1,842,295 for the year ended June 30, 2023 to RMB3,365,839 ($463,155) for the year ended June 30, 2024. The increase was primarily attributable to an increase of RMB2,005,269 ($275,934) in government grants; and was offset by an increase of RMB240,647 ($33,114) in interest expenses due to the increase of bank borrowings.

Income tax (expense)/benefit

We incurred income tax expense of RMB248,419 since our PRC subsidiary, Webus Travel Agency and our U.S. subsidiary, Wetour had taxable income for the year ended June 30, 2023. We incurred income tax benefit of RMB46,054 ($6,337) for the year ended June 30, 2024, mainly due to the effect of adjusting the net operating loss in previous periods.

Net loss

As a result of the foregoing, we recorded net loss of RMB17,630,834 and RMB4,055,592 ($558,067) for the years ended June 30, 2023 and 2024, respectively.

Non-GAAP Financial Measures

In evaluating the business, we consider and use adjusted operating loss and adjusted net loss, each a non-GAAP financial measure, in reviewing and assessing our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We define non-GAAP operating loss as operating loss excluding share-based compensation expenses, non-GAAP net loss as net loss excluding share-based compensation expenses. The table below sets forth a reconciliation of our operating loss to non-GAAP operating loss, our net loss to non-GAAP net loss for the years indicated below:

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	$
Operating loss	(19,224,710)	(7,467,485)	(13,373,241)	(1,866,833)
Adjusted for: Share-based compensation (net of tax effect of nil)	12,880,986	-	-	-
Non-GAAP operating loss	(6,343,724)	(7,467,485)	(13,373,241)	(1,866,833)
Net loss	(17,630,834)	(4,055,592)	(12,483,047)	(1,742,567)
Adjusted for: Share-based compensation (net of tax effect of nil)	12,880,986	-	-	-
Non-GAAP net loss	(4,749,848)	(4,055,592)	(12,483,047)	(1,742,567)

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains taxes. Additionally, upon payments of dividends by us to its shareholders, no Cayman withholding tax will be imposed.

British Virgin Islands

Our subsidiary,
Youbus International Limited, is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Youbus International Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by us to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

Our subsidiary, Webus Hongkong Limited, is incorporated in Hong Kong and is subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2,000,000 Hong Kong Dollar (
“
HKD
”
) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000,000 will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

Under the Enterprise Income Tax (
“
EIT
”
) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”). EIT grants preferential tax treatment to HNTEs at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Our subsidiary, Zhejiang Youba, obtained its HNTE status in December 2021, and was entitled to the preferential income tax rate of 15% for the calendar years ended December 31, 2021, 2022 and 2023. The HNTE certificate was expired in December 2024 and Zhejiang Youba did not renew this certificate any more. Thus, Zhejiang Youba did not enjoy the 15% preferential tax rate since
January 1, 2024.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended June 30, 2024 and 2025, all PRC subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates

United States

Our subsidiary, Wetour Travel Tech LLC is incorporated in the U.S.
and it
is subject to a combination of federal income tax rate of 21% and Delaware state income tax rate of 8.7%. Wetour Travel Tech LLC had no income from Delaware state for the years ended June 30, 2023, 2024 and 2025. As a result, Wetour Travel Tech LLC is merely subject to a federal income tax rate of 21% for the years ended June 30, 2023, 2024 and 2025.

Liquidity and Capital Resources

Our primary sources of liquidity have been through operational sources of cash and financing fund from banks and related parties. As of June 30, 2024, and 2025, we had cash and cash equivalents of RMB2,780,907 and RMB11,351,952 ($1,584,671) respectively.

Our liquidity is based on our ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations and capital expenditure. Our ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. We would also further consider financing from bank credit or shareholder capital injection to enhance capital turnover and liquidity position if necessary.

On February 28, 2025, we completed initial public offering, with gross proceeds amounting to RMB58,262,400 (equivalent to $8,000,000) before deducting underwriting commissions, expense allowances and other related expenses. We utilized these proceeds to fund the working capital requirements of its operations.

Historically, we obtained three lines of credit total amounting to RMB32,200,000 with maturity date ranging from September
5
, 2026 to September 7, 2027. As of June 30, 2025, our outstanding short-term borrowings were RMB30,000,000 with a maturity date ranging from August 21, 2025 to June 11, 2026, and long-term borrowings were RMB2,200,000 with a maturity date ranging from August 13, 2026 to August 31, 2026. Subsequently after repayment and renew al
of certain short-term borrowings, we have outstanding short-term borrowings of RMB19,500,000 as of the date of the report with a maturity date ranging from June 11, 2026 to September 3, 2026. We can continuously renew these borrowings within the unexpired credit limit. Thus, we would not incur a large amount of cash outflow due to the repayment obligation of short-term borrowings.

As of the date of issuance of the consolidated financial statements, RMB18,281,800 of receivables from third parties was collected. (See Note 3).

Note 1(d) to the financial statements discloses all of the matters of which we are aware that are relevant to our ability to continue as a going concern for a reasonable period of time (defined as the time within one year after the date that the financial statements are issued, or available to be issued, where applicable), including significant conditions and events. There is no approved plan for liquidation and liquidation is not being forced by any other party. As such, we believe that the going concern basis of accounting is appropriate.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB	$
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(4,758,992)	55,031	(58,7 31 ,3 77)	(8,198, 584)
Net cash used in investing activities	(795,635)	(1,470,287)	(1,045,640)	(145,966)
Net cash provided by financing activities	4,807,797	2,042,038	69,137,486	9,651,222
Effect of exchange rate changes on cash and cash equivalents	20,469	2,945	(7 89 ,4 24)	(110, 201)
Net change in cash and cash equivalents	(726,361)	629,727	8,571,045	1,196,471
Cash and cash equivalents at beginning of the years	2,877,541	2,151,180	2,780,907	388,200
Cash and cash equivalents at end of the years	2,151,180	2,780,907	11,351,952	1,584,671

Operating Activities

Net cash used in operating activities was RMB58,7
31
,3
77
($8,198,
584
) for the year ended June 30, 2025, which primarily reflected our net loss of RMB12,
483
,
047
($1,7
42
,
5
67) as mainly adjusted for depreciation and amortization of property and equipment of RMB2,218,894 ($309,746),
and
amortization of right-of-use assets of RMB244,706 ($34,160). Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB4
7
,
223
,
077
($
6
,
592
,
087
) in prepaid expenses and other assets, mainly due to higher receivables from third parties and prepaid service fees, (ii) a decrease of RMB934,085 ($130,393) in deferred revenue
,
(iii)
a decrease of RMB369,181(
$
51,536) in accounts payable mainly due to the timely payment, (iv)
a decrease of RMB
300,929
($
42
,
008
)
in accrued expenses and other current liabilities,
(
v
)
a decrease of RMB180,135
($
25
,
146
)
in lease liabilities mainly due to t
he
lease
payment
, (vi) an increase of RMB168,504
($
23
,
522) in amounts due from related parties mainly due to
pre
payment
s to Chongqing Zijin
Huangcheng
for
marketing
services
and was partially offset by a decrease of RMB525,606 ($73,372) in accounts receivable, mainly due to the decrease in unsettled orders.

Net cash provided by operating activities was RMB55,031 for the year ended June 30, 2024, which primarily reflected our net loss of RMB4,055,592 as mainly adjusted for depreciation and amortization of property and equipment of RMB2,187,449, amortization of right-of-use assets of RMB281,066, and loss on disposal of property and equipment of RMB10,458. Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB1,755,688 in deferred revenue mainly due to the increased orders with prepayments from customers for overseas tour service, (ii) an increase of RMB584,700 in accrued expenses and other current liabilities mainly due to the increase of advertising expenses payable and refundable security deposits, (iii) a decrease of RMB307,294 in prepaid expenses and other current assets mainly due to the decrease in prepaid payments to suppliers; and was partially offset by (i) an increase of RMB588,929 in accounts receivable due to the increase in unsettled orders on the third-party travel platform, (ii) a decrease of RMB285,225 in lease liabilities mainly due to the payment for lease expenses and (iii) an increase of RMB111,341 in amounts due from a related party, due to the increase of travel service payments collected through Zheng Nan’s fund account on a digital payment platform Zelle.

Net cash used in operating activities was RMB4,758,992 for the year ended June 30, 2023, which primarily reflected our net loss of RMB17,630,834 as mainly adjusted for share-based compensation of RMB12,880,986, depreciation and amortization of property and equipment of RMB1,792,256 and amortization of right-of-use assets of RMB263,898. Adjustment for changes in operating assets and liabilities primarily consisted of (i) a decrease of RMB3,596,797 in accounts payable due to timely payments; (ii) a decrease of RMB1,278,805 in deferred revenue, a decrease of RMB352,234 in accrued expenses and other current liabilities and (iii) a decrease of RMB210,121 in lease liabilities; and partially offset by (i) a decrease of RMB2,769,371 in accounts receivable; (ii) a decrease of RMB475,113 in prepaid expenses and other current assets, primarily due to the enhanced management on receivables collection and (iii) an increase of RMB128,175 income tax payable.

Investing Activities

Net cash used in investing activities for the year ended June 30, 2025 was RMB1,045,640 ($145,966) primarily attributable to (i) purchase of short-term investments of RMB18,
312
,
616
($2,5
56
,
343
), (ii) the loans to related parties of RMB6,800,000 ($949,243), (iii) the expenditure on furniture for our client reception center of RMB149,439 ($20,861), and net off by (i) the redemption of short-term investments of RMB17,
416
,
415
($2,
431
,
238
) and (ii) the collection from loans to related parties of RMB6,800,000 ($949,243).

Net cash used in investing activities for the year ended June 30, 2024 was RMB1,470,287 primarily attributable to (i) the expenditure on property improvement for our client reception center and the purchase of a vehicle of RMB1,470,287, (ii) the purchase of short-term investments of RMB523,000, (iii) the loan to a related party of RMB400,000, and net off by (i) the redemption of short-term investments of RMB523,000 and (ii) the collection from loan to a related party of RMB400,000.

Net cash used in investing activities for the year ended June 30, 2023 was RMB795,635 primarily attributable to the expenditure on property improvement for our client reception center.

Financing Activities

Net cash provided by financing activities for the year ended June 30, 2025 was RMB69,137,486 ($9,651,222), primarily attributable to (i) proceeds from issuance of common shares pursuant to IPO, net of issuance cost, of RMB50,648,640 ($7,070,278), (ii) proceeds from short-term borrowings with banks of RMB37,000,000 ($5,165,001), and (iii) proceeds from loans from a related party of RMB3,030,000 ($422,972), partially offset by (i) the repayments of short-term borrowings with banks of 17,000,000 ($2,373,108), (ii) the repayment of loans from
a
related part
y
of RMB3,030,000 ($422,972), and (iii) the payments for deferred offering cost of RMB1,511,154 ($210,949).

Net cash provided by financing activities for the year ended June 30, 2024 was RMB2,042,038, primarily attributable to (i) proceeds from short-term borrowings with banks of RMB10,000,000, (ii) proceeds from long-term borrowings with banks of RMB2,200,000 and (iii) proceeds from an interest-free loan from a related party of RMB300,000, partially offset by (i) the repayments of short-term borrowings with banks of 10,000,000, (ii) the repayments of the interest-free loan from a related party of RMB300,000, and (iii) an increase of RMB157,962 in deferred offering cost.

Net cash provided by financing activities for the year ended June 30, 2023 was RMB4,807,797, primarily attributable to (i) proceeds from short-term borrowings with banks of RMB13,000,000 and (ii) proceeds from short-term borrowings with a third party of RMB3,000,000, partially offset by (i) the repayments of short-term borrowings with banks of RMB3,000,000, (ii) repayments of short-term borrowings with a third party of RMB3,000,000 and (iii) an increase of RMB5,192,203 in deferred offering cost.

Capital Expenditures

We had capital expenditures of RMB795,635, RMB1,470,287 and RMB149,439 ($20,861) for the years ended June 30, 2023, 2024 and 2025 mainly for vehicles, office equipment and property improvement.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025:

	Payment due to schedule
	Total	Less than 1 year	1-3 years	4-5 years
Office rental	221,765	221,765	-	-
Bank borrowings	32,200,000	30,000,000	2,200,000	-
Installment payment payable for Vehicles	414,400	134,400	280,000	-

Operating lease agreements represent non-cancellable operating leases for our office space.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2025.

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates. Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. For the year ended June 30, 2025, we identified no critical accounting estimates in the preparation of our financial statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report:

Name	Age	Position(s)
Zheng Jiahua	51	Chairman of the Board and Director
Zheng Nan	24	Chief Executive Officer, interim Chief Financial Officer, and Director
Chen Yizhou	41	Co-Chief Operating Officer
He Wenxin	30	Co-Chief Operating Officer
Liu Yili (1)(2)(3)	37	Independent Director and Chair of Nominating and Corporate Governance Committee
Ken He (1)(2)(3)	44	Independent Director and Chair of Audit Committee
Tsang Hing Hang Bern (1)(2)(3)	45	Independent Director and Chair of Compensation Committee
Wu Chunyun*	50	General Manager of Youba Tech

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

*	Disclosed as the key employee and not as the executive officer or director of Webus

Zheng Jiahua, Chairman of the Board of the Directors of the Company (the “Board”)

Mr. Zheng Jiahua has been the Chairman of the Board since Webus inception. He is the founder of the VIE and its subsidiary. Prior to founding the VIE, between 2011 and 2018, Mr. Zheng was the chairman of the board of Huzhou Xinhanrui Real Estate Co., Ltd., a company engages in real estate investment, where he was in charge of the company’s development strategies. Mr. Zheng has over 30 years of business experience with extensive resources both locally and regionally. He is particularly well versed in business strategies, corporate and government relations and crisis management. Mr. Zheng received his high school diploma from Yuhuang Huanghu High School in 1991. Mr. Zheng Jiahua is the father of our CEO Mr. Zheng Nan.

Zheng Nan, Chief Executive Officer, interim Chief Financial Officer, and Director

Mr. Zheng Nan has been the CEO of Webus since February 2023 and interim CFO since June 2025. He accepted the appointment as the director of Webus on February 26, 2025. Mr. Zheng has been the CEO of the VIE since January 2021 and is responsible for the VIE’s operation, product offerings and management. From June 2019 to March 2020, Mr. Zheng was the Chief Operating Officer of Uway Inc., a college student career service platform he founded in June 2019 when he was about to start college. Uway Inc. built the “Linker” platform to provide flexible employment information for students on campus. Mr. Zheng completed his middle school in China and received his high school diploma in the United States. He obtained a bachelor’s degree at Babson College in Wellesley, Massachusetts. His education in the United States, entrepreneur endeavor and extensive global traveling experience enable him an in-depth understanding of packaged tour service and customized chartered bus service. Mr. Zheng Nan is the son of our Chairman Mr. Zheng Jiahua.

Wu Chunyun, General Manager of Youba Tech

Mr. Wu Chunyun has been appointed as the General Manager of the VIE in August 2019 and is responsible for the company’s day-to-day operation and technology innovation. From July 2017 to August 2019, Mr. Wu served as CEO of Zhejiang Yinuo Technologies Co., Ltd., a one-stop chartered bus service provider. He oversaw the company’s product design and strategic development. Mr. Wu started his career at Alcatel-Lucent (formerly known as Lucent Technologies) and has extensive experience in digitalization and developing SaaS++ platforms. Mr. Wu received his bachelor’s degree in Radio Engineering and Wireless Communication from the Beijing University of Posts and Telecommunications in July 1996.

Chen Yizhou, Co-Chief Operating Officer

Mr. Chen Yizhou has been the Co-COO of Webus since February 2023. Mr. Chen has been the co-COO of the VIE since November 2020. From March 2016 to March 2020, Mr. Chen was the project manager and regional business manager of Zhejiang Hengsheng Changyun Technology Co., Ltd., an online transportation platform, where he was responsible for the company’s passenger transportation business. From July 2009 to March 2016, Mr. Chen was the Division Chief of Marketing Department of gotobus.com’s China Region. Gotobus.com is an online inter-city bus ticket booking platform serving the United States, Mexico, Canada and Europe. Mr. Chen received his bachelor’s degree in accounting from Dongguk University in the Republic of Korea. Mr. Chen has over 15 years of experience in bus transportation industry and has great resources in CMS and tourism industry.

He Wenxin, Co-Chief Operating Officer

Mr. He Wenxin has been the Co-COO of Webus since February 2023. Mr. He has been the co-COO of the VIE since June 2021. From September 2017 to August 2020, he was the general manager and sales manager of Hangzhou office of Shenzhen Kuaibangxing Technology Co., Ltd. The company is headquartered in Seattle, Washington with offices in Beijing and Hangzhou, offering SaaS ++ platform to small and medium sized travel agencies. Mr. He received his bachelor’s degree in international trade from Zhejiang Sci-Tech University Science and Art College.

Liu Yili, Independent Director and Chair of Nominating Committee

Ms. Yili Liu has been our independent director and the Chair of Nominating and Corproate Governance Committee since September 19, 2025. Ms. Liu has managerial experience in overseas business operations and client engagement. Since September 2021, Ms. Liu has been a manager at Shenzhen Feisoo Innovation Technologies Co., Ltd. (Wuhan Branch), focusing on client engagement and business development in overseas markets. From December 2016 to July 2021, she served as a manager at Shenzhen Xingkeqi Innovation Technology Co., Ltd., where she was responsible for certain of the company’s overseas e-commerce operations. Ms. Liu received her master’s degree in Italian Language and Culture for Foreigners from the University of Bologna in July 2016.

Ken He, Independent Director and Chair of Audit Committee

Mr. Ken He has more than 20 years of experience in the financial and accounting field. Mr. He has been our independent director and the Chair of Audit Committee since February 26, 2025. He has also been serving as an independent director of the board of directors, chairman of audit committee and chairman of remuneration and appraisal committee of Fantawild Holdings Inc., a public company listed on the National Equities Exchange and Quotations of China (Ticker: 834793), since May 2022; an independent director of the board of directors, chairman of audit committee and chairman of nominating committee of 4399 Network Co., Ltd. since May 2022; an independent director of the board of directors of Moli Media Inc. since March 2021; and an independent director of the board of directors of Guangdong Sanyi Pharmaceutica Electronic Transaction Management Co., Ltd. since February 2020. Mr. He served as an independent director of the board of directors and chairman of audit committee of Hailiang Education Group Inc. from June 2015 to September 2022 and its chairman of special committee from February 2022 to September 2022. From June 2020 to November 2021, he served as independent director of the board of directors and chairman of audit committee of Ebang International Holdings Inc., a public company listed on Nasdaq (ticker: EBON). Mr. He is experienced and familiar with Chinese accounting standards, Hong Kong accounting standards, Australian accounting standards, international accounting standards and US GAAP, as well as the differences among them. Mr. He obtained a bachelor’s degree in management, majoring in accounting from Sun Yat-Sen University and obtained a master’s degree in applied finance from Macquarie University in 2003 and 2007, respectively. Mr. He is a Certified Public Accountant in US since March 2013, he also holds a Certified Public Accountant designation from the Chinese Institute of CPA since November 2007, a Certified Public Accountant designation from the Hong Kong Institute of CPA since May 2013, a Certified Practicing Accountant designation from the CPA Australia since February 2009, a Chartered Accountant designation from CA Australia and New Zealand since November 2023, and a Chartered Financial Analyst designation from the CFA Institute since September 2009.

Tsang Hing Hang Bern, Independent Director and Chair of Compensation Committee

Mr. Tsang has been our independent director and the Chair of Compensation Committee since Septermber 19, 2025. Mr. Tsang has been a director of Fruitful Food & Beverage Company Limited since 2000 and has served as a director of Ashita International (Hong Kong) Limited since 2018. He was the Supply Chain Director of Sendo Pacific (HK) Ltd. from 2017 to 2020 and has served as Production Manager of Million (Far East) Limited since 2021. Mr. Tsang received a Higher Diploma in Food Science and Technology from the Hong Kong Technical College (Chai Wan) in July 1998..

Employment Agreements, Director Agreements and Indemnification Agreements.

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a fixed term and is renewable upon thirty-day notice to the Company by the executive officer. The executive officers are entitled to a fixed salary and social security benefits and other company benefits.

We may terminate an executive officer’s employment if (i) the executive officer is incapacitated by disease or non-worked-related injuries; (ii) he/she is incompetent to perform his/her obligations after professional training and position adjustment; and (iii) there is material change that makes it impossible to continue employment agreement. Such termination shall take effect 30 days after the delivery of the notice of termination by the Company and payment of extra one month’s salary. We may also terminate an executive officer’s employment for cause, at any time, without notice or remuneration, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, or non-competition agreements with the Company.

An executive officer may voluntarily terminate his/her employment for any reason and such termination shall take effect 30 days after the receipt by Company of the notice of termination. An executive officer may also terminate his/her employment for cause if the Company (i) failed to pay his/her salary or social security contribution in full; (ii) material breach of any term of the employment agreement; and (iii) committed fraud or coercion to force the executive officer to enter into the employment agreement.

During the fiscal years ended June 30,
2023,
2024 and 2025, we paid an aggregate of RMB1,248,513,
RMB1,115,035 and RMB1,099,867, respectively, in cash to our directors and executive officers. The VIE and its subsidiary are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

We plan to enter into director agreements with each of our independent directors which agreements set forth the terms and provisions of their engagement.

In addition, we plan to enter into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our A&R memorandum and articles of association.
Family Relationships

Mr. Zheng Jiahua, our Chairman, is the father of Mr., Zheng Nan, our CEO. Except for the foregoing family relationship, there are no family relationships among our other directors or executive officers.

B.	Compensation

Overview

The following table shows the compensation paid by us for the years ended June 30,
2023,
2024 and 2025.

			Equity	All Other
Name/principal position	Year	Salary	Compensation	Compensation	Total Paid
Zheng Jiahua / Chairman	2023	¥308,075	¥-	¥-	¥308,075
	2024	¥304,800	¥-	¥-	¥304,800
	2025	¥316,800	¥-	¥-	¥316,800

Zheng Nan / CEO and interim CFO	2023	¥339,160	¥-	¥-	¥339,160
	2024	¥92,712	¥-	¥-	¥92,712
	2025	¥163,412	¥-	¥-	¥163,412

Wang Shijie / former CFO*	2023	¥148,569	¥-	¥-	¥148,569
	2024	¥181,786	¥-	¥-	¥181,786
	2025	¥163,919	¥-	¥-	¥163,919

Chen Yizhou / Co-COO	2023	¥268,130	¥-	¥-	¥268,130
	2024	¥242,025	¥-	¥-	¥242,025
	2025	¥189,908	¥-	¥-	¥189,908

He Wenxin / Co-COO	2023	¥148,578	¥-	¥-	¥148,578
	2024	¥293,712	¥-	¥-	¥293,712
	2025	¥265,828	¥	¥	¥265,828

Ken He / independent director	2023	¥-	¥-	¥-	¥-
	2024	¥-	¥-	¥-	¥-
	2025	¥-	¥-	¥-	¥-

Tsang Hing Hang Bern/ independent director	2023	¥-	¥-	¥-	¥-
	2024	¥-	¥-	¥-	¥-
	2025	¥-	¥-	¥-	¥-

Liu Yili/ independent director	2023	¥-	¥-	¥-	¥-
	2024	¥-	¥-	¥-	¥-
	2025	¥-	¥-	¥-	¥-

Wu Xin/ former independent director	2023	¥-	¥-	¥-	¥-
	2024	¥-	¥-	¥-	¥-
	2025	¥-	¥-	¥-	¥-

Yu Zhen/ former independent director	2023	¥-	¥-	¥-	¥-
	2024	¥-	¥-	¥-	¥-
	2025	¥-	¥-	¥-	¥-

* Resigned in June 2025

Share Incentive Plans

On January 20, 2022, the shareholders of Youba Tech, who are also the shareholders of the Company, approved the 2022 share incentive plan (the “2022 Plan”) to grant an aggregate of 470,000 restricted stock units (“RSUs”) at a unit purchase price of RMB1.00 to qualified management and employees in order to retain and motivate the management team and core employees to improve the Group's ability to create value and long-term competitiveness. In June 2023, we have terminated the 2022 Plan.

These RSUs were considered as non-vested shares under the definition of ASC 718-10-20 and subject to service condition, that is the grantees are required to provide services during the vesting period. Upon termination of employment in the form of resignation or dismissal due to incompetence or violation of company rules and regulations, the unvested restricted shares are forfeited. The Group accounts for forfeitures as a reduction of stock-based compensation expense when the forfeiture occurs.

On June 12, 2023, the unvested RSUs among 470,000 RSUs in aggregate granted under 2022 Equity Incentive Plan is resolved, as an ordinary resolution, that the cancellation of 2022 Equity Incentive Plan is approved by the Board of Directors of the Company. For the unvested RSUs, the requisite service is expected to be rendered. The Company considered it as a repurchase for no consideration and all remaining unrecognized compensation cost should be recognized on the cancellation date.

On October
30
, 2025, our board of directors adopted, subject to approval by our shareholders, the 2025 share incentive plan (the “2025 Plan”), to provide for the grant of a variety of share-based awards, including share options, restricted shares, restricted share units and other types of share-based awards, as may be determined by the Compensation Committee or the Board of Directors. The maximum number of ordinary shares that may be issued under the 2025 Plan is 3,300,000 ordinary shares of the Company, par value $0.0001 each, subject to adjustment in the event of share splits, recapitalizations or similar events.

As of the date of this report, no awards have been granted under the 2025 Plan.

C.	Board Practices

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future; and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles. We have the right to seek damages where certain duties owed by any of our directors are breached. Our directors have all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
105

•	declaring dividends and distributions;
•	appointing officers and determining the term of office of the officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company;
•	approving the transfer of shares in our company, including the registration of such shares in our share register; and
•	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.
Our company has the right to seek damages if certain duties owed by our directors are breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and the shareholders voting by ordinary resolution and may be removed by the Board. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders.  A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or, in the opinion of a registered medical practitioner by whom he is being treated, he becomes physically or mentally incapable of acting as a Director.

Board of Directors and Committees

Our Board currently consists of five directors. We have also established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees of the Board has the composition and responsibilities described below. We have determined that Ken He, Liu Yili, and Tsang Hing Hang Bern will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Each Committee’s members and functions are described below.

Audit Committee

Ken He, Liu Yili, and Tsang Hing Hang Bern are members of our Audit Committee and Ken He is the Chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees. We have determined that Ken He upon his appointment as an independent director will possess the accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:
•	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;
•	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;
•	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;
106

•
review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;
•	review and approve in advance any proposed related-party transactions and report to the full Board on any approved transactions; and
•
provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and make recommendations to the Board regarding corporate governance issues and policy decisions.

Compensation Committee

Tsang Hing Hang Bern, Ken He, and Liu Yili are members of our Compensation Committee and Tsang Hing Hang Bern is the Chairman.  All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted and approved a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee is responsible for, among other things:
•	To approve compensation principles that apply generally to Company employees;
•
To make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as
“
Say on Pay Votes
”
(Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

•	To administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company ’ s incentive compensation plans and equity-based plans;
•	To select a peer group of companies against which to benchmark/compare the Company ’ s compensation systems for principal officers elected by the board of directors;
•	To annually review the Company ’ s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;
•	To determine and oversee share ownership guidelines and share option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;
Nominating and Corporate Governance Committee

Liu Yili, Ken He, and Tsang Hing Hang Bern are members of our Nominating and Corporate Governance Committee and Liu Yili is the Chairwoman. All members of our Nominating and Corporate Governance Committee are qualified as “independent” under the current definition promulgated by Nasdaq. We have adopted a charter for the Nominating and Corporate Governance Committee. In accordance with its charter, the Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

The Nominating and Corporate Governance Committee is responsible for, among other things:

•
Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

•	Recommend directors for appointment to Board committees;
•	Make recommendations to the board of directors as to determinations of director independence;
•	Oversee the evaluation of the board of directors;
•	Make recommendations to the board of directors as to compensation for the Company’s directors; and
•	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company

Director Independence
Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, it is determined that Ken He, Tsang Hing Hang Bern and Liu Yili are “independent directors” as defined by Nasdaq.

D.	Employees

See the
Item 4. Information on the Company — B. Business Overview — Employees.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

The calculations in the table below are based on 22,000,000 Ordinary Shares issued and outstanding as of the date of this report.

	Beneficial Ownership
	Number of Shares	Percentage of Shares
Directors and Executive Officers:
Zheng Jiahua	8,151,600	37.05%
Zheng Nan	8,148,000	37.04%
Chen Yizhou	-	-
He Wenxin	-	-
Tsang Hing Hang Bern	-	-
Ken He	-	-
Liu Yili	-	-
5% or Greater Shareholders:
Micava Co., Ltd.	8,151,600	37.05%
Annan Tech Co., Ltd.	8,148,000	37.04%

(1) Unless otherwise indicated, the business address of each of the individuals is 25/F, UK Center, EFC, Yuhang District, Hangzhou, China 311121.

(2) The number of Ordinary Shares beneficially owned represents 8,151,600 Ordinary Shares held by Micava Co., Ltd., a British Virgin Islands company, which is 100% owned by Zheng Jiahua. The registered address of Micava Co., Ltd. is Intershore Chambers, Road, Town, Tortol, British Virgin Islands.

(3) The number of Ordinary Shares beneficially owned represents 8,148,000 Ordinary Shares held by Annan Tech Co., Ltd., which is 100% owned by Zheng Nan. Annan Tech Co., Ltd. is a British Virgin Islands company. The registered address of Annan Tech Co., Ltd. is Intershore Chambers, Road, Town, Tortola, British Virgin Islands.
None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our best knowledge, as of June 30, 2025, we had 22,000,000 ordinary shares issued and outstanding, among which approximately 17.32% of those ordinary shares are held in the U.S. under CEDE & CO. The number of beneficial owners of our ordinary shares in the U.S. is likely much larger.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Pursuant to Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608, the Company adopted a Clawback Policy providing that the Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation from any “Executive Officer” (as such term is defined in Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608) in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

During the fiscal year ended June 30, 2025, the Company was not required to recoup any compensation awarded under the Clawback Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are required by the Companies Act to keep a register of our shareholders. Under Cayman Islands law, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in the register of members. The register of members therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The register of members generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares.
See
“
Item 6.E. — Share Ownership”
for a description of our major shareholders.

B.	Related Party Transactions

The table below sets forth the major related parties that had transaction with the Group, and their relationships with the Group as of June 30, 2023, 2024, and 2025:

No.	Name of Related Parties	Relationships
1	Zheng Nan	Chief Executive Officer and interim Chief Financial Officer
2	Zheng Jiahua	Chairman of the Board of Directors
3	Hangzhou Yinuo Technology Co., Ltd.	Entity controlled by shareholders
4	Chongqing Zijing Huangcheng International Co., Ltd. Hangzhou Branch ( “ Chongqing Zijin Huangcheng ” )	Entity controlled by Zheng Nan’s immediate family
(a)	The Group entered into the following transactions with related parties:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Nature
Loan s from a related party
Zheng Jiahua	-	300,000	3,030,000
Repayment of loan from a related party
Zheng Jiahua	-	300,000	3,030,000
Loan s to related parties
Zheng Jiahua	-	400,000	500,000
Zheng Nan	-	-	6,300,000
Collection from loan s to related parties
Zheng Jiahua	-	-	500,000
Zheng Nan	-	400,000	6,300,000
A mount received on behalf of the Group
Zheng Nan	-	111,341	191,820
Collection of accounts receivable on behalf of the Group
Zheng Nan	-	-	223,316
Information marketing services procured from a related party
Chongqing Zijin Huangcheng	-	-	255,000
(b)	The Group had the following balances with related parties:
	As of June 30,
	2023	2024	2025
	RMB	RMB	RMB
Amount due to related parties:
Zheng Nan (1)	-	111,341	79,845
Chongqing Zijing Huangcheng (2)	-	-	200,000
Total	-	111,341	279,845

(1)	The balance represented the travel service payments received through the platform fund account on Zelle, a digital payment platform, held by Mr. Zheng Nan, the Chief Executive Officer of the Group.
(2)	The balance represented the prepayments to Chongqing Zijin Huangcheng for marketing services.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We currently have no plans to declare or pay any dividends in the near future on our Ordinary Shares. We are an exempted company incorporated in the Cayman Islands. We may rely on the dividends and other distributions to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. Our subsidiaries are subject to the laws and regulations applicable to them and their articles of association in declaring and paying dividends to us. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors - Risks Related to Our Business - We may rely on dividends to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, if needed in the future. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” We currently are subject to restrictions on our ability to pay dividends. Were we able to declare dividends, such dividends could only be paid by us out of our distributable profits (that is, our accumulated realized profits less our accumulated realized losses) or other distributable reserves, as permitted under Cayman Islands law. Dividends cannot be paid out of our share capital. To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations. See “Description of Share Capital.” Dividends must be paid in accordance with the procedures and requirements specified in our Articles of Association. When recommending dividends, our directors must act in the general interest of all classes of shareholders and must not favor any one class at the expense of another in accordance with Cayman Islands law. The payment and the amount, form and frequency of any future dividends will depend on our results of operations, cash flows, financial condition, statutory, regulatory and contractual restrictions on the payment of dividends by us, future prospects and other factors that our directors may consider relevant. Our board of directors has discretion as to whether to distribute dividends and determine new dividend policies, subject to certain requirements of Cayman Islands law. Holders of our Ordinary Shares will be entitled to receive dividends pro rata according to the amounts of the Ordinary Shares they own.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Not Applicable.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are currently traded on the Nasdaq Capital Market.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our A&R memorandum and articles of association, as amended and restated from time to time, and the Companies Act and the common law of the Cayman Islands.

As of the date of this Report, our authorized share capital is $50,000 divided into 500,000,000 Ordinary Shares, par value of $0.0001 each. As of the date of this report, 22,000,000 Ordinary Shares are issued and outstanding.

Our
A&R memorandum and articles of association
became effective on February 26, 2025.

The following are summaries of material provisions of our A&R memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

The following description of our share capital and provisions of our A&R memorandum and articles of association are summaries and are qualified by reference to the A&R memorandum and articles of association. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this report forms a part.

Under our A&R memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

Dividends

Subject to the provisions of the Companies Act and any rights and restrictions of any other class or series of shares and in accordance with the A&R memorandum and articles of association: our board of directors may, from time to time, declare dividends or distributions on the shares issued and authorize payment of the dividends out of our lawfully available funds; and our shareholders may by, ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Dividends may be declared and paid out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the Directors determine is no longer needed. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, the Board may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Act, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. “Share premium account,” represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

No dividend shall bear interest against the Company.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

Voting Rights

The holders of our Ordinary Shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution. If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.
At any general meeting of the Company, shareholders may participate in person, by proxy or by telephone or other electronic means.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a simple majority of the shareholders who, being entitled to do so, attend and vote at a general meeting of the company; and (ii) a resolution is deemed to be a special resolution where it has been approved by either (i) at least two-thirds (or any higher threshold specified in a company's articles of association) of a company's shareholders who attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders. Under Cayman Islands law, some matters, such as amending the memorandum and articles, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the A&R memorandum and articles of association of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Winding Up; Liquidation

Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the Ordinary Shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Ordinary Shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The shareholders may, subject to our post-offering amended and restated memorandum and articles of association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)       to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)       to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. No shareholder shall be entitled to vote at any general meeting unless all calls or other sums payable by such shareholder have been paid. Our board of directors may deduct from a dividend or any other amount payable to a person in respect of an ordinary share any amount due by that person to the Company on a call or otherwise in relation to an ordinary share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and
(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the A&R memorandum and articles of association.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the A&R memorandum and articles of association) and, within 14 clear days of the date on which the notice is deemed to be given under the A&R memorandum and articles of association, such notice has not been complied with.

Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption and Purchase of Ordinary Shares

Subject to the provisions of the Companies Act and other applicable law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)
issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)
with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding and (c) unless the manner of purchase (if not so authorized under the articles of association) has first been authorized by a resolution of our shareholders.

In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

No Preemptive Rights

Holders of Ordinary Shares will have no pre-emptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares

If at any time the share capital is divided into different classes of shares, all or any of the special rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act and the A&R memorandum and articles, be modified or abrogated with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without (a) the shareholders holding two thirds of the issued shares in that class consenting in writing to the variation; or (b) the variation being made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued shares in that class by a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Issuance of Additional Shares

Our A&R memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. The board of directors is empowered to designate and issue from time to time one or more classes and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our Ordinary Shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings. The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the A&R memorandum and articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. At least 5 clear days’ notice of an extraordinary general meeting and 5 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors. Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice. A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting. If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors. The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

Anti-Takeover Provisions

Some provisions of our A&R memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such shares without any further vote or action by our shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our A&R amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection to the public;
•	does not have to hold an annual general meeting;
116

•	may issue shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently comply with the Nasdaq Rules in lieu of following home country practice. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders.
Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, and, a statement of the shares held by each member, which:

o	distinguishes each share by its number (so long as the share has a number);
o	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;
o	confirms the number and category of shares held by each member; and
o	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified. The Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.
C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this section, “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

There are no governmental laws, decrees, regulations, or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares. There is no limitation imposed by the laws of the Cayman Islands or in our amended and restated articles of association currently in effect on the right of non-residents to hold or vote shares.

E.	Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Allbright Law Offices, our PRC counsel.

Cayman Islands Taxation

Under the law of the Cayman Islands as currently in effect, a holder of the securities who is not a resident of the Cayman Islands is not liable for Cayman Islands tax on dividends paid with respect to the securities and all holders of the securities are not liable to the Cayman Islands for tax on gains realized during that year on the sale or disposal of such Ordinary Shares. The Cayman Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the Companies Act.

There are no capital gains, gift or inheritance taxes levied by the Cayman Islands on companies incorporated under the Companies Act. In addition, shares of companies incorporated under the Companies Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands or between China and the Cayman Islands.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and has received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (Revised), the following undertaking may be given to the Company:

1.	That no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
2.1	On or in respect of the shares, debentures or other obligations of the Company; or
2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (Revised).
These concessions shall be for a period of 20 years from the date of the relevant certificate issued by the Financial Secretary of the Cayman Islands.

People’s Republic of China Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See
“Dividend Policy.”

We are an exempt company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.
Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Webus does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Webus and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Webus, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Webus and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because AllBright Law Offices, our PRC counsel, believes that it is possible but highly unlikely that the Company and its offshore subsidiaries would be treated as a “resident enterprise” for PRC tax purposes because they do not meet some of the conditions outlined in SAT Notice 82. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the report. Therefore, it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.
119

See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our company pays an EIT rate of 25% for WFOE. Any gain or loss recognized by you generally will be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the tax treaty between the United States and PRC, you may elect to treat such gain as PRC source gain under such treaty and, accordingly, you may be able to credit the PRC tax against your United States federal income tax liability.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting shares, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchased Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income for such taxable year is passive income; or
•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our initial public offering is generally considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the offering) on any particular quarterly testing date for purposes of the asset test.
121

We must make a separate determination each year as to whether we are a PFIC. Given the amount of cash we raised in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for subsequent taxable years, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raised in our initial public offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts

(including the market price of our Ordinary Shares from time to time and the amount of cash we raised from our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
•
the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•
the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first two fiscal quarters. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The SEC also maintains a website at
http://www.sec.gov
that contains reports and other information that we file with or furnish electronically with the SEC. Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices, which are located at 25/F, UK Center, EFC, Yuhang District Hangzhou, China 311121.

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in Renminbi amounted to RMB1,210,695 and RMB
6,027,789
($
841,447
) as of June 30, 2024 and 2025, respectively.

Substantially all of our revenues, purchases and expenditures are denominated in RMB and U.S dollar. Changes in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in Renminbi terms.
Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30,
2023,
2024 and 2025.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

We issued to the representative of underwriters of our initial public offering warrants exercisable at a price equal to 125% of the initial public offering price of the Ordinary Shares to purchase 7% of the aggregate number of Ordinary Shares sold in our initial public offering.

None of the warrants have been exercised as of the date of this Report.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

As a Company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In the course of preparing and auditing our consolidated financial statements included elsewhere in this report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. The material weaknesses identified relates to: (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; (ii) our lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

We have implemented and plan to implement a number of measures to address these two material weaknesses:
•
We are in the process of establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues, and we added additional professionals for our financial reporting team in 2023;

•	We hired a consulting firm with U.S. GAAP experience to strengthen our financial reporting function;
•
We are continuing to further expedite and streamline our reporting process and develop our U.S. GAAP and SEC reporting process to allow early detection, prevention and resolution of potential financial reporting and U.S. GAAP issues, and have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirement.

•
We are strengthening the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

Attestation Report of the Registered Public Accounting Firm

Not Applicable.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr.
Ken He
, a member of our audit committee (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by
Marcum Asia CPAs LLP
, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

Marcum Asia CPAs LLP

	For the Year Ended
	June 30,
(in RMB)	2023	2024	2025
Audit fees	1,705,099	1 , 515 , 945	1,616,351
Total	1,705,099	1,515,945	1,616,351

Our audit committee is responsible for the oversight of our independent auditors
’
work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by
Marcum Asia CPAs
, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the Nasdaq Capital Market, we are subject to corporate governance requirements imposed by Nasdaq.
However, the Nasdaq Stock Market permit a foreign private issuer like us to follow the corporate governance practices of its home country.
Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we do not rely on home country practice with respect to our corporate governance practices, but we may choose to do so in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted insider trading policy that applies to our directors, officers, and certain employees and an executive compensation recovery policy that applies to our officers (collectively, “Policies”).

Item 16K. CYBERSECURITY

Cybersecurity represents a critical component of the Company’s overall approach to risk management. The Company’s cybersecurity policies, standards and practices are part of the Company’s risk management approach, and cybersecurity risks are among the core enterprise risks that are subject to oversight by the Board of Directors. The Company approaches cybersecurity threats by (i) identifying, preventing and mitigating actual or potential cybersecurity threats to the Company; (ii) preserving the confidentiality, integrity and availability of the information that we collect and store to use in our business; (iii) protecting the Company’s intellectual property; (iv) maintaining the confidence of our customers, clients and business partners; and (v) providing appropriate public disclosure of cybersecurity risks and incidents when required.

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These material risks are managed across us, our subsidiaries, and third-party
contractors, and monitoring such risks and threats is
integrated
 into our overall risk management program. Our risk management program is comprised of, among other things, policies that are designed to identify, assess, manage, and mitigate cybersecurity risk, and is based on applicable laws and regulations, informed by industry standards and best practices.

Our Chief Executive Officer is responsible for our cybersecurity program, and our Manager of Cybersecurity is our incident response team leader. In this position, our Manager of Cybersecurity oversees our cybersecurity team, and guides our incident response team, which is comprised of members from across our organization, including cybersecurity, IT support, mining operations, software engineering, compliance and legal, as well as contractors and other partners, as they support our cybersecurity functions. Our Manager of Cybersecurity has nearly two decades of experience in cybersecurity management and policy, achieved through job training and higher education, and possesses a background in security and alignment of information technology solutions.

Our Response Plan, developed by management and our cybersecurity team, and IT support team, serves as a Company-wide guide to facilitate coordinated, prompt, and systematic responses to any cybersecurity incidents and utilizes four interconnecting phases: (1) Preparation; (2) Detection and Analysis; (3) Containment, Eradication, and Recovery; and (4) Post-Incident Activity.

Upon detection of a cybersecurity incident and initial intake and validation by our cybersecurity team, our incident response team triages and evaluates the cybersecurity incident, and, depending on the severity, escalates the incident to management and a cross-functional working group. Any incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment and reported to executive management. Determination of what resources are needed to address the incident, prioritizing of response activities, forming of action plans, and notification of external parties as needed are then undertaken by executive management and the cross-functional working group, led by our Chief Executive Officer and Manager of Cybersecurity. We consult with outside counsel as appropriate, including on materiality analysis and disclosure matters, and our executive management makes the final materiality and disclosure determinations, among other compliance decisions.

In fiscal year 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we may not be successful in eliminating all risks from cybersecurity threats and can provide no assurances that undetected cybersecurity incidents have not occurred.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Webus International Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

We hereby file as part of this Report the exhibits listed in the attached Exhibit Index. Exhibits that are incorporated herein by reference can be inspected on the SEC website at
www.sec.gov
.

Exhibit	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date
1.1*	Amended and Restated Memorandum and Articles of the Company	-	-	-	-
2.1	Description of Share Capital	F-1	333-269684	-	January 15, 2025
2.2	Specimen Ordinary Shares Certificate, as currently effective	F-1	333-269684	4.1	January 15, 2025
2.3	Form of Representative’s Warrants	F-1	333-269684	4.2	January 15, 2025
4.1	Form of Employment Agreement between the Company and its executive officers	F-1	333-269684	10.1	January 15, 2025
4.2	Exclusive Business Cooperation Agreement between Xinjieni Tech and Youba Tech	F-1	333-269684	10.2	January 15, 2025
4.3	Exclusive Call Option Agreement among Xinjieni Tech, Youba Tech and the Individual Registered Shareholders	F-1	333-269684	10.3	January 15, 2025
4.4	Exclusive Assets Option Agreement among Xinjieni Tech, Youba Tech and the Individual Registered Shareholders	F-1	333-269684	10.4	January 15, 2025
4.5	Power of Attorney from each of the Individual Registered Shareholders	F-1	333-269684	10.5	January 15, 2025
4.6	Share Pledge Agreement among Xinjieni Tech, Youba Tech and the Individual Registered Shareholders	F-1	333-269684	10.6	January 15, 2025
4.7	Spousal Consent, from the spouse of each Individual Registered Shareholders	F-1	333-269684	10.7	January 15, 2025
4.8	2022 Share Incentive Plan	F-1	333-269684	10.9	January 15, 2025
4.9	English Summary of Form of Server Rental Agreement with Alicloud	F-1	333-269684	10.10	January 15, 2025
4.10	English Translation of the Loan Agreement between Youba Tech and Zhejiang Hangzhou Yuhang Rural Commercial Bank Co., Ltd.	F-1	333-269684	10.11	January 15, 2025
4.11	English Translation of the Mortgage Agreement between Youba Tech and Zhejiang Hangzhou Yuhang Rural Commercial Bank Co., Ltd.	F-1	333-269684	10.12	January 15, 2025
4.12	English Translation of the Financial Support and Loan Guarantee Agreement between Nan Zheng and Zhejiang Youba Technology Co., Ltd.	F-1	333-269684	10.13	January 15, 2025
4.13	English Translation of Loan Agreement between Youba Tech and United Rural Cooperative Bank of Hangzhou	F-1	333-269684	10.14	January 15, 2025
4.14	English Translation of Automatic Loan Agreement between Youba Tech and United Rural Cooperative Bank of Hangzhou	F-1	333-269684	10.15	January 15, 2025
4.15*	2025 Share Incentive Plan	-	-	-	-
8.1*	List of Subsidiaries	-	-	-	-
11.1	Form of Insider Trading Policy	F-1	333-269684	19.1	January 15, 2025
12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	-	-	-	-
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	-	-	-	-
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350	-	-	-	-
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350	-	-	-	-
14.1	Code of Business Conduct and Ethics of the Registrant	F-1	333-269684	99.1	January 15, 2025
97.1	Form of Policy for the Recovery of Erroneously Awarded Compensation	F-1	333-269684	97.1	January 15, 2025
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Embedded as Inline XBRL document and contained in Exhibit 101).

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

October 30 , 2025	Webus International Limited

	By:	/s/ Zheng Nan
Zheng Nan
Chief Executive Officer and Director

Webus International
Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Webus International Limited

Opinion on the
Consolidated
Financial Statements

We have audited the accompanying consolidated balance sheets of Webus International Limited (the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss
,
changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “
consolidated
financial statements”).  In our opinion, based on our audits, the consolidated
financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These
consolidated
financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated
financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated
financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated
financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated
financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated
financial statements. We believe that our audits
provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022
New York, NY
October 3
0
, 2025

WEBUS INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“$”), except for share and per share data)

	As of June 30,
	202 4	202 5	202 5
	RMB	RMB	$ Note 2 (e)

ASSETS
Current assets:
Cash and cash equivalents (including amounts of the consolidated VIE of RMB1,207,617 and RMB 998,945 as of June 30, 202 4 a nd 202 5 , respectively)	2,780,907	11,351,952	1,584,671
Short-term investment (including amounts of the consolidated VIE of nil and RMB 198,660 as of June 30, 202 4 and 202 5 , respectively)	-	860,484	120,119
Accounts receivable (including amounts of the consolidated VIE of RMB329,773 and RMB265,679 as of June 30, 202 4 and 202 5 , respectively)	884,853	359,247	50,149
Amounts due from related part ies (including amounts of the consolidated VIE of nil and RMB 200,000 as of June 30, 202 4 and 202 5 , respectively)	111,341	279,845	39,065
Deferred offering costs (including amounts of the consolidated VIE of RMB5,350,165 and nil as of June 30, 202 4 and 202 5 , respectively)	5,350,165	-	-
Prepaid expenses and other current assets (including amounts of the consolidated VIE of RMB1,517,679 and RMB17,194,241 as of June 30, 202 4 and 202 5 , respectively)	1,783,880	44,075,847	6,152,751
Total current assets	10,911,146	56,927,375	7,946,755

Non-current assets:
Property and equipment, net (including amounts of the consolidated VIE of RMB33,714,952 and RMB31,511,097 as of June 30, 202 4 and 202 5 , respectively)	33,714,952	31,511,097	4,398,780
Right-of-use assets, net (including amounts of the consolidated VIE of RMB307,330 and RMB62,624 as of June 30, 202 4 and 202 5 , respectively)	307,330	226,372	31,600
Other non-current assets	-	4,931,108	688,355
Total non-current assets	34,022,282	36,668,577	5,118,735
TOTAL ASSETS	44,933,428	93,595,952	13,065,490

LIABILITIES
Current liabilities:
Short-term borrowings (including amounts of the consolidated VIE of RMB10,000,000 and RMB30,000,000 as of June 30, 202 4 and 202 5 , respectively)	10,000,000	30,000,000	4,187,839
Accounts payable (including amounts of the consolidated VIE of RMB903,083 and RMB42,038 as of June 30, 202 4 and 202 5 , respectively)	411,219	42,038	5,868
Deferred revenue (including amounts of the consolidated VIE of RMB805,087 and RMB30,090 as of June 30, 202 4 and 202 5 , respectively)	2,621,402	1,687,317	235,540
Income tax payable	97,344	2	-
Lease liabilities , current (including amounts of the consolidated VIE of RMB180,135 and RMB55,454 as of June 30, 202 4 and 202 5 , respectively)	180,135	219,202	30,599
Accrued expenses and other current liabilities (including amounts of the consolidated VIE of RMB726,280 and RMB 2,335,985 as of June 30, 202 4 and 202 5 , respectively)	1,145,737	2,344,806	327,322
Total current liabilities	14,455,837	34,293,365	4,787,168

Non-current liabilities:
Long-term borrowings (including amounts of the consolidated VIE of RMB2,200,000 and RMB2,200,000 as of June 30, 202 4 and 20 2 5 , respectively)	2,200,000	2,200,000	307,108
Lease liabilities , non - current (including amounts of the consolidated VIE of RMB55,454 and nil as of June 30, 202 4 and 20 2 5 , respectively)	55,454	-	-
Other long-term liabilities (including amounts of the consolidated VIE of RMB414,400 and RMB280,000 as of June 30, 202 4 and 202 5 , respectively)	414,400	280,000	39,087
Total non-current liabilities	2,669,854	2,480,000	346,195
TOTAL LIABILITIES	17,125,691	36,773,365	5,133,363

Commitments and Contingencies ( Note 18)

SHAREHOLDERS’ EQUITY
Ordinary Shares ($0.0001 par value per share; 500,000,000 and 500,000,000 shares authorized as of June 30, 202 4 and 202 5; 20,000,000 and 22,000,000 shares issued and outstanding as of June 30, 202 4 and 202 5 , respectively*)	12,720	14,177	1,979
Additional paid-in capital	65,063,327	107,349,192	14,985,369
Share subscription receivable	(12,720)	(12,720)	(1,776)
Accumulated deficit	(37,278,750)	(49,761,797)	(6,946,479)
Accumulated other comprehensive income /(loss)	23,160	(766,265)	(106,966)
Total shareholders' equity	27,807,737	56,822,587	7,932,127
TOTAL LIABILITIES AND SHAREHOLDES’ EQUITY	44,933,428	93,595,952	13,065,490

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapital iza tion. (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

WEBUS INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(
Amounts in Renminbi (“RMB”) and U.S. dollars (“$”), except for share and per share data)

	For the years ended June 30 ，
	2023	2024	2025
	RMB	RMB	RMB	$ Note 2 (e)

Revenues	154,226,006	45,976,421	35,593,055	4,968,599
Cost of revenues	(145,998,264)	(39,546,098)	(29,692,707)	(4,144,942)
Gross profit	8,227,742	6,430,323	5,900,348	823,657

Operating expenses:
Sales and marketing expenses	(14,656,903)	(7,468,321)	(8,333,493)	(1,163,311)
General and administrative expenses	(10,428,318)	(5,098,450)	(9,883,761)	(1,379,720)
Research and development expenses	(2,367,231)	(1,331,037)	(1,056,335)	(147,459)
Total operating expenses	(27,452,452)	(13,897,808)	(19,273,589)	(2,690,490)
Operating loss	(19,224,710)	(7,467,485)	(13,373,241)	(1,866,833)

Other income/(expenses)
Financial expenses, net	(788,073)	(1,134,713)	(1,161,392)	(162,124)
Other income, net	2,630,368	4,500,552	1,954,244	272,802
Total other income, net	1,842,295	3,365,839	792,852	110,678

Loss before income tax expense	(17,382,415)	(4,101,646)	(12,580,389)	(1,756,155)
Income tax (expense)/benefit	(248,419)	46,054	97,342	13,588
Net loss	(17,630,834)	(4,055,592)	(12,483,047)	(1,742,567)

Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	20,469	2,945	(789,425)	(110,199)
Total other comprehensive income/(loss)	20,469	2,945	(789,425)	(110,199)
Total comprehensive loss	(17,610,365)	(4,052,647)	(13,272,472)	(1,852,766)
Loss per ordinary share
Basic and diluted*	(0.88)	(0.20)	(0.60)	(0.08)
Weighted average number of ordinary shares outstanding
Basic and diluted*	20,000,000	20,000,000	20,668,493	20,668,493

*
The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization. (Note 11).

The diluted loss per ordinary share excluded the impact of the Representative Warrants, as their effect was antidilutive.

The accompanying notes are an integral part of these consolidated financial statements.

WEBUS INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in Renminbi (“RMB”) and U.S. dollars (“$”), except for share and per share data)

	Ordinary Shares		Additional	Share subscription	Accumulated	Accumulated other comprehensive	Total
	Share*	Amount	paid-in capital	receivable	deficit	(loss)/income	shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2022	20,000,000	12,720	52,182,341	(12,720)	(15,592,324)	(254)	36,589,763
Share-based compensation**	-	-	12,880,986	-	-	-	12,880,986
Net loss	-	-	-	-	(17,630,834)	-	(17,630,834)
Foreign currency translation	-	-	-	-	-	20,469	20,469
Balance as of June 30, 2023	20,000,000	12,720	65,063,327	(12,720)	(33,223,158)	20,215	31,860,384
Net loss	-	-	-	-	(4,055,592)	-	(4,055,592)
Foreign currency translation	-	-	-	-	-	2,945	2,945
Balance as of June 30, 2024	20,000,000	12,720	65,063,327	(12,720)	(37,278,750)	23,160	27,807,737
Issuance of ordinary shares upon the completion of the initial public offering (“IPO”), net of issuance cost	2,000,000	1,457	48,987,167	-	-	-	48,988,624
Deferred offering cost incurred for IPO	-	-	(8,361,318)	-	-	-	(8,361,318)
Issuance of warrants to the representative underwriter of IPO	-	-	1,660,016	-	-	-	1,660,016
Net loss	-	-	-	-	(12,483,047)	-	(12,483,047)
Foreign currency translation	-	-	-	-	-	(789,425)	(789,425)
Balance as of June 30, 2025	22,000,000	14,177	107,349,192	(12,720)	(49,761,797)	(766,265)	56,822,587
Balance as of June 30, 2025($)	22,000,000	1,979	14,985,369	(1,776)	(6,946,479)	(106,966)	7,932,127

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization. (Note 11).

**	2022 Equity Incentive Plan was cancelled on June 12, 2023, and all remaining unrecognized compensation cost were recognized on the cancellation date. (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

WEBUS INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“$”), except for share and per share data)

	For the years ended June 30 ，
	2023	2024	2025	2025
	RMB	RMB	RMB	$ Note 2 (e)
Cash flows from operating activities:
Net loss	(17,630,834)	(4,055,592)	(12,483,047)	(1,742,567)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	1,792,256	2,187,449	2,218,894	309,746
Amortization of right-of-use assets	263,898	281,066	244,706	34,160
Loss on disposal of property and equipment	-	10,458	-	-
Share-based compensation	12,880,986	-	-	-
Realized loss of short-term investments	-	-	58,759	8,202
Unrealized gain of short-term investments	-	-	(23,042)	(3,217)
Changes in operating assets and liabilities:
Accounts receivable	2,769,371	(588,929)	525,606	73,372
Amounts due from related parties	-	(111,341)	(168,504)	(23,522)
Prepaid expenses and other assets	475,113	307,294	(47,223,077)	(6,592,087)
Accounts payable	(3,596,797)	294	(369,181)	(51,536)
Deferred revenue	(1,278,805)	1,755,688	(934,085)	(130,393)
Income tax payable	128,175	(30,831)	(97,342)	(13,588)
Lease liabilities	(210,121)	(285,225)	(180,135)	(25,146)
Accrued expenses and other current liabilities	(352,234)	584,700	(300,929)	(42,008)
Net cash (used in)/provided by operating activities	(4,758,992)	55,031	(58,731,377)	(8,198,584)

Cash flows from investing activities:
Purchase of short-term investments	-	(523,000)	(18,312,616)	(2,556,343)
Redemption of short-term investments	-	523,000	17,416,415	2,431,238
Purchase of property and equipment	(795,635)	(1,470,287)	(149,439)	(20,861)
Loan s to related part ies	-	(400,000)	(6,800,000)	(949,243)
Collection from loan s to related part ies	-	400,000	6,800,000	949,243
Net cash used in investing activities	(795,635)	(1,470,287)	(1,045,640)	(145,966)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	13,000,000	10,000,000	37,000,000	5,165,001
Repayments of short-term bank borrowings	(3,000,000)	(10,000,000)	(17,000,000)	(2,373,108)
Proceeds from long-term bank borrowings	-	2,200,000	-	-
Proceeds from short-term bank borrowings with a third party	3,000,000	-	-	-
Repayments of short-term bank borrowings with a third party	(3,000,000)	-	-	-
Proceeds from loans from a related part y	-	300,000	3,030,000	422,972
Repayment of loans from a related part y	-	(300,000)	(3,030,000)	(422,972)
Payments of offering cost related to IPO	(5,192,203)	(157,962)	(1,511,154)	(210,949)
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	-	-	50,648,640	7,070,278
Net cash provided by financing activities	4,807,797	2,042,038	69,137,486	9,651,222

Effect of exchange rate changes on cash and cash equivalents	20,469	2,945	(789,424)	(110,201)
Net change in cash and cash equivalents	(726,361)	629,727	8,571,045	1,196,471

Cash and cash equivalents at beginning of the years	2,877,541	2,151,180	2,780,907	388,200
Cash and cash equivalents at end of the years	2,151,180	2,780,907	11,351,952	1,584,671

Supplement disclosures of cash flow information
Cash paid for income tax	120,243	94,833	-	-
Refund of prepaid income tax	-	(109,908)	-	-
Cash paid for interest	386,908	520,526	1,123,974	156,901

Supplemental schedule of non-cash item
Lease liabilities arising from obtaining right-of-use assets	285,225	235,589	163,748	22,858
Accrual for capitalized offering costs			1,500,000	209,392
Offering costs recognized as additional paid-in capital	-	-	8,361,318	1,167,195

The accompanying notes are an integral part of these consolidated financial statements.

1.	Organization and principal activities

(a)	Principal activities

Webus International Limited (the “Company” or “Webus”) was incorporated under the law of the Cayman Islands as an exempted company with limited liability on February 10, 2022. The Company, through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiary (collectively, the “Group”), is principally engaged in the operation of commute shuttle service, customized chartered bus service and packaged tour service in the People’s Republic of China (the “PRC” or “China”) and the United States.

The Group operates on a business model of “Mobility-as-a-Service” to identify and solve inefficiencies associated with inflexible or low-quality public transportation and provide cost-efficient and customized mass transportation services under different scenarios with our comprehensive digital platforms. The Group started its business in 2019 and is in the process of expanding the services provided. The services provided by the Group mainly include: (i) packaged tour service, (ii) customized chartered bus service, (iii) commute shuttle service and (iv) other service.

(b)	Organization

Webus was incorporated as an ultimate holding company in the Cayman Islands on February 10, 2022, who owns 100% equity interest of Youbus International Limited (“Youbus International”) and Wetour Travel Tech LLC (“Wetour”). Webus Hongkong Limited (“Webus HK”) is a 100% wholly-owned subsidiary of Youbus International in Hongkong, who established a wholly-owned subsidiary, Zhejiang Xinjieni Technology Co., Ltd. (“Xinjieni Tech”), a wholly-owned foreign enterprise (“WFOE”) incorporated in PRC.

Zhejiang Youba Technology Co., Ltd. (“Youba Tech”), which was established under the laws of the PRC on August 16, 2019 along with its subsidiary Hangzhou Webus Travel Agency Co., Ltd. (“Webus Travel Agency”) are the Group’s main operating entities in China. Prior to the Reorganization described below, Youba Tech was controlled by six individual shareholders, who were also the proportionate shareholders of Webus.

Hangzhou Shunxing Technology Co., Ltd. (“Hangzhou Shunxing”) was established under the laws of the PRC on June 10, 2025, which was a wholly-owned subsidiary of WFOE.

(c)	Reorganization

F
our shareholders of Youba Tech transferred their 50% equity interest in Youba Tech to WFOE, and another two shareholders owning the remaining 50% equity interest of Youba Tech entered to the VIE Agreements with Youba Tech and WFOE. The reorganization of the Company’s legal structure (“Reorganization”) was completed on September 7, 2022, which involved the following major events:

•	Incorporation of Webus, Youbus International, Webus HK and WFOE.

•
Transfer of 1.85% equity interests of Youba Tech from one of its shareholders, Mr. Zheng Jiahua to a new individual shareholder, Mr. Zhang Yiqun, and transfer of 1.85% of shares owned by Mr. Zheng Jiahua in Webus to Mr. Zhang Yiqun concurrently, resulted in the same shareholding structure of Webus and Youba Tech;

•	Transfer of 50% equity interests of Youba Tech from four of its former shareholders to WFOE;

•
The remaining two shareholders (“Individual Registered Shareholders”) collectively owning another 50% equity interests of Youba Tech, Youba Tech and WFOE entered into a series of agreements inclusive of an Exclusive Business Cooperation Agreement, an Exclusive Call Option Agreement, an Exclusive Assets Option Agreement, Power of Attorney, a Share Pledge Agreement and Spousal Consent (collectively as the “VIE Agreements”) to provide WFOE with the power, rights and obligations equivalent owned by these two shareholders in all material respects of Youba Tech.

1.	Organization and principal activities (continued)

Immediately before and after the Reorganization completed on September 7, 2022 as described above, Webus together with its wholly-owned subsidiaries Youbus International, Webus HK and WFOE and the VIE and VIE’s subsidiary were effectively controlled by the same shareholders; therefore, the reorganization was accounted for as a recapitalization. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company has been accounted for at historical cost at the beginning of the first period presented in the accompanying consolidated financial statements.

Details of the Company’s principal subsidiaries, VIE and VIE’s subsidiary are as follows.

Name:	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Youbus International Limited (“Youbus International”)	February 16, 2022	British Virgin Islands	100%	Investment holding
Webus Hongkong Limited (“Webus HK”)	February 22, 2022	Hong Kong	100%	Investment holding
Wetour Travel Tech LLC (“Wetour”)	March 16, 2022	The United States	100%	Transportation services and packaged tour services
Zhejiang Xinjieni Technology Co., Ltd. (“Xinjieni Tech” or “WFOE”)	August 31, 2022	The PRC	100%	Investment holding
Zhejiang Youba Technology Co., Ltd. (“Youba Tech” or “VIE”)	August 16, 2019	The PRC	100%	Transportation services
Hangzhou Webus Travel Agency Co., Ltd. (“Webus Travel Agency”)	August 27, 2020	The PRC	100%	Transportation services and packaged tour services
Hangzhou Shunxing Technology Co., Ltd. (“Hangzhou Shunxing”)	June 10, 2025	The PRC	100%	Technical services & software development and consulting & management services

The described VIE Agreements are as follows:

Exclusive Business Cooperation Agreement
: Pursuant to the Exclusive Business Cooperation Agreement, the VIE is obliged to pay service fee to WFOE for the exclusive services such as technical services, internet technology support, business consulting, software development, information consulting, marketing consulting, product development and system maintenance. The service fee shall consist of 100% of the profit before tax of the VIE, after the deduction of all costs, expenses, taxes and other fee required under PRC laws and regulations. The VIE agrees not to accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by this agreement with any third party, except with the prior written consent of WFOE. The VIE has unconditionally and irrevocably authorized WFOE or its designated person as its agent to (i) sign any necessary documents with third parties (including but not limited to customers and suppliers) on behalf of the VIE; and (ii) to handle all necessary documents and matters which will enable WFOE to exercise all or part of its rights under this agreement on behalf of the VIE. WFOE shall have exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by itself and the VIE. This agreement shall remain effective unless terminated (i) in accordance with the provisions of this agreement; or (ii) the entire equity interests held by Individual Registered Shareholders in the VIE have been transferred to WFOE or its designated person.

1.	Organization and principal activities (continued)

Exclusive Call Option Agreement
: Pursuant to the Exclusive Call Option Agreement, the Individual Registered Shareholders have unconditionally and irrevocably granted WFOE or its designated purchaser the right to purchase all or part of their equity interests in the VIE (“Equity Call Option”). The purchase price payable by WFOE in respect of the transfer of equity interests upon exercise of the Equity Call Option shall be the higher of (a) the lowest price permitted under PRC laws and regulations or (b) the capital contribution in relation to the equity interests. If appraisal is required by the PRC laws and regulations at the time when WFOE exercises the Option, WFOE and the Individual Registered Shareholders shall make necessary adjustment to purchase price so that it complies with any and all then applicable PRC laws and regulations. WFOE or its designated purchaser shall have the right to purchase such proportion of equity interests in the VIE as it decides at any time. The Individual Registered Shareholders shall return any amount of purchase price they received in the event that WFOE acquires the equity interests in the VIE.

The Individual Registered Shareholders and the VIE have jointly and severally further undertaken to WFOE that, without the prior written consent of WFOE, they shall not (i) in any manner supplement, change or amend the constitutional documents of the VIE, increase or decrease its share capital, or change the structure of its registered capital in other manner; (ii) sell, pledge, transfer or otherwise dispose of any assets, business or lawful revenue or create encumbrance over the VIE; (iii) incur, inherit, guarantee or assume any debt, except for debts incurred in the ordinary course of business other than payables incurred by a loan and for debts disclosed to and agreed in writing by WFOE; (iv) cause the VIE to execute any material contract with a value above RMB100,000, except the contracts executed in the ordinary course of business; (v) cause the VIE to provide any person with any loan, credit or guarantee; (vi) cause or permit the VIE to merge, consolidate with, acquire or invest in any person, or sell assets of the VIE with a value above RMB100,000; (vii) cause the VIE to enter into any transaction which may have substantial impact on the assets, liabilities, business operation, shareholding structure and other legal rights of the VIE, except the contracts executed in the ordinary course of business; and (viii) in any manner distribute dividends to their shareholders, provided that upon the written request of WFOE, the VIE shall immediately distribute all distributable profits to its shareholders.

This agreement shall remain effective unless terminated (i) in accordance with the provisions of this agreement or any other supplemental agreements; or (ii) the entire equity interests held by the Individual Registered Shareholders in the VIE have been transferred to WFOE or its designated person.

Exclusive Assets Option Agreement:
Pursuant to the Exclusive Assets Option Agreement, the VIE unconditionally and irrevocably granted an exclusive option to WFOE or its designated person to purchase 50% of its assets at the higher price of (a) the lowest price permitted under PRC laws and regulations or (b) the net book value of the assets. WFOE shall have absolute discretion as to when and in what manner to exercise the option to purchase assets of the VIE permitted by PRC laws and regulations. This agreement shall remain effective unless terminated (i) in accordance with the provisions of this agreement or any other supplemental agreements; or (ii) the entire equity interests held by the Individual Registered Shareholders in the VIE have been transferred to WFOE or its designated person
.

Power of Attorney:
Pursuant to the Power of Attorney, each of the Individual Registered Shareholders, irrevocably appoints WFOE, the authorized person or entity to exercise such shareholder’s rights in the VIE in accordance with PRC laws and the articles of the VIE, including without limitation to, the rights to (i) participate in shareholders meetings; (ii) the sale, transfer, pledge or disposition of the equity interest such shareholder holds in part or in whole; and (iii) designate and appoint, on behalf of such shareholder, the legal representative, the chairman, the executive director(s) and/or director(s), the supervisor(s), the general manger and other senior management members of the VIE. Without limiting the generality of the powers granted to WFOE, WFOE shall have the power and authority hereunder, on behalf of such shareholder, to execute the share transfer contracts stipulated in the Exclusive Call Option Agreement entered into among the VIE, WFOE and such shareholders and effect the terms of the Exclusive Call Option Agreement and Share Pledge Agreement. All the actions in connection with the equity interest held by such shareholder as conducted by WFOE shall be deemed as the actions of such shareholder, and all the documents related to the shareholding executed by WFOE shall be deemed to be executed by such shareholder.

1.	Organization and principal activities (continued)

Share Pledge Agreement
: Pursuant to the Share Pledge Agreement, each of the Individual Registered Shareholders unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interests in the VIE together with all related rights thereto to WFOE as security for performance of the Contractual Arrangements and all direct, indirect or consequential damages and foreseeable loss of interest incurred by WFOE as a result of any event of default on the part of the Individual Registered Shareholders, the VIE and all expenses incurred by WFOE as a result of enforcement of the obligations of the Individual Registered Shareholders and/or the VIE under the Contractual Arrangements. Upon the occurrence and during the continuance of an event of default (as defined in this agreement), WFOE shall have the right to (i) require the Individual Registered Shareholders to immediately pay any amount payable under the Contractual Arrangements; or (ii) to exercise all such rights as a secured party under any applicable PRC law and this agreement, including without limitations, being paid in priority with the equity interests.

The said Share Pledge under this agreement takes effect upon the completion of registration with the relevant administrative department of industry and commerce and shall remain valid until after all the contractual obligations of the Individual Registered Shareholders and the VIE under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Individual Registered Shareholders and/or the VIE under the relevant Contractual Arrangements have been fully paid.

Spousal Consent:
Pursuant to the Spousal Consent, the respective spouse of the Individual Registered Shareholders has irrevocably undertaken that, including without limitation to, the spouse (i) has full knowledge of and has consented to the entering into of the Contractual Arrangements by the relevant Individual Registered Shareholder; (ii) is not entitled to any right with respect to the shares in the VIE and undertakes not to make any claims on the equity interest in the VIE; (iii) confirms that the Individual Registered Shareholders’ performance of the Contractual Arrangements and further modification or termination of the Contractual Arrangements will not require the respective spouse’s separate authorization or consent; (iv) undertakes to execute all necessary documents and take all necessary actions to ensure the Contractual Arrangements to be properly performed; (v) undertakes that if the respective spouse obtains any equity interest in the VIE for any reason, the respective spouse shall be bound by the Contractual Arrangements and abide by the obligations of the shareholders of the VIE under the Contractual Arrangements, and upon WFOE’s or its designate third-party request, the respective spouse shall execute a series of written documents with substantially the same form and content as the Contractual Arrangements.

The Company believes that Youba Tech is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in Youba Tech as a group no longer have the characteristics of a controlling financial interest through their equity investments. The Company further performs a qualitative assessment to determine whether the Company, through WFOE, is the primary beneficiary of VIE. A qualitative assessment begins with an understanding of the nature of the inherent risks in the entity which creates variability and which party absorbs this variability either through equity interest or contractual agreements. The Company’s assessment of the involvement with Youba Tech through a combination of 50% equity interest and the contractual arrangements reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Youba Tech. WFOE is obligated to absorb all the expected loss from Youba Tech activities and receive all of Youba Tech’s expected residual returns. Therefore, the Company is deemed to be the primary beneficiary of Youba Tech and the financial positions, the operating results and cash flows of Youba Tech and its subsidiary are consolidated in the Company for financial reporting purposes.

1.	Organization and principal activities (continued)

Upon the completion of the Reorganization, Webus became the ultimate holding company of the Group. The Group is effectively controlled by the same group of shareholders before and after the Reorganization and therefore
,
the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company and its subsidiaries, VIE and VIE’s subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying audited consolidated financial statements.

The carrying amounts of the assets, liabilities and the results of operations of the VIE and VIE’s subsidiary included in the Company’s consolidated balance sheets and statements of operations
and comprehensive loss, which are prepared before eliminating the inter-company balances and transactions between the VIE and VIE’s subsidiary, the Company and its subsidiaries, are as follows:

	As of June 30,
	2024	2025
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	1,207,617	998,945
Short-term investment	-	198,660
Accounts receivable	329,773	265,679
Amounts due from related parties	-	200,000
Deferred offering costs	5,350,165	-
Amounts due from the G roup ’s entities	-	162,835
Prepaid expenses and other current assets	1,517,679	17,194,241
Total current assets	8,405,234	19,020,360

Non-current assets:
Property and equipment, net	33,714,952	31,511,097
Right-of-use assets, net	307,330	62,624
Total non-current assets	34,022,282	31,573,721
TOTAL ASSETS	42,427,516	50,594,081

LIABILITIES
Current liabilities:
Short-term borrowings	10,000,000	30,000,000
Accounts payable	903,083	42,038
Deferred revenue	805,087	30,090
Lease liabilities, current	180,135	55,454
Amounts due to group companies, current	-	490,716
Accrued expenses and other current liabilities	726,280	2,335,985
Total current liabilities	12,614,585	32,954,283

Non-current liabilities:
Long-term borrowings	2,200,000	2,200,000
Lease liabilities , non - current	55,454	-
Other long-term liabilities	414,400	280,000
Total non-current liabilities	2,669,854	2,480,000
TOTAL LIABILITIES	15,284,439	35,434,283

Commitments and Contingencies (Note 18)

SHAREHOLDERS’ EQUITY
Additional paid-in capital	65,063,327	58,213,162
Accumulated deficit	(37,920,250)	(43,053,364)
Total shareholders' equity	27,143,077	15,159,798
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	42,427,516	50,594,081

	For the years ended June 30 ，
	2023	2024	2025
	RMB	RMB	RMB
Revenues	152,148,255	21,874,310	16,042,669
Cost of revenues	(144,327,050)	(18,335,542)	(8,866,046)
Gross profit	7,821,205	3,538,768	7,176,623
Operating expenses	(27,441,426)	(11,967,525)	(13,160,857)
Loss from operations	(19,620,221)	(8,428,757)	(5,984,234)
Other income, net	1,895,021	3,924,741	851,120
Income tax (expenses)/benefit	(176,434)	71,265	-
Net loss	(17,901,634)	(4,432,751)	(5,133,114)

	For the years ended June 30 ，
	2023	2024	2025
	RMB	RMB	RMB
Net cash used in operating activities	(5,098,061)	(1,125,633)	(18,361,521)
Net cash used in investing activities	(795,635)	(1,470,287)	(347,151)
Net cash provided by financing activities	4,807,797	2,042,038	18,500,000
Net change in cash and cash equivalents	(1,085,899)	(553,882)	(208,672)
Cash and cash equivalents at beginning of the years	2,847,398	1,761,499	1,207,617
Cash and cash equivalents at end of the years	1,761,499	1,207,617	998,945

(d)	Capital resource and liquidity

The Group has been incurring losses from operations since inception. The Group incurred net loss of RMB17,630,834, RMB4,055,592 and RMB12,483,047 for the years ended June 30, 2023, 2024 and 2025, respectively. Accumulated deficits were RMB37,278,750 and RMB49,761,797 as of June 30, 2024 and 2025, respectively. Net cash used in operating activities w as
RMB4,758,992 for the year ended June 30, 2023, net cash provided by operating activities was RMB55,031 for the year ended June 30, 2024 and net cash used in operating activities w as
RMB58,731,377 for the year ended June 30, 2025. As of June 30, 2025, the Group had RMB11,351,952 in cash and cash equivalents and working capital of RMB22,634,010.

On February 28, 2025, the Group completed its initial public offering, with gross proceeds amounting to RMB58,262,400 (equivalent to $8,000,000) before deducting underwriting commissions, expense allowances and other related expenses. The Group utilized these proceeds to fund the working capital requirements of its operations.

Historically, the Group obtained three lines of credit total amounting to RMB32,200,000 with maturity date ranging from
September
5
, 2026
 to September 7, 2027. As of June 30, 2025, the outstanding short-term borrowings were RMB30,000,000 with a maturity date ranging from August 21, 2025 to June 11, 2026, and long-term borrowings were RMB2,200,000 with a maturity date ranging from August 13, 2026 to August 31, 2026. Subsequently after repayment and renew al
of certain short-term borrowings, the Group had outstanding short-term borrowings of RMB19,500,000 as of the date of the report with a maturity date ranging from June 11, 2026 to September 3, 2026. The Group can continuously renew these borrowings within the unexpired credit limit. Thus, the Group would not incur a large amount of cash outflow due to the repayment obligation of short-term borrowings.

As of the date of issuance of the consolidated financial statements, RMB18,281,800 of receivables from third parties was collected. (See Note 3).

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations and capital expenditure. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows.

Given the Group’s existing cash balances and projected cash generated by, and used in, operating activities, the Group believes that it will have sufficient liquidity to fund its operating activities, and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiary. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Accounting estimates include, but not limited to allowance for credit losses, fair value of warrants, useful lives and impairment of long-lived assets, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and the Company’s subsidiaries incorporated in the British Virgin Islands, the United States and Hong Kong is United States dollars (“$”), while the functional currency of the Company’s PRC subsidiaries is RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive loss.

The financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ equity and a component of other comprehensive income/(loss) in the consolidated statement of operations and comprehensive loss.

2.	Summary of significant accounting policies (continued)
(e)	Convenience translation

The
consolidated
financial statements are stated in Renminbi (“RMB”), the currency of the country in which the Group’s PRC subsidiary, VIE and VIE’s subsidiaries operate. Amounts in $ are presented for the convenience of the reader and are translated at the rate of $
1.00 = RMB7.1636, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into $ at that rate, or at any other rate.

(f)	Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, cash in banks and cash in third-party platforms. As of June 30, 2024 and 2025, cash and cash equivalents balances were RMB2,780,907 and RMB11,351,952, respectively.

(g)	Short-term investments

The Group’s short-term investments are equity investments with readily determinable fair value, except for those accounted for under the equity method and those that result in consolidation of the investee, are measured at fair value, and any changes in fair value are recognized in the consolidated statements of comprehensive (loss) income.

As of June 30, 2024 and 2025, the fair value of the Group’s investments in marketable securities was nil and RMB860,484, respectively. For the years ended June 30, 2023, 2024 and 2025, the realized loss w
as
nil, nil, and RMB58,759,
respectively,
and
the unrealized investment gains were
 nil, nil and RMB23,042,
respectively
.

(h)	Accounts receivable

Accounts receivable is stated at the original amount less allowance for credit losses.

Accounts receivable is recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. On July 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The Group uses aging schedule method in the current expected credit loss model (“CECL model”) to estimate the expected credit losses. The Group’s estimation of allowance for credit losses considers factors such as historical credit losses experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, in combination with assessing receivable collectability on an individual basis, and applying current situation adjustment. The Group concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficits as of July 1, 2023. Accounts receivable balances are written off after all collection efforts have been exhausted.

There was no
provision for credit losses
provided
for the years ended June 30, 2023, 2024 and 2025.

(i)	Deferred offering costs

Deferred offering costs consist of legal, consulting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital, net against the gross proceeds, upon completion of the proposed public offering. As of June 30, 2024 and 2025, the
G
r
o
u
p has recognized RMB5,350,165 and nil in deferred
offering costs
, respectively
.

(j)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Salvage value rate is determined to 5% based on the economic value of the Property and equipment at the end of the estimated useful lives as a percentage of the original cost. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Building	20 years
Electronic equipment	3 years
Office equipment	3 years
Vehicles	5 years
Leasehold and property improvement	3-5 years

(k)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment loss for the long-lived assets for the years ended June 30, 2023, 2024 and 2025, respectively.

(l)	Fair value measurement

The Group applies a three-level valuation hierarchy for fair value measurements. This hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability. Level 3 inputs are unobservable inputs based on management’s assumptions used to measure assets and liabilities at fair value. Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, short-term investments, accounts receivable, amount due from related part ies
, advance to suppliers, prepaid service fees, security deposits and others included in prepaid expenses and other current assets, short-term borrowings, accounts payable, deferred revenue, payroll payable, accrued security deposits and others included in accrued expenses and other current liabilities. For the aforementioned financial instruments included in current assets and liabilities, their carrying amount is approximate to their respective fair values because of the general short maturities.

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of June 30, 2024 and 2025 except for short-term investments.

2.	Summary of significant accounting policies (continued)

(m)	Leases

The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses for lease payments on a straight-line basis over the lease term. The Group's lease agreements do not contain any material residual value guarantees or restricted covenants.

Operating lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. The Group’s lease payments included in the measurement of the lease liability only comprises fixed lease payments.

Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments.

2.	Summary of significant accounting policies (continued)

(n)	Revenue recognition

The Group’s revenues are mainly generated from packaged tour service, customized chartered bus service, and customized shuttle services.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax. A description of the principal revenue generating activities of Group is as follows:

Packaged tour service

The Group offers packaged tour service to customers inclusive of services like chartered bus service, itinerary route schedule, sightseeing tour guidance, accommodation arrangement, etc., which can cater to different budgets and preferences. The whole packaged tour service is determined as a single performance obligation with a fixed total consideration as the customers benefit from such a series of integrated travel resources, which are also not separately identifiable within the context of contracts. The Group recognizes revenue over the period of the tours because the customers simultaneously receive and consume the benefits provided by the Group as they complete the performance obligation.

The Group usually required all the consideration in advance from the individual customers and certain advance payment from corporate customers and individual customers, (for most corporate customers, usually 30%~50% of total payment is required before service, and the remaining payment would be usually paid within 15 to 30 days after the service is completed). Refund is allowed if the service remains uncompleted or the customer is dissatisfied with the service due to the Group’s reasons. Specific refund requirements shall be implemented in accordance with the cancellation and modification rules agreed in the contract. For the years ended June 30, 2023, 2024, and 2025, the refund amount was RMB4,400, RMB29,600, and RMB4,100, respectively.

The Group does not offer any warranty services to customers.

Customized chartered bus service

The Group contracts with customers to provide customized chartered bus service to support a more flexible and less preplanned group travel demand which ranges from one day to several months. The Group establishes enforceable right and obligations upon the receipt of each ride order placed by the customers. Each order is regarded as a contract with explicit route and fixed consideration. The Group identifies only one performance obligation to provide service and recognizes revenue from chartered bus service over the service period of the order.

The Group usually required advance payment from customers (for individual customer, usually 70%~100% of total payment is required before service, and the remaining payment would be usually paid within 15 days after the service is completed; for enterprise customer, usually 50% of total payment is required before service, and the remaining payment would be usually paid within 15 days after the service is completed ). Refund is allowed if the service remains uncompleted or the customer is dissatisfied with the service due to the Group’s reasons. Specific refund requirements shall be implemented in accordance with the cancellation and modification rules agreed in the contract. For the years ended June 30, 2023, 2024, and 2025, there were no refund amounts respectively.

The Group does not offer any warranty services to customers.

Commute shuttle service

The Group contracts with customers to provide customized commute shuttle service, delivering daily transportation service from predetermined departure to destination during the contract period. The Group identifies only one performance obligation in commute shuttle service which is to transport the passengers from departure to destination. The contract consideration is determined at a fixed total price or calculated by fixed unit price per route times of transportation. Revenue from service fees paid by corporate customers in commute shuttle services is recognized evenly or based on the actual bus rides reconciled with the customers regularly over the contract term, and revenue from ticket fees paid by individual passengers in commute shuttle services is recognized at a point in time when each ride is completed.

The Group does not offer any warranty services to customers.

Others

The Group also provides platform (“Webus Travel mini program”) users with cross-city ride-hailing service under relevant regulations in the PRC. The Group determines it only has one performance obligation to provide the ride-hailing service and recognizes revenue at a point in time upon completion of the ride-hailing service.

The Group does not offer any warranty services to customers.

Principal versus agent considerations

The Group sign contracts with independent tour operators and fleet operators to provide packaged tour services, customized charted bus service, and commute shuttle service. The Group evaluates the presentation of revenue on a gross versus net basis based on whether it controls the service provided to the customers and is the principal in the transaction.

2.	Summary of significant accounting policies (continued)

(n)	Revenue recognition (continued)

The Group considers itself a principal and recognizes revenue on a gross basis as it controls the services through the following key considerations:

•
The Group reserves the right to assign the routes to the fleet operators for transportation services and directs the selected vendors to provide tour services on the Group’s behalf, and is responsible for accepting or rejecting the contracts or orders without involvement of fleet and tour operators in this process. The Group assumes responsibility for receiving and resolving the complaints over the quality of the service.

•	The Group has discretion in setting up the price. The fleet and tour operators are entitled to a fixed fee irrespective of the consideration the Group collects from the customers.

•	The Group bears the entire credit risk as the Group pays the consideration due to the operators irrespective of whether the customers have paid the service consideration to the Group.

The following table disaggregates the Group’s revenue for the years ended June 30, 2023, 2024 and 2025:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
By revenue type
Packaged tour service	81,038,722	33,391,854	32,039,060
Domestic	73,181,985	10,006,080	6,606,828
Oversea	7,856,737	23,385,774	25,432,232
Customized chartered bus service	63,654,231	10,730,641	3,022,802
Domestic	56,895,187	898,028	336,678
Oversea	6,759,044	9,832,613	2,686,124
Commute shuttle service	9,507,054	1,853,926	531,193
Domestic	9,507,054	1,853,926	531,193
Others	25,999	-	-
Domestic	25,999	-	-
Total	154,226,006	45,976,421	35,593,055

Contract balances

The Group classifies its right to consideration in exchange for service transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due. As of June 30,
2024, and 2025, the Group did
not record
any
contract assets.

The contract liability represents the billings or cash received for services in advance of revenue recognition which is presented as deferred revenue on the consolidated balance sheets
and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue amounted to RMB
2,621,402 and RMB1,687,317 as of June 30, 2024 and 2025, respectively. Revenue of RMB2,001,748, RMB722,943 and RMB2,565,432
was recognized from the deferred revenue balance
s
at the beginning of the
year
for the years ended June 30, 2023, 2024, and 2025, respectively.

2.	Summary of significant accounting policies (continued)

(o)	Cost of revenues

Cost of packaged tour service primarily consists of the procurement cost of hotel rooms, meals and other local services such as sightseeing costs for packages, entrance fees to museums and attractions and local transportation costs. Cost of customized chartered bus service, commute shuttle service and other revenues includes costs directly related to delivering transportation services, which include payments to fleet operators for vehicle rental fees and petrol costs, and other miscellaneous expenses for operation.

(p)	Selling and marketing expenses

Selling and marketing expenses mainly consist of staff cost, depreciation expenses, advertising fees, share-based compensation expenses, rent fees, entertainment fees etc.

(q)	General and administrative expenses

General and administrative expenses mainly consist of professional service fees, staff cost, depreciation expenses, share-based compensation expenses, rent fees, office fees etc.

(r)	Research and development expenses

Research and development expenses consist primarily of staff cost, share-based compensation expenses and technology service fees, etc.

(s)	Government subsidy

The Group receives subsidy from certain local governments. The government subsidy is recorded as other income when received with no further conditions to be met. For the years ended June 30, 2023, 2024 and 2025, the Group recognized government subsidy of RMB2,373,500, RMB4,378,769 and RMB1,936,083 included
in other income, net, respectively,
on the consolidated statements of operations and comprehensive loss, which were received in cash with all the required conditions complied.

(t)	Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All of the Group’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date fair values.

The Group has elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting based on service conditions. The Group has also elected to account for forfeitures as they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. The Group, with the assistance of an independent third-party valuation specialist, determined the fair value of the stock options granted.

When the award is cancelled without the concurrent grant of a replacement award, the cancellation should be treated as a settlement for no consideration and all remaining unrecognized compensation cost should be accelerated.

2.	Summary of significant accounting policies (continued)

(u)	Income taxes

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. In the United States, the Internal Revenue Service generally has the authority to examine federal income tax filings for three years from the date of filing, with an extended six-year statute of limitations in cases where a substantial understatement of income occurs, defined as an omission exceeding 25% of reported income.

(v)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency when
it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(w)	Loss per share

In accordance with ASC 260, Earnings per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net loss per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted shares, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted loss per share when inclusion of such effect would be anti-dilutive.

(x)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Group adopted this ASU commencing July 1, 2024 and the adoption of the ASU does not have a material effect on its consolidated financial statements.

Based on the criteria established by ASC 280, the Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The CODM considers year-over-year fluctuations and budget-to-actual variances of these consolidated results when assessing performance and making Operating decisions. The Group manages assets on a consolidated basis as reported on the consolidated balance sheets.

The Group’s CODM uses consolidated net loss as the measures of segment profit or loss. Significant segment expenses are consistent with those reported on the consolidated statements of operations and
comprehensive loss and include cost of revenues, sales and marketing expenses, general and administrative expenses
,
and research and development expenses. For significant segment expenses incurred during the years ended June 30, 2023, 2024, and 2025, refer to Consolidated Statements of
Operations and
Comprehensive Loss.

2.	Summary of significant accounting policies (continued)

(y)	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter.

(z)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2024,
FASB
issued
ASU
2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group is currently evaluating the impact of the adoption of this guidance.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the
c
ompany for the year ending March 31, 2028. Early adoption is permitted. The Group is evaluating the impact of the adoption of this guidance.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides guidance for entities that apply the practical expedient and accounting policy election, if applicable, when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this guidance.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial statements.

3.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Receivables from third-parties (1)	-	33,394,000
Prepaid service fees (2)	254,426	9,242,982
Advance to suppliers	765,457	618,035
Deductible input value-added tax	134,807	330,399
Security deposits	317,649	296,956
Staff allowance	248,432	177,115
Others	63,109	16,360
Total	1,783,880	44,075,847

(1)	In 20 25, the Group entered into three separate agreements with third parties, with details and subsequent advance payment recovery as follows:
(a)
A software development agreement: The Group made an advance payment of RMB3,200,000 in accordance with the agreement. As of the date of this report,
d
ue to the Group’s business strategy adjustment, this agreement was
terminated, and the service provider agreed to fully refund the advance payment. As of the date of this report, the prepayment was fully collected.

(b)
A
market
development agreement: The Group
made
an advance
payment
of RMB12,285,000 pursuant to the agreement. As of the date of this report,
d
ue to the Group’s business strategy adjustment, this agreement was
terminated, and the service provider agreed to fully refund the advance payment. As of the date of this report, RMB11,500,000 of the advance payment was
recovered, and the remaining RMB785,000 is scheduled to be refunded by
December 31, 2025
.

(c)
An electric bus purchase agreement
:
The Group made an advance payment of RMB17,909,000 (US$2,500,000) in accordance with the agreement terms. Due to the adjustment of the Group’s business strategy, this agreement was terminated, and the supplier has agreed to fully refund the advance payment. The two parties reached a consensus on the repayment schedule: US$500,000 to be repaid by October 31, 2025; US$500,000 to be repaid by December 31, 2025; US$500,000 to be repaid by February 28, 2026; and US$1,000,000 to be repaid by April 30, 2026. As of the date of this report, US$500,000 (equivalent to RMB3,581,800) was recovered in the form of USD Coin (“USDC”) and the Group expected the remaining amount to be recovered in accordance with the agreed schedule.

(2)
In February 2025, the Group made a prepayment of RMB17,909,000 ($
2,500,000)
for strategic consulting services
provided by a third party
covered
by
a two-year term.
The strategic service agreement entered was non-cancellable.
For the year ended June 30, 2025, the Group recognized RMB
4,051,867
($
561,644
) of the prepayment as general and administrative expenses in the consolidated statements of operations and comprehensive loss. As of June 30, 2025, the Group classified the current portion of the remaining prepayment, amounting to RMB8,954,500 ($1,250,000), under prepaid expenses and other current assets, and the non-current portion of RMB
4,931,108
($
688,355
) under other non-current assets.

4.	Property and equipment, net

Property and equipment consisted of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Building (1)	34,791,400	34,791,400
Electronic equipment	212,490	212,490
Office equipment	306,747	321,785
Vehicles	890,761	890,761
Leasehold and property improvement	1,771,349	1,771,349
Total	37,972,747	37,987,785

Less: accumulated depreciation	4,257,795	6,476,688
Property and equipment, net	33,714,952	31,511,097

Depreciation and amortization expenses for the years ended June 30, 2023, 2024 and 2025 were RMB1,792,256, RMB2,187,449 and RMB2,218,894, respectively.

(1)
The
Group
mortgaged this building to obtain a line of credit in RMB
7,000,000 from Rural Commercial Bank, with a five-year term from June 24, 2022 to June 23, 2027.
On September 8, 2022, Youba Tech obtained
additional
line of credit of RMB
5,200,000 from Rural Commercial Bank, with a five-year term from September 8, 2022 to September 7, 2027. The building is also pledged to secure for this line of credit.

5.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Accrued expenses (1)	249,028	1,580,258
Payroll payable	545,361	465,858
Refundable security deposits	194,875	161,225
Vehicle payments payable	134,400	134,400
Others	22,073	3,065
Total	1,145,737	2,344,806

(1)	The balance primarily consisted of accrued professional service payables for IPO-related professional service expenses as of June 30, 2025.

6.	Borrowings

Summary of borrowings is as following:

Creditors	A nn ual Interest Rate	Maturity date	As of June 30, 2024	As of June 30, 2025
			RMB	RMB
Zhejiang Hangzhou Rural Commercial Bank (1)	4.35%	July 1, 2024	4,000,000	-
Zhejiang Hangzhou Rural Commercial Bank (1)	4.35%	June 12, 2025	3,000,000	-
Zhejiang Hangzhou Rural Commercial Bank (2)	4.35%	August 29, 2024	3,000,000	-
Zhejiang Hangzhou Rural Commercial Bank (1)	4.35%	June 11, 2026	-	7,000,000
Zhejiang Hangzhou Rural Commercial Bank (2)	4.35%	August 21, 2025	-	3,000,000
Hangzhou United Rural Commercial Bank (3)	3.65%	August 21, 2025	-	3,000,000
Hangzhou United Rural Commercial Bank (4)	3.40%	September 4, 2025	-	7,000,000
Hangzhou United Rural Commercial Bank (5)	3.40%	September 5, 2025	-	10,000,000
Total short-term borrowings			10,000,000	30,000,000

Zhejiang Hangzhou Rural Commercial Bank (6)	4.35%	August 13, 2026	1,000,000	1,000,000
Zhejiang Hangzhou Rural Commercial Bank (6)	4.35%	August 31, 2026	1,200,000	1,200,000
Total long-term borrowings			2,200,000	2,200,000

(1)
On June 24, 2022, Youba Tech mortgaged a building of RMB34,791,400 to obtain a line of credit
(“Credit Line I”)
from
Zhejiang Hangzhou Rural Commercial Bank in the amount
of
RMB7,000,000, with a
five
-year
term from June 24, 2022 to June 23, 2027. On July 31, 2023, Youba Tech withdrew RMB4,000,000 from
Credit Line I
, with an effective annual interest rate of 4.35% and a term of 12 months, which was fully repaid on July 1, 2024. On
June
17
, 202
4
, Youba Tech withdrew another RMB3,000,000 from
Credit Line I
, with an effective annual interest rate of 4.35% and a term of 12 months, which was fully repaid on
June
12
, 202
5
.
On July 1, 2024,
Youba Tech withdrew
another RMB4,000,000 from the same line of credit, which was fully repaid on
June 12, 2025
.
On
June
13
, 202
5
, Youba Tech withdrew another RMB
7,000,000
from the same line of credit, with an effective annual interest rate of
4.35
% and a term of 12 months.

(2)
On September 8, 2022, with the same building of RMB34,791,400 for security pledge, Youba Tech obtained another line of credit
(“Credit Line II”)
from Zhejiang Zhangzhou Rural Commercial Bank in the amount of RMB5,200,000, with a five
-year term from September 8, 2022 to September 7, 2027. On
September 5
, 202
3
, Youba Tech withdrew RMB
3,000,000
from
Credit Line II
, with an effective annual interest rate of
4.35
% and a term of 12 months, which was fully repaid on
August
29
, 202
4
. On August 29, 2024, Youba Tech withdrew another RMB
3,000,000
from
Credit Line II with an effective annual interest rate of
4.35
% and a term of 12 months, which was fully repaid on
August 2
1
, 2025
.

(3)
On September 6, 2024, Youba Tech obtained a line of credit (“Credit Line III”) of RMB20,000,000 from Hangzhou United Bank, secured by Mr. Zhang Jiahua, the Chairman of the Board of Directors, Yang Ying, the Spouse of Zheng Jiahua, and Mr. Zheng Nan, the Chief Executive Officer of the Group, with a two-year term from September 6, 2024 to September 5, 2026. On August 19, 2024, Youba Tech withdrew RMB3,000,000 from Credit Line III, which was fully repaid on February 10, 2025
.
On February 11, 2025, Youba Tech withdrew RMB
3,000,000 from
Credit Line III,
with an effective annual interest rate of
3.65
% and a term of 12 months
, which was secured by one of Mr. Zheng Nan’s real estates of RMB50,000,000.
This loan was fully repaid on
August 21, 2025
.

(4)
On
September 6, 2024
,
Youba Tech withdrew RMB
7,000,000
from
Credit Line III,
with an effective annual interest rate of
3.40
% and a term of
12
months, which was secured by
one
of Mr. Zheng Nan’s real estates of RMB50,000,000. This loan was fully repaid on
September
4, 2025
.

(5)
On
September
9
, 2024
,
Youba Tech withdrew RMB
10,000,000
from
Credit Line III,
with an effective annual interest rate of
3.40
% and a term of 12 months
, which was secured by one of Mr. Zheng Nan’s real estates of RMB50,000,000.
The loan
was fully repaid on
September
5
, 2025
.

(6)
On August 14, 2023, Youba Tech withdrew RMB
1,000,000
from
Credit Line II
with Zhejiang Zhangzhou Rural Commercial Bank, with an effective annual interest rate of
4.35
% and a term of 3 years. On September 1, 2023, Youba Tech withdrew RMB
1,200,000
from the same line of credit of
five
-year term, with an effective annual interest rate of
4.35
% and a term of 3 years.

Interest expenses for the years ended June 30, 2023, 2024 and 2025 were RMB386,908, RMB521,706 and RMB1,091,353, respectively.

7.	Related party transactions

The table below sets forth the major related parties that had transactions with the Group, and their relationships with the Group:

No.	Name of Related Parties	Relationships
1	Zheng Nan	Chief Executive Officer
2	Zheng Jiahua	Chairman of the Board of Directors
3	Hangzhou Yinuo Technology Co., Ltd.	Entity controlled by shareholders
4	Chongqing Zijing Huangcheng International Co., Ltd. Hangzhou Branch (“Chongqing Zijin Huangcheng”)	Entity controlled by Zheng Nan’s immediate family

(a)	The Group entered into the following transactions with related parties:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Nature
Loan s from a related party
Zheng Jiahua	-	300,000	3,030,000
Repayment of loan s from a related party
Zheng Jiahua	-	300,000	3,030,000
Loan s to related parties
Zheng Jiahua	-	400,000	500,000
Zheng Nan	-	-	6,300,000
Collection from loan s to related parties
Zheng Jiahua	-	-	500,000
Zheng Nan	-	400,000	6,300,000
A mount received on behalf of the Group
Zheng Nan	-	111,341	191,820
Collection of accounts receivable on behalf of the Group
Zheng Nan	-	-	223,316
Information marketing services procured from a related party
Chongqing Zijin Huangcheng	-	-	255,000
(b)	The Group had the following balances with related parties as of June 30, 2024 and 2025:

	As of June 30,
Amounts due from related parties	2024	2025
	RMB	RMB
Zheng Nan (1)	111,341	79,845
Chongqing Zijin Huangcheng (2)	-	200,000
Total	111,341	279,845

(1)	The balance represented the travel service payments received through the platform fund account on Zelle, a digital payment platform, held by Mr. Zheng Nan, the Chief Executive Officer of the Group.
(2)	The balance represented the prepayments to Chongqing Zijin Huangcheng for marketing services.

8.	Share-based compensation

2022 equity incentive plan

On January 20, 2022, the shareholders of Youba Tech, who are also the shareholders of the Company after its establishment, approved the 2022 equity incentive plan (the “2022 Plan”) to grant an aggregate of 470,000 restricted stock units (“RSUs”) at a unit purchase price of RMB1.00 to qualified management and employees in order to retain and motivate the management team and core employees to improve the Group's ability to create value and long-term competitiveness.

The RSUs are subject to a four-year or five-year annual vesting schedule and shall vest evenly by month between anniversary date of January 31, 2023 (“Designated Date”), as follow:

Vesting Schedule	Four-year Schedule	Five-year Schedule
Between 1 st anniversary date and 2 nd anniversary date of Designated Date	20%	10%
Between 2 st anniversary date and 3 rd anniversary date of Designated Date	20%	10%
Between 3 rd anniversary date and 4 th anniversary date of Designated Date	30%	20%
Between 4 th anniversary date and 5 th anniversary date of Designated Date	30%	30%
Between 5 th anniversary date and 6 th anniversary date of Designated Date	-	30%

These RSUs were considered as nonvested shares under the definition of ASC 718-10-20 and subject to service condition, that is the grantees are required to provide services during the vesting period. Upon termination of employment in the form of resignation or dismissal due to incompetence or violation of company rules and regulations, the unvested restricted shares are forfeited. The Group accounts for forfeitures as a reduction of stock-based compensation expense when the forfeiture actually occurs.

On June 12, 2023, the unvested RSUs among 470,000 RSUs in aggregate granted under 2022 Equity Incentive Plan is resolved, as an ordinary resolution, that the cancellation of 2022 Equity Incentive Plan is approved by the Board of Directors of the Company. For the unvested RSUs, the requisite service is expected to be rendered. The Company considered it as a repurchase for no consideration and all remaining unrecognized compensation cost should be recognized on the cancellation date.

The Group recognized share-based compensation of RMB12,880,986 for the years ended June 30, 2023. During the year ended June 30, 2023, share-based compensation expenses of RMB9,950,899 were accelerated recognized for all of the unvested RSUs due to the cancellation of 2022 Equity Incentive Plan.

The allocation of total share-based compensation expenses is set forth as follows:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Sales and marketing expenses	10,081,427	-	-
General and administrative expenses	3,388,065	-	-
Research and development expenses	(588,506)	-	-
Total	12,880,986	-	-

9.	Taxation

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

British Virgin Islands (“BVI”)

Youbus International Limited is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Youbus International Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

Webus Hongkong Limited is incorporated in Hong Kong and is subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000,000 will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”). EIT grants preferential tax treatment to HNTEs at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Zhejiang Youba obtained its HNTE status in December 2021, and was entitled to the preferential income tax rate of 15%
for the calendar years ended December 31, 2021, 2022 and 2023
. The HNTE certificate was expired in December 2024 and Zhejiang Youba did not renew this certificate any more. Thus, Zhejiang Youba did not enjoy the 15% preferential tax rate since
January 1, 2024.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended June 30, 2024 and 2025, all PRC subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates

United States

Wetour Travel Tech LLC, which is incorporated in the U.S. is subject to a combination of federal income tax rate of 21% and Delaware state income tax rate of 8.7%. Wetour Travel Tech LLC had no income from Delaware state for the years ended June 30, 2023, 2024 and 2025. As a result, Wetour Travel Tech LLC is merely subject to a federal income tax rate of 21% for the years ended June 30, 2023, 2024 and 2025.

9.	Taxation (continued)

(
Loss
)
/Income
 before provision for income taxes is attributable to the following geographic locations:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
PRC	(17,725,199)	(4,504,937)	(5,141,885)
United States	342,784	403,291	(7,438,517)
Hong Kong	-	-	13
Total loss before income taxes	(17,382,415)	(4,101,646)	(12,580,389)

The following table sets forth current and deferred portion of income tax expense/(benefit) of the
Group
:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense/(benefit) :
PRC	176,434	(71,265)	-
United States	71,985	25,211	(97,344)
Hong Kong	-	-	2
Total current income tax expense/(benefit)	248,419	(46,054)	(97,342)
Total deferred income tax	-	-	-
Total income tax expense/(benefit)	248,419	(46,054)	(97,342)

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
L oss before income tax	(17,382,415)	(4,101,646)	(12,580,389)
PRC statutory income tax rate	25%	25%	25%
Income tax benefit at statutory tax rate of 25%	(4,345,604)	(1,025,412)	(3,145,097)
Effect of different tax rates in other jurisdictions	(13,711)	(18,513)	1,310,516
Effect of additional deduction for R&D expenses	(591,808)	(332,759)	(10,811)
Effect of non-deductible share-based compensation expenses	3,220,246	-	-
Effect of non-deductible entertainment expense	22,017	93,262	37,901
Effect of preferential tax rates	208,460	1,660,278	1,028,377
Effect of deferred tax effect of tax rate change	16,889	3,100,939	-
Effect of deferred offering cost	-	(1,337,541)	-
Effect of NOL true up	-	499,562	(266,824)
Effect of change in valuation allowance	1,731,930	(2,685,870)	948,596
Income tax expenses/(benefit)	248,419	(46,054)	(97,342)

9.	Taxation (contin ued )

Deferred Taxes

The significant components of the net deferred tax assets are summarized below:

	As of June 30,
	2024	2025
	RMB	RMB
Deferred tax assets:
Net operating loss carried forward	1,916,057	2,788,726
Accrued expenses	57,287	111,329
Lease liabilities	11,779	2,773
Excess advertising expense	-	18,656
Total deferred tax assets	1,985,123	2,921,484
Less: valuation allowance	1,969,757	2,918,353
Total deferred tax assets, net of valuation allowance	15,366	3,131
Net off against deferred tax liabilities	15,366	3,131
Net deferred tax assets	-	-

Deferred tax liabilities:
Right-of-use assets	(15,366)	(3,131)
Total deferred tax liabilities	(15,366)	(3,131)
Net off against deferred tax assets	15,366	3,131
Net deferred tax liabilities	-	-

Changes in valuation allowance are as follows:

	As of June 30,
	2024	2025
	RMB	RMB
Balance at the beginning of the years	4,655,627	1,969,757
Additions of valuation allowance	415,069	948,596
Deferred tax effect of tax rate change	(3,100,939)	-
Balance at the end of the years	1,969,757	2,918,353

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than ten years, starting from the year subsequent to the year in which the loss was incurred. Carry back of losses is not permitted.

Total net operating losses (NOLs) carry forwards of the Group’s entities in mainland China is RMB38,321,142 and RMB41,413,435 as of June 30, 2024 and 2025, respectively. As of June 30, 2025, net operating loss carry forwards from PRC will expire in fiscal years 2028 through 2032, if not utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of June 30, 2024 and 2025, RMB1,969,757 and RMB2,918,353
valuation allowance has been established
,
respectively
.

Unrecognized Tax Benefits

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended June 30, 2023, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

In the United States, the Internal Revenue Service generally has the authority to examine federal income tax filings for three years from the date of filing, with an extended six-year statute of limitations in cases where a substantial understatement of income occurs, defined as an omission exceeding 25% of reported income.

10.	Leases

The Group has operating leases mainly for office spaces.

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30,
	2024	2025
	RMB	RMB
Right-of-use assets	588,396	471,078
Amortization of right-of-use assets	(281,066)	(244,706)
Right-of-use assets, net	307,330	226,372

Lease liabilities , current	180,135	219,202
Lease liabilities, non-current	55,454	-
Total lease liabilities	235,589	219,202

Weighted average remaining lease term	1.2 years	1.2 year s
Weighted average discount rate	4.35%	3.63%

Amortization expenses of right-of-use assets for the years ended June 30, 2023, 2024 and 2025 were RMB263,898, RMB281,066 and RMB244,706, respectively.

For the years ended June 30, 2023, 2024 and 2025, the lease expense was as follows:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Operating leases expense excluding short-term lease expense	270,328	286,964	251,303
Short-term lease expense	171,281	32,655	8,160
Total	441,609	319,619	259,463

Because most of the leases do not provide an implicit rate of return, the
Group
used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the
Group
’s operating leases as of June 30, 2025:

For the years ending June 30,	RMB
2026	221,765
Total lease payments	221,765
Less: imputed interest	2,563
Total	219,202

11.	Ordinary shares

Upon the establishment of Webus on February 10, 2022, the Company issued 50,000 ordinary shares, par value $1 per share to five BVI companies, which were wholly-owned by five individual shareholders, respectively, who were the proportionate former individual shareholders of Youba before the Reorganization. 925 ordinary shares owned by a shareholder were transferred to a new shareholder for the purpose of Reorganization.

On September 16, 2022, the Company effectuated the below recapitalization: (i) a 1 for 10,000 stock split on the Company's issued and outstanding ordinary shares, resulting in the 500,000,000 shares authorized and outstanding, and the par value was changed from $1 to $0.0001 after the stock split; (ii) the Company repurchased 495,000,000 shares from shareholders proportionate to original holding ratio, resulting in the 5,000,000 shares issued and outstanding after the recapitalization.

On March 10, 2023, the Company issued 30,000,000 additional ordinary shares to existing shareholders per the ratio of 1:7, which are identical to the previously issued 5,000,000 ordinary shares, with consideration receivable from the shareholders as a part of the recapitalization, resulting in the 35,000,000 ordinary shares issued and outstanding.

On October 31, 2024, the Company effected the below recapitalization: a reverse share split through the repurchase of 15,000,000 shares at $0.0001 per share from all shareholders ("Reverse Share Split"), that is, approximately 43% of ordinary shares was repurchased from every shareholder (with the fractional shares rounding off to the nearest whole share). The Reverse Share Split had no effect on any shareholders’ proportionate equity interest in the Company. The par value remained at $0.0001 per share following the Reverse Share Split, and the number of the Company’s issued and outstanding ordinary shares reduced to 20,000,000 ordinary shares. As a result, the aggregate par value of the outstanding ordinary shares reduced, with the aggregate share subscription receivable correspondingly reduced. The Reverse Share Split has no effect on the Company’s total shareholders’ equity.

As a result of the recapitalization, all share and per share data in the consolidated financial statements have been retrospectively adjusted to all periods presented.

On February 28, 2025, the Company completed its IPO and issued 2,000,000 ordinary shares with par value of $0.0001 per share. The gross proceeds to the Company from the IPO, before deducting commissions, expense allowance, and expenses were RMB58,262,400 ($8,000,000).

The share subscription receivable presents the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis before the incorporation of the Company. Subscription receivable has no payment terms nor any interest receivable accrual.

12.	Warrants

In connection with the IPO, the Company issued warrants (the “Representative Warrants”) to its representative underwriter, Alexander Capital, L.P., to purchase a number of ordinary shares equal to 7% of the total number of ordinary shares sold in the IPO as compensation for the services in connection with the IPO. Alexander Capital, L.P. is entitled to exercise each warrant by purchase of one ordinary share at an exercise price of $5 at any time from February 28, 2025 to February 28, 2030. The Representative Warrants can be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the warrants. The warrants are subject to adjustments in the event of (i) share dividends, (ii) aggregation of shares, (iii) subsequent right offerings, (iv) replacement of securities upon reorganization, and (v) changes in the form of warrants. The warrants may be exercised on “cashless basis”.  As of June 30, 2025, 140,000
Representative Warrants were issued and outstanding
,
none of the Representative Warrants were exercised.

In accordance with ASC 815, the Company determined that the warrants meet the conditions necessary to be classified as equity because the consideration is indexed to the Company’s own equity, there are no exercise contingencies based on an observable market not based on its stock or operations, settlement is consistent with a fixed-for-fixed equity instrument, the agreement contains an explicit number of shares and there are no cash payment provisions.

The fair value of the Representative Warrants was estimated at
RMB1,660,016 (
$
227,937
)
, using the Binomial model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield as of the issued date of February 28, 2025. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates it to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

As of February 28, 2025
Exercise price	$5.00
Stock price	$3.76
Expected life of the warrants (in years)	5.00
Risk free rate	4.00%
Dividend yield	-%
Volatility	54.43%

	Number of warrants	Weighted average exercise price	Weighted average remaining term (years)
Outstanding as of June 30, 2024	-	-
Issued	140,000	$5.00	5
Exercised	-	-	-
Forfeited of expired	-	-	-
Outstanding as of June 30, 2025	140,000	$5.00	4.67

13.	Restricted net assets

The Group’s operations are conducted through its PRC subsidiaries, and the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes
.

In accordance with the Company Law of the PRC and the PRC regulations on enterprises with foreign investment, whether a domestic enterprise or a wholly owned foreign enterprise (“WFOE”) established in the PRC are both required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. Both a domestic enterprise and a WFOE are required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Company’s PRC consolidated subsidiaries are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of June 30
,
2025, net assets restricted in the aggregate included in the Group’s consolidated net assets w as
RMB
532,000
, respectively.

14.	Fair value measurements

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of June 30
,
2024 and
2025
:

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
As of June 30, 2025
Short-term investments	860,484	-	-	860,484

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
As of June 30, 202 4
Short-term investments	-	-	-	-

15.	Geographic information

As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented. The following table presents the revenue by geographical region, based on the location of service performance for the years ended June 30, 2023, 2024 and 2025:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
North American	14,299,487	25,689,032	19,663,963
China	139,610,225	12,758,034	7,474,699
Japan and Korea	226,869	5,298,445	6,556,006
Others	89,425	2,230,910	1,898,387
Total	154,226,006	45,976,421	35,593,055

16.	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers which represent 10% or more of the Group's total accounts receivable:

	As of June 30,
	2024		2025
	RMB		RMB
Percentage of the Group’s accounts receivable	Amount	%	Amount	%
Customer A	656,705	74	*	*
Customer B	160,859	18	74,000	21
Customer C	*	*	136,782	38
Customer D	*	*	100,600	28

*	Represented the percentage below 10%

For the years ended June 30, 2023, 2024 and 2025,
no
single customers accounted for 10% or more of the Group’s total revenues.

The following table sets forth a summary of single suppliers which represent 10% or more of the Group’s total accounts payable:

	As of June 30,
	2024		2025
	RMB		RMB
Percentage of the Group’s accounts payable	Amount	%	Amount	%
Supplier A	256,310	62	*	*
Supplier B	56,854	14	25,505	61
Supplier C	*	*	5,505	13

*    Represented the perc
ent
age bel
o
w 10%

The following table sets forth a summary of single suppliers which represent 10% or more of the Group's total purchases:

	For the years ended June 30,
	2023		2024		2025
	RMB		RMB		RMB
Percentage of the Group’s total purchases	Amount	%	Amount	%	Amount	%
Supplier D	15,440,699	11	*	*	*	*
Supplier E	14,215,162	10	*	*	*	*

*	Represented the percentage below 10%

17.	Condensed financial information of the parent company

The Group performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Group to disclose the financial statements for the parent Company.

Condensed Balance Sheets

	As of June 30,
	2024	2025	2025
	RMB	RMB	$ Note 2 (e)
ASSETS
Cash	-	4,037,883	563,667
Short-term investment	-	661,824	92,387
Amounts due from the Group’s entities		3,216,456	449,000
Prepaid expenses and other current assets	-	26,863,500	3,750,000
Other non-current assets	-	4,931,108	688,355
Investment in subsidiaries	27,807,737	17,118,074	2,389,592
TOTAL ASSETS	27,807,737	56,828,845	7,933,001

LIABILITIES
Accrued expenses and other current liabilities	-	6,258	874
TOTAL LIABILITIES	-	6,258	874

SHAREHOLDERS’ EQUITY
Ordinary Shares ($0.0001 par value per share; 500,000,000 and 500,000,000 shares authorized as of June 30, 2024 and 2025; 20,000,000 and 22,000,000 shares issued and outstanding as of June 30, 2024 and 2025, respectively *)	12,720	14,177	1,979
Additional paid-in capital	65,063,327	107,349,192	14,985,369
Share subscription receivable	(12,720)	(12,720)	(1,776)
Accumulated deficit	(37,278,750)	(49,761,797)	(6,946,479)
Accumulated other comprehensive income/(loss)	23,160	(766,265)	(106,966)
Total shareholders' equity	27,807,737	56,822,587	7,932,127
TOTAL LIABILITIES AND SHAREHOLDES’ EQUITY	27,807,737	56,828,845	7,933,001

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization. (Note 11).

Condensed Statements of operations

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	$ Note 2 (e)
Operating expenses:
General and administrative expenses	-	-	(5,016,921)	(700,335)
Financial expenses, net	-	-	207,024	28,899
Share-based compensation expenses	(12,880,986)	-	-	-
Share of loss in subsidiaries	(4,749,848)	(4,055,592)	(7,673,150)	(1,071,131)
Loss from operations	(17,630,834)	(4,055,592)	(12,483,047)	(1,742,567)
Net loss	(17,630,834)	(4,055,592)	(12,483,047)	(1,742,567)

Condensed Statements of Cash Flows

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	$ Note 2 (e)
Net cash used in operating activities	-	-	(39,836,955)	(5,561,024)
Net cash used in investing activities	-	-	(5,658,778)	(789,935)
Net cash provided by financing activities	-	-	50,333,827	7,026,331
Effect of exchange rate changes on cash	-	-	(800,211)	(111,705)
Net change in cash	-	-	4,037,883	563,667
Cash at beginning of the year s	-	-	-	-
Cash at end of the year s	-	-	4,037,883	563,667

18.	Commitments and contingencies

	Payment due to schedule
	Total	Less than 1 year	1-3 years	4-5 years
Office rental	221,765	221,765	-	-
Bank borrowings	32,200,000	30,000,000	2,200,000	-
Installment payment payable for Vehicles	414,400	134,400	280,000	-

Operating lease agreements represent non-cancellable operating leases for our office space.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2025.

1 9 .	Subsequent events

New bank borrowings acquired

On August 21, 2025, Youba Tech obtained an additional short-term borrowing of RMB3,000,000 ($418,784)
from
Credit Line II
with a maturity date of
June 23, 2026 and an annual interest rate of 3.85%.

On September 5, 2025, Youba Tech obtained an additional short-term borrowing of RMB9,500,000 ($1,326,149)
from
Credit Line III
with a maturity date of
September 3, 2026 and an annual interest rate of 3.45%.

Capital Expenditure

On July 24, 2025, Hangzhou Shunxing entered into a building purchase agreement, with a total consideration of RMB13,522,689. On August 22, 2025, it further entered into a parking space purchase agreement, with a total consideration of RMB500,000. As of the date of this report, Hangzhou Shunxing had made a prepayment of RMB
3,500,000
in relation to the aforementioned agreements.

2025 Share Incentive Plan

On October 30
, 2025, the Company’s board of directors adopted, subject to approval by the shareholders, the 2025 share incentive plan (the “2025 Plan”), to provide for the grant of a variety of share-based awards, including share options, restricted shares, restricted share units and other types of share-based awards, as may be determined by the Compensation Committee or the Board of Directors. The maximum number of ordinary shares that may be issued under the 2025 Plan is 3,300,000 ordinary shares of the Company, par value $0.0001 each, subject to adjustment in the event of share splits, recapitalizations or similar events.
As of the date of this report, no awards have been granted under the 2025 Plan.

Collection of other receivables in the form of USDC

On October 29, 2025, the Company collected US$500,000 (equivalent to RMB3,581,800) of other receivables in the form of USD Coin (“USDC”) (see Note 3).

