Form 20-F
period 2026-06-30
Wetour Robotics Ltd
filed 2026-11-05
CIK 1941158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number:

001-42536

Wetour Robotics Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 7003, 3300 N Interstate 35 Ste 700

Austin, TX, United States 78705

(Address of Principal Executive Offices)

Nan Zheng

Tel: +1 617-581-7632

Room 7003, 3300 N Interstate 35 Ste 700

Austin, TX, United States 78705

service@wetourvip.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary Shares, par value US$0.01 per share	WETO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2026 was: 821,300 ordinary shares, par value $0.01 per share.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International	☐ Other

Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

Wetour Robotics Limited

FORM 20-F ANNUAL REPORT

i

GENERAL INFORMATION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“Second A&R Memorandum and Articles of Association” are to the second amended and restated memorandum and articles of association of Wetour adopted by special resolution on August 24, 2026;

●	“China” or “PRC” are to the People’s Republic of China, including Hong Kong and Macau; however the only time such jurisdictions are not included in the definition of PRC and China is when we refer to the specific laws that have been adopted by the PRC. The term “Chinese” has a correlative meaning for the purpose of this report;

●	“Hangzhou Shunxing” is to Hangzhou Shunxing Technology Co., Ltd., a company formed under the laws of the PRC and a wholly owned subsidiary of WFOE;

●	“Individual Registered Shareholders” are to Zheng Jiahua and Wu Chunyun who collectively hold 50% of the equity interest of Youba Tech;

●	“NextFood” is to NextFood Technology Inc., a company incorporated in the state of Delaware and a controlled subsidiary of Wetour Robotics;

●	“Ordinary Shares” are to our Ordinary Shares, par value $0.01 per share;

●	“PRC Subsidiaries” is to WFOE, Hangzhou Shunxing, and Webus Travel Agency, our wholly owned subsidiaries in the PRC;

●	“Vantrapower” is to Vantrapower LLC, formerly named as HeatBowl LLC, a company incorporated in the state of Texas and a controlled subsidiary of Wetour Robotics through Wetour;

●	“Wetour” is to Wetour Travel Tech, LLC, a Delaware company and a wholly-owned subsidiary of Wetour Robotics;

●	“Wetour Robotics,” “we,” “us,” “our,” “the holding company,” or the “Company” are to the registrant Wetour Robotics Limited, an exempted company incorporated under the laws of the Cayman Islands, formerly known as Webus International Limited;

●	“Webus HK” is to Webus Hongkong Limited, a company formed under the laws of Hong Kong and a wholly-owned subsidiary of Youbus International;

●	“Webus Travel Agency” is to Hangzhou Webus Travel Agency Co., Ltd., a company formed under the laws of the PRC and a wholly owned subsidiary of Hangzhou Shunxing;

●	“WFOE” or “Xinjieni Tech” are to Zhejiang Xinjieni Technology Co., Ltd., a company formed under the laws of the PRC and a wholly owned subsidiary of Webus HK;

●	“Youba Tech” or “VIE” are to Zhejiang Youba Technology Co., Ltd., a company organized under the laws of the PRC and the operating entity which has entered into the VIE Agreement with WFOE;

●	“Youbus International” is to Youbus International Limited, a company formed under the laws of the British Virgin Islands and a wholly-owned subsidiary of Wetour Robotics;

●	“shares”, “Shares” or “Ordinary Shares” as of the date hereof refer to our Ordinary Shares, par value $0.01 per share;

●	The “Group” is to Wetour Robotics, Vantrapower, NextFood, Youbus International, Webus HK, and the WFOE, as a group;

●	“RMB” or “¥” are to the legal currency of China; and

●	“$”, “US$”, “USD” or “U.S. Dollars” are to the legal currency of the United States.

A portion of our business is conducted by Youba Tech and Webus Travel Agency in the PRC using Chinese yuan (the “RMB”), the legal currency of mainland China. Our consolidated financial statements are presented in RMB. The amounts for the fiscal years ended June 30, 2024, 2025 and 2026 are presented in U.S. dollars for convenience purpose. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable.

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

Our operations and business prospects are always subject to risks and uncertainties including, among others:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	fluctuations in interest rates;

●	our expectations regarding demand for and market acceptance of our products and services;

●	projections of revenue, earnings, capital structure and other financial items;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry; and

●	general economic and business conditions in the markets in which we operate.

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

Unless the context requires otherwise, references in this Report to “we,” “us,” “our,” “our company,” “the Company” or similar terminology refer to Wetour Robotics Limited, including its subsidiaries.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

We are an exempted company incorporated in the Cayman Islands. Wetour Robotics Limited began transforming into a physical artificial intelligence (“Physical AI”) infrastructure company in 2026 while continuing to operate its legacy mobility and packaged tour services. Our principal executive offices are located in Austin, Texas, and our platform research, development and commercialization activities are conducted primarily through our United States operations.

We are developing Orchestra, a hardware-software integrated operating system designed to translate human gestures and visual recognition signals into real-time command signals for connected physical devices. Orchestra is built around three components: (i) Conductor, a software pipeline that ingests surface electromyography (“sEMG”) signals from wristband, classifying real-time continuous gestures into standardized commands that drive physical device responses; (ii) Vision-Link, a visual scene recognition and execution layer that converts camera input into actuator commands; and (iii) Orchestra OS, a device-agnostic operating system comprising perception, intent, orchestration and safety engines.

During the period covered by this Report, the Group continued to operate its legacy mobility and packaged tour services business, which provided the Group’s operating revenue base for the fiscal year ended June 30, 2026. These services include (i) packaged tour service, (ii) customized chartered bus service, and (iii) commute shuttle service, operated primarily through the Group’s U.S. subsidiary and, to a lesser extent, its PRC Subsidiaries and VIE. For the fiscal year ended June 30, 2026, revenues generated by our U.S. subsidiary were RMB10,717,054, representing approximately 80.4% of total Group revenue.

As a holding company with no material operations, our operations were conducted by: (1) our subsidiaries in the United States and the PRC; (2) our direct investment in Youba Tech, the VIE in the PRC; and (3) through certain contractual arrangements with Youba Tech (the “VIE Agreements” or “Contractual Arrangements”). Through the VIE Agreements among WFOE, Youba Tech and Individual Registered Shareholders, which have not been tested in a court of law, we are regarded as the primary beneficiary of Youba Tech for accounting purposes, and, therefore, we are able to consolidate the financial results of Youba Tech in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as we only hold 50% equity interest in the VIE and do not and may never hold the equity interests over 50% in the VIE. Instead, the VIE structure provides contractual exposure to foreign investment in us. See “Item 4. Information on the Company – A. History and Development of the Company” for information on our current corporate structure and the VIE Agreements.

Transfer of Cash to and From Our Subsidiaries and the VIE

Wetour Robotics is incorporated in the Cayman Islands as a holding company with no actual operations and it currently conducts its business through its subsidiary in the U.S. and the VIE in China.

We are permitted under the Cayman Islands laws to provide funding to our subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Webus HK is also permitted under the laws of Hong Kong to provide funding to Wetour Robotics and Youbus International through dividend distribution without restrictions on the amount of the funds.

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

Subject to the Cayman Islands Companies Act and our Second A&R Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Wetour Robotics to Webus HK or from Webus HK to Wetour Robotics. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit the VIE, Webus Travel Agency and Hangzhou Shunxing to pay dividends to Webus HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of the VIE, Webus Travel Agency and Hangzhou Shunxing is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, the VIE, Webus Travel Agency and Hangzhou Shunxing are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this Report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. See “Risk Factors - Risks Related to Doing Business in China – To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets”.

The People’s Bank of China and SAFE have from time to time implemented capital control measures in response to capital outflows and fluctuations in the value of the RMB against the U.S. dollar, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. Although SAFE has since relaxed certain foreign exchange administration requirements, there can be no assurance that such measures will not be reinstated or tightened. The PRC government may continue to strengthen its capital controls and our PRC Subsidiaries’ and VIE’s dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Ordinary Shares.

A significant portion of the Company’s business is conducted through the VIE. Funds may be paid by the VIE to the WFOE as service fees pursuant to the VIE agreements. The Company may rely on dividends paid by the WFOE for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we may rely on payments made from the VIE to the WFOE and from Webus Travel Agency and Hangzhou Shunxing to the WFOE, from the WFOE to Webus HK, from Webus HK to Youbus International, and finally from Youbus International to Wetour Robotics. Certain payments from the WFOE to Webus HK are subject to PRC taxes, including business taxes and VAT. As of the date of this Report, the VIE has not made any other transfers, loans, or distributions.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the VIE or the WFOE to Webus HK. As of the date of this Report, the WFOE currently does not have any plan to declare and pay dividends to Webus HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Webus HK intends to apply for the tax resident certificate when the WFOE plans to declare and pay dividends to Webus HK. When the WFOE plans to declare and pay dividends to Webus HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions. See “Risk Factors - Risks Related to Our Corporate Structure - We are a holding company, and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

The WFOE may rely on the service fees to be paid by the VIE pursuant to the VIE agreements, Webus Travel Agency and Hangzhou Shunxing. There has been no cash flows and transfers of other assets among the holding company, its subsidiaries, and the VIE. The cash transfer among the holding company and its subsidiaries is intended to be made through dividends, capital contributions or intercompany loans between the holding company and its subsidiaries, if needed in the future. Currently, we do not have any intentions to distribute earnings or settle amounts owed to our agreements, including the VIE agreements, except to the agreements entered under normal business operation as discussed hereof. None of our subsidiaries and the VIE has made any dividend payment or distribution to the holding company as of the date this Report, and we currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Neither the Company nor any of its subsidiaries or the VIE has made any dividends or distributions to U.S. investors as of the date of this Report.

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

Transferring cash through the VIE is subject to risks due to the uncertainty of the interpretation and application of the PRC laws and regulations, including but not limited to regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangement with the VIE. We are also subject to the risks of the uncertainty that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations, or a complete hindrance of cash flow through the VIE. The VIE Arrangements are less effective than direct ownership due to the inherent risks of the VIE structure. We may have difficulty in enforcing any rights we may have under the VIE Agreements with the Youba Tech and its founders and shareholders in the PRC since all VIE Agreements are governed by the PRC laws and require us to resolve all disputes through arbitration in the PRC, where the legal environment is uncertain and not as developed as in the United States. Moreover, the Chinese government has significant oversight and discretion over the conduct of Youba Tech’s business and may intervene or influence Youba Tech’s operations at any time with little advance notice, which could result in a material change in our operations and/or the cash flow through the VIE. Furthermore, the VIE Agreements may not be enforceable in China if the PRC authorities or courts are of the view that such VIE Agreements contravene with the PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce the VIE Agreements, we may not be able to exert effective influence over the VIE and the VIE’s ability to conduct its business may be materially and adversely affected.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to WFOE and the VIE, Webus Travel Agency and Hangzhou Shunxing only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to WFOE or the VIE, Webus Travel Agency and Hangzhou Shunxing, we will be required to make filings with details of the loans with the SAFE in accordance with relevant PRC laws and regulations. WFOE and the VIE, Webus Travel Agency and Hangzhou Shunxing that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

For the years ended June 30, 2024, 2025 and 2026 and for the period from July 1, 2026 to November 5, 2026, the cash flows that have occurred between the Company, the VIE and its consolidated subsidiary, WFOE, which is the primary beneficiary of the VIE, and its consolidated subsidiary, and other subsidiaries are summarized as the following:

	For the years ended June 30			From July 1, 2026 to November 5,
	2024	2025	2026	2026
	RMB	RMB	RMB	RMB
Cash paid by Wetour Robotics Limited to other subsidiaries	-	3,223,620	4,172,879	78,157,567
Cash transfer from WFOE and its consolidated subsidiary to VIE and its consolidated subsidiary	-	-	7,420,000	1,050,000
Cash transfer from VIE and its consolidated subsidiary to WFOE and its consolidated subsidiary	4,000	28,000	13,078,095	4,045,996
Wetour Robotics Limited’s contribution of paid-in capital to other subsidiaries	-	5,014,520	4,750,927	-
Other subsidiaries’ contribution of paid-in capital to WFOE and its consolidated subsidiary	-	5,014,520	4,881,959	-

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations and comprehensive loss data and summary consolidated statements of cash flows data for the years ended June 30, 2024, 2025, and 2026, and the summary consolidated balance sheets data as of June 30, 2025, and 2026 have been derived from our audited consolidated financial statements included elsewhere in this Report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Report.

The following table presents our summary consolidated statements of operations and comprehensive loss for the periods indicated.

	For the years ended June 30，
	2024	2025	2026	2026
	RMB	RMB	RMB	$

Revenues	45,976,421	35,593,055	13,336,158	1,965,506
Cost of revenues	(39,546,098)	(29,692,707)	(12,227,303)	(1,802,081)
Gross profit	6,430,323	5,900,348	1,108,855	163,425

Operating expenses:
Sales and marketing expenses	(7,468,321)	(8,333,493)	(6,646,082)	(979,511)
General and administrative expenses	(5,098,450)	(9,883,761)	(20,008,988)	(2,948,960)
Research and development expenses	(1,331,037)	(1,056,335)	(229,709)	(33,855)
Total operating expenses	(13,897,808)	(19,273,589)	(26,884,779)	(3,962,326)
Operating loss	(7,467,485)	(13,373,241)	(25,775,924)	(3,798,901)

Other income/(expenses)
Financial expenses, net	(1,134,713)	(1,161,392)	(1,521,305)	(224,213)
Other income, net	4,500,552	1,954,244	263,778	38,876
Impairment loss on long-lived assets	-	-	(4,074,402)	(600,493)
Total other income/(loss), net	3,365,839	792,852	(5,331,929)	(785,830)

Loss before income tax expense	(4,101,646)	(12,580,389)	(31,107,853)	(4,584,731)
Income tax benefit	46,054	97,342	-	-
Net loss	(4,055,592)	(12,483,047)	(31,107,853)	(4,584,731)

Less: Net loss attributable to non-controlling interests	-	-	(1,816)	(268)
Net loss attributable to ordinary shareholders of Wetour Robotics Limited	(4,055,592)	(12,483,047)	(31,106,037)	(4,584,463)

Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	2,945	(789,425)	(1,622,541)	(239,133)
Total other comprehensive income/(loss)	2,945	(789,425)	(1,622,541)	(239,133)
Total comprehensive loss	(4,052,647)	(13,272,472)	(32,730,394)	(4,823,864)

Comprehensive loss attributable to non-controlling interests	-	-	(1,870)	(276)
Comprehensive loss attributable to ordinary shareholders of Wetour Robotics Limited	(4,052,647)	(13,272,472)	(32,728,524)	(4,823,588)
Loss per ordinary share
Basic and diluted*	(20.28)	(60.40)	(79.55)	(11.73)
Weighted average number of ordinary shares outstanding
Basic and diluted*	200,000	206,685	391,015	391,015

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization and reverse share splits.

The following table presents our summary consolidated cash flows for the periods indicated.

	For the Years Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB	$
Net cash provided by/(used in) operating activities	55,031	(58,731,377)	4,008,088	590,721
Net cash used in investing activities	(1,470,287)	(1,045,640)	(12,793,832)	(1,885,578)
Net cash provided by financing activities	2,042,038	69,137,486	375,651	55,364
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,945	(789,424)	(2,387,261)	(351,840)
Net change in cash, cash equivalents and restricted cash	629,727	8,571,045	(10,797,354)	(1,591,333)
Cash, cash equivalents and restricted cash at beginning of the year	2,151,180	2,780,907	11,351,952	1,673,071
Cash, cash equivalents and restricted cash at end of the year	2,780,907	11,351,952	554,598	81,738

The following table presents our summary consolidated balance sheets data for the dates indicated.

	As of June 30,
	2025	2026
	RMB	RMB	$
Cash, cash equivalents and restricted cash	11,351,952	554,598	81,738
Total current assets	56,927,375	53,187,786	7,838,911
Total non-current assets	36,668,577	36,745,392	5,415,601
Total current liabilities	34,293,365	29,135,111	4,293,986
Total non-current liabilities	2,480,000	83,333	12,282
Total shareholders’ equity	56,822,587	60,714,734	8,948,244
Total liabilities and shareholders’ equity	93,595,952	89,933,178	13,254,512

VIE Consolidation Schedule

The following table sets forth the summary consolidated balance sheets data as of June 30, 2024, 2025, and 2026, and the summary condensed consolidated statements of operations and cash flows for the years ended June 30, 2024, 2025, and 2026, of (i) the parent company, Wetour Robotics Limited; (ii) other subsidiaries, which include Youbus International Limited, Wetour Hongkong Limited, NextFood Technologies Inc., HeatBowl LLC, and Wetour Travel Tech LLC; (iii) WFOE, Zhejiang Xinjieni Technology Co., Ltd., and its subsidiaries, Hangzhou Shunxing Technology Co., Ltd. and Hangzhou Webus Travel Agency Co., Ltd., and (iv) the VIE, Youba Tech, of which WFOE owns 50% direct equity interest and another 50% variable interests through the contractual agreements that makes WFOE the primary beneficiary of the VIE to consolidate the VIE. On November 5, 2025, the Group completed an internal reorganization pursuant to which 100% equity interest of Webus Travel Agency was transferred from Youba Tech, the VIE, to the WFOE. Accordingly, Webus Travel Agency was included in the VIE financial information through November 5, 2025 and was excluded thereafter. For the years ended June 30, 2024 and 2025, Webus Travel Agency was included for the entire period. For the year ended June 30, 2026, Webus Travel Agency was included only through November 5, 2025. Consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the VIE’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with our (including the consolidated VIEs’) consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Report.

Consolidated Balance Sheets Schedule

	As of June 30, 2026
	Parent	VIE	WFOE	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	262	76,948	195,999	277,360	-	550,569
Restricted cash	-	34	-	3,995	-	4,029
Stable coin	6,771	-	-	-	-	6,771
Crypto asset	2,658,117	-	-	-	-	2,658,117
Short-term investment	-	16,093	-	150,000		166,093
Accounts receivable	-	3,240	-	87,637	-	90,877
Amounts due from related parties	-	-	75,000	265,292	-	340,292
Amounts due from the Group’s entities	6,547,801	11,101,095	2,068,947	427,402	(20,145,245)	-
Prepaid expenses and other current assets	46,310,793	288,994	2,300,211	471,040	-	49,371,038
Total current assets	55,523,744	11,486,404	4,640,157	1,682,726	(20,145,245)	53,187,786

Non-current assets:
Property and equipment, net	-	25,124,900	-	639,887	-	25,764,787
Other non-current assets	-	-	-	10,980,605	-	10,980,605
Investment in VIE	-	-	6,750,000	-	(6,750,000)	-
Investment in subsidiaries	9,876,508	-	4,390,000	20,998,679	(35,265,187)	-
Total non-current assets	9,876,508	25,124,900	11,140,000	32,619,171	(42,015,187)	36,745,392
TOTAL ASSETS	65,400,252	36,611,304	15,780,157	34,301,897	(62,160,432)	89,933,178

LIABILITIES
Current liabilities:
Short-term borrowings	-	19,250,000	-	-	-	19,250,000
Current portion of long-term borrowings	-	2,200,000	-	-	-	2,200,000
Accounts payable	-	750	-	38,849	-	39,599
Deferred revenue	-	-	-	883,681	-	883,681
Amounts due to a related party	-	20,000	-	50,000	-	70,000
Lease liabilities, current	-	-	250,201	-	-	250,201
Amounts due to the Group’s entities	-	2,800	1,147,487	18,951,573	(20,101,860)	-
Accrued expenses and other current liabilities	4,716,895	1,273,848	253,540	197,347	-	6,441,630
Total current liabilities	4,716,895	22,747,398	1,651,228	20,121,450	(20,101,860)	29,135,111

Non-current liabilities:
Other long-term liabilities	-	-	-	83,333	-	83,333
Total non-current liabilities	-	-	-	83,333	-	83,333
TOTAL LIABILITIES	4,716,895	22,747,398	1,651,228	20,204,783	(20,101,860)	29,218,444

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Ordinary Shares	55,503	-	-	-	-	55,503
Additional paid-in capital	143,897,160	57,713,163	16,656,629	24,692,155	(99,061,947)	143,897,160
Share subscription receivable	(12,720)	-	-	-	-	(12,720)
Accumulated deficits	(80,867,834)	(43,849,257)	(2,527,700)	(10,925,596)	57,302,553	(80,867,834)
Accumulated other comprehensive (loss) /income	(2,388,752)	-	-	299,178	(299,178)	(2,388,752)
Total Wetour Robotics Limited shareholders’ equity	60,683,357	13,863,906	14,128,929	14,065,737	(42,058,572)	60,683,357

Non-controlling interests	-	-	-	31,377	-	31,377

Total shareholders’ equity	60,683,357	13,863,906	14,128,929	14,097,114	(42,058,572)	60,714,734
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	65,400,252	36,611,304	15,780,157	34,301,897	(62,160,432)	89,933,178

	As of June 30, 2025
	Parent	VIE and its Consolidated subsidiary	WFOE and its subsidiary	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	4,037,883	998,945	5,028,871	1,286,253	-	11,351,952
Short-term investment	661,824	198,660	-	-	-	860,484
Accounts receivable	-	265,679	-	93,568	-	359,247
Amounts due from related parties	-	200,000	-	79,845	-	279,845
Amounts due from the Group’s entities	3,216,456	162,835	-	477,559	(3,856,850)	-
Prepaid expenses and other current assets	26,863,500	17,194,241	18,106	-	-	44,075,847
Total current assets	34,779,663	19,020,360	5,046,977	1,937,225	(3,856,850)	56,927,375

Non-current assets:
Property and equipment, net	-	31,511,097	-	-	-	31,511,097
Right-of-use assets, net	-	62,624	163,748	-	-	226,372
Other non-current assets	4,931,108	-	-	-	-	4,931,108
Investment in VIE	-	-	6,750,000	-	(6,750,000)	-
Investment in subsidiaries	17,118,074	-	-	10,029,040	(27,147,114)	-
Total non-current assets	22,049,182	31,573,721	6,913,748	10,029,040	(33,897,114)	36,668,577
TOTAL ASSETS	56,828,845	50,594,081	11,960,725	11,966,265	(37,753,964)	93,595,952

LIABILITIES
Current liabilities:
Short-term borrowings	-	30,000,000	-	-	-	30,000,000
Accounts payable	-	42,038	-	-	-	42,038
Deferred revenue	-	30,090	-	1,657,227	-	1,687,317
Income tax payable	-	-	-	2	-	2
Lease liabilities, current	-	55,454	163,748	-	-	219,202
Amounts due to the Group’s entities	-	490,716	32,000	3,329,809	(3,852,525)	-
Accrued expenses and other current liabilities	6,258	2,335,985	-	2,563	-	2,344,806
Total current liabilities	6,258	32,954,283	195,748	4,989,601	(3,852,525)	34,293,365

Non-current liabilities:
Long-term borrowings	-	2,200,000	-	-	-	2,200,000
Other long-term liabilities	-	280,000	-	-	-	280,000
Total non-current liabilities	-	2,480,000	-	-	-	2,480,000
TOTAL LIABILITIES	6,258	35,434,283	195,748	4,989,601	(3,852,525)	36,773,365

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Ordinary Shares	14,177	-	-	-	-	14,177
Additional paid-in capital	107,349,192	58,213,162	11,774,670	8,830,202	(78,818,034)	107,349,192
Share subscription receivable	(12,720)	-	-	-	-	(12,720)
Accumulated deficits	(49,761,797)	(43,053,364)	(9,693)	(1,884,516)	44,947,573	(49,761,797)
Accumulated other comprehensive (loss) /income	(766,265)	-	-	30,978	(30,978)	(766,265)
Total shareholders’ equity	56,822,587	15,159,798	11,764,977	6,976,664	(33,901,439)	56,822,587
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,828,845	50,594,081	11,960,725	11,966,265	(37,753,964)	93,595,952

Condensed Consolidated Statements of Operations Schedule

	For the year ended June 30, 2026
	Parent	VIE	WFOE and its consolidated subsidiaries	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	-	5,264,936	1,632,000	13,016,362	(6,577,140)	13,336,158
Cost of revenues	-	(261,709)	-	(11,965,594)	-	(12,227,303)
Gross profit	-	5,003,227	1,632,000	1,050,768	(6,577,140)	1,108,855
Operating expenses	(18,004,951)	(4,002,950)	(3,809,572)	(7,766,375)	6,699,069	(26,884,779)
Share of loss in VIE	-	-	(2,979,840	-	2,979,840	-
Share of loss in subsidiaries	(12,394,868)	-	-	(5,497,846)	17,892,714	-
Total operating expenses	(30,399,819)	(4,002,950)	(6,789,412)	(13,264,221)	27,571,623	(26,884,779)
Loss from operations	(30,399,819)	1,000,277	(5,157,412)	(12,213,453)	20,994,483	(25,775,924)
Total other income/(expenses), net	(708,034)	(3,980,117)	(340,434)	(181,415)	(121,929)	(5,331,929)
Net loss	(31,107,853)	(2,979,840)	(5,497,846)	(12,394,868)	20,872,554	(31,107,853)

	For the year ended June 30, 2025
	Parent	VIE and its consolidated subsidiary	WFOE and its consolidated subsidiary	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	-	16,042,669	-	26,167,991	(6,617,605)	35,593,055
Cost of revenues	-	(8,866,046)	-	(20,826,661)	-	(29,692,707)
Gross profit	-	7,176,623	-	5,341,330	(6,617,605)	5,900,348
Operating expenses	(5,016,921)	(13,160,857)	(8,760)	(7,582,326)	6,495,275	(19,273,589)
Share of loss in VIE	-	-	(5,133,114)	-	5,133,114	-
Share of loss in subsidiaries	(7,673,150)	-	-	(5,141,886)	12,815,036	-
Total operating expenses	(12,690,071)	(13,160,857)	(5,141,874)	(12,724,212)	24,443,425	(19,273,589)
Loss from operations	(12,690,071)	(5,984,234)	(5,141,874)	(7,382,882)	17,825,820	(13,373,241)
Total other income/(expenses), net	207,024	851,120	(12)	(387,610)	122,330	792,852
Income tax benefit	-	-	-	97,342	-	97,342
Net loss	(12,483,047)	(5,133,114)	(5,141,886)	(7,673,150)	17,948,150	(12,483,047)

	For the year ended June 30, 2024
	Parent	VIE and its consolidated subsidiary	WFOE	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	-	21,874,310	-	26,630,631	(2,528,520)	45,976,421
Cost of revenues	-	(18,335,542)	-	(21,210,556)	-	(39,546,098)
Gross profit	-	3,538,768	-	5,420,075	(2,528,520)	6,430,323
Operating expenses	-	(11,967,525)	-	(4,486,538)	2,556,255	(13,897,808)
Share of loss in VIE	-	-	(4,432,751)	-	4,432,751	-
Share of loss in subsidiaries	(4,055,592)	-	-	-	4,055,592	-
Total operating expenses	(4,055,592)	(11,967,525)	(4,432,751)	(4,486,538)	11,044,598	(13,897,808)
Income/(Loss) from operations	(4,055,592)	(8,428,757)	(4,432,751)	933,537	8,516,078	(7,467,485)
Total other income/(expenses), net	-	3,924,741	(922)	(557,980)	-	3,365,839
Income tax benefit/ (expense)	-	71,265	-	(25,211)	-	46,054
Net income/(loss)	(4,055,592)	(4,432,751)	(4,433,673)	350,346	8,516,078	(4,055,592)

Condensed Consolidated Statement of Cash Flows Schedule

	For the year ended June 30, 2026
	Parent	VIE	WFOE consolidated subsidiaries	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash (used in) / provided by operating activities	(13,318,813)	9,634,980	(2,582,872)	10,274,793	-	4,008,088
Net cash (used in) / provided by investing activities	908,093	173,057	(2,250,000)	(11,624,982)	-	(12,793,832)
Net cash provided by/ (used in) financing activities	11,072,404	(10,730,000)	-	33,247	-	375,651
Effect of exchange rate changes on cash	(2,699,305)	-	-	312,044	-	(2,387,261)
Net change in cash, cash equivalents and restricted cash	(4,037,621)	(921,963)	(4,832,872)	(1,004,898)	-	(10,797,354)
Cash, cash equivalents and restricted cash at beginning of the year	4,037,883	998,945	5,028,871	1,286,253	-	11,351,952
Cash, cash equivalents and restricted cash at end of the year	262	76,982	195,999	281,355	-	554,598

	For the year ended June 30, 2025
	Parent	VIE and its consolidated subsidiary	WFOE consolidated subsidiary	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash (used in) / provided by operating activities	(39,836,955)	(18,361,521)	1,123	(534,024)	-	(58,731,377)
Net cash (used in) / provided by investing activities	(5,658,778)	(347,151)	-	4,960,289	-	(1,045,640)
Net cash provided by / (used in) financing activities	50,333,827	18,500,000	5,024,670	(4,721,011)	-	69,137,486
Effect of exchange rate changes on cash	(800,211)	-	-	10,787	-	(789,424)
Net change in cash and cash equivalents	4,037,883	(208,672)	5,025,793	(283,959)	-	8,571,045
Cash and cash equivalents at beginning of the year	-	1,207,617	3,078	1,570,212	-	2,780,907
Cash and cash equivalents at end of the year	4,037,883	998,945	5,028,871	1,286,253	-	11,351,952

	For the year ended June 30, 2024
	Parent	VIE and its consolidated subsidiary	WFOE	Other Subsidiaries	Elimination	Consolidated Total
	RMB	RMB	RMB	RMB	RMB	RMB
Net cash (used in) / provided by operating activities	-	(1,125,633)	3,078	1,177,586	-	55,031
Net cash used in investing activities	-	(1,470,287)	-	-	-	(1,470,287)
Net cash provided by financing activities	-	2,042,038	-	-	-	2,042,038
Effect of exchange rate changes on cash and cash equivalents	-	-	-	2,945	-	2,945
Net change in cash and cash equivalents	-	(553,882)	3,078	1,180,531	-	629,727
Cash and cash equivalents at beginning of the year	-	1,761,499	-	389,681	-	2,151,180
Cash and cash equivalents at end of the year	-	1,207,617	3,078	1,570,212	-	2,780,907

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.	Risk Factors

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

Summary of Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. Among these important risks are the following, which are more fully described below:

Risks Related to Our Business and Industry

●	Demonstrations, early access programs, evaluations and pilot projects involving our products may not result in commercial orders, broad deployments or recurring revenue.

●	Delays or difficulties in developing and integrating the components of Orchestra could adversely affect our ability to commercialize our products and meet customer requirements.

●

We have a limited operating history in a competitive and rapidly evolving industry; and our transition toward Physical AI products may make it difficult to evaluate our prospects and may expose us to significant execution risks.

●

We incurred net losses for the years ended June 30, 2024, 2025 and 2026. We may not be able to generate sufficient operating cash flows and working capital. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

●

The growth of our business and our transition toward Physical AI products depends on our ability to accurately anticipate market trends and customer demand and to develop and commercialize new products and services that achieve market acceptance.

●

Our processing of physiological, visual and interaction data may subject us to complex and evolving privacy, cybersecurity and data protection requirements, and any actual or perceived failure to comply with such requirements or safeguard such data could adversely affect our business and customer trust.

●	Hardware failures, component shortages and difficulties supporting initial deployments could delay the commercialization of Orchestra and increase our costs and potential liabilities.

●	The successful operation of our legacy packaged tour services business depends substantially upon the cooperation of third parties that are not under our control.

●

We rely on search engines, social networking sites and online streaming services to attract a meaningful portion of our users, and if those search engines, social networking sites and online streaming services change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new users.

●	Because we rely upon a third party to perform the payment processing for our customers, the failure or inability of the third party to provide these services could impair our ability to operate.

●	We may not be able to successfully implement our growth strategy on a timely basis or at all.

●	Any damage to our reputation or our brands may materially adversely affect our business, financial condition and results of operations.

●	We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively.

●	Our operations in China are concentrated in one geographic area, which increases our exposure to many of the risks enumerated herein.

●

We face risks associated with managing operations in China, any of which could decrease our sales or earnings and could significantly limit or completely hinder our ability to offer our Ordinary Shares to investors and cause the value of such securities to significantly decline or be worthless.

See “Risk Factors — Risks Related to Our Business” for more detailed disclosures on these risks and uncertainties.

Risks Related to Corporate Structure

Risks and uncertainties related to corporate structure include, but are not limited to, the following:

●

Wetour Robotics is a Cayman Islands exempted company operating in the United States and in China partially through its subsidiaries and partially through contractual arrangements with the VIE. Investors thus are not purchasing, and may never directly hold, 50% VIE Interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the majority of our and the VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations of Wetour Robotics. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE, which may materially and adversely affect our and the VIE’s operations and the value of your investment.

●	We are a holding company, and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay for the holding company expenses or pay dividends to holders of our Ordinary Shares.

●	We rely on contractual arrangements with the VIE and Individual Registered Shareholders for our and the VIE’s operations in China, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.

●	The shareholders of the VIE may have conflicts of interests with us, which may materially and adversely affect our and the VIE’s business.

●	The investors may face significant liquidity risks because of the VIE structure and being based in and having the majority of the Company’s operations in China.

●	If we exercise the option to acquire equity ownership and assets of the VIE, the ownership or asset transfer may subject us to certain limitations and substantial costs.

●	Certain terms of the Contractual Arrangements may not be enforceable under PRC laws.

●

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of the current corporate structure, corporate governance and business operations of us and the VIE.

●

Our Contractual Arrangements may be subject to scrutiny of PRC tax authorities and additional tax may be imposed which may materially and adversely affect our and the VIE’s results of operation and value of your investment.

See “Risk Factors— Risks Related to Corporate Structure” for more detailed disclosures on these risks and uncertainties

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with future financing activities under PRC rules, regulations or policies, and, if required, Wetour Robotics cannot predict whether or how soon it will be able to obtain such approval.

●

The Chinese government exerts substantial influence over the manner in which the VIE and our PRC Subsidiaries must conduct their business activities. If the Chinese government significantly regulates these entities’ business operations in the future and they are not able to substantially comply with such regulations, these entities’ business operations may be materially adversely affected and the value of Wetour Robotics’ Ordinary Shares may significantly decrease.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

●

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditors, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our Ordinary Shares may be delisted by the exchange. The delisting of our Ordinary Shares, or the threat of our Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditors deprives our investors of the benefits of such inspections

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

●	The required filing with China Securities Regulatory Commission (“CSRC”) in connection with our initial public offering under New Overseas Listing Rules published was completed on April 2, 2024, but we cannot assure you that we will not be subject to additional requirements from the CSRC or other PRC regulatory agencies for offerings, and we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely satisfy any such additional requirements.

See “Risk Factors—Risks Related to Doing Business in China” for more detailed disclosures on these risks and uncertainties.

Risks Related to Our Ordinary Shares

●	If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Risks Related to Our Business and Industry

Demonstrations, early access programs, evaluations and pilot projects involving our products may not result in commercial orders, broad deployments or recurring revenue.

Our commercialization activities include product demonstrations, evaluations, pilot projects and an enterprise early access program through which qualified partners may receive hardware samples, access to software development kits and engineering or co-development support. Participation in these activities does not constitute a commitment to purchase our products, enter into a commercial agreement or deploy our platform on a broader basis. Accordingly, the number of demonstrations, early access participants, evaluations or pilot projects should not be viewed as indicative of future customer demand, commercial orders or revenue.

Prospective customers and partners may evaluate our technology for extended periods and may ultimately determine not to proceed with a commercial deployment. They may also modify or defer their purchasing plans, change their technical or operational requirements, reduce the scope of a proposed deployment, develop competing capabilities internally, select an alternative technology or discontinue a project altogether. The sales and adoption cycles for enterprise customers may be lengthy and unpredictable and may depend on factors outside our control, including technical validation, integration with existing hardware and systems, budget availability, internal procurement and approval processes, safety and regulatory assessments, and the customer’s ability to demonstrate operational or economic benefits.

We may incur substantial engineering, customization, integration, testing and customer-support costs in connection with demonstrations, evaluations and pilot projects before a prospective customer makes a purchasing decision, and we may be unable to recover these costs. Even if a demonstration or pilot is successful, the performance achieved in a limited or controlled environment may not be reproducible on a commercially viable basis across different facilities, operating conditions, use cases or customer populations. In addition, transitioning from a pilot project to a full commercial deployment may require additional product development, validation, customization and capital investment, and may take longer or cost more than anticipated.

If demonstrations, early access programs, evaluations or pilot projects do not convert into commercial orders or recurring revenue, or if such conversion occurs more slowly or at a smaller scale than expected, our revenue may be difficult to forecast and our sales and development cycles may be prolonged. As a result, we may be unable to recover our investments, achieve anticipated economies of scale or generate revenue sufficient to support our operations, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Delays or difficulties in developing and integrating the components of Orchestra could adversely affect our ability to commercialize our products and meet customer requirements.

Orchestra integrates wearable signal processing, visual perception technologies and software that coordinates commands for connected physical devices. The development of Orchestra as a commercially viable platform requires multiple complex and interdependent hardware and software components to operate together accurately, reliably and efficiently. Advances in any individual component may not result in corresponding improvements in the performance of the platform as a whole, and the integration process may identify technical limitations, incompatibilities or performance issues that were not apparent when individual components were developed or tested independently.

We may be unable to achieve or maintain the levels of accuracy, response time, power consumption, portability, reliability, functionality, ease of use and cost required by customers or necessary for commercial adoption. Modifications to hardware, machine-learning models, software or other components may require additional testing, validation, reconfiguration or redesign of other parts of the platform, which could increase our development costs, divert engineering and management resources, and delay product development, customer deployments and other strategic priorities. In addition, customer requirements may change during our development process, and we may be unable to adapt Orchestra to those requirements within expected timeframes or at commercially acceptable costs.

If we experience significant development or integration challenges, or if Orchestra does not perform as expected in real-world environments, we may be unable to deliver sufficiently reliable, functional and commercially viable products on schedule or at all. As a result, customers and strategic partners may delay or cancel deployments, decline to adopt our products, or select competing technologies. Any of these developments could harm our reputation and customer relationships, limit the commercial adoption of Orchestra, cause our development expenditures to fail to generate the anticipated returns, and materially and adversely affect our business, financial condition and results of operations.

We have a limited operating history in a competitive and rapidly evolving industry; and our transition toward Physical AI products may make it difficult to evaluate our prospects and may expose us to significant execution risks.

We commenced our operations in August 2019 through Youba Tech and we have a limited operating history in our industry, which is competitive and rapidly evolving. We are also transitioning our strategic focus from our legacy operations toward the development and commercialization of Physical AI products, including Physical AI infrastructure focused on wearable robotics and our Orchestra platform. This transition requires us to develop technologies, products, operational capabilities, customer relationships, sales channels and delivery and support processes that differ substantially from those associated with our historical operations. We have limited experience developing and commercializing these products, and there can be no assurance that we will be able to execute this transition successfully or establish a commercially viable AI business.

Our limited operating history and evolving business model may make it difficult to evaluate our current business and future prospects. We may have limited insight into technological, competitive and market trends that could affect our business, and we may make errors in predicting or responding to changes in industry conditions, customer requirements and demand for Physical AI products. The markets for AI and wearable robotics technologies are developing rapidly and are subject to significant uncertainty, and the applications we pursue may not develop into commercially attractive markets. In addition, our Physical AI products may require further development, testing, validation, integration or customization before they can achieve meaningful customer adoption.

For the years ended June 30, 2024, 2025 and 2026, our revenues were RMB45,976,421, RMB35,593,055 and RMB13,336,158 ($1,965,506), respectively. Our historical results primarily reflect our legacy operations and may not be indicative of the future performance of our AI business or our company as a whole. Moreover, the decline in our revenues during these periods may continue, and revenue from our Physical AI products may not develop sufficiently or quickly enough to offset any further decline in revenue from our legacy operations. We may fail to generate meaningful revenue from our Physical AI products, achieve or maintain growth, or attain profitability. If the markets for our products and services do not develop as expected, or if we fail to anticipate and address the evolving needs of our customers, our business, financial condition and results of operations could be materially and adversely affected.

Our transition toward Physical AI products may also increase the complexity of our operations and place significant demands on our management and our operational, technical, financial and human resources. We expect to incur expenditures for research and development, engineering, personnel, business development, customer integration and technical support before the timing and amount of any related revenue can be determined. At the same time, managing this transition may divert management attention, personnel, capital and other resources from our legacy operations, which could adversely affect those operations before our AI business generates sufficient revenue to offset any resulting decline.

Our existing and planned personnel, systems, procedures and internal controls may not be adequate to support the development and commercialization of our Physical AI products or any future expansion of our business. We may also be unable to recruit and retain personnel with the technical and commercial expertise required for our new business, coordinate development across multiple technologies, or allocate resources effectively between our legacy operations and AI initiatives. If we are unable to manage our business transition and any future growth effectively, we may incur substantial expenditures that we are unable to recover, fail to realize the anticipated benefits of our investments, and experience increased losses or cash outflows, any of which could materially and adversely affect our business, financial condition, results of operations and prospects. We may have limited insight into trends that may develop and affect our business, and we may make errors in predicting and reacting to industry trends and evolving needs of our customers.

We incurred net losses for the years ended June 30, 2024, 2025 and 2026. We may not be able to generate sufficient operating cash flows and working capital. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We recorded net loss of RMB4,055,592, RMB12,483,047 and RMB31,107,853 ($4,584,731) for the years ended June 30, 2024, 2025 and 2026, respectively. We have generated positive cash flows from operating activities of RMB55,031, negative cash flows from operating activities RMB58,731,377, and positive cash flows from operating activities of RMB4,008,088 for the years ended June 30, 2024, 2025, and 2026, respectively. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the next twelve months, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

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

The growth of our business and our transition toward Physical AI products depends on our ability to accurately anticipate market trends and customer demand and to develop and commercialize new products and services that achieve market acceptance.

The growth of our business depends, in part, on our ability to anticipate and respond to rapidly evolving market trends, technological developments and customer preferences. In our legacy mobility and packaged tour services, we must continue to identify and respond to changes in consumer travel preferences and demand. As we transition toward the development and commercialization of Physical AI products, including Physical AI infrastructure focused on wearable robotics and our Orchestra platform, we must also accurately assess potential applications, customer requirements, technological developments and the timing and scale of demand in markets in which we have limited operating experience.

The markets for Physical AI products and wearable robotics are rapidly evolving and subject to significant uncertainty. It may be difficult for us to determine which technologies, product features, use cases or applications will gain broad commercial acceptance. Customer requirements may change during our development process, and demand for our proposed products may develop more slowly than anticipated or fail to develop at all. We may incorrectly predict market opportunities, prioritize applications that do not develop into commercially attractive markets or invest in technologies or product features that customers do not value or are unwilling to purchase at prices sufficient for us to recover our costs. We may also be unable to respond to changes in market demand, technological developments or competitive products in a timely and cost-effective manner.

The development, introduction and commercialization of new or improved products and services involve substantial costs and risks. We may incur significant expenditures on research and development, engineering, product design, testing, validation, customer integration, sales and marketing, and technical support before we can determine whether a product will achieve commercial acceptance or generate meaningful revenue. Our development efforts may take longer or cost more than expected, and our new products may not meet customer requirements relating to functionality, accuracy, reliability, response time, portability, power consumption, interoperability, safety, ease of use or cost. In addition, products that perform successfully in demonstrations, evaluations or pilot projects may not be capable of deployment on a broader scale or may require additional development, customization and support that makes commercialization uneconomical.

Even if we successfully develop and introduce new or improved products and services, they may not generate sufficient customer interest, commercial orders or recurring revenue to become profitable or recover their development, commercialization and support costs. Unsuccessful product introductions could divert management attention and resources from other business priorities, result in unrecovered expenditures, delay our transition toward Physical AI products, harm our customer relationships and reputation, and adversely affect our operating results.

If we fail to anticipate or respond effectively to changing consumer preferences, customer requirements, technological developments or competitive conditions, or if our new or improved products and services do not achieve market acceptance on commercially viable terms, we may be unable to generate meaningful revenue from our Physical AI products or offset declines in our legacy operations. As a result, our revenue may decline, we may incur increased losses and cash outflows, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our processing of physiological, visual and interaction data may subject us to complex and evolving privacy, cybersecurity and data protection requirements, and any actual or perceived failure to comply with such requirements or safeguard such data could adversely affect our business and customer trust.

Orchestra remains under development, and we are pursuing its initial commercial deployments. Our platform is designed to process surface electromyography signals, hand movements, images and contextual information relating to users and their surroundings. Our contemplated warehouse deployments are also expected to generate synchronized visual, neuromuscular, workflow and equipment-interaction data for use in training, testing and evaluating robotic systems. Depending on the nature of the information, the purposes for which it is processed and the jurisdictions in which we operate, such information may constitute personal information, sensitive personal information, biometric information or another category of protected information. Accordingly, our collection, processing, use, retention, access, disclosure, transfer and security of such information may be subject to privacy, cybersecurity, data protection and biometric privacy laws and regulations, as well as contractual obligations and industry standards.

To the extent information generated through our platform is retained or used for model development, product improvement or the training, testing or evaluation of robotic systems, we may be required to obtain appropriate permissions and contractual rights and implement limitations relating to access, use, retention, disclosure and deletion. Authorization from a customer may not be sufficient to satisfy all requirements applicable to employees, contractors, visitors or other affected individuals. Uncertainty regarding the application of these requirements, or objections from workers, labor representatives, customers or other stakeholders, could restrict the information available to us, require changes to our products or data practices, and delay or prevent customer deployments.

Although Orchestra is designed to process certain information locally on an edge computing device, local processing does not eliminate privacy or cybersecurity risks. Edge devices, locally stored information, diagnostic records, software updates and connections to customer or third-party systems may be vulnerable to unauthorized access, cyberattacks, malicious code, employee or contractor misconduct, configuration errors, theft, loss or inadvertent disclosure. Information that is accessed, retained or transferred for customer support, testing, troubleshooting, product development or model training may create additional exposure. Our actual practices and product functionality must remain consistent with applicable requirements, contractual commitments and our representations regarding local processing, data retention, data access and permitted uses. Any actual or alleged inconsistency between our representations and our practices or product functionality could give rise to customer disputes, regulatory scrutiny or claims that our practices are unfair, deceptive or otherwise unlawful.

We may also have limited control over the manner in which customers, implementation partners, service providers and other third parties configure connected systems, operate our products or access and use information generated through our platform. A privacy or cybersecurity incident involving a third party, or a third party’s failure to obtain required permissions or comply with applicable restrictions, could nevertheless be attributed to us, expose us to contractual or legal liability, or damage confidence in Orchestra. Our contractual arrangements may not adequately allocate these responsibilities or protect us from the acts or omissions of such third parties.

Privacy, cybersecurity and data protection requirements are evolving rapidly, may differ across jurisdictions and may be subject to uncertain or inconsistent interpretations. As we add functionality, enter new markets or expand the scale and geographic scope of deployments, we may become subject to additional or conflicting requirements relating to notice, consent, data minimization, purpose limitations, individual rights, retention and deletion, security safeguards, data localization, cross-border transfers and incident reporting. Compliance may require us to modify our product architecture, limit certain functionality, alter our data practices, renegotiate contracts or implement additional technical and organizational safeguards. These measures could require substantial financial, technical and management resources, increase our development and operating costs, delay customer deployments and restrict our ability to develop or commercialize certain applications. Safeguards and compliance procedures developed during demonstrations or limited testing may also prove inadequate as our products are deployed more broadly or in more complex operating environments.

Any actual or perceived failure by us, our customers or relevant third parties to protect information or comply with applicable legal, regulatory or contractual obligations could result in governmental investigations or enforcement actions, litigation, contractual claims, fines, penalties, indemnification obligations, restrictions on processing, mandatory notifications, orders requiring changes to our products or practices, and substantial remediation costs. In addition, cybersecurity vulnerabilities could compromise the integrity or availability of control signals or software operating connected physical devices, potentially resulting in operational disruptions, unintended device actions, personal injury or property damage. Investigating an incident, remediating vulnerabilities and restoring customer and partner confidence could require substantial resources, interrupt or delay deployments and divert management and engineering attention from product development and commercialization. Any of these consequences could materially and adversely affect our business, financial condition, results of operations and prospects.

Hardware failures, component shortages and difficulties supporting initial deployments could delay the commercialization of Orchestra and increase our costs and potential liabilities.

The development and contemplated commercial deployment of Orchestra depend on reliable access to wearable sensors, edge computing processors, cameras, batteries and other electronic components, whether supplied by us or incorporated into compatible devices supplied by customers, implementation partners or other third parties. We may rely on a limited number of suppliers for certain components, and suitable alternatives may not be available on commercially acceptable terms or within required timeframes. Component shortages, supplier delays, manufacturing defects, product discontinuations, changes in specifications, quality-control issues, logistics disruptions or increases in component prices could disrupt our development and deployment schedules, increase our costs and prevent us from satisfying customer requirements or contractual milestones.

If a component becomes unavailable or fails to meet our performance requirements, we may need to qualify an alternative component or supplier. Component substitutions or design changes may require modifications to hardware, firmware, software, interfaces or machine-learning models, as well as recalibration and additional testing and validation. Even components that appear functionally equivalent may differ in performance, reliability, power consumption, thermal characteristics or compatibility with other elements of our platform. As a result, component changes could delay product development or customer deployments, divert engineering resources from other priorities and increase the risk that a revised configuration will not perform as intended.

Our demonstrations, pilot programs and internal testing may not establish that each hardware configuration will perform accurately, reliably and safely during prolonged use in customer environments. Wearable devices must maintain signal quality, sensor positioning and reliable physical contact during repeated movement and extended operation, and their performance may vary based on individual physiology, fit, wearing position, perspiration, movement and other operating or environmental conditions. Battery life, charging performance, heat generation, durability, material quality and skin compatibility may also affect usability, performance and safety. Certain defects, degradation or integration problems may not become apparent during controlled testing and may emerge only after extended use or deployment across a larger and more diverse population.

Initial warehouse deployments may require complex coordination among Orchestra, customer equipment and information systems, and hardware and services supplied by implementation partners and other third parties. Hardware failures, software or interface incompatibilities, improper configuration or installation, and inadequate maintenance or technical support could delay deployment, customer acceptance or the achievement of contractual milestones. Such delays could defer payments, increase deployment and support costs, or result in the reduction, suspension or termination of projects. Even when the affected hardware or service is supplied, installed or maintained by a third party, customers may attribute the failure to Orchestra or expect us to identify and resolve the issue. We may have limited ability to control the quality, availability or performance of third-party hardware and services, and our contractual protections or recourse against suppliers and partners may be insufficient to compensate us for resulting losses.

If hardware supplied by us or used with Orchestra fails to meet applicable performance, quality or safety requirements, we may incur substantial costs associated with additional testing, field service, repair, replacement, warranty claims, product redesigns, software or firmware updates, deployment suspensions or product recalls. We may also become subject to customer disputes, order cancellations, indemnification obligations, product liability claims, litigation and adverse publicity. Our warranties, contractual limitations of liability, supplier indemnification rights and insurance coverage may be unavailable, unenforceable or insufficient to protect us against these costs and liabilities.

As the number and scale of our deployments increase, we may need to devote substantial additional resources to procurement, supplier qualification and oversight, inventory management, quality assurance, product tracking, spare-parts management, field service, warranty administration and technical support. Our existing personnel, systems and processes may not be sufficient to support commercial-scale deployments. Failure to establish and maintain effective supply-chain, quality-control and customer-support capabilities could result in recurring product failures, longer resolution times, increased costs and diminished customer confidence. Any significant hardware failure, supply interruption or inability to support deployments effectively could delay or prevent the commercialization of Orchestra and materially and adversely affect our business, financial condition, results of operations and prospects.

The successful operation of our legacy packaged tour services business depends substantially upon the cooperation of third parties that are not under our control.

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

Because we do not possess an internal payment method given the difficulties of obtaining and maintaining a payment license, all payments by our clients are processed by third party payment service providers such as UnionPay, Alipay and WeChat Pay. These payment service providers are used by most e-commerce platforms for their convenience, reliability and cost-effectiveness. However, the payment processing business is highly regulated, and it is subject to a number of risks that could materially and adversely affect their abilities to provide payment processing services to us, including:

●	increased regulatory focus and the requirement that it comply with numerous complex and evolving laws, rules and regulations;

●	increases in the costs to the third party, including fees charged by banks to process funds through the third parties, which could result in increased costs to us and to our participants;

●	dissatisfaction with the third parties’ services;

●	a decline in the use of the third parties’ services generally which could result in increases in costs to users such as us and our participants;

●	the ability of the third parties to maintain adequate security procedures to prevent the hacking or other unauthorized access to account and other information provided by us and the participants who use the system;

●	system failures or failure to effectively scale the system to handle large and growing transaction volumes;

●	the failure or inability of the third parties to manage funds accurately or the loss of funds by the third parties, whether due to employee fraud, security breaches, technical errors or otherwise; and

●	the failure or inability of these third parties to adequately manage business and regulatory risks.

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

Our future success depends, in large part, on our ability to implement our growth strategy, including our expansion in and outside China. Our ability to implement this growth strategy depends, among other things, on our ability to:

●	increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives;

●	create and maintain brand loyalty;

●	develop new products and services that appeal to consumers;

●	identify and successfully enter and market our products and services in new geographic areas and market segments.

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

In our legacy mobility and packaged tour services business, we have developed long business relationships with our customers, which primarily consist of enterprises, schools, industrial parks, families and individuals, by maintaining high quality and quick service response. Our brand “微巴士” and “Webus” have gained good reputation among the customers and suppliers of our legacy business, including fleets of buses, individual drivers, local tour agencies and online travel agencies. Our ability to strengthen our brand recognition and maintain our market position among the traditional and online travel agency platforms is critical for us to build and maintain relationships with the customers and suppliers of our legacy business. We have solidified our market position in our legacy business over the past years. In order to strengthen our brand recognition and maintain market position in our legacy business, we may need to increase our investments in marketing activities, product and service development, and user and supplier engagement, which may affect our operating margin. In contrast, our Physical AI business, including our Physical AI infrastructure focused on wearable robotics and our Orchestra platform, is at an early stage, and we have not yet established significant brand recognition or a meaningful reputation among potential customers, developers, integration partners or suppliers in that market. The reputation of our “微巴士” and “Webus” brands may not translate into recognition or acceptance of our Physical AI products, and we may need to make substantial investments to build a separate brand and reputation for our Physical AI business.

In our legacy business, our market position and our ability to attract new users and continue to retain and engage our existing users also depends on our ability to continue to provide users with superior experiences. We have been consistently enhancing our technology, product, service, and content offerings, and user interfaces to offer a personalized, convenient, enjoyable, and inspirational user experience to the users of our legacy business. We have also been continuously catering to these users’ diverse needs and evolving preferences. In our Physical AI business, our ability to establish our reputation will depend on, among other things, the performance, safety and reliability of our products and platform, the success of early deployments and integrations, and our ability to support customers and developers. Product defects, safety incidents, delays in development or unsuccessful deployments of our Physical AI products could harm our reputation in both businesses. Any damage to our reputation or our brands may materially adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively.

In our legacy mobility and packaged tour services business, we compete on the basis of service quality and performance, brand awareness and loyalty, offering variety, reputation, price and promotional efforts. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies who may have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to identify and adapt to changes in consumer preferences more quickly than us due to their resources and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures and better able to increase their promotional activity, which may impact us and the entire industry. In our Physical AI business, we expect to compete with established technology companies, robotics and wearable device developers, AI platform providers and well-funded start-ups, many of which have substantially greater technical, financial, research and development and commercial resources, more established customer and developer relationships, and longer operating histories in these markets than we do. If these competitive pressures cause us to lose market share or experience margin erosion in our legacy business, or prevent us from gaining market acceptance for our Physical AI products, our business, financial conditions and results of operations may be materially adversely affected.

Our operations in China are concentrated in one geographic area, which increases our exposure to many of the risks enumerated herein.

As of June 30, 2026, our revenues from operations in China were primarily derived from operations of the VIE and Webus Travel Agency in Zhejiang Province. Operating in a concentrated area increases the potential impact that many of the risks stated herein may have upon our ability to perform. For example, we have greater exposure to regulatory actions impacting Zhejiang Province, natural disasters in the geographic area, competition for services and suppliers available in the area. Due to the concentrated nature of our operations in the Zhejiang Province, we could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified operation geographically. Any delays or interruptions of our services could have a material adverse effect on our financial condition and results of operations.

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

Our operating results, including the levels of our revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one period are not necessarily an indication of future performance. Fluctuations in results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our financial results include:

●	our ability to attract new customers and retain existing customers;

●	changes in our mix of products and introduction of new products;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	the impact of competitors;

●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

●	changes in the legal or regulatory environment or proceedings, including enforcement by government regulators, fines, orders or consent decrees;

●	the timing of expenses related to the development or acquisition of technologies or businesses; and

●	the additional costs related to being a public company.

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

Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions and ongoing Russian-Ukrainian war and the recent conflicts in the Middle East. Cash flows from operations are highly dependent on the prices that we receive from our drivers and bus fleet providers. This price volatility could affect the amount of our cash flows available for capital expenditures and our ability to borrow money or raise additional capital. The volatility of the energy markets makes it difficult to predict future oil and natural gas price movements with any certainty. Increases in oil and natural gas prices affect our costs and pricing to customers. Unless we are able to pass on these increased labor costs to our and the VIE’s customers by increasing the prices of our and the VIE’s products and services, the financial condition and results of operations of us and the VIE would be materially and adversely affected.

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

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our product offerings;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

We currently lease the properties we use to operate our business. Our principal executive offices, administrative offices, and development facilities are located at 3300 N Interstate 35, Ste 700, Room 7003, Austin, TX 78705, United States, and the lease terms on these premises expire on January 27, 2027. In addition, we maintain a customer service center and a regional sales and marketing office for the Asia-Pacific region in Hangzhou comprising office premises of approximately 127.81 m2. The lease terms on these premises expire on December 15, 2027. If we are unable to renew the leases on favorable terms, or at all, we would be required to find new leased space, which space may be more expensive to lease than our current facilities. Also, the lease may be terminated early due to unexpected change of land usage by the local government.

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

In the course of preparing and auditing our consolidated financial statements for the years ended June 30, 2024, 2025 and 2026, we and our independent registered public accounting firms identified two material weaknesses in our internal control over financial reporting as of June 30, 2024, 2025 and 2026,. According to the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; (ii) our lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

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

Risks Related to Corporate Structure

Wetour Robotics is a Cayman Islands exempted company operating in the United States and in China partially through its subsidiaries and partially through contractual arrangements with the VIE. Investors thus are not purchasing, and may never directly hold, 50% VIE Interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the majority of our and the VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations of Wetour Robotics. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE, which may materially and adversely affect our and the VIE’s operations and the value of your investment.

Current PRC laws and regulations impose certain restrictions and prohibitions on foreign ownership of companies that engage in value-added telecommunications business. Specifically, foreign ownership of a company providing value-added telecommunications services may not exceed 50%.

We are a company incorporated under the laws of the Cayman Islands, and Xinjieni Tech, our indirect wholly-owned PRC subsidiary, is considered a foreign-invested enterprise. In light of such status, it is illegal for us to hold 100% ownership of the VIE through our subsidiaries or independently operate our and the VIE’s business of information services as they constitute value-added telecommunications services. As such, Xinjieni Tech, our WFOE, entered into the Contractual Arrangements with the VIE and Individual Registered Shareholders. These agreements include: (i) an exclusive business cooperation agreement, which enables us to receive substantially all of the economic benefits of the VIE, (ii) power of attorney and a share pledge agreement, which together with 50% equity interest held by Xinjieni Tech, provide us with control over the VIE, and (iii) an exclusive call option agreement, which provides us with the option to purchase the 50% equity interests in the VIE held by the Individual Registered Shareholders. The conditions we have satisfied for consolidation of the VIE under U.S. GAAP include that (i) we control the VIE through power to govern the activities which most significantly impact the VIE’s economic performance, (ii) we are contractually obligated to absorb losses of the VIE that could potentially be significant to the VIE, and (iii) we are entitled to receive benefits from the VIE that could potentially be significant to the VIE. Only if we meet the aforementioned conditions for consolidation of the VIE under U.S. GAAP, we will be deemed as the primary beneficiary of the VIE , and the VIE will be treated as our consolidated entities for accounting purposes.

As the Contractual Arrangements that establish the structure for operating our and the VIE’s business in the PRC have not been tested in any of the PRC courts, if the Contractual Arrangements are found to be in violation of any existing or any PRC laws or regulations in the future, or the PRC government finds that we, or any of the VIE fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, MOFCOM and STA, would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing fines or confiscating any of the income from us and the VIE that they deem to have been obtained through illegal operations;

●	requiring us to restructure our and the VIE’s operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our and the VIE’s business, staff and assets;

●	imposing additional conditions or requirements with which we and the VIE may not be able to comply;

●	restricting or prohibiting the use of proceeds from the initial public offering or other financing activities to finance our and the VIE’s business and operations in the PRC; or

●	taking other regulatory or enforcement actions that could be harmful to our and the VIE’s business.

Any of these actions could cause significant disruption or result in a material change to our and the VIE’s business operations, and may materially and adversely affect our and the VIE’s business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our (including the VIE) consolidated financial statements, if the PRC governmental authorities find the VIE’s legal structure and Contractual Arrangements to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of the VIE that most significantly impact its economic performance and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the VIE into our (including the consolidated VIE) consolidated financial statements in accordance with U.S. GAAP. If we are unable to claim our right to control the assets of the VIE, our Ordinary Shares may decline in value or become worthless.

We are a holding company, and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay for the holding company expenses or pay dividends to holders of our Ordinary Shares.

We are a Cayman Islands holding company and conduct a significant portion of our business through the VIE and our subsidiaries in China. We may rely on dividends to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If the VIE and our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

The VIE and our subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of the VIE and our subsidiaries to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of the VIE and our subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of the VIE and our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the VIE. our subsidiaries , or the WFOE, to its immediate holding company, Webus HK. As of the date of this report, the WFOE currently does not have plan to declare and pay dividends to Webus HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Webus HK intends to apply for the tax resident certificate when the WFOE plans to declare and pay dividends to Webus HK. When the WFOE plans to declare and pay dividends to Webus HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

We rely on contractual arrangements with the VIE and Individual Registered Shareholders for our and the VIE’s operations in China, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.

Current PRC laws and regulations impose certain restrictions and prohibitions on foreign ownership of companies that engage in value-added telecommunications business. Specifically, foreign ownership of a company providing value-added telecommunications services may not exceed 50%. Due to the restrictions on foreign ownership of value-added telecommunications business in the PRC under PRC laws, we hold 50% equity interests of the VIE, and Xinjieni Tech, our WFOE, entered into the Contractual Arrangements with the VIE and the remaining two shareholder collectively owing another 50% equity interests of Youba Tech (the “Individual Registered Shareholders”) regarding the 50% VIE Interest. These agreements include: (i) an exclusive business cooperation agreement, which enables us to receive substantially all of the economic benefits of the VIE, (ii) power of attorney and a share pledge agreement, which together with 50% equity interest held by Xinjieni Tech, provide us with control over the VIE, and (iii) an exclusive call option agreement, which provides us with the option to purchase the 50% equity interests of the VIE held by Individual Registered Shareholders. The conditions we have satisfied for consolidation of the VIE under U.S. GAAP include that (i) we control the VIE through power to govern the activities which most significantly impact the VIE’s economic performance, (ii) we are contractually obligated to absorb losses of the VIE that could potentially be significant to the VIE, and (iii) we are entitled to receive benefits from the VIE that could potentially be significant to the VIE. Only if we meet the aforementioned conditions for consolidation of the VIE under U.S. GAAP, we will be deemed as the primary beneficiary of the VIE , and the VIE will be treated as our consolidated entities for accounting purposes.

Although we have been advised by our PRC legal counsel, Allbright Law Offices, that our Contractual Arrangements constitute valid and binding obligations enforceable against each party of such agreements in accordance with their terms, the Contractual Arrangements may not be as effective in providing control over the VIE as direct ownership. If we had more than 50% direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of business through the contractual arrangements with the VIE. All of these Contractual Arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these Contractual Arrangements will be resolved through arbitration or litigation in the PRC. However, the legal system in the PRC is not as developed as in other jurisdictions, such as the United States. The Contractual Arrangements that establish the structure for operating our and the VIE’s business in the PRC have not been tested in any of the PRC courts and there are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the outcome of arbitration or litigation. These uncertainties could limit our ability to enforce these Contractual Arrangements. In the event we are unable to enforce these Contractual Arrangements or we experience significant delays or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert control over the VIE and may lose control over the assets owned by the VIE. Our control over the VIE is limited to the aforementioned conditions we have satisfied for consolidation of the VIE under U.S. GAAP. Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be. Our financial performance may be adversely and materially affected as a result and we may not be eligible to consolidate the financial results of the VIE into our consolidated financial results.

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

The Contractual Arrangements provide for dispute resolution by way of arbitration in accordance with the arbitration rules of the Hangzhou Arbitration Commission in Hangzhou, Zhejiang Province, the PRC. The Contractual Arrangements contain provisions to the effect that the arbitral body may award remedies over the equity interests and/or assets of the VIE, injunctive relief and/or winding up of the VIE. In addition, the Contractual Arrangements contain provisions to the effect that courts in Hong Kong and the Cayman Islands are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal. However, we have been advised by our PRC legal counsel that the above-mentioned provisions contained in the Contractual Arrangements may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant any injunctive relief or provisional or final winding-up order to preserve the assets of or any equity interest in the VIE in case of disputes. Therefore, such remedies may not be available to us, notwithstanding the relevant contractual provisions contained in the Contractual Arrangements. PRC laws allow an arbitral body to award the transfer of assets of or equity interests in the VIE in favor of an aggrieved party. In the event of non-compliance with such award, enforcement measures may be sought from the court. However, the court may or may not support the award of an arbitral body when deciding whether to take enforcement measures. Under PRC laws, courts of judicial authorities in the PRC generally would not grant injunctive relief or the winding-up order against the VIE as interim remedies to preserve the assets or equity interests in favor of any aggrieved party. Our PRC legal counsel is also of the view that, even though the Contractual Arrangements provide that courts in Hong Kong and the Cayman Islands may grant and/or enforce interim remedies or in support of arbitration, such interim remedies (even if so granted by courts in Hong Kong or the Cayman Islands in favor of an aggrieved party) may not be recognized or enforced by PRC courts. As a result, in the event that the VIE or any of Individual Registered Shareholders breaches any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner or at all, and our ability to exert control over the VIE subject to the conditions we have satisfied for consolidation of the VIE under U.S. GAAP and conduct the VIE’s value-added telecommunications service could be materially and adversely affected. The conditions we have satisfied for consolidation of the VIE under U.S. GAAP include that (i) we control the VIE through power to govern the activities which most significantly impact the VIE’s economic performance, (ii) we are contractually obligated to absorb losses of the VIE that could potentially be significant to the VIE, and (iii) we are entitled to receive benefits from the VIE that could potentially be significant to the VIE.

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

We are a holding company and our investors will have ownership in a holding company that does not directly own all of its operation in China. We primarily rely on our WFOE, the VIE and our subsidiaries for the operation in PRC. We may rely on dividends to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, if needed in the future. Any limitation on the ability of WFOE to pay dividends to us could have a material adverse effect on our ability to pay dividends to our shareholders.

We are a holding company and our investors will have ownership in a holding company that does not directly own all of its operation in China. We rely on our WFOE, the VIE and our subsidiaries for the operation in PRC. Any benefits accrued to us because of the VIE are limited to the conditions we met for consolidation of the VIE under U.S. GAAP. Such conditions include that (i) we control the VIE through power to govern the activities which most significantly impact the VIE’s economic performance, (ii) we are obligated to absorb losses of the VIE that could potentially be significant to the VIE, and (iii) we are entitled to receive benefits from the VIE that could potentially be significant to the VIE. We are deemed as the primary beneficiary of the VIE, and the VIE are treated as our consolidated entities for accounting purpose. We may rely on dividends to be paid by the WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, if needed in the future. If WFOE incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the income of WFOE in turn depends on the service fees paid by the VIE and the PRC tax authorities may require us to adjust our taxable income under the Contractual Arrangements in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. Current PRC laws and regulations permit our subsidiaries in China to pay dividends to us only out of its retained earnings, if any, determined in accordance with Chinese accounting standards and regulations and WFOE shall make up its losses of previous years when conducting outward remittance. Under the applicable requirements of PRC laws and regulations, WFOE is required to set aside at least 10% of its accumulated after-tax profits based on PRC accounting standards each year to fund certain statutory reserves until the accumulated amount of such reserve reaches 50% of its registered capital. At its discretion, WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to its discretionary reserve fund, or its staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with future financing activities under PRC rules, regulations or policies, and, if required, Wetour Robotics cannot predict whether or how soon it will be able to obtain such approval.

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

In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the construction of relevant regulatory systems, are to be taken to deal with the risks and incidents of China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. The Measures for Cybersecurity Review issued by the CAC and other related authorities on December 28, 2021, also required that, among others, “critical information infrastructure” or internet platform operator holding over one million users’ personal information to apply for a cybersecurity review before any listing at a foreign country. In addition, the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine that an operator’s cyber products or services or data processing affect or may affect national security. The Measures for Security Assessment for Cross-border Data Transfer which took effect on September 1, 2022, stipulates that a data processor shall apply to the competent cyberspace department for security assessment and clearance of outbound data transfer in the event of outbound transfer of important data by a data processor, outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data. These statements and regulations are recently issued and there remain substantial uncertainties about their interpretation and implementation. As of the date of this Report, Wetour Robotics does not hold personal information of over one million users. Wetour Robotics has not been considered as an “operator of critical information infrastructure” by competent authority, nor has Wetour Robotics been informed by any PRC governmental authority of any requirement that Wetour Robotics files for a cybersecurity review.

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

According to the New Overseas Listing Rules, the domestic companies that have submitted valid applications for overseas offerings and listing but have not been approved from relevant overseas regulatory authorities or overseas stock exchanges before March 31, 2023 can reasonably arrange the timing of filing applications and shall complete filings with the CSRC prior to their overseas offering and listings. Based on the foregoing and the advice of our PRC counsel AllBright Law Offices, Wetour Robotics filed applications and completed filings with the CSRC prior to our initial public offering. Wetour Robotics has submitted the Filing Documents for the filing under the New Overseas Listing Rules to comply with our obligations under the New Overseas Listing Rules. On April 2, 2024, the CSRC informed us that we have completed the CSRC filing in compliance with the New Overseas Listing Rules. However, as the New Overseas Listing Rules are newly issued, there remains uncertainty as to how it will be interpreted or implemented, which may materially and adversely impact our results of operations and the value of our Ordinary Shares, may limit or completely hinder our ability to offer or continue to offer or continue to offer securities to investors, and/or may cause the value of our securities to significantly decline or be worthless. The interpretations and implementation of the New Overseas Listing Rules remain uncertain in several respects at this time, considering that the New Overseas Listing Rules has just been released. Therefore, we cannot assure you that, if any future financing activities, including securities offerings, are subject to the New Overseas Listing Rules, we will be able to complete such filings in a timely manner or even at all, which could impede our ability to offer or continue to offer securities to investors. As of the date of this report, none of Wetour Robotics and its subsidiaries or the VIE has received any notice, warning or sanctions from the CSRC or any other PRC governmental authorities. However, if Wetour Robotics later finds out that it was required to obtain such permissions or approvals in the future in connection with the listing or continued listing of Wetour Robotics’ Ordinary Shares on a stock exchange outside of China, it is uncertain how long it will take for Wetour Robotics to obtain such approval, and, even if Wetour Robotics obtains such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of Hong Kong or Mainland China may subject Wetour Robotics to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against Wetour Robotics, and other forms of sanctions, and Wetour Robotics’ ability to conduct its business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

The Chinese government exerts substantial influence over the manner in which the VIE and our PRC Subsidiaries must conduct their business activities. If the Chinese government significantly regulates these entities’ business operations in the future and they are not able to substantially comply with such regulations, these entities’ business operations may be materially adversely affected and the value of Wetour Robotics’ Ordinary Shares may significantly decrease.

The Chinese government exerts substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of the VIE and our PRC Subsidiaries to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on Wetour Robotics’ part to ensure its compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require Wetour Robotics to divest itself of any interest Wetour Robotics then holds in Chinese properties.

As such, the business operations of Wetour Robotics, its subsidiaries, and the VIE may be subject to various government and regulatory interference in the provinces in which these entities operate. Wetour Robotics, its subsidiaries, and the VIE could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. Wetour Robotics may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that Wetour Robotics, its subsidiaries, or the VIE are not able to substantially comply with any existing or newly adopted laws and regulations, its business operations may be materially adversely affected and the value of Wetour Robotics’ Ordinary Shares may significantly decrease.

Furthermore, the PRC government may strengthen oversight and control over offerings and/or listings that are conducted overseas and/or foreign investment in China-based issuers like Wetour Robotics. Such actions taken by the PRC government authorities may intervene or influence operations of the VIE and our PRC Subsidiaries at any time, which are beyond their control. Therefore, any such action may adversely affect the operations of the VIE and our PRC Subsidiaries and result in material change in these entities’ operations and/or the value of Wetour Robotics’ securities. In addition, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder Wetour Robotics’ ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

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

Under PRC laws and regulations, we are permitted to utilize the proceeds from our previous offerings, including our at-the-market offering, and future offerings and financing activities to fund our PRC Subsidiaries by making loans to or additional capital contributions to our PRC Subsidiaries, subject to applicable government registration and approval requirements.

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

We may also decide to finance our PRC Subsidiaries by means of capital contributions. These capital contributions must be filed with the MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC Subsidiaries are not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. On September 12, 2025, SAFE issued the Notice of the State Administration of Foreign Exchange on Deepening the Reform of Cross-Border Investment and Financing Foreign Exchange Administration (Huifa [2025] No. 43, or “SAFE Circular 43”), effective on the same date. SAFE Circular 43 cancels the domestic reinvestment registration for foreign-invested enterprises: provided that the reinvestment does not violate the Special Administrative Measures for Foreign Investment Access (Negative List) and the domestic investee project is genuine and compliant, where a foreign-invested enterprise carries out domestic reinvestment with foreign exchange capital and RMB funds derived from its settlement, the investee enterprise or the equity transferor is no longer required to complete the basic information registration and change registration for receiving domestic reinvestment, and the domestic reinvestment funds may be directly transferred to the relevant account. These circulars may significantly limit our ability to use RMB converted from the net proceeds of our initial public offering or any future offerings and financing activities to fund the establishment of new entities in China by our PRC Subsidiaries, to invest in or acquire any other PRC companies through our PRC Subsidiaries, or to establish variable interest entities in the PRC; however, following the cancellation of domestic reinvestment registration under SAFE Circular 43, the procedural obstacle at the registration stage no longer exists.

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

The transfer of funds and assets among Wetour Robotics, Webus HK, the WFOE, the VIE and our PRC Subdiaires is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC-resident enterprises are tax resident.

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

A significant portion of our revenues and expenditures are denominated and presented in RMB, the amounts for the fiscal year ended June 30, 2026 are presented in U.S. dollars for convenience purposes. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB do not have much impact on our operations. However, the fluctuation may affect our financials in the terms of our U.S. dollar assets and the proceeds from our previous offerings, including our at-the-market offering, or future offerings and financing activities. Should RMB appreciate against other currencies, any future financings, which are to be converted from US dollar or other currencies into RMB, would be reduced and might accordingly hinder our business development due to the lessened amount of funds raised. On the other hand, in the event of the devaluation of RMB, the dividend payments of our Company, which are to be paid in US dollars after the conversion of the distributable profit denominated in RMB, would be reduced.

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

The VIE and our PRC Subsidiaries are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where operate its businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this report, we believe that the VIE and our PRC Subsidiaries have made employee benefit payments in material aspects. If the VIE and our PRC Subsidiaries fail to make adequate payments in the future, it may be required by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears.  If the VIE and our PRC Subsidiaries are subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

The VIE and our PRC Subsidiaries have been subject to stricter regulatory requirements in terms of entering into labor contracts with its employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of its employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and became effective on July 1, 2013, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that the VIE and our PRC Subsidiaries decide to terminate some of its employees or otherwise change its employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe the VIE and our PRC Subsidiaries current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices could violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If the VIE and our PRC Subsidiaries are deemed to have violated relevant labor laws and regulations, the VIE and our PRC Subsidiaries could be required to provide additional compensation to its employees and our business, financial condition and results of operations could be materially and adversely affected.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe we are not a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As some of our management members are based in or frequently travel to China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

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

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditors, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our Ordinary Shares may be delisted by the exchange. The delisting of our Ordinary Shares, or the threat of our Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditors deprives our investors of the benefits of such inspections

Under the Holding Foreign Companies Accountable Act, or the HFCAA, enacted on December 18, 2020, as amended by the Consolidated Appropriations Act, 2023, trading in a registrant’s securities on a U.S. national securities exchange or over-the-counter market may be prohibited, and the securities delisted, if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditors for two consecutive years. In November and December 2021, the SEC adopted rules implementing the HFCAA, and on December 16, 2021, the PCAOB determined that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

Following its August 26, 2022 Protocol with the CSRC and MOF, the PCAOB determined on December 15, 2022 that it had secured complete access to inspect and investigate firms headquartered in mainland China and Hong Kong and vacated its prior determinations. However, the PCAOB must make this determination annually, and whether it will continue to have complete access depends on factors outside our and our auditors’ control, including positions taken by PRC authorities.

The HFCAA and any related actions or rules could create investor uncertainty and adversely affect the market price of our Ordinary Shares, and we could be delisted if our auditors are unable to meet the PCAOB inspection requirement. In addition, a lack of PCAOB inspections would deprive investors of the benefits of such inspections and make it more difficult to evaluate the effectiveness of an auditor’s audit and quality control procedures.

Our current auditor, Edston Global PAC, is a PCAOB-registered independent registered public accounting firm headquartered in Singapore that is subject to regular PCAOB inspections, and was not included in the PCAOB’s December 16, 2021 Determination. Our prior auditor, Marcum Asia CPAs LLP (“Marcum Asia”), an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this report, Marcum Asia CPAs LLP was not included in the list of identified firms in the PCAOB Determination issued on December 16, 2021. Therefore, we believe the HFCAA and related regulations do not currently affect us. However, Nasdaq or regulators may apply additional and more stringent criteria to us, and if the PCAOB later becomes unable to inspect or investigate our auditors completely, trading in our securities could be prohibited under the HFCAA and Nasdaq may delist our securities, which would substantially impair your ability to buy or sell our securities and adversely affect the price of our Ordinary Shares. New or changed laws and regulations in the United States and China could also affect our ability to list our Ordinary Shares on Nasdaq.

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

On December 28, 2021, the CAC and other PRC regulatory authorities published the Cybersecurity Review Measures, effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Data Processing Operators (“DPOs”) engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. In addition, CIIOs and DPOs that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office, if they plan to conduct listings in foreign countries. On September 30, 2024, the State Council promulgated the Network Data Security Administration Regulations (the “Data Security Regulations”) (State Council Decree No. 790), which took effect on January 1, 2025. We are not a CIIO as defined in the Review Measures but we are probably deemed to be a DPO engaging in data processing activities. Currently, we do not believe we are obligated to apply for a cybersecurity review pursuant to the Cybersecurity Review Measures and Data Security Regulations, as (i) we do not process personal data for more than one million individuals and (ii) as of the date of this report, we have not received any notice from applicable PRC governmental authorities that the VIE may have carried out activities that affect or may affect national security. Furthermore, based on our business patterns and development plans, the number of individuals whose personal data is held by us is unlikely to reach the threshold of one million within the upcoming two years, and the personal data held by us is unlikely to affect national security. AllBright further advises us that if in the future we reach the threshold of one million, or any competent government authorities determine that our data processing activities may affect national security, we may be subject to the cybersecurity review. If we reach such threshold we will voluntarily apply for Cybersecurity Review even though we are not explicitly required to do so, and we do not believe we will be subject to a Cybersecurity Review or must apply for such a review for any repeat registration statement, merger, restructuring, or other transaction based on AllBright’s advice.

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

Users of our US subsidiary, Wetour, are primarily overseas Chinese tourists, and the user data is stored in the United States, such data will not be subject to the Data Security Regulations and data security regulations. User of our PRC Subsidiaries, VIE , are primarily domestic Chinese, and the user data is stored in the PRC, such data will be subject to the Data Security Regulations and data security regulations.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection Wetour Robotics enjoys. These uncertainties may affect Wetour Robotics’ judgment on the relevance of legal requirements and Wetour Robotics’ ability to enforce its contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from Wetour Robotics.

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

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to businesses of Wetour Robotics, the VIE and our PRC Subsidiaries. In particular, the PRC government may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations and the value of our ordinary shares.

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

In order to continue listing our Ordinary Shares on the Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements. We cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq in the future. The continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) requires that a Nasdaq listed company maintain a minimum bid price of $1.00 per share.

We received a notification letter from Nasdaq dated December 30, 2025, indicating that the closing bid price of our Ordinary Shares fell below $1.00 per share for 30 consecutive trading days, which was not in compliance with Nasdaq Listing Rule 5450(a)(1). On June 23, 2026, we received a notification from Nasdaq, indicating that the closing bid price of our Ordinary Shares has been at $1.00 per share or greater for the last 10 consecutive business days, which is in compliance with Nasdaq Listing Rule 5450(a)(1), and therefore, this case was closed. However, if the closing bid price of our Ordinary Shares falls below $1.00 per share for 30 consecutive business days within one year of June 23, 2026, we will not be eligible for the 180-calendar day compliance period to regain compliance, and Nasdaq may instead issue a delisting determination with respect to our Ordinary Shares, subject to our right to request a hearing before a Nasdaq Hearings Panel.

Although we have regained compliance, we cannot assure you that we can continue to satisfy the minimum bid price requirement or other applicable Nasdaq continued listing requirements in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

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

The trading price of our Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

Our management has broad discretion in the application of the net proceeds from our at-the-market offering conducted in 2026, as well as any remaining proceeds from our previous offerings and the proceeds from any future financing activities, including for the development and commercialization of our Physical AI products and for working capital and general corporate purposes. You do not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. Our management may use the proceeds for purposes that do not improve our results of operations or enhance the value of our Ordinary Shares. The failure of our management to apply these funds effectively could adversely affect our business and results of operations.

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

Our corporate affairs are governed by our Second A&R Memorandum and Articles of Association and by the Cayman Islands Companies Act (Revised) as may be supplemented or amended from time to time (“Companies Act”) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Second A&R Memorandum and Articles of Association of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a foreign private issuer, we are exempt from the proxy rules under Section 14 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 3a12-3(b) thereunder, and we will follow the requirements of Cayman Islands and our Second A&R Memorandum and Articles of Association in connection with the calling and conduct of our annual and special shareholders’ meetings. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

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

We do not believe we are a “controlled company” as defined under the NASDAQ Stock Market Rules. However, in the event that our principal shareholders who beneficially own more than 50% of our issued and outstanding Ordinary Shares in the future, decide to act as a group, we may be deemed to be a “controlled company”. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors; an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

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

Corporate History

We were incorporated in the Cayman Islands on February 10, 2022 under the name Webus International Limited. Youbus International Limited (“Youbus International”), our wholly-owned subsidiary, was incorporated in the British Virgin Islands on February 16, 2022. Webus Hongkong Limited (“Webus HK”), a wholly-owned subsidiary of Youbus International, was incorporated in Hong Kong on February 22, 2022. Zhejiang Xinjieni Technology Co., Ltd. (“WFOE”), Webus HK’s wholly owned subsidiary, was organized pursuant to Hong Kong law on August 31, 2022. Our variable interest entity, Zhejiang Youba Technology Co., Ltd., which we refer to as Youba Tech, was established on August 16, 2019 in Hangzhou, Zhejiang Province pursuant to PRC laws. Webus Travel Agency Co., Ltd., previously a wholly-owned subsidiary of Youba Tech, was established on August 27, 2020 in Hangzhou, Zhejiang Province pursuant to PRC laws. We expanded its operations to United States in March 2022 through Wetour Travel Tech LLC (“Wetour”), a limited liability company established in Delaware pursuant to Delaware laws.

On September 7, 2022, the Company consummated a reorganization pursuant to which, WFOE acquired a 50% equity interests in Youba Tech and entered into a series of contractual arrangements for 50% VIE Interests with Youba Tech, as well as Individual Registered Shareholders. Wetour Robotics is a holding company with no business operation other than holding the shares in Youbus International and Wetour, and Youbus International is a pass-through entity with no business operation. WFOE is engaged in the business of managing the operation of Youba Tech and Webus Travel Agency.  Hangzhou Shunxing Technology Co., Ltd., a wholly-owned subsidiary of WFOE, which we refer to as Hangzhou Shunxing, was established on June 10, 2025 in Hangzhou, Zhejiang Province pursuant to PRC laws.

On November 5, 2025, Youba Tech transferred its 100% equity interest in Webus Travel Agency to Hangzhou Shunxing for a nominal consideration of RMB1. Following the transfer, Webus Travel Agency became a wholly-owned subsidiary of Hangzhou Shunxing and an indirectly wholly-owned subsidiary of the Company, and ceased to be a subsidiary of Youba Tech.

On December 9, 2025, we established NextFood Technologies Inc. (“NextFood”) in the State of Delaware. On December 24, 2025, NextFood established HeatBowl LLC (“HeatBowl”) as its subsidiary in the State of Texas.

On March 2, 2026, our shareholders approved the change of the Company’s name Webus International Limited 微巴国际有限公司 to Wetour Robotics Limited. On March 9, 2026, the Company received from the Registrar of Companies of the Cayman Islands a Certificate of Incorporation on Change of Name confirming that the Company’s name has been changed to Wetour Robotics Limited.

On March 19, 2026, HeatBowl LLC was renamed to Vantrapower LLC to pursue transformer supply and power infrastructure opportunities for data centers, industrial facilities, energy storage projects and other high-load applications. In September 2026, NextFood Technologies LLC transferred its 51% equity interest in Vantrapower LLC to Wetour Travel Tech LLC. Following the transfer, Vantrapower LLC became a subsidiary of Wetour Travel Tech LLC and ceased to be a subsidiary of NextFood Technologies Inc.

As of the date of this report, we conduct our business operations by the VIE, Hangzhou Shunxing and Webus Travel Agency in China and our wholly owned subsidiaries Wetour, NextFood and Vantrapower in United States. Our Physical AI platform development activities are principally conducted through our United States subsidiaries including NextFood and Vantrapower.

Controlled Subsidiaries

Controlled Subsidiaries	Equity interest directly or indirectly held by our company	Place of Incorporation	Date of Incorporation

Youbus International Limited (“Youbus International”)	Wetour Robotics holds 100% equity interest	British Virgin Islands	February 16, 2022
Webus Hongkong Limited (Webus HK)	Youbus International holds 100% equity interest	Hong Kong	February 22, 2022
Zhejiang Xinjieni Technology Co., Ltd. (“WFOE”)	Webus HK holds 100% equity interest	PRC	August 31, 2022
Hangzhou Shunxing Technology Co., Ltd. (“Hangzhou Shunxing”)	WFOE holds 100% equity interest	PRC	June 10, 2025
Hangzhou Webus Travel Agency Co., Ltd. (“Webus Travel Agency”)	Hangzhou Shunxing holds 100% equity interest	PRC	August 27, 2020
Wetour Travel Tech LLC (“Wetour”)	Wetour Robotics holds 100% equity interest	Delaware, U.S.A	March 16, 2022
NextFood Technologies Inc. (“NextFood”)	Youbus International holds 51% equity interest	Delaware, U.S.A	December 9, 2025
Vantrapower LLC (“Vantrapower”)	Wetour holds 51% equity interest	Austin, Texas, U.S.A	December 24, 2025

The VIE

The VIE	Equity interest directly or indirectly held by our company	Equity interest not directly or indirectly held by our company	Place of Incorporation	Date of Incorporation
Zhejiang Youba Technology Co., Ltd. (“Youba Tech”)	WFOE holds 50% equity interest	Mr. Zheng Jiahua and Mr. Wu Chunyun holds 45.56% and 4.44% respectively	PRC	August 16, 2019

Recent Developments

On February 27, 2026, we held an extraordinary general meeting of shareholders, pursuant to the meeting our shareholders approved an increase in our authorized share capital from US$50,000, divided into 500,000,000 ordinary shares of par value US$0.0001 each, to US$100,000, divided into 1,000,000,000 ordinary shares of the same par value. Our shareholders also approved the change of our name from “Webus International Limited 微巴国际有限公司” to Wetour Robotics Limited. On March 9, 2026, we received from the Registrar of Companies of the Cayman Islands a Certificate of Incorporation on Change of Name confirming that the Company’s name has been changed to Wetour Robotics Limited. In addition, the amended and restated memorandum and articles of association reflecting the name change and increased authorized share capital was registered with the Registrar and became in effect.

On March 2, 2026, we entered into securities purchase agreements with ten purchasers for a private investment in public equity transaction in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). Under these agreements, we agreed to issue and sell 60,000,000 ordinary shares of par value US$0.0001 each at US$0.086 per share, for aggregate gross proceeds of US$5,160,000. On March 18, 2026, we completed the closing of the transaction and issued the shares on March 18, 2026.

On March 17, 2026, we filed a shelf registration statement on Form F-3 (File No. 333-294373) covering the offer and sale from time to time of up to US$100,000,000 of securities, including ordinary shares, share purchase contracts, share purchase units, warrants, debt securities, rights and units. The registration statement was declared effective on March 30, 2026.

On April 30, 2026, we filed a separate registration statement on Form F-3 (File No. 333-295457) to register the resale of 19,000,000 ordinary shares issued in the March 2026 private placement by certain selling shareholders. The registration statement was declared effective on May 13, 2026. The resale registration did not constitute an additional issuance of shares by us, and we would not receive proceeds from sales by the selling shareholders.

On May 15, 2026, we entered into the At Market Sales Agreement with Chaince Securities, LLC (“Chaince”). In accordance with the terms of the At Market Sales Agreement, we may offer and sell our Ordinary Shares, having an aggregate offering price of up to $17,000,000 from time to time through an at the market offering under which Chaince would as sales agent and/or principal. The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-294373), as supplemented by the prospectus supplement dated May 15, 2026. For sales in which Chaince acted as sales agent, we agreed to pay a commission equal to 3.0% of gross proceeds and reimburse specified expenses. On July 6, 2026, we entered into Amendment No. 1 to the At Market Sales Agreement with Chaince, to increase the maximum aggregate offering amount from US$17,000,000 to US$50,000,000.

On August 3, 2026, we effected a 1-for-100 share consolidation, pursuant to the ordinary resolution passed by the shareholders of the Company at the extraordinary general meeting held on February 27, 2026 and the board resolutions passed by the board of directors on July 6, 2026. As a result of the share consolidation, every 100 ordinary shares of par value US$0.0001 each were consolidated into one ordinary share of par value US$0.01, with fractional entitlements rounded up to the next whole share.

On August 11, 2026, we entered into certain securities purchase agreements (the “Agreements”) with seven purchasers (the “Purchasers”) for a private investment in public equity transaction in reliance on Regulation S under the Securities Act of 1933, as amended (the “Act”). Pursuant to the Agreement, the Company agreed to issue and sell to the Purchasers an aggregate of 2,000,000 ordinary shares, par value $0.01 per share (the “Shares”), at a purchase price of $0.90 per Share, for gross proceeds to the Company of $1.8 million. Of the 2,000,000 Shares, 500,000 Shares were purchased for an aggregate purchase price of US$450,000 by Zheng Jiahua, the Chairman of the Board of directors of the Company. The Shares have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On August 19, 2026, we suspended sales of our Ordinary Shares, pursuant to that certain Sales Agreement dated May 15, 2026, as amended by the Amendment No.1 to the Sales Agreement dated July 6, 2026 (the “Sales Agreement”), between the Company and Chaince, the Company’s sales agent thereunder, and provided notice Chaince that we are terminating the Sales Agreement, which termination was become effective 5 calendar days after August 19, 2026, in accordance with the terms of the Sales Agreement. We offered and sold 25,606,595 Ordinary Shares for gross proceeds of approximately $2,290,279 pursuant to the Sales Agreement.

On August 24, 2026, we held an extraordinary general meeting of shareholders, pursuant to the meeting our shareholders approved an increase in authorized share capital from US$100,000, divided into 10,000,000 ordinary shares of par value US$0.01 each, to US$20,000,000,000, divided into 2,000,000,000,000 ordinary shares of the same par value. Our shareholders also approved the adoption of the Second A&R Memorandum and Articles of Association reflecting the share capital increase and permitting ordinary resolutions in writing to be passed by members representing a majority of total voting rights, rather than requiring the signatures of all members entitled to vote.

On August 26, 2026, we entered into a sales agreement (the “Sales Agreement”) with Rodman & Renshaw LLC (“Rodman”). In accordance with the terms of the Sales Agreement, we may offer and sell our Ordinary Shares, having an aggregate offering price of up to $75,000,000 from time to time through an at the market offering under which Rodman would act as sales agent and/or principal. The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-294373), as supplemented by the prospectus supplement dated August 26, 2026. We agreed to pay Rodman a commission of up to 3.0% of the gross proceeds from sales in which it acted as sales agent and reimburse specified expenses. On October 15, 2026, we have further paused further sales of our Ordinary Shares under the existing at-the-market equity offering program pursuant to the Sales Agreement. The decision reflects our ongoing evaluation of market conditions and capital requirements. During the pause, we will not initiate any new sales under Sale Agreement. The Sales Agreement remains in place, and we retain the flexibility to resume sales in the future, subject to applicable requirements and market conditions.

Corporate Structure

The following diagram illustrates our corporate structure, including our subsidiaries and the VIE as of the date of this report:

Contractual Arrangements with the VIE and Individual Registered Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication business. We are a company registered in the Cayman Islands. Our PRC subsidiary, Xinjieni Tech, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, the WFOE primarily conducts business in China through the VIE, based on a series of Contractual Arrangements. As a result of these Contractual Arrangements, we exert control over, and are deemed as the primary beneficiary of the VIE and consolidate their operating results in our financial statements subject to the conditions that we have satisfied for consolidation of the VIE under U.S. GAAP. Such conditions include that (i) we control the VIE through power to govern the activities which most significantly impact the VIE’s economic performance, (ii) we are contractually obligated to absorb losses of the VIE that could potentially be significant to the VIE, and (iii) we are entitled to receive benefits from the VIE that could potentially be significant to the VIE.

The following is a summary of the Contractual Arrangements by and among WFOE, the VIE, and Individual Registered Shareholders. These Contractual Arrangements enable us to (i) exercise control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE held by the VIE’s shareholders other than WFOE when and to the extent permitted by PRC law. Our control over the VIE and our position of being the primary beneficiary of the VIE for the accounting purpose are limited to the aforementioned conditions that we met for consolidation of the VIE under U.S. GAAP.

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

In the opinion of our PRC legal counsel, Allbright Law Offices,

●	the ownership structures of the VIE and our WFOE in China are not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements among our WFOE, the VIE and its shareholders governed by PRC law are currently valid and binding in accordance with applicable PRC laws and regulations currently in effect and do not result in any violation of the applicable PRC laws or regulations currently in effect.

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

Overview

We are an exempted company incorporated in the Cayman Islands. Wetour Robotics Limited began transforming into a Physical AI infrastructure company in 2026 while continuing to operate its legacy mobility and packaged tour services. Our principal executive offices are located in Austin, Texas, and our platform research, development and commercialization activities are conducted primarily through our United States operations.

We are developing Orchestra, a hardware-software integrated operating system designed to translate human gestures and visual recognition signals into real-time command signals for connected physical devices. Orchestra is built around three components: (i) Conductor, a software pipeline that ingests surface electromyography (“sEMG”) signals from wristband, classifying real-time continuous gestures into standardized commands that drive physical device responses; (ii) Vision-Link, a visual scene recognition and execution layer that converts camera input into actuator commands; and (iii) Orchestra OS, a device-agnostic operating system comprising perception, intent, orchestration and safety engines.

During the period covered by this Report, the Group continued to operate its legacy mobility and packaged tour services business, which provided the Group’s operating revenue base for the year ended June 30, 2026. These services include (i) packaged tour service, (ii) customized chartered bus service, and (iii) commute shuttle service, operated primarily through the Group’s U.S. subsidiary and, to a lesser extent, its PRC Subsidiaries and VIE. For the year ended June 30, 2026, revenues generated by our U.S. subsidiary were RMB10,717,054, representing approximately 80.4% of total Group revenue.

As a holding company with no material operations, our operations were conducted by: (1) our subsidiaries in the United States and the PRC; (2) our direct investment in Youba Tech, the VIE in the PRC; and (3) through certain contractual arrangements with Youba Tech (the “VIE Agreements”). Through the VIE Agreements among WFOE, Youba Tech and Individual Registered Shareholders, which have not been tested in a court of law, we are regarded as the primary beneficiary of Youba Tech for accounting purposes, and, therefore, we are able to consolidate the financial results of Youba Tech in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as we only hold 50% equity interest in the VIE and do not and may never hold the equity interests over 50% in the VIE. Instead, the VIE structure provides contractual exposure to foreign investment in us.

Orchestra platform and Physical AI services and solutions

To support and commercialize our Orchestra platform, our Physical AI business encompasses two core pillars: advanced hardware-software integration and critical power infrastructure.

1. Hardware Integration and Physical AI Platforms

We conduct our Physical AI research, development, and commercialization activities primarily through our United States subsidiaries, including NextFood and Vantapower. Through these entities, we are developing and integrating wearable sensors, edge computing processors, and robotic actuators designed to interface seamlessly with the Orchestra OS. Our goal is to provide a robust, device-agnostic infrastructure that enables enterprises to deploy connected physical devices—ranging from robotic manipulators to autonomous systems—with high precision and safety.

2. Power Infrastructure (Vantapower LLC)

The deployment of Physical AI and large-scale robotics requires immense, stable computing and operational power. To address this bottleneck, we established our presence in Austin, Texas, through Vantapower. Vantapower is dedicated to pursuing transformer supply and power infrastructure opportunities specifically tailored for data centers, industrial facilities, energy storage projects, and other high-load applications. By securing the supply chain for critical power components, we aim to provide a comprehensive Physical AI infrastructure solution that bridges the gap between advanced software intelligence and reliable physical execution.

Packaged tour service

We offer packaged tour service to customers inclusive of services like chartered bus service, itinerary route schedule, sightseeing tour guidance, accommodation arrangement, etc., and cater to different budgets and preferences. For the years ended June 30, 2024, 2025 and 2026, our revenue from the packaged tour service were RMB33,391,854, RMB32,039,060 and RMB11,592,228 ($1,708,483), respectively.

Customized chartered bus service

We also provide customized chartered bus service to support a more flexible and less preplanned group travel demand which ranges from one day to several weeks. For the years ended June 30, 2024, 2025 and 2026, our revenue from the customized chartered bus service were RMB10,730,641, RMB3,022,802 and RMB1,424,136 ($209,891), respectively.

Commuter shuttle service

We provide customized commuter shuttle service with digital platform monitoring, delivering daily transportation service from predetermined departure to destination during the contract period. For the years ended June 30, 2024, 2025 and 2026, our revenue from the commuter shuttle service were RMB1,853,926, RMB531,193 and RMB319,794 ($47,132), respectively.

Our Competitive Strengths

We believe the following strengths have contributed to our success:

●

High Degree of Digitalization.

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

●

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

●

User-Centered Services.

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

●

Diverse and Highly Customizable Travel Solutions for Different Service Scenarios

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

●

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

●

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

●

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

●

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

●

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

●

Geographically broaden our service coverage.

The service we provide outside of China has achieved the highest revenue growth rate. Our revenues generated from services outside China were RMB33,218,387, RMB28,118,356 and RMB12,271,747 ($1,808,632) for the year ended June 30, 2024, 2025 and 2026, respectively. It accounted for approximately 72.3%, 79.1% and 92.1% of our total revenues for the year ended June 30, 2024, 2025 and 2026, respectively. We plan to expand our global service and platform by continuing to maintain strategic collaborations with large online travel platforms as their vertical business supplier, cooperating with local fleet drivers and tourist guides, and increasing online marketing and short video traffic advertising

●

Pursue strategic alliances, acquisitions and investments.

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

Our Challenges

Our revenues decreased by 62.5%, or RMB22,256,897, to RMB13,336,158 ($1,965,506) for the year ended June 30, 2026, from RMB35,593,055 for the year ended June 30, 2025. This decrease was primarily attributable to a decline of RMB20,446,832 in revenues from packaged tour services and RMB1,598,666 in revenues from customized chartered bus services. The decrease in revenues from our legacy mobility and packaged tour services was mainly driven by weak market demand amid the broader economic downturn, as well as our strategic shift in business focus and resources toward developing our Physical AI infrastructure business in the United States. In 2026, we began transforming into a Physical AI infrastructure company and advancing the development and commercialization of Orchestra, our integrated hardware-software operating system designed to translate human gestures and visual recognition signals into real-time commands for connected physical devices. Our revenue decreased by 22.6% from RMB45,976,421 for the year ended June 30, 2024 to RMB35,593,055 for the year ended June 30, 2025. The decrease was mainly due to the decrease of revenue in the domestic market, which was primarily attributed to the adjustment in our strategic decision to focus more on the overseas market, and revenue from customized chartered bus service, which was primarily due to the fact that we integrated a portion of customized chartered bus service into packaged tour services in overseas markets, aiming to create a more competitive and all-inclusive tour service offering.

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

●

Mini programs. We primarily operate our self-developed mini programs predominantly on Tencent’s WeChat platform, which can be accessible by WeChat users from the drop-down list of the favorite or most frequently used mini programs in WeChat. WeChat is one of the largest social media platforms in China in terms of user base. Our mini programs direct WeChat users to our interfaces where the functions mirror our own mobile apps and websites, and enable WeChat users to, among other things, browse, compare and purchase our travel products, and receive push notifications such as pre-trip alerts, all within WeChat without leaving the app or downloading additional apps. Moreover, by using our mini programs, WeChat users authorize us to access, collect, and store data in our database to provide services and perform data-analysis and other functions to improve our services. We believe that the simplicity of accessing our WeChat-based mini programs not only grows our user traffic and engagement but also enriches services offered to WeChat users. We also operate our mini programs on platforms such as Taobao, Ctrip, and Xiaohongshu to tap into their users and search traffic. Our major third-party partner, WeChat, does not charge commissions on transactions initiated on its platform.

Unlike other third-party partners, Xiaohongshu serves purely as a promotion site to direct interested users to our own mini-program and does not charge commissions for that.

●

Mobile Apps and Websites.

Our users can reach us through our mobile apps which are available on both Android and iOS operating systems and our proprietary websites, www.wetourglobal.com, www.Wetour.vip, www.weixiaoba.vip, and www.ubus.vip. Both of our mobile apps and websites are built to enable access to our full travel product offerings with clear and functional interfaces.

Our Service Offerings

Orchestra Platform and Physical AI Services and Solutions

Our Physical AI service offerings are currently in the commercialization and early-access phases. We provide comprehensive hardware-software integrated solutions designed to bridge human intent with physical device execution. Our primary service offerings in this segment include:

Orchestra Platform Integration and Software Development Kits (SDKs): We offer enterprise partners and hardware developers access to our proprietary Orchestra operating system, along with SDKs and Application Programming Interfaces (APIs). This enables third-party developers to integrate gesture recognition (Conductor) and visual perception (Vision-Link) capabilities into their own robotic and connected devices.

Wearable surface electromyography (sEMG) Sensors and Edge Devices: We design and supply specialized wearable wristbands and edge computing hardware that capture and process sEMG signals locally, ensuring low-latency, real-time control of connected machinery with enhanced privacy and safety.

Power Infrastructure Solutions (via Vantapower): Through our subsidiary Vantapower LLC, we provide power infrastructure planning and hardware solutions, specifically focusing on transformer procurement and supply for high-load applications. This includes powering data centers, industrial facilities, and energy storage projects that require robust, stable energy for AI computing and robotic operations.

Packaged Tour Service

Our packaged tour service offers tailored packages to both individuals and group travelers, which include chartered bus service, itinerary consultation, sightseeing tour guide, accommodation arrangement. Our revenues from packaged tour service were RMB33,391,854, RMB32,039,060 and RMB11,592,228 ($1,708,483) for the years ended June 30, 2024, 2025 and 2026, respectively. It accounted for approximately 72.7%, 90.2% and 87.0% of our total revenues for the corresponding fiscal years 2024, 2025 and 2026, respectively. We started the customizable travel service first in domestic market in December 2020 and expanded to the North America market in March 2022. We now provide services in a dozen more countries, including Japan, Korea, Singapore, and the United Arab Emirates. In line with our expectation, our revenues generated from international packaged tour services increased from RMB23,385,774 for the year ended June 30, 2024 to RMB25,432,232 for the year ended June 30, 2025. During this period, it accounted for 70.0% and 79.4% of our total revenues from packaged tour service, respectively. Our revenues generated from international packaged tour services decreased from RMB25,432,232 for the year ended June 30, 2025 to RMB11,075,340 ($1,632,303) for the year ended June 30, 2026. During this period, it accounted for 79.4% and 95.5% of our total revenues from packaged tour service, respectively.

Customized Chartered Bus Service

The customized chartered bus services were initially developed in response to the demand for more flexible and less preplanned group travel, ranging from one-day trips to several months of inter-province travel for both corporate and individual customers. We launched the customized chartered bus service in March 2021. Through collective business development, we successfully leveraged the industry resources of our major corporate customers, who have extensive experience in the transportation industry and access to the local customer base. We also established long-term business relationships with our vehicle fleet operators to ensure the availability of sufficient vehicles and drivers to support business growth. In recent years, however, revenues from our customized chartered bus services have declined. As a result, we plan to gradually reduce the scale of this business and reallocate resources to other service offerings that we believe present greater growth potential. We intend to continue providing limited customized chartered bus services, particularly in overseas markets where we achieve higher gross margins, while focusing our efforts on expanding other segments of our business. Our revenues from customized chartered bus service were RMB10,730,641, RMB3,022,802 and RMB1,424,136 ($209,891) for the year ended June 30, 2024, 2025, and 2026 respectively. It accounted for approximately 23.4%, 8.4%, and 10.7% of our total revenues for the corresponding fiscal years 2024, 2025 and 2026, respectively. During the year ended June 30, 2025, due to the relatively low average unit price per customer for the customized chartered bus services and intensified market competition, we integrated a portion of customized chartered bus service into packaged tour services in overseas markets, aiming to create a more competitive and all-inclusive tour service offering.

Our revenues from customized chartered bus service provided outside of China decreased by 72.7% from RMB9,832,613 for the year ended June 30,2024 to RMB2,686,124 for the year ended June 30, 2025. Our revenues from customized chartered bus service provided outside of China decreased by 52.9% from RMB2,686,124 for the year ended June 30,2025 to RMB1,424,136 ($209,891) for the year ended June 30, 2026.

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

Our WeChat Mini Programs

Global Market

We operate our online customized chartered travel platform around the world under the brand “Wetour” and the Wetour app. We provide customized travel solutions to Chinese customers around the world, providing car services with Chinese-speaking drivers and tour guides. Our offerings include airport pickups and drop-offs in cities around the globe, single-day chartered vehicles, customized multi-day tours and premium small group tours, and. As a result, as of June 30, 2026, our Wetour platform has collaborated with more than 10,000 Chinese-speaking full-time drivers to cover over 80 popular urban areas around the world.

Our International Travel Mobile App

Commuter Shuttle Service

The customers of our commuter shuttle service are predominately corporate entities who use our shuttle to transport their employees between predetermined starting points and destinations on a daily basis. We serve large corporate customers such as industrial parks, or enterprises in Zhejiang and its vicinity with our digitally administered shuttle buses, featuring online collection of boarding and boarding demand data, background heat map analysis, and automatic generation of optimal routes, boarding and boarding sites. Passengers purchase tickets online on the mini program or mobile app and websites, scan the QR code to check the ticket and get on the shuttle. Both our platform and customers can obtain real-time shuttle operation data to increase or decrease the number of shifts, pick-up and drop-off sites, and driving routes to optimize the operational efficiency of the bus line. Our revenues from commuter shuttle service decreased by approximately 71.3% from RMB1,853,926 for the year ended June 30, 2024 to RMB531,193 for the year ended June 30, 2025 and decreased by approximately 39.8% from RMB531,193 for the year ended June 30, 2025 to RMB319,794 for the year ended June 30, 2026, primarily attributable to the termination in collaboration with two major customers. All revenues were contributed by the VIE.

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

Intellectual Property

Our intellectual property rights primarily include trademarks and domain names associated with the name “微巴士,” “未来巴士,” “优巴士” and “微途” and copyright and other rights associated with our websites, technology platform, booking software, and other aspects of our business. We regard our intellectual property as a critical factor contributing to our success, although we are not dependent on any patents, intellectual property related contracts or licenses other than some commercial software licenses available to the general public. We rely on trademark and copyright law, trade secret protection, and confidentiality agreements with our employees to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our users, methods, business, and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments, and other processes made by them during their employment are our property.

As of June 30, 2026, we owned 26 registered trademarks, in various categories with the Trademark Office of the PRC Intellectual Property Administration and one registered trademark with the United States Patent and Trademark Office (“USPTO”). All of our trademarks were registered in or after 2018 and have an effective period of ten years.

As of June 30, 2026, we held 37 computer software copyrights and 1 other copyright registered with the PRC Copyright Administration. All of our copyrights were registered in or after 2020 and have an effective period of fifty years.

As of June 30, 2026, we had four registered domain names in China, including www.wetourglobal.com, www.Wetour.vip, www.weixiaoba.vip, and www.ubus.vip, and we have full legal rights over these domain names. As of the date of this report, all of our registered domain names were in effect.

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

Employees

As of June 30, 2026, we had 18 employees, including 4 in management and administration, 3 in our customer service center, 6 in sales and marketing and 5 in financial.

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

Our Facilities

Our principal executive offices, administrative offices, and development facilities are located at 3300 N Interstate 35, Ste 700, Room 7003, Austin, TX 78705, United States, and the lease terms on these premises expire on January 27, 202719. In addition, we maintain a customer service center and a regional sales and marketing office for the Asia-Pacific region on premises comprising approximately 127.81 square meters in Hangzhou, China. We currently lease our facilities in Hangzhou. The lease terms on these premises expire on December 15, 2027. Youba Tech also owns a building of approximately 172.3 square meters mainly used as customer service center. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

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

Licenses and Approvals

The following table sets forth licenses and approvals that our WFOE and the VIE are required to obtain for our and the VIE’s operations in China as of the date of this report:

Name	Type	Licenses and Approvals	PRC Regulatory Authority	Expiration Date
Zhejiang Xinjieni Technology Co., Ltd.,	WFOE	Business License	Hangzhou Administration for Industry and Commerce Yuhang Branch	August 30, 2052
Zhejiang Youba Technology Co., Ltd.,	VIE Entity	E-Hailing Business Permit	Hangzhou Transport Bureau	May 26, 2030
Hangzhou Webus Travel Agency Co., Ltd.,	WFOE Entity’s Principal Subsidiary	Travel Agency License	Zhejiang Department of Culture and Tourism	Long term

Regulations

Regulations of People’s Republic of China

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China through our wholly owned subsidiary.

Regulations Relating to Foreign Investment

Negative List of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Encouraged Industries for Foreign Investment (the “Encouraged Catalogue”) and the Special Administrative Measures (Negative List) for Foreign Investment Access (the “Negative Lists”), which are promulgated and amended from time to time by the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or MOFCOM. Industries falling within the Encouraged Catalogue are encouraged for foreign investment, while the Negative Lists classify businesses into two categories with regard to foreign investment: “restricted” and “prohibited.” Industries not listed in the Negative Lists are generally deemed as falling into a third category, “permitted,” unless specifically restricted by other PRC laws. The NDRC and the MOFCOM promulgated the Catalogue of Encouraged Industries for Foreign Investment (2025 Edition), which was published on December 15, 2025 and took effect on February 1, 2026. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (the “2024 National Negative List”) on September 8, 2024, which took effect on November 1, 2024. The 2024 National Negative List reduced the number of restrictive measures from 31 to 29 and removed the remaining restrictions on foreign investment in the manufacturing industries. Industries listed on the 2024 National Negative List and the 2021 FTZ Negative List are divided into two categories: restricted and prohibited. Industries not listed on the Negative Lists are generally deemed as constituting a third “permitted” category. The establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases, Chinese partners are required to hold the majority interests in such joint ventures. In addition, projects falling under the restricted category are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative Lists are generally open to foreign investment unless specifically restricted by other PRC regulations. Any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

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

The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (the “2024 National Negative List”) on September 8, 2024, which took effect on November 1, 2024, replacing the 2021 National Negative List and the 2021 FTZ Negative List promulgated on December 27, 2021, which took effect on January 1, 2022. Compared to the 2021 Negative Lists, the 2024 National Negative List cuts down the number of items restricted or prohibited to foreign investors from 31 to 29, removing the last two remaining restrictions in the manufacturing sector and thereby achieving a full removal of foreign investment restrictions in the manufacturing sector, widening access to more industries and fields. The Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) remains in effect. However, the 2024 National Negative Lists prescribe that any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in the 2024 National Negative Lists and the 2021 FTZ Negative Lists.

Furthermore, the five-year transition period under the Foreign Investment Law, which allowed foreign invested enterprises established according to the existing laws regulating foreign investment to maintain their structure and corporate governance after the implementation of the Foreign Investment Law, expired on December 31, 2024. Since January 1, 2025, for any such enterprise that has not adjusted its corporate form, organizational structure or other matters in accordance with the law and completed the relevant registration of changes, the market regulation authorities will not process its applications for other registration matters, and the relevant circumstances will be publicized.

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

Regulations Relating to Cyber Security and Data Security

Cyber Security Law

The SCNPC promulgated the Cyber Security Law in November 2016, which became effective in June 2017, to protect cyberspace security and order. The Cyber Security Law was amended by the Standing Committee of the National People’s Congress on October 28, 2025, and the amended law took effect on January 1, 2026. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

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

On September 30, 2024, the State Council promulgated the Network Data Security Administration Regulations (the “Data Security Regulations”) (State Council Decree No. 790), which took effect on January 1, 2025, to provide more detailed guidelines on the current rules on various aspects of data processing, including the processors’ announcement of data processing rules, obtaining consents and separate consents, security of important data, cross-border transfer of data, and further obligations of platform operators. Specifically, pursuant to the Cybersecurity Review Measures amended in November 2021 and effective February 15, 2022, internet platform operators possessing the personal information of more than one million users must apply for cybersecurity review before listing abroad, and cybersecurity review shall also apply to other data processing activities that affect or may affect national security. The Data Security Regulations also require processors of important data to conduct a risk assessment on their data processing activities annually and file the risk assessment report with the competent provincial-level authorities; the Measures on Network Data Security Risk Assessment promulgated by the CAC and other authorities in June 2026, which took effect on August 20, 2026, further provide detailed rules therefor.

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

The Measures for Security Assessment for Outbound Data Transfer

On July 7, 2022, the CAC promulgated the Measures for Security Assessment for Outbound Data Transfer, which became effective on September 1, 2022. The Measures apply to the security assessment of Important Data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. Specifically, the Measures for Security Assessment for Outbound Data Transfer to provide that where a data handler transfers data abroad under any of the following circumstances, it shall, through the local Cyberspace Administration at the provincial level, apply to the CAC for security assessment for the outbound data transfer: (1) a data handler who transfers Important Data abroad; (2) a critical information infrastructure operator, or a data handler processing the personal information of more than one million individuals, who, in either case, transfers personal information abroad; (3) a data handler who has, since January 1 of the previous year cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or (4) other circumstances where the security assessment for the outbound data transfer is required by the CAC. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows (the “Cross-border Data Flow Provisions”), which became effective on the same date and relaxed the requirements under the Security Assessment Measures, among other things, by exempting from security assessment the outbound transfer of non-sensitive personal information of an aggregate of fewer than 100,000 individuals (other than key information infrastructure operators) where no important data is involved, and by providing that data processors need not declare security assessment as important data processors unless they have been notified or publicly identified as such by relevant authorities.

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

Copyright.

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 which took effect in April 2010 (the “Copyright Law”) which has been amended by SCNPC on November 11, 2020 and became effective on June 1, 2021, and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.

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

Trademark.

 The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the “Trademark Law”) and it was last amended on April 23, 2019 and the amendments became effective on November 11, 2019. Its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is 10 years from the date of approval of trademark application, and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period. On June 26, 2026, the Standing Committee of the National People’s Congress revised the Trademark Law, and the revised Trademark Law, consisting of 87 articles in nine chapters, will take effect on January 1, 2027. The revised Trademark Law adds a specific chapter concentrating the conditions for trademark registration, provides that trademark applications filed without the intention to use and obviously exceeding normal business needs shall not be registered, strengthens the protection of well-known trademarks, increases the penalties for the use of registered trademarks in a misleading manner, and enhances the regulation of trademark agencies and their practitioners.

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

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the Code of Ecological and Environmental Protection of the PRC (the “Ecological and Environmental Code”), which took effect on August 15, 2026, replacing the Environmental Protection Law of the PRC promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, which was repealed upon the effectiveness of the Ecological and Environmental Code, any entity which discharges or will discharge pollutants during the course of its operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. The preparation of relevant development and utilization plans and the construction of the projects having impact on environment shall be subject to environmental impact assessment in accordance with the law. Furthermore, the enterprises and business operators on which the management system for the pollutants discharge permit and registration is implemented shall discharge pollutants according to their respective pollutants discharge permits or registrations and shall not discharge pollutants without obtaining a pollutants discharge permit or registration.

The competent ecological and environmental authorities impose various administrative penalties on persons or enterprises in violation of the Ecological and Environmental Code. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Civil Code of PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. In addition, on May 28, 2020, National People’s Congress promulgated the Civil Code of PRC, which took effective on January 1, 2021, to replace the PRC Inheritance Law, Adoption Law, PRC Contract Law, the General Principles of the Civil Law of the PRC, the PRC Marriage Law, the PRC Guarantee Law, the PRC Property Law and the PRC Tort Liability Law. Seven parts are introduced in the Civil Code of PRC, including General Part, Right in Rem, Contracts, Personality Rights, Marriage and Family, Inheritance, Tort Liability.

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

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC implemented on July 1, 2011, amended on December 29, 2018 and became effective on the same day, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended on August 10, 2026 and became effective on September 20, 2026, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, which shall be the product of employees’ average monthly salaries of the previous year multiplied by the contribution rate of the housing provident fund of the employer. Where, in violation of the provisions of these Regulations, an employer is overdue in the contribution of, or underpays, the housing provident fund, the housing provident fund management center shall order it to make the contribution within a prescribed time limit; where the contribution has not been made after the expiration of the time limit, an application may be made to a people’s court for compulsory enforcement.

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

Value-added Tax

The Value-added Tax Law of the PRC (the “VAT Law”) was promulgated by the Standing Committee of the National People’s Congress on December 25, 2024 and took effect on January 1, 2026, replacing the Provisional Regulations of the PRC on Value-added Tax and their implementation rules. According to the VAT Law, all enterprises and individuals engaged in the sale of goods, services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are 13%, 9%, 6% and 0%, and the VAT levy rate applicable to the small-scale taxpayers is 3%. The VAT Law also provides, among other things, that VAT shall be exempted for certain statutory items, such as agricultural producers selling self-produced agricultural products, and that small-scale taxpayers with small monthly sales volumes may enjoy preferential treatment such as reduced levy rates in accordance with the provisions of the State Council.

Dividend Withholding Tax

As we believe Wetour Robotics is a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC Subsidiaries would be subject to 10% withholding tax, if no tax treaty is applicable. In addition, under the current tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the foreign-invested enterprise; or 10%, if the investor holds less than 25% in the foreign-invested enterprise.

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

According to the Foreign Investment Law, Measures for Reporting of Information on Foreign Investment, promulgated by MOFCOM, and State Administration for Market Regulation, or the SAMR on December 30, 2019 and became effective on January 1, 2020, the Regulation on the Administration of Market Entity Registration, which was promulgated by the State Council on July 27, 2021 and became effective on March 1, 2022, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR, or its local counterparts, and investment information shall be submitted to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, which was fully revised on December 29, 2023 and the revised law took effect on July 1, 2024 (the “Company Law”), the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds of at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Overview

We are an exempted company incorporated in the Cayman Islands. We, Wetour Robotics Limited began transforming into a Physical AI infrastructure company in 2026 while continuing to operate our legacy mobility and packaged tour services. Our principal executive offices are located in Austin, Texas, and our platform research, development and commercialization activities are conducted primarily through our United States operations.

We are developing Orchestra, a hardware-software integrated operating system designed to translate human gestures and visual recognition signals into real-time command signals for connected physical devices. Orchestra is built around three components: (i) Conductor, a software pipeline that ingests surface electromyography (“sEMG”) signals from wristband, classifying real-time continuous gestures into standardized commands that drive physical device responses; (ii) Vision-Link, a visual scene recognition and execution layer that converts camera input into actuator commands; and (iii) Orchestra OS, a device-agnostic operating system comprising perception, intent, orchestration and safety engines.

During the period covered by this Report, we continued to operate our legacy mobility and packaged tour services business, which provided our operating revenue base for the year ended June 30, 2026. These services include (i) packaged tour service, (ii) customized chartered bus service, and (iii) commute shuttle service, operated primarily through our U.S. subsidiary and, to a lesser extent, our PRC subsidiaries and VIE. For the year ended June 30, 2026, revenues generated by our U.S. subsidiary were RMB10.7 million ($1.6 million), representing approximately 80.4% of our total revenue.

As a holding company with no material operations, our operations were conducted by: (1) our subsidiaries in the United States and the People’s Republic of China (the “PRC”); (2) our direct investment in Zhejiang Youba Technology Co., Ltd. (“Youba Tech” or the “VIE”) in the PRC; and (3) through certain contractual arrangements with Youba Tech (the “VIE Agreements”). Through the VIE Agreements among WFOE, Youba Tech and Individual Registered Shareholders, which have not been tested in a court of law, we are regarded as the primary beneficiary of Youba Tech for accounting purposes, and, therefore, we are able to consolidate the financial results of Youba Tech in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as we only hold 50% equity interest in the VIE and do not and may never hold the equity interests over 50% in the VIE. Instead, the VIE structure provides contractual exposure to foreign investment in us.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the followings:

Our ability to develop and commercialize our Orchestra platform.

Our long-term operating results will be substantially affected by our ability to advance the development of our Orchestra platform, including the technical maturity of our Conductor gesture recognition pipeline, our Vision-Link visual execution layer, and Orchestra OS, and our ability to integrate with third-party sensor and actuator hardware. The timing of our first developer release, the quality of reference implementations we publish, and our ability to attract third-party developers and integration partners to the Orchestra ecosystem will be significant factors in our transition toward Physical AI infrastructure. Any delay in platform readiness, or inability to convert technical demonstration into commercial integration, could adversely affect the pace and outcome of this transition.

Our ability to deepen our United States operating footprint and ecosystem relationships.

Our transition toward Physical AI infrastructure is conducted primarily through our United States operations, from our principal executive offices in Austin, Texas. Our ability to access the United States developer and enterprise customer ecosystem, recruit and retain United States-based technical talent, and build relationships with United States-based research institutions and industrial partners, will materially affect our ability to execute the Orchestra strategy.

Our ability to improve user experience and diversify service offerings

We have been constantly endeavoring to improve user experience through technology and innovation capabilities, in particular in transportation. By further leveraging our growing database and powerful data analysis capabilities, we are able to more precisely analyses user behaviors and intent, provide personalized service matching and help users make fast and informed decisions. We have made, and will continue to make, significant investments to improve our technology infrastructure and enhance user experience.

Our results of operations have been, and will continue to be, affected by the size and diversity of our service offerings. Since our inception, we have introduced various value-added services built around our customers’ travel needs and expanded our service offerings in response to market opportunities. We will continue to evaluate market conditions and optimize our service portfolio to support the sustainable development of our business.

Our ability to retain and expand our collaborations with suppliers

We have developed collaborations with various suppliers that support our service offerings and market presence. As a trusted partner of traditional and online travel agencies, local tourist attraction sites, hotels and vehicle fleet providers, we have been able to offer tailored packages at competitive prices compared with prevailing market rates, which has supported customer acquisition and revenue generation.

Our ability to control costs and expenses and enhance operational efficiency

Our results of operations have been, and will continue to be, affected by our ability to control costs and expenses and enhance our operational efficiency. Sales and marketing expenses have historically represented a large portion of our total costs and expenses. Advertising and marketing expenses, consisting primarily of online and offline advertisements, general and administrative expenses, and research and development expenses are important components of our costs. We have been always mindful of the balance between rapid business expansion and costs and expenses. We will continue to make efforts to manage our customer acquisition cost and improve our customer retention rate. In addition, as our business grows, we will continue to further improve our operational efficiency by developing technologies and infrastructure across different business functions. We expect to achieve greater operating leverage and increase the productivity of our personnel, allowing us to acquire customers and suppliers more cost-effectively and achieve higher operational efficiency.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are the results for the years ended June 30, 2024, 2025 and 2026 as set forth in the table below.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the years ended June 30, 2024, 2025 and 2026, in absolute amount and as a percentage of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended June 30,
	2024		2025		2026
	RMB	%	RMB	%	RMB	$	%

Net revenues	45,976,421	100.0	35,593,055	100.0	13,336,158	1,965,506	100.0
Cost of revenues	(39,546,098)	(86.0)	(29,692,707)	(83.4)	(12,227,303)	(1,802,081)	(91.7)
Gross profit	6,430,323	14.0	5,900,348	16.6	1,108,855	163,425	8.3

Operating expenses:
Sales and marketing expenses	(7,468,321)	(16.2)	(8,333,493)	(23.4)	(6,646,082)	(979,511)	(49.8)
General and administrative expenses	(5,098,450)	(11.1)	(9,883,761)	(27.8)	(20,008,988)	(2,948,960)	(150.0)
Research and development expenses	(1,331,037)	(2.9)	(1,056,335)	(3.0)	(229,709)	(33,855)	(1.7)
Total operating expenses	(13,897,808)	(30.2)	(19,273,589)	(54.2)	(26,884,779)	(3,962,326)	(201.5)
Operating loss	(7,467,485)	(16.2)	(13,373,241)	(37.6)	(25,775,924)	(3,798,901)	(193.2)

Other income/(expenses)
Financial expenses, net	(1,134,713)	(2.5)	(1,161,392)	(3.3)	(1,521,305)	(224,213)	(11.4)
Other income, net	4,500,552	9.8	1,954,244	5.5	263,778	38,876	2.0
Impairment loss on long-lived assets	-	-	-	-	(4,074,402)	(600,493)	(30.6)
Total other income/(expenses), net	3,365,839	7.3	792,852	2.2	(5,331,929)	(785,830)	(40.0)

Loss before income tax expense	(4,101,646)	(8.9)	(12,580,389)	(35.4)	(31,107,853)	(4,584,731)	(233.2)
Income tax benefit	46,054	0.1	97,342	0.3	-	-	-
Net loss	(4,055,592)	(8.8)	(12,483,047)	(35.1)	(31,107,853)	(4,584,731)	(233.2)

Key Components of Results of Operations

Revenues

We generate revenues primarily from packaged tour service, customized chartered bus service and commute shuttle service. We offer packaged tour service to customers inclusive of services like chartered bus service, itinerary route schedule, sightseeing tour guidance, accommodation arrangement, etc. Customized chartered bus services are provided by us to support a more flexible and less pre-planned group travel demand which ranges from one day to several months. For commute shuttle service, we provide customers with daily transportation service from predetermined departure to destination.

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

Sales and marketing expenses

Our sales and marketing expenses primarily consist of advertising expenses, staff cost, depreciation expenses, entertainment fees, rent fees, etc.

General and administrative expenses

Our general and administrative expenses primarily consist of professional service expenses, staff cost, share-based compensation expenses, office fees, depreciation expenses, rent fees, etc.

Research and development expenses

Our research and development (“R&D”) expenses primarily consist of staff cost, technology service expenses, etc.

Comparison of Years Ended June 30, 2025 and 2026

Revenues

The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Years Ended June 30,
	2025		2026			Variance
	RMB	%	RMB	$	%	%
Net revenues:
Packaged tour service	32,039,060	90.2	11,592,228	1,708,483	87.0	(63.8)
Domestic	6,606,828	18.6	516,888	76,180	3.9	(92.2)
Overseas	25,432,232	71.6	11,075,340	1,632,303	83.1	(56.5)
Customized chartered bus service	3,022,802	8.4	1,424,136	209,891	10.7	(52.9)
Domestic	336,678	0.9	227,729	33,562	1.7	(32.4)
Overseas	2,686,124	7.5	1,196,407	176,329	9.0	(55.5)
Commute shuttle service	531,193	1.4	319,794	47,132	2.3	(39.8)
Domestic	531,193	1.4	319,794	47,132	2.3	(39.8)
Total net revenues	35,593,055	100.0	13,336,158	1,965,506	100.0	(62.5)

Our total revenues decreased by 62.5%, or RMB22,256,897, to RMB13,336,158 ($1,965,506) for the year ended June 30, 2026, from RMB35,593,055 for the year ended June 30, 2025. This decrease was primarily attributable to a decline of RMB20,446,832 in revenues from packaged tour services and RMB1,598,666 in revenues from customized chartered bus services. The decrease in revenues from our legacy mobility and packaged tour services was mainly driven by weak market demand amid the broader economic downturn, as well as our strategic shift in business focus and resources toward developing our Physical AI infrastructure business in the United States. In 2026, we began transforming into a Physical AI infrastructure company and advancing the development and commercialization of Orchestra, our integrated hardware-software operating system designed to translate human gestures and visual recognition signals into real-time commands for connected physical devices.

Cost of revenues

The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the Years Ended June 30,
	2025		2026			Variance
	RMB	%	RMB	$	%	%
Cost of revenues:
Packaged tour service	26,701,471	89.9	10,670,693	1,572,665	87.3	(60.0)
Domestic	6,446,066	21.7	534,547	78,782	4.4	(91.7)
Overseas	20,255,405	68.2	10,136,146	1,493,883	82.9	(50.0)
Customized chartered bus service	2,405,006	8.1	1,294,901	190,845	10.6	(46.2)
Domestic	266,865	0.9	200,038	29,482	1.6	(25.0)
Overseas	2,138,141	7.2	1,094,863	161,363	9.0	(48.8)
Commute shuttle service	586,230	2.0	261,709	38,571	2.1	(55.4)
Domestic	586,230	2.0	261,709	38,571	2.1	(55.4)
Cost of revenues	29,692,707	100.0	12,227,303	1,802,081	100.0	(58.8)

Our cost of revenues decreased by 58.8% or RMB17,465,404, from RMB29,692,707 for the year ended June 30, 2025 to RMB12,227,303 ($1,802,081) for the year ended June 30, 2026. This decrease was primarily attributable to a decline of RMB16,030,778 in our cost of revenues for packaged tour service and RMB1,110,105 in our cost of revenues for customized chartered bus service. The decrease was primarily attributable to the decrease in cost related to fleet and tour operators, generally in line with the decrease in our revenues.

Gross profit and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the Years Ended June 30,
	2025			2026
	RMB	Margin	%	RMB	$	Margin	%
Gross profit and margin
Packaged tour service	5,337,589	16.7%	90.4	921,535	135,818	7.9%	83.1
Domestic	160,762	2.4%	2.7	(17,659)	(2,602)	(3.4)%	(1.6)
Overseas	5,176,827	20.4%	87.7	939,194	138,420	8.5%	84.7
Customized chartered bus service	617,796	20.4%	10.4	129,235	19,046	9.1%	11.7
Domestic	69,813	20.7%	1.1	27,691	4,080	12.2%	2.5
Overseas	547,983	20.4%	9.3	101,544	14,966	8.5%	9.2
Commute shuttle service	(55,037)	(10.4)%	(0.8)	58,085	8,561	18.2%	5.2
Domestic	(55,037)	(10.4)%	(0.8)	58,085	8,561	18.2%	5.2
Total	5,900,348	16.6%	100.0	1,108,855	163,425	8.3%	100.0

As a result of the foregoing, our gross profit decreased from RMB5,900,348 for the year ended June 30, 2025 to RMB1,108,855 ($163,425) for the year ended June 30, 2026, in line with the decrease in our total revenues. Our overall gross profit margin decreased from approximately 16.6% to 8.3%, primarily due to lower gross profit margins in our packaged tour and customized chartered bus services, partially offset by improved profitability in our commute shuttle services.

Operating expenses

Our operating expenses increased by approximately 39.5% from RMB19,273,589 for the year ended June 30, 2025 to RMB26,884,779 ($3,962,326) for the year ended June 30, 2026, primarily due to the following:

Sales and marketing expenses

The following table sets forth a breakdown of our sales and marketing expenses by categories, expressed as an absolute amount and as a percentage of the total sales and marketing expenses, for the periods indicated.

	For the Years Ended June 30,
	2025		2026			Variance
	RMB	%	RMB	$	%	%
Sales and marketing expenses
Advertising expenses	2,691,729	32.3	1,919,890	282,957	28.9	(28.7)
Staff cost	2,155,549	25.9	1,912,759	281,906	28.8	(11.3)
Depreciation expenses	2,041,760	24.5	2,016,994	297,268	30.3	(1.2)
Entertainment expenses	830,650	10.0	400,117	58,970	6.0	(51.8)
Rental expense	97,278	1.2	53,848	7,936	0.8	(44.6)
Others	516,527	6.1	342,474	50,474	5.2	(33.7)
Total sales and marketing expenses	8,333,493	100.0	6,646,082	979,511	100.0	(20.2)

Our sales and marketing expenses decreased by approximately 20.2% or RMB1,687,411 from RMB8,333,493 for the year ended June 30, 2025 to RMB6,646,082 ($979,511) for the year ended June 30, 2026, primarily due to (i) a decrease of RMB771,839 (US$113,755) in advertising expenses; (ii) a decrease of RMB430,533 (US$63,453) in entertainment expenses; and (iii) a decrease of RMB242,790 (US$35,783) in staff costs. These decreases were mainly attributable to reduced marketing and promotional activities associated with our legacy mobility and packaged tour services, amid weaker market demand and our strategic shift in business focus and resources toward developing our Physical AI infrastructure business in the United States.

General and administrative expenses

The following table sets forth a breakdown of our general and administrative expenses by categories, expressed as an absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated.

	For the Years Ended June 30,
	2025		2026			Variance
	RMB	%	RMB	$	%	%
General and administrative expenses
Professional service expenses	7,069,894	71.5	14,814,772	2,183,427	74.0	109.5
Staff cost	1,855,683	18.8	2,733,336	402,844	13.7	47.3
Share-based compensation expenses	-	-	1,087,987	160,349	5.4	100.0
Office expense	239,363	2.4	472,897	69,696	2.4	97.6
Depreciation expenses	173,942	1.8	281,893	41,546	1.4	62.1
Rental expense	121,651	1.2	356,303	52,513	1.8	192.9
Others	423,228	4.3	261,800	38,585	1.3	(38.1)
Total general and administrative expenses	9,883,761	100.0	20,008,988	2,948,960	100.0	102.4

Our general and administrative expenses increased by 102.4% or RMB10,125,227 from RMB9,883,761 for the year ended June 30, 2025 to RMB20,008,988 ($2,948,960) for the year ended June 30, 2026. The increase was primarily attributable to (i) an increase of RMB7,744,878 (US$1,141,454) in professional service expenses, reflecting services provided under an existing strategic consulting agreement that commenced in February 2025, as well as expanded post-listing support; and (ii) an increase of RMB1,087,987 (US$160,349) in share-based compensation expenses related to equity awards granted to two external consultants during the year ended June 30, 2026.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses by categories, expressed as an absolute amount and as a percentage of the total research and development expenses, for the periods indicated.

	For the Years Ended June 30,
	2025		2026			Variance
	RMB	%	RMB	$	%	%
Research and development expenses
Staff cost	849,475	80.4	52,283	7,706	22.8	(93.8)
Technology service expenses	131,917	12.5	162,008	23,877	70.5	22.8
Others	74,943	7.1	15,418	2,272	6.7	(79.4)
Total research and development expenses	1,056,335	100.0	229,709	33,855	100.0	(78.3)

Our research and development expenses decreased by 78.3% or RMB826,626 from RMB1,056,335 for the year ended June 30, 2025 to RMB229,709 ($33,855) for the year ended June 30, 2026, which was primarily attributable to a decrease of RMB797,192 (US$117,492) in staff costs, mainly due to a reduction in research and development headcount.

Total other income/(expenses), net

Total other income/(expenses), net decreased by RMB6,124,781 from net other income of RMB792,852 for the year ended June 30, 2025 to net other expenses of RMB5,331,929 (US$785,830) for the year ended June 30, 2026. The decrease was primarily due to (i) the recognition of an impairment loss on long-lived assets of RMB4,074,402 (US$600,493); (ii) a decrease of RMB1,335,103 (US$196,770) in government grants, mainly due to a reduction in government subsidies related to site services, partially offset by subsidies received for innovation and entrepreneurship initiatives; and (iii) an increase of RMB469,124 (US$69,140) in investment losses, primarily attributable to losses from securities trading activities.

Income tax benefit

We recognized an income tax benefit of RMB97,342 for the year ended June 30, 2025, and no income tax expense or benefit for the year ended June 30, 2026.

Net loss

As a result of the foregoing, we recorded net loss of RMB12,483,047 and RMB31,107,853 ($4,584,731) for the years ended June 30, 2025 and 2026, respectively.

Comparison of Years Ended June 30, 2024 and 2025

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Discussion of Key Components of Results of Operations—Comparison of Years Ended June 30, 2024 and 2025” beginning on page 86 of our annual report on Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC on October 30, 2025 (File No. 001-42536).

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

We define non-GAAP operating loss as operating loss excluding share-based compensation expenses, non-GAAP net loss as net loss excluding share-based compensation expenses. The table below sets forth a reconciliation of our operating loss to non-GAAP operating loss, our net loss to non-GAAP net loss for the years indicated below:

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	$
Operating loss	(7,467,485)	(13,373,241)	(25,775,924)	(3,798,901)
Adjusted for: Share-based compensation	-	-	1,087,987	160,349
Non-GAAP operating loss	(7,467,485)	(13,373,241)	(24,687,937)	(3,638,552)

Net loss	(4,055,592)	(12,483,047)	(31,107,853)	(4,584,731)
Adjusted for: Share-based compensation (net of tax effect of nil)	-	-	1,087,987	160,349
Non-GAAP net loss	(4,055,592)	(12,483,047)	(30,019,866)	(4,424,382)

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

PRC

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended June 30, 2024, 2025 and 2026, all of our PRC subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates

United States

Our subsidiary, Wetour Travel Tech LLC is incorporated in the U.S. and it is subject to a combination of federal income tax rate of 21% and Delaware state income tax rate of 8.7%. Wetour Travel Tech LLC had no income from Delaware state for the years ended June 30, 2024, 2025 and 2026. As a result, Wetour Travel Tech LLC is merely subject to a federal income tax rate of 21% for the years ended June 30, 2024, 2025 and 2026. Our subsidiaries, NextFood Technologies Inc. and Vantrapower (formerly named as HeatBowl LLC), were newly established in the United States and the State of Delaware and Texas, respectively, and had not commenced operations as of June 30, 2026. Accordingly, neither subsidiary generated any operating income during the year ended June 30, 2026.

Liquidity and Capital Resources

We have been incurring losses from operations since inception. We incurred net losses of RMB4,055,592, RMB12,483,047 and RMB31,107,853 for the years ended June 30, 2024, 2025 and 2026, respectively. Our accumulated deficits were RMB49,761,797 and RMB80,867,834 as of June 30, 2025 and 2026, respectively. As of June 30, 2026, we had RMB550,569 in cash and cash equivalents and working capital of RMB24,052,675.

In March 2026, we completed a private investment in public equity (“PIPE”) transaction, with aggregate gross proceeds of RMB35,462,616 (equivalent to US$5,160,000). We had received all proceeds from the PIPE transaction as of June 30, 2026. The proceeds provided additional liquidity to support our working capital requirements and general operations.

Historically, we obtained three lines of credit totaling RMB32,200,000, with maturity dates ranging from September 5, 2026 to September 7, 2027. As of June 30, 2026, our outstanding short-term borrowings were RMB19,250,000, with maturity dates ranging from August 20, 2026 to December 19, 2026, and the current portion of our long-term borrowings was RMB2,200,000, with maturity dates ranging from August 13, 2026 to August 31, 2026. Subsequent to the repayment and renewal of certain short-term borrowings, we had outstanding short-term borrowings of RMB6,750,000 as of the date of this report, with a maturity date of December 19, 2026. We can continue to renew these borrowings within the unexpired credit limits. Thus, we do not expect to incur significant cash outflows due to the repayment obligations of our short-term borrowings.

On August 11, 2026, we entered into certain securities purchase agreements (the “Agreements”) with seven purchasers (the “Purchasers”) for a private investment in public equity transaction in reliance on Regulation S under the Securities Act of 1933, as amended (the “Act”). Pursuant to the Agreement, we agreed to issue and sell to the Purchasers an aggregate of 2,000,000 ordinary shares, par value $0.01 per share (the “Shares”), at a purchase price of $0.90 per Share, for gross proceeds of $1.8 million. The Shares have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On August 26, 2026, we entered into an at-the-market sales agreement with Rodman & Renshaw LLC, pursuant to which we may offer and sell ordinary shares having an aggregate offering price of up to US$75,000,000 from time to time. From August 27, 2026 through September 30, 2026, we sold an aggregate of 13,820,198 ordinary shares under the sales agreement for aggregate gross proceeds of approximately US$46.4 million and received aggregate net proceeds of approximately US$36.7 million, after deducting agent commissions and other offering-related expenses.

Our liquidity depends on our ability to improve our operating cash flow position, obtain equity financing from investors, and secure borrowings to fund our general operations and capital expenditures. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan, which includes increasing market acceptance of our products to boost sales volume and achieve economies of scale, implementing more effective marketing strategies and cost control measures to better manage our operating cash flow position, and obtaining funds from external financing sources to generate positive financing cash flows.

Given our existing cash balances and projected cash generated by, and used in, operating activities, we believe that we will have sufficient liquidity to fund our operating activities and meet our payment obligations arising from operations and debt-related commitments for the next twelve months from the date of issuance of the consolidated financial statements. Accordingly, our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of operations.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB	$
Summary Consolidated Cash Flow Data:
Net cash provided by/ (used in) operating activities	55,031	(58,731,377)	4,008,088	590,721
Net cash used in investing activities	(1,470,287)	(1,045,640)	(12,793,832)	(1,885,578)
Net cash provided by financing activities	2,042,038	69,137,486	375,651	55,364
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,945	(789,424)	(2,387,261)	(351,840)
Net change in cash, cash equivalents and restricted cash	629,727	8,571,045	(10,797,354)	(1,591,333)
Cash, cash equivalents and restricted cash at beginning of the year	2,151,180	2,780,907	11,351,952	1,673,071
Cash, cash equivalents and restricted cash at end of the year	2,780,907	11,351,952	554,598	81,738

Operating Activities

Net cash provided by operating activities was RMB4,008,088 ($590,721) for the year ended June 30, 2026, which primarily reflected our net loss of RMB31,107,853 ($4,584,731) as mainly adjusted for impairment of property, and equipment and right-of-use assets of RMB4,074,402 ($600,493), depreciation and amortization of property and equipment of RMB2,225,867 ($328,052), share-based compensation expenses of RMB1,087,987 ($160,349), and adjustment for changes in operating assets and liabilities primarily consisted of a decrease of RMB27,259,464 ($4,017,548) in prepaid expenses and other assets, mainly due to the recovery from receivables from third parties and lower prepaid service fees.

Net cash used in operating activities was RMB58,731,377 for the year ended June 30, 2025, which primarily reflected our net loss of RMB12,483,047 as mainly adjusted for depreciation and amortization of property and equipment of RMB2,218,894, and amortization of right-of-use assets of RMB244,706. Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB47,223,077 in prepaid expenses and other assets, mainly due to higher receivables from third parties and prepaid service fees, (ii) a decrease of RMB934,085 in deferred revenue, (iii) a decrease of RMB369,181 in accounts payable mainly due to the timely payment, (iv) a decrease of RMB300,929 in accrued expenses and other current liabilities, (v) a decrease of RMB180,135 in lease liabilities mainly due to the lease payment, (vi) an increase of RMB168,504 in amounts due from related parties mainly due to prepayments to Chongqing Zijing Huangcheng for marketing services and was partially offset by a decrease of RMB525,606 in accounts receivable, mainly due to the decrease in unsettled orders.

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

Investing Activities

Net cash used in investing activities for the year ended June 30, 2026 was RMB12,793,832 ($1,885,578), primarily attributable to (i) prepayments for the purchase of property of RMB10,980,605 (US$1,618,341), (ii) purchases of short-term investments of RMB3,892,053 (US$573,618), (iii) loans to a third party of RMB2,250,000 (US$331,609), (iv) purchases of property and equipment of RMB454,377 (US$66,967), partially net off by proceeds from maturity of short-term investments of RMB4,973,203 (US$732,959).

Net cash used in investing activities for the year ended June 30, 2025 was RMB1,045,640 primarily attributable to (i) purchase of short-term investments of RMB18,312,616, (ii) the loans to related parties of RMB6,800,000, (iii) the expenditure on furniture for our client reception center of RMB149,439, and net off by (i) the redemption of short-term investments of RMB17,416,415 and (ii) the collection from loans to related parties of RMB6,800,000.

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

Financing Activities

Net cash provided by financing activities for the year ended June 30, 2026 was RMB375,651 ($55,364), primarily attributable to (i) proceeds from short-term borrowings with banks of RMB19,250,000 ($2,837,099), (ii) proceeds from the PIPE investment of RMB7,092,523 ($1,045,309) and (iii) proceeds from short-term borrowings with a third party of RMB4,441,190 ($654,550), partially offset by repayments of short-term borrowings with banks of RMB30,000,000 ($4,421,453).

Net cash provided by financing activities for the year ended June 30, 2025 was RMB69,137,486, primarily attributable to (i) proceeds from issuance of common shares pursuant to IPO, net of issuance cost, of RMB50,648,640, (ii) proceeds from short-term borrowings with banks of RMB37,000,000, and (iii) proceeds from loans from a related party of RMB3,030,000, partially offset by (i) the repayments of short-term borrowings with banks of 17,000,000, (ii) the repayment of loans from a related party of RMB3,030,000, and (iii) the payments for deferred offering cost of RMB1,511,154.

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

Capital Expenditures

We had capital expenditures of RMB1,470,287, RMB149,439 and RMB454,377 ($66,967) for the years ended June 30, 2024, 2025 and 2026 mainly for vehicles, office equipment and property improvement.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2026:

	Payment due to schedule
	Total	Less than 1 year	1-3 years	4-5 years
Office rental	254,201	254,201	-	-
Bank borrowings	21,450,000	21,450,000	-	-
Installment payment payable for Vehicles	150,000	66,667	83,333	-

Operating lease agreements represent non-cancellable operating leases for our office space.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2026.

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates. Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. For the year ended June 30, 2026, we identified no critical accounting estimates in the preparation of our financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report:

Name	Age	Position(s)
Zheng Jiahua	52	Chairman of the Board and Director
Zheng Nan	25	Chief Executive Officer, interim Chief Financial Officer, and Director
Bin Lian	27	Chief Technology Officer
Liu Yili (1)(2)(3)	38	Independent Director and Chair of Nominating and Corporate Governance Committee
Ken He (1)(2)(3)	45	Independent Director and Chair of Audit Committee
Tsang Hing Hang Bern (1)(2)(3)	46	Independent Director and Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Zheng Jiahua, Chairman of the Board of the Directors of the Company (the “Board”)

Mr. Zheng Jiahua has been the Chairman of the Board since Wetour Robotics’ inception. He is the founder of the VIE. Prior to founding the VIE, between 2011 and 2018, Mr. Zheng was the chairman of the board of Huzhou Xinhanrui Real Estate Co., Ltd., a company engaged in real estate investment, where he was in charge of the company’s development strategies. Mr. Zheng has over 30 years of business experience with extensive resources both locally and regionally. He is particularly well versed in business strategies, corporate and government relations and crisis management. Mr. Zheng received his high school diploma from Yuhuang Huanghu High School in 1991. Mr. Zheng Jiahua is the father of our CEO Mr. Zheng Nan.

Zheng Nan, Chief Executive Officer, interim Chief Financial Officer, and Director

Mr. Zheng Nan has been the CEO of Wetour Robotics since February 2023 and interim CFO since June 2025. He accepted the appointment as the director of Wetour Robotics on February 26, 2025. Mr. Zheng has been the CEO of the VIE since January 2021 and is responsible for the VIE’s operation, product offerings and management. From June 2019 to March 2020, Mr. Zheng was the Chief Operating Officer of Uway Inc., a college student career service platform he founded in June 2019 when he was about to start college. Uway Inc. built the “Linker” platform to provide flexible employment information for students on campus. Mr. Zheng completed his middle school in China and received his high school diploma in the United States. He obtained a bachelor’s degree at Babson College in Wellesley, Massachusetts. His education in the United States, entrepreneur endeavor and extensive global traveling experience enable him an in-depth understanding of packaged tour service and customized chartered bus service. Mr. Zheng Nan is the son of our Chairman Mr. Zheng Jiahua.

Bin Lian, Chief Technology Officer

Mr. Bin Lian has served as the Chief Technology Officer of Wetour Robotics since April 8, 2026. Since 2021, Mr. Lian has served as a graduate research assistant at The University of Texas at Austin, where he led and contributed to several research projects. Mr. Lian received a bachelor’s degree in materials physics from the University of Science and Technology of China in 2021 and is currently a Ph.D. candidate in mechanical engineering at The University of Texas at Austin.

Liu Yili, Independent Director and Chair of Nominating Committee

Ms. Yili Liu has been our independent director and the Chair of Nominating and Corporate Governance Committee since September 19, 2025. Ms. Liu has managerial experience in overseas business operations and client engagement. Since September 2021, Ms. Liu has been a manager at Shenzhen Feisoo Innovation Technologies Co., Ltd. (Wuhan Branch), focusing on client engagement and business development in overseas markets. From December 2016 to July 2021, she served as a manager at Shenzhen Xingkeqi Innovation Technology Co., Ltd., where she was responsible for certain of the company’s overseas e-commerce operations. Ms. Liu received her master’s degree in Italian Language and Culture for Foreigners from the University of Bologna in July 2016.

Ken He, Independent Director and Chair of Audit Committee

Mr. Ken He has more than 20 years of experience in the financial and accounting field. Mr. He has been our independent director and the Chair of Audit Committee since February 26, 2025. He has also been serving as an independent director of the board of directors, chairman of audit committee of Guangdong Runyu Sensor Co., Ltd. since August 2024; an independent director of the board of directors, chairman of audit committee and chairman of remuneration and appraisal committee of Fantawild Holdings Inc., a public company listed on the National Equities Exchange and Quotations of China (Ticker: 834793), since May 2022; an independent director of the board of directors, chairman of audit committee and chairman of nominating committee of 4399 Network Co., Ltd. since May 2022; an independent director of the board of directors of Moli Media Inc. since March 2021; and an independent director of the board of directors of Guangdong Sanyi Pharmaceutica Electronic Transaction Management Co., Ltd. since February 2020. Mr. He served as an independent director of the board of directors and chairman of audit committee of Hailiang Education Group Inc. from June 2015 to September 2022 and its chairman of special committee from February 2022 to September 2022. From June 2020 to November 2021, he served as independent director of the board of directors and chairman of audit committee of Ebang International Holdings Inc., a public company listed on Nasdaq (ticker: EBON). Mr. He is experienced and familiar with Chinese accounting standards, Hong Kong accounting standards, Australian accounting standards, international accounting standards and US GAAP, as well as the differences among them. Mr. He obtained a bachelor’s degree in management, majoring in accounting from Sun Yat-Sen University and obtained a master’s degree in applied finance from Macquarie University in 2003 and 2007, respectively. Mr. He is a Certified Public Accountant in US since March 2013, he also holds a Certified Public Accountant designation from the Chinese Institute of CPA since November 2007, a Certified Public Accountant designation from the Hong Kong Institute of CPA since May 2013, a Certified Practicing Accountant designation from the CPA Australia since February 2009, a Chartered Accountant designation from CA Australia and New Zealand since November 2023, and a Chartered Financial Analyst designation from the CFA Institute since September 2009.

Tsang Hing Hang Bern, Independent Director and Chair of Compensation Committee

Mr. Tsang has been our independent director and the Chair of Compensation Committee since September 19, 2025. Mr. Tsang has been a director of Fruitful Food & Beverage Company Limited since 2000 and has served as a director of Ashita International (Hong Kong) Limited since 2018. He was the Supply Chain Director of Sendo Pacific (HK) Ltd. from 2017 to 2020 and has served as Production Manager of Million (Far East) Limited since 2021. Mr. Tsang received a Higher Diploma in Food Science and Technology from the Hong Kong Technical College (Chai Wan) in July 1998.

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

During the fiscal years ended June 30, 2024, 2025, and 2026, we paid an aggregate of RMB1,115,035, RMB1,099,867, and RMB1,340,397 respectively, in cash to our directors and executive officers. The VIE and our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

We plan to enter into director agreements with each of our independent directors which agreements set forth the terms and provisions of their engagement.

In addition, we plan to enter into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Second A&R Memorandum and Articles of Association of association.

Family Relationships

Mr. Zheng Jiahua, our Chairman, is the father of Mr. Zheng Nan, our CEO. Except for the foregoing family relationship, there are no family relationships among our other directors or executive officers.

B.	Compensation

Overview

The following table shows the compensation paid by us for the years ended June 30, 2024, 2025 and 2026.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Zheng Jiahua / Chairman	2024	¥304,800	¥-	¥-	¥304,800
	2025	¥316,800	¥-	¥-	¥316,800
	2026	¥316,800	¥-	¥-	¥316,800

Zheng Nan / CEO and interim CFO	2024	¥92,712	¥-	¥-	¥92,712
	2025	¥163,412	¥-	¥-	¥163,412
	2026	¥296,412	¥-	¥144,000	¥440,412

Ken He / independent director	2024	¥-	¥-	¥-	¥-
	2025	¥-	¥-	¥-	¥-
	2026	¥334,000	¥-	¥-	¥334,000

Tsang Hing Hang Bern/ independent director	2024	¥-	¥-	¥-	¥-
	2025	¥-	¥-	¥-	¥-
	2026	¥153,185	¥-	¥-	¥153,185

Liu Yili/ independent director	2024	¥-	¥-	¥-	¥-
	2025	¥-	¥-	¥-	¥-
	2026	¥96,000	¥-	¥-	¥96,000

Share Incentive Plans

On January 20, 2022, the shareholders of Youba Tech, who are also the shareholders of the Company, approved the 2022 share incentive plan (the “2022 Plan”) to grant an aggregate of 470,000 restricted stock units (“RSUs”) at a unit purchase price of RMB1.00 to qualified management and employees in order to retain and motivate the management team and core employees to improve the Group’s ability to create value and long-term competitiveness. In June 2023, we have terminated the 2022 Plan.

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

On November 24, 2025, our shareholders approved our 2025 Share Incentive Plan (the “2025 Plan”), at the annual general meeting. The 2025 share incentive plan provides for the grant of a variety of share-based awards, including share options, restricted shares, restricted share units (“RSUs”) and other types of share-based awards, as may be determined by the Compensation Committee or the Board of Directors. The maximum number of ordinary shares that may be issued under the 2025 Plan is 3,300,000 ordinary shares of the Company, par value $0.0001 each, subject to adjustment in the event of share splits, recapitalizations or similar events. On December 5, 2025, we filed a registration statement on Form S-8 (File No. 333-291960) to register these shares.

As of June 30, 2026, in total of two participants were granted 240,000 of restricted share units for their services provided for the Company. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Company on the date of grant. On January 1, 2026, the Company entered into consulting agreements with two external consultants, pursuant to which each consultant is eligible to receive 20,000 RSUs per calendar month over the twelve-month service period commencing January 1, 2026. The RSUs are granted monthly and vest quarterly, with all RSUs granted during each calendar quarter vesting on the last business day of such quarter, subject to the consultants’ continued service and satisfaction of the applicable service conditions through the respective vesting date. The Company determined the fair value of the RSUs granted under the 2025 Plan based on the closing market price of the Company’s ordinary shares on the respective grant date.

A summary of the Company’s RSU activity for the year ended June 30, 2026 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
		RMB
Unvested as of June 30, 2025	-	-
Granted	240,000	4.55
Vested	(240,00)	4.55
Forfeited or expired	-	-
Exercisable as of June 30, 2026	-	-

As of June 30, 2026, 120,000 RSUs had vested but remained unsettled.

C.	Board Practices

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future; and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our Second A&R Memorandum and Articles of Association. We have the right to seek damages where certain duties owed by any of our directors are breached. Our directors have all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company;

●	approving the transfer of shares in our company, including the registration of such shares in our share register; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

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

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditors, and engage such independent auditors;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditors;

●	monitor the independence of the independent auditors and the rotation of partners of the independent auditors on our engagement team as required by law;

●	review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	review and approve in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and make recommendations to the Board regarding corporate governance issues and policy decisions.

Compensation Committee

Tsang Hing Hang Bern, Ken He, and Liu Yili are members of our Compensation Committee and Tsang Hing Hang Bern is the Chairman.  All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted and approved a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee is responsible for, among other things:

●	To approve compensation principles that apply generally to Company employees;

●	To make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

●	To administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	To select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	To annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

●	To determine and oversee share ownership guidelines and share option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

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

The Nominating and Corporate Governance Committee is responsible for, among other things:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company

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

The calculations in the table below are based on 14,897,999 Ordinary Shares issued and outstanding as of the date of this report. All share amounts presented in the table have been retroactively adjusted to reflect the Company's 1-for-100 reverse share split, which became effective on August 3, 2026.

	Beneficial Ownership
	Number of Shares	Percentage of Shares
Directors and Executive Officers:
Zheng Jiahua	81,516	0.547%
Zheng Nan	81,480	0.547%
Bin Lian
Tsang Hing Hang Bern	-	-
Ken He	-	-
Liu Yili	-	-
5% or Greater Shareholders:
-

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 7003, 3300 N Interstate 35 Ste 700, Austin, TX 78705.

(2)	The number of Ordinary Shares beneficially owned represents 81,516 Ordinary Shares held by Micava Co., Ltd., a British Virgin Islands company, which is 100% owned by Zheng Jiahua. The registered address of Micava Co., Ltd. is Intershore Chambers, Road, Town, Tortola, British Virgin Islands.

(3)	The number of Ordinary Shares beneficially owned represents 81,480 Ordinary Shares held by Annan Tech Co., Ltd., which is 100% owned by Zheng Nan. Annan Tech Co., Ltd. is a British Virgin Islands company. The registered address of Annan Tech Co., Ltd. is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our best knowledge, as of June 30, 2026, we had 821,300 ordinary shares issued and outstanding, on a retroactively adjusted basis to reflect the Company's 1-for-100 reverse share split effective August 3, 2026, among which approximately 4.972% of those ordinary shares are held in the U.S. under CEDE & CO. The number of beneficial owners of our ordinary shares in the U.S. is likely much larger.

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

During the fiscal year ended June 30, 2026, the Company was not required to recoup any compensation awarded under the Clawback Policy.

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

See “Item 6.E. — Share Ownership” for a description of our major shareholders.

B.	Related Party Transactions

The table below sets forth the major related parties that had transaction with the Group, and their relationships with the Group as of June 30, 2024, 2025, and 2026:

No.	Name of Related Parties	Relationships
1	Zheng Nan	Chief Executive Officer and interim Chief Financial Officer
2	Zheng Jiahua	Chairman of the Board of Directors
3	Hangzhou Yinuo Technology Co., Ltd.	Entity controlled by shareholders
4	Chongqing Zijing Huangcheng International Co., Ltd. Hangzhou Branch (“Chongqing Zijing Huangcheng”)	Entity controlled by Zheng Nan’s immediate family

(a)	The Group entered into the following transactions with related parties:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Nature
Loans from related parties
Zheng Jiahua	300,000	3,030,000	-
Zheng Nan	-	-	1,320,000
Repayment of loans from related parties
Zheng Jiahua	300,000	3,030,000	-
Zheng Nan	-	-	1,300,000
Loans to related parties
Zheng Jiahua	400,000	500,000	-
Zheng Nan	-	6,300,000	-
Chongqing Zijing Huangcheng	-	-	200,000
Collection from loans to related parties
Zheng Jiahua	-	500,000	-
Zheng Nan	400,000	6,300,000	-
Chongqing Zijing Huangcheng	-	-	10,000
Interest income of loan to a related party
Chongqing Zijing Huangcheng	-	-	4,000
Accounts received on behalf of the Group
Zheng Nan	111,341	191,820	96,230
Collection of accounts received on behalf of the Group
Zheng Nan	-	223,316	135,544
Information marketing services procured from a related party
Chongqing Zijing Huangcheng	-	255,000	708,787
Payment on behalf of a related party
Chongqing Zijing Huangcheng	-	-	34,845
Payment on behalf of the Group
Zheng Nan	-	-	50,000

(b)	The Group had the following balances with related parties:

	As of June 30,
	2024	2025	2026
	RMB	RMB	RMB
Amount due from related parties:
Zheng Nan (1)	111,341	79,845	37,487
Chongqing Zijing Huangcheng (2)	-	200,000	302,305
Total	111,341	279,845	339,792

	As of June 30,
	2024	2025	2026
	RMB	RMB	RMB
Amount due to a related party:
Zheng Nan(3)	-	-	70,000
Total	-	-	70,000

(1)	The balance represented the travel service payments received through the platform fund account on Zelle, a digital payment platform, held by Mr. Zheng Nan, the Chief Executive Officer of the Group.
(2)	The balance as of June 30, 2026 represented the prepayments to Chongqing Zijing Huangcheng for marketing services and a loan of RMB200,000, which bears an interest rate consistent with the benchmark interest rate of commercial banks. The balance as of June 30, 2025 represented the prepayments to Chongqing Zijing Huangcheng for marketing services.
(3)	The balance represented an interest-free loan from Mr. Zheng Nan for the Group’s daily operation and reimbursement of expenses paid on the Group’s behalf.

C.	Interests of Experts and Counsel

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

We are a Cayman Islands exempted company and our affairs are governed by our Second A&R Memorandum and Articles of Association, as amended and restated from time to time, and the Companies Act and the common law of the Cayman Islands.

As of the date of this Report, our authorized share capital is US$20,000,000,000 divided into 2,000,000,000,000 Ordinary Shares, par value of $0.01 each. As of the date of this report, 14,897,999 Ordinary Shares are issued and outstanding, after giving retroactive effect to the Company's 1-for-100 reverse share split effective August 3, 2026.

Our Second A&R Memorandum and Articles of Association became effective on August 3, 2026.

The following are summaries of material provisions of our Second A&R Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

The following description of our share capital and provisions of our Second A&R Memorandum and Articles of Association are summaries and are qualified by reference to Second A&R Memorandum and Articles of Association. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this report forms a part.

Under our Second A&R Memorandum and Articles of Association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

Dividends

Subject to the provisions of the Companies Act and any rights and restrictions of any other class or series of shares and in accordance with the Second A&R Memorandum and Articles of Association: our board of directors may, from time to time, declare dividends or distributions on the shares issued and authorize payment of the dividends out of our lawfully available funds; and our shareholders may by, ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Dividends may be declared and paid out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the Directors determine is no longer needed. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, the Board may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Act, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. “Share premium account,” represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

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

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a simple majority of the shareholders who, being entitled to do so, attend and vote at a general meeting of the company; and (ii) a resolution is deemed to be a special resolution where it has been approved by either (i) at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders who attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders. Under Cayman Islands law, some matters, such as amending the memorandum and articles, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the Second A&R Memorandum and Articles of Association of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

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

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the Second A&R Memorandum and Articles of Association.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the Second A&R Memorandum and Articles of Association) and, within 14 clear days of the date on which the notice is deemed to be given under the Second A&R Memorandum and Articles of Association, such notice has not been complied with.

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

Variation of Rights Attaching to Shares

If at any time the share capital is divided into different classes of shares, all or any of the special rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act and the Second A&R Memorandum and Articles of Association, be modified or abrogated with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without (a) the shareholders holding two thirds of the issued shares in that class consenting in writing to the variation; or (b) the variation being made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued shares in that class by a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our Second A&R Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. The board of directors is empowered to designate and issue from time to time one or more classes and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our Ordinary Shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings. The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the Second A&R Memorandum and Articles of Association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. At least 5 clear days’ notice of an extraordinary general meeting and 5 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors. Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice. A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting. If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors. The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

Anti-Takeover Provisions

Some provisions of our Second A&R Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such shares without any further vote or action by our shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Second A&R Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection to the public;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently comply with the Nasdaq Rules in lieu of following home country practice, except that we follow home country practice in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635, including the requirement to obtain shareholder approval prior to the issuance of 20% or more of our outstanding ordinary shares or voting power at a price less than the “Minimum Price” (as defined in Nasdaq Listing Rule 5635(d)). The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, and, a statement of the shares held by each member, which:

o	distinguishes each share by its number (so long as the share has a number);

o	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

o	confirms the number and category of shares held by each member; and

o	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

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

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Wetour Robotics does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Wetour Robotics and its subsidiaries organized outside the PRC.

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

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Wetour Robotics, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Wetour Robotics and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first two fiscal quarters. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices, which are located at Room 7003, 3300 N Interstate 35 Ste 700, Austin, TX 78705.

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in Renminbi amounted to RMB6,027,789 and RMB347,628 ($51,234) as of June 30, 2025 and 2026, respectively.

Substantially all of our revenues, purchases and expenditures are denominated in RMB and U.S dollar. Changes in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in Renminbi terms.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2024, 2025 and 2026.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, due to the material weakness identified below, as of June 30, 2026, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

In the course of preparing and auditing our consolidated financial statements included elsewhere in this report, we and our independent registered public accounting firms identified two material weaknesses in our internal control over financial reporting. The material weaknesses identified relates to: (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; (ii) our lack of sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

We have implemented and plan to implement a number of measures to address these two material weaknesses:

●	We are in the process of establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues, and we added additional professionals for our financial reporting team in 2027;

●	We hired a consulting firm with U.S. GAAP experience to strengthen our financial reporting function;

●	We are continuing to further expedite and streamline our reporting process and develop our U.S. GAAP and SEC reporting process to allow early detection, prevention and resolution of potential financial reporting and U.S. GAAP issues, and have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirement.

●	We are strengthening the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Ken He, a member of our audit committee (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Edston Global PAC was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended June 30, 2026. Prior to Edston Global PAC’s appointment, Marcum Asia CPAs LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended June 30, 2024 and 2025. Audit services provided by Edston Global PAC for the fiscal year ended June 30, 2026 and Marcum Asia CPAs LLP for the fiscal year ended June 30, 2024 and 2025, included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Edston Global PAC and Marcum Asia CPAs LLP. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended June 30,
(in RMB)	2024	2025	2026
Audit fees – Edston Global PAC	-	-	1,085,616
Audit fees - Marcum Asia CPAs LLP	1,515,945	1,616,351	-
Total	1,515,945	1,616,351	1,085,616

Our audit committee is responsible for the oversight of our independent auditors’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Edston Global PAC and Marcum Asia CPAs LLP, for the periods indicated respectively, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company dismissed Marcum Asia CPAs LLP, its independent registered public accounting firm, effective September 30, 2026, and appointed Edston Global PAC as successor auditor of the Company effective September 30, 2026 to complete the Company’s audit for fiscal year ended June 30, 2026.

The Company’s change of auditor is described on its Current Report on Form 6-K filed with the SEC on October 1, 2026, which is incorporated herein by reference.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the Nasdaq Capital Market, we are subject to corporate governance requirements imposed by Nasdaq. However, the Nasdaq Stock Market permits a foreign private issuer like us to follow the corporate governance practices of its home country.

Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We rely on home country practice in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635. Nasdaq Listing Rule 5635(d) requires shareholder approval prior to a transaction, other than a public offering, involving the sale, issuance or potential issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the ordinary shares or voting power outstanding before the issuance at a price less than the “Minimum Price,” which is the lower of (i) the Nasdaq Official Closing Price immediately preceding the signing of the binding agreement or (ii) the average Nasdaq Official Closing Price for the five trading days immediately preceding the signing of the binding agreement. Nasdaq Listing Rule 5635 also requires shareholder approval in connection with certain acquisitions, changes of control and equity compensation arrangements. The laws of the Cayman Islands, our home country, do not require shareholder approval for such issuances, and our board of directors may approve them without shareholder approval. Our Cayman Islands counsel has provided a letter to Nasdaq certifying that, under Cayman Islands law, we are not required to seek shareholder approval for such issuances. Other than as described above, we do not currently rely on home country practice with respect to our corporate governance practices, but we may choose to do so in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers, including the dilution of their ownership interests from issuances of ordinary shares at a discount without their approval.

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

In fiscal year 2026, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we may not be successful in eliminating all risks from cybersecurity threats and can provide no assurances that undetected cybersecurity incidents have not occurred.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Wetour Robotics Limited are included at the end of this annual report

ITEM 19. EXHIBITS

We hereby file as part of this Report the exhibits listed in the attached Exhibit Index. Exhibits that are incorporated herein by reference can be inspected on the SEC website at www.sec.gov.

		Incorporated by Reference
Exhibit	Description	Form	File No.	Exhibit	Filing Date
1.1	Second Amended and Restated Memorandum and Articles of Association of the Company	6-K	001-42536	3.1	October 27, 2026
2.1	Description of Share Capital	F-1	333-269684	-	January 15, 2025
2.2	Specimen Ordinary Shares Certificate, as currently effective	F-1	333-269684	4.1	January 15, 2025
2.3	Form of Representative’s Warrants	F-1	333-269684	4.2	January 15, 2025
4.1	Form of Employment Agreement between the Company and its executive officers	F-1	333-269684	10.1	January 15, 2025
4.2	Exclusive Business Cooperation Agreement between Xinjieni Tech and Youba Tech	F-1	333-269684	10.2	January 15, 2025
4.3	Exclusive Call Option Agreement among Xinjieni Tech, Youba Tech and the Individual Registered Shareholders	F-1	333-269684	10.3	January 15, 2025
4.4	Exclusive Assets Option Agreement among Xinjieni Tech, Youba Tech and the Individual Registered Shareholders	F-1	333-269684	10.4	January 15, 2025
4.5	Power of Attorney from each of the Individual Registered Shareholders	F-1	333-269684	10.5	January 15, 2025
4.6	Share Pledge Agreement among Xinjieni Tech, Youba Tech and the Individual Registered Shareholders	F-1	333-269684	10.6	January 15, 2025
4.7	Spousal Consent, from the spouse of each Individual Registered Shareholders	F-1	333-269684	10.7	January 15, 2025
4.8	2022 Share Incentive Plan	F-1	333-269684	10.9	January 15, 2025
4.9	English Summary of Form of Server Rental Agreement with Alicloud	F-1	333-269684	10.10	January 15, 2025
4.11	English Translation of the Mortgage Agreement between Youba Tech and Zhejiang Hangzhou Yuhang Rural Commercial Bank Co., Ltd.	F-1	333-269684	10.12	January 15, 2025
4.12	Form of Securities Purchase Agreement entered by the Company and purchasers for a private investment in public equity transaction on March 2, 2026	6-K	001-42536	10.1	March 5, 2026
4.13	Sales Agreement, dated May 15, 2026, by and between the Company and Chaince Securities, LLC.	6-K	001-42536	1.1	May 15, 2026
4.14	Amendment No. 1 to At Market Sales Agreement, dated July 6, 2026, by and between the Company and Chaince Securities, LLC.	6-K	001-42536	1.1	July 6, 2026
4.15	Form of Securities Purchase Agreement entered by the Company and purchasers for a private investment in public equity transaction on August 11, 2026	6-K	001-42536	10.1	August 12, 2026
4.16	Sales Agreement, dated August 26, 2026, by and between the Company and Rodman & Renshaw LLC	6-K	001-42536	1.1	August 26, 2026
8.1*	List of Subsidiaries	-	-	-	-
10.1	2025 Share Incentive Plan	S-8	333-291960		December 5, 2025
11.1	Form of Insider Trading Policy	F-1	333-269684	19.1	January 15, 2025
12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	-	-	-	-
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	-	-	-	-
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350	-	-	-	-
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350	-	-	-	-
14.1	Code of Business Conduct and Ethics of the Registrant	F-1	333-269684	99.1	January 15, 2025
23.1	Consent of Marcum Asia CPAs LLP
23.2	Consent of Edston Global PAC
97.1	Form of Policy for the Recovery of Erroneously Awarded Compensation	F-1	333-269684	97.1	January 15, 2025
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Embedded as Inline XBRL document and contained in Exhibit 101).

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

November 5, 2026	Wetour Robotics Limited

	By:	/s/ Zheng Nan
Zheng Nan
Chief Executive Officer and Director

WETOUR ROBOTICS LIMITED

(Formerly known as Webus International Limited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Wetour Robotics Limited (Formerly known as Webus International Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wetour Robotics Limited (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2026, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended June 30, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2026, and the results of its operations and its cash flows for the year ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

We have also audited the adjustments to the consolidated financial statements as of June 30, 2025 and for the years ended June 30, 2025 and 2024 to retrospectively apply the effects of the 2026 Reverse Share Split, as described in Note 13. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the consolidated financial statements of the Group as of June 30, 2025 and for the years ended June 30, 2025 and 2024 other than with respect to these adjustments. Accordingly, we do not express an opinion or any other form of assurance on either of these consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Edston Global PAC

We have served as the Company’s auditor since 2026

Singapore

November 5, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Wetour Robotics Limited (formerly known as “Webus International Limited”)

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the 2026 Reverse Share Split described in Note 13, the accompanying consolidated balance sheet of Wetour Robotics Limited (formerly known as “Webus International Limited”) (the “Company”) as of June 30, 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the 2026 Reverse Share Split as described in Note 13, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. The adjustments were audited by Edston Global PAC.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2022 to 2026

New York, NY

October 30, 2025

WETOUR ROBOTICS LIMITED

(Formerly known as Webus International Limited)

CONSOLIDATED BALANCE SHEETS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	As of June 30,	As of June 30,
	2025	2026	2026
	RMB	RMB	US$ Note 2 (e)

ASSETS
Current assets:
Cash and cash equivalents	11,351,952	550,569	81,144
Restricted cash	-	4,029	594
Stable coins	-	6,771	998
Crypto assets	-	2,658,117	391,758
Short-term investment	860,484	166,093	24,479
Accounts receivable	359,247	90,877	13,394
Amounts due from related parties	279,845	340,292	50,153
Prepaid expenses and other current assets	44,075,847	49,371,038	7,276,391
Total current assets	56,927,375	53,187,786	7,838,911

Non-current assets:
Property and equipment, net	31,511,097	25,764,787	3,797,260
Right-of-use assets, net	226,372	-	-
Other non-current assets	4,931,108	10,980,605	1,618,341
Total non-current assets	36,668,577	36,745,392	5,415,601
TOTAL ASSETS	93,595,952	89,933,178	13,254,512

LIABILITIES
Current liabilities:
Short-term borrowings (including amounts of the consolidated VIE of RMB30,000,000 and RMB19,250,000 as of June 30, 2025 and 2026, respectively)	30,000,000	19,250,000	2,837,099
Current portion of long-term borrowings (including amounts of the consolidated VIE of nil and RMB2,200,000 as of June 30, 2025 and 2026, respectively)	-	2,200,000	324,240
Accounts payable (including amounts of the consolidated VIE of RMB42,038 and RMB750 as of June 30, 2025 and 2026, respectively)	42,038	39,599	5,836
Deferred revenue (including amounts of the consolidated VIE of RMB30,090 and nil as of June 30, 2025 and 2026, respectively)	1,687,317	883,681	130,238
Amounts due to a related party (including amounts of the consolidated VIE of nil and RMB20,000 as of June 30, 2025 and 2026, respectively)	-	70,000	10,317
Income tax payable	2	-	-
Lease liabilities, current (including amounts of the consolidated VIE of RMB55,454 and nil as of June 30, 2025 and 2026, respectively)	219,202	250,201	36,875
Accrued expenses and other current liabilities (including amounts of the consolidated VIE of RMB2,335,985 and RMB1,276,648 as of June 30, 2025 and 2026, respectively)	2,344,806	6,441,630	949,381
Total current liabilities	34,293,365	29,135,111	4,293,986

Non-current liabilities:
Long-term borrowings (including amounts of the consolidated VIE of RMB2,200,000 and nil as of June 30, 2025 and 2026, respectively)	2,200,000	-	-
Other long-term liabilities (including amounts of the consolidated VIE of RMB280,000 and nil as of June 30, 2025 and 2026, respectively)	280,000	83,333	12,282
Total non-current liabilities	2,480,000	83,333	12,282
TOTAL LIABILITIES	36,773,365	29,218,444	4,306,268

Commitments and Contingencies (Note 20)

SHAREHOLDERS’ EQUITY
Ordinary Shares (US$0.01 par value per share; 5,000,000 and 10,000,000 shares authorized as of June 30, 2025 and 2026; 220,000 and 821,300 shares issued and outstanding as of June 30, 2025 and 2026, respectively)*	14,177	55,503	8,180
Additional paid-in capital	107,349,192	143,897,160	21,207,817
Share subscription receivable	(12,720)	(12,720)	(1,875)
Accumulated deficits	(49,761,797)	(80,867,834)	(11,918,444)
Accumulated other comprehensive loss	(766,265)	(2,388,752)	(352,058)
Total Wetour Robotics Limited’s shareholders’ equity	56,822,587	60,683,357	8,943,620

Non-controlling interests	-	31,377	4,624

Total shareholders’ equity	56,822,587	60,714,734	8,948,244
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	93,595,952	89,933,178	13,254,512

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization and reverse share splits. (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

WETOUR ROBOTICS LIMITED

(Formerly known as Webus International Limited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	For the years ended June 30，
	2024	2025	2026	2026
	RMB	RMB	RMB	US$ Note 2 (e)

Revenues	45,976,421	35,593,055	13,336,158	1,965,506
Cost of revenues	(39,546,098)	(29,692,707)	(12,227,303)	(1,802,081)
Gross profit	6,430,323	5,900,348	1,108,855	163,425

Operating expenses:
Sales and marketing expenses	(7,468,321)	(8,333,493)	(6,646,082)	(979,511)
General and administrative expenses	(5,098,450)	(9,883,761)	(20,008,988)	(2,948,960)
Research and development expenses	(1,331,037)	(1,056,335)	(229,709)	(33,855)
Total operating expenses	(13,897,808)	(19,273,589)	(26,884,779)	(3,962,326)
Operating loss	(7,467,485)	(13,373,241)	(25,775,924)	(3,798,901)

Other income/(expenses)
Financial expenses, net	(1,134,713)	(1,161,392)	(1,521,305)	(224,213)
Other income, net	4,500,552	1,954,244	263,778	38,876
Impairment loss on long-lived assets	-	-	(4,074,402)	(600,493)
Total other income/(loss), net	3,365,839	792,852	(5,331,929)	(785,830)

Loss before income tax expense	(4,101,646)	(12,580,389)	(31,107,853)	(4,584,731)
Income tax benefit	46,054	97,342	-	-
Net loss	(4,055,592)	(12,483,047)	(31,107,853)	(4,584,731)

Less: Net loss attributable to non-controlling interests	-	-	(1,816)	(268)
Net loss attributable to Wetour Robotics Limited’s shareholders	(4,055,592)	(12,483,047)	(31,106,037)	(4,584,463)

Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	2,945	(789,425)	(1,622,541)	(239,133)
Total other comprehensive income/(loss)	2,945	(789,425)	(1,622,541)	(239,133)
Total comprehensive loss	(4,052,647)	(13,272,472)	(32,730,394)	(4,823,864)

Less: Comprehensive loss attributable to non-controlling interests	-	-	(1,870)	(276)
Comprehensive loss attributable to Wetour Robotics Limited’s shareholders	(4,052,647)	(13,272,472)	(32,728,524)	(4,823,588)

Loss per ordinary share
Basic and diluted*	(20.28)	(60.40)	(79.55)	(11.73)
Weighted average number of ordinary shares outstanding
Basic and diluted*	200,000	206,685	391,015	391,015

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization and reverse share splits. (Note 13)

The diluted loss per ordinary share excluded the impact of the Representative Warrants and restricted share units, as their effect was antidilutive.

The accompanying notes are an integral part of these consolidated financial statements.

WETOUR ROBOTICS LIMITED

(Formerly known as Webus International Limited)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	Ordinary Shares*		Additional paid-in	Share subscription	Accumulated	Accumulated other comprehensive	Total Wetour Robotics Limited Shareholder’s	Non-Controlling	Total shareholders’
	Share	Amount	capital	receivable	deficits	income/(loss)	Equity	Interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2023	200,000	12,720	65,063,327	(12,720)	(33,223,158)	20,215	31,860,384	-	31,860,384
Net loss	-	-	-	-	(4,055,592)	-	(4,055,592)	-	(4,055,592)
Foreign currency translation	-	-	-	-	-	2,945	2,945	-	2,945
Balance as of June 30, 2024	200,000	12,720	65,063,327	(12,720)	(37,278,750)	23,160	27,807,737	-	27,807,737
Issuance of ordinary shares upon the completion of the initial public offering (“IPO”), net of issuance cost	20,000	1,457	48,987,167	-	-	-	48,988,624	-	48,988,624
Deferred offering cost	-	-	(8,361,318)	-	-	-	(8,361,318)	-	(8,361,318)
Issuance of warrants to the representative underwriter of IPO	-	-	1,660,016	-	-	-	1,660,016	-	1,660,016
Net loss	-	-	-	-	(12,483,047)	-	(12,483,047)	-	(12,483,047)
Foreign currency translation	-	-	-	-	-	(789,425)	(789,425)	-	(789,425)
Balance as of June 30, 2025	220,000	14,177	107,349,192	(12,720)	(49,761,797)	(766,265)	56,822,587	-	56,822,587
Issuance of ordinary shares in connection with PIPE investment	600,000	41,236	35,421,380	-	-	-	35,462,616	-	35,462,616
Share-based compensation	1,200	84	1,087,903	-	-	-	1,087,987	-	1,087,987
Issuance of ordinary shares in connection with At-the-Market Offering	100	6	38,685	-	-	-	38,691	-	38,691
Capital contributions from non-controlling interest	-	-	-	-	-	-	-	33,247	33,247
Net loss	-	-	-	-	(31,106,037)	-	(31,106,037)	(1,816)	(31,107,853)
Foreign currency translation	-	-	-	-	-	(1,622,487)	(1,622,487)	(54)	(1,622,541)
Balance as of June 30, 2026	821,300	55,503	143,897,160	(12,720)	(80,867,834)	(2,388,752)	60,683,357	31,377	60,714,734
Balance as of June 30, 2026(US$)	821,300	8,180	21,207,817	(1,875)	(11,918,444)	(352,058)	8,943,620	4,624	8,948,244

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization and reverse share splits. (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

WETOUR ROBOTICS LIMITED

(Formerly known as Webus International Limited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	For the years ended June 30，
	2024	2025	2026	2026
	RMB	RMB	RMB	US$ Note 2 (e)
Cash flows from operating activities:
Net loss	(4,055,592)	(12,483,047)	(31,107,853)	(4,584,731)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	2,187,449	2,218,894	2,225,867	328,052
Amortization of right-of-use assets	281,066	244,706	334,432	49,289
Impairment loss on long-lived assets	-	-	4,074,402	600,493
Loss on disposal of property and equipment	10,458	-	5,256	775
Share-based compensation expense	-	-	1,087,987	160,349
Gain on early extinguishment of vehicle purchase payable	-	-	(65,333)	(9,629)
Realized loss/(gain) of short-term investments	-	58,759	(28,585)	(4,213)
Unrealized gain of short-term investments	-	(23,042)	-	-
Fair value change of Crypto assets	-	-	738,206	108,798
Changes in operating assets and liabilities:
Accounts receivable	(588,929)	525,606	268,370	39,553
Amounts due from related parties	(111,341)	(168,504)	129,553	19,094
Prepaid expenses and other current assets	307,294	(47,223,077)	27,259,464	4,017,548
Accounts payable	294	(369,181)	(2,439)	(359)
Deferred revenue	1,755,688	(934,085)	(803,636)	(118,441)
Amounts due to related parties	-	-	50,000	7,369
Income tax payable	(30,831)	(97,342)	(2)	-
Lease liabilities	(285,225)	(180,135)	(353,179)	(52,052)
Accrued expenses and other current liabilities	584,700	(300,929)	195,578	28,826
Net cash provided by/(used in) operating activities	55,031	(58,731,377)	4,008,088	590,721

Cash flows from investing activities:
Purchase of short-term investments	(523,000)	(18,312,616)	(3,892,053)	(573,618)
Redemption of short-term investments	523,000	17,416,415	4,973,203	732,959
Purchase of property and equipment	(1,470,287)	(149,439)	(454,377)	(66,967)
Prepayment for purchase of property	-	-	(10,980,605)	(1,618,341)
Loan to a third party	-	-	(2,250,000)	(331,609)
Loans to related parties	(400,000)	(6,800,000)	(200,000)	(29,476)
Repayments of loans to related parties	400,000	6,800,000	10,000	1,474
Net cash used in investing activities	(1,470,287)	(1,045,640)	(12,793,832)	(1,885,578)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	10,000,000	37,000,000	19,250,000	2,837,099
Repayments of short-term bank borrowings	(10,000,000)	(17,000,000)	(30,000,000)	(4,421,453)
Proceeds from long-term bank borrowings	2,200,000	-	-	-
Proceeds from short-term borrowings with a third party	-	-	4,441,190	654,550
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	-	50,648,640	-	-
Proceeds from loans from related parties	300,000	3,030,000	1,320,000	194,544
Repayment of loans from related parties	(300,000)	(3,030,000)	(1,300,000)	(191,596)
Proceeds from issuance of ordinary shares in connection with PIPE investment	-	-	7,092,523	1,045,309
Proceeds from issuance of ordinary shares in connection with At-the-Market Offering	-	-	38,691	5,702
Capital contributions from non-controlling interests	-	-	33,247	4,900
Payments of offering cost related to IPO	(157,962)	(1,511,154)	(500,000)	(73,691)
Net cash provided by financing activities	2,042,038	69,137,486	375,651	55,364

Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,945	(789,424)	(2,387,261)	(351,840)
Net change in cash, cash equivalents and restricted cash	629,727	8,571,045	(10,797,354)	(1,591,333)

Cash, cash equivalents and restricted cash at beginning of the year	2,151,180	2,780,907	11,351,952	1,673,071
Cash, cash equivalents and restricted cash at end of the year	2,780,907	11,351,952	554,598	81,738

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the same amounts shown in the Consolidated Statements of Cash Flows:
Cash and cash equivalents	2,780,907	11,351,952	550,569	81,144
Restricted cash	-	-	4,029	594
Total cash and restricted cash shown in the Consolidated Statements of Cash Flows	2,780,907	11,351,952	554,598	81,738

Supplement disclosures of cash flow information
Cash paid for income tax	94,833	-	-	-
Refund of prepaid income tax	(109,908)	-	-	-
Cash paid for interest	520,526	1,123,974	894,471	131,829
Supplemental schedule of non-cash item
Obtaining right-of-use assets in exchange for operating lease liabilities	235,589	163,748	494,205	72,837
Offering costs recognized as additional paid-in capital	-	8,361,318	-	-
Accrual for capitalized offering costs	-	1,500,000	-	-
Purchase of Bitcoins using USDC	-	-	3,490,705	514,466

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Organization and principal activities

(a) Principal activities

Wetour Robotics Limited (the “Company” or “Wetour Robotics”) was incorporated under the law of the Cayman Islands as an exempted company with limited liability on February 10, 2022 under the name “Webus International Limited.” The Company changed its name to “Wetour Robotics Limited” on March 3, 2026, upon the issuance of a Certificate of Incorporation on Change of Name by the Registrar of Companies of the Cayman Islands. The name change reflects the Company’s strategic evolution toward Physical AI infrastructure. The Company’s principal executive offices are located in Austin, Texas.

The Company, through its wholly-owned subsidiaries, variable interest entity (“VIE”), and Webus Travel Agency (collectively, the “Group”), is principally engaged in the operation of packaged tour service, customized chartered bus service and commute shuttle service, in the United States and the People’s Republic of China (the “PRC” or “China”). For the year ended June 30, 2026, revenues generated from the Group’s U.S. subsidiary were RMB10,717,054, representing approximately 80.4% of total Group revenue.

The Group operates on a business model of “Mobility-as-a-Service” to identify and solve inefficiencies associated with inflexible or low-quality public transportation and provide cost-efficient and customized mass transportation services under different scenarios with its comprehensive digital platforms. The Group started its business in 2019 and is in the process of expanding the services provided. The services provided by the Group mainly include: (i) packaged tour service, (ii) customized chartered bus service, and (iii) commute shuttle service.

The Group is also developing Orchestra, an operating system platform designed to translate human gesture and visual recognition signals into command signals for connected physical devices, including wearable robotics and robotic manipulators. Orchestra comprises three components: Conductor, a software pipeline for sEMG -based real-time continuous gesture recognition; Vision-Link, a visual scene recognition and execution layer; and Orchestra OS, a device-agnostic operating system. Platform development activities are principally conducted through the Group’s United States operations. No revenue was generated from Physical AI infrastructure activities during the years ended June 30, 2024, 2025 and 2026.

(b) Organization

Wetour Robotics was incorporated as an ultimate holding company in the Cayman Islands on February 10, 2022, who owns 100% equity interest of Youbus International Limited (“Youbus International”) and Wetour Travel Tech LLC (“Wetour”). Webus Hongkong Limited (“Webus HK”) is a 100% wholly-owned subsidiary of Youbus International in Hongkong, who established a wholly-owned subsidiary, Zhejiang Xinjieni Technology Co., Ltd. (“Xinjieni Tech”), a wholly-owned foreign enterprise (“WFOE”) incorporated in PRC. Hangzhou Shunxing Technology Co., Ltd. (“Hangzhou Shunxing”) was established under the laws of the PRC on June 10, 2025, which was a wholly-owned subsidiary of WFOE.

Zhejiang Youba Technology Co., Ltd. (“Youba Tech”), which was established under the laws of the PRC on August 16, 2019. Prior to the Reorganization described below, Youba Tech was controlled by six individual shareholders, who were also the proportionate shareholders of Wetour Robotics. Hangzhou Webus Travel Agency Co., Ltd. (“Webus Travel Agency”), which was established under the laws of the PRC on August 27, 2020, is the Group’s main operating entities in China. On November 5, 2025, the Group completed an internal reorganization pursuant to which 100% equity interest of Webus Travel Agency was transferred from Youba Tech, the VIE, to the WFOE. Accordingly, Webus Travel Agency was included in the VIE financial information through November 5, 2025 and was excluded thereafter.

On December 9, 2025, NextFood Technologies Inc., a 100% wholly-owned subsidiary of Youbus International, was established in the State of Delaware, which in turn established a subsidiary, HeatBowl LLC, in the State of Texas on December 24, 2025. On March 19, 2026, HeatBowl LLC was renamed to Vantrapower LLC to pursue transformer supply and power infrastructure opportunities for data centers, industrial facilities, energy storage projects and other high-load applications. In September 2026, NextFood Technologies LLC transferred its 51% equity interest in Vantrapower LLC to Wetour Travel Tech LLC. Following the transfer, Vantrapower LLC became a subsidiary of Wetour Travel Tech LLC and ceased to be a subsidiary of NextFood Technologies Inc.

1. Organization and principal activities (continued)

(c) Reorganization

Four shareholders of Youba Tech transferred their 50% equity interest in Youba Tech to WFOE, and another two shareholders owning the remaining 50% equity interest of Youba Tech entered to the VIE Agreements with Youba Tech and WFOE. The reorganization of the Company’s legal structure (“Reorganization”) was completed on September 7, 2022, which involved the following major events:

●	Incorporation of Wetour Robotics, Youbus International, Webus HK and WFOE.

●	Transfer of 1.85% equity interests of Youba Tech from one of its shareholders, Mr. Zheng Jiahua to a new individual shareholder, Mr. Zhang Yiqun, and transfer of 1.85% of shares owned by Mr. Zheng Jiahua in Wetour Robotics to Mr. Zhang Yiqun concurrently, resulted in the same shareholding structure of Wetour Robotics and Youba Tech;

●	Transfer of 50% equity interests of Youba Tech from four of its former shareholders to WFOE;

●	The remaining two shareholders (“Individual Registered Shareholders”) collectively owning another 50% equity interests of Youba Tech, Youba Tech and WFOE entered into a series of agreements inclusive of an Exclusive Business Cooperation Agreement, an Exclusive Call Option Agreement, an Exclusive Assets Option Agreement, Power of Attorney, a Share Pledge Agreement and Spousal Consent (collectively as the “VIE Agreements”) to provide WFOE with the power, rights and obligations equivalent owned by these two shareholders in all material respects of Youba Tech.

Immediately before and after the Reorganization completed on September 7, 2022 as described above, Wetour Robotics together with its wholly-owned subsidiaries Youbus International, Webus HK and WFOE and the VIE and Webus Travel Agency were effectively controlled by the same shareholders; therefore, the reorganization was accounted for as a recapitalization. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company has been accounted for at historical cost at the beginning of the first period presented in the accompanying consolidated financial statements.

On November 5, 2025, Youba Tech transferred its 100% equity interest in Webus Travel Agency to Hangzhou Shunxing for a nominal consideration of RMB1. Prior to this transfer, both Youba Tech and Hangzhou Shunxing were under the common control of the same group of individual shareholders. The transfer of Webus Travel Agency on November 5, 2025, has been accounted for as a reorganization of entities under common control.

Details of the Company’s principal subsidiaries, and the VIE are as follows.

Name:	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Youbus International Limited (“Youbus International”)	February 16, 2022	British Virgin Islands	100%	Investment holding
Webus Hongkong Limited (“Webus HK”)	February 22, 2022	Hong Kong	100%	Investment holding
Wetour Travel Tech LLC (“Wetour”)	March 16, 2022	The United States	100%	Transportation services and packaged tour services
Zhejiang Xinjieni Technology Co., Ltd. (“Xinjieni Tech” or “WFOE”)	August 31, 2022	The PRC	100%	Investment holding
Zhejiang Youba Technology Co., Ltd. (“Youba Tech” or “VIE”)	August 16, 2019	The PRC	100%	Transportation services
Hangzhou Webus Travel Agency Co., Ltd. (“Webus Travel Agency”)	August 27, 2020	The PRC	100%	Transportation services and packaged tour services
Hangzhou Shunxing Technology Co., Ltd. (“Hangzhou Shunxing”)	June 10, 2025	The PRC	100%	Technical services & software development and consulting & management services
NextFood Technologies Inc. (“NextFood”)	December 9, 2025	The United States	51%	Investment holding
Vantrapower LLC (“Vantrapower”)	December 24, 2025	The United States	51%	Power Infrastructure Solutions

1. Organization and principal activities (continued)

(c) Reorganization (continued)

The described VIE Agreements are as follows:

Exclusive Business Cooperation Agreement: Pursuant to the Exclusive Business Cooperation Agreement, the VIE is obliged to pay service fee to WFOE for the exclusive services such as technical services, internet technology support, business consulting, software development, information consulting, marketing consulting, product development and system maintenance. The service fee shall consist of 100% of the profit before tax of the VIE, after the deduction of all costs, expenses, taxes and other fee required under PRC laws and regulations. The VIE agrees not to accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by this agreement with any third party, except with the prior written consent of WFOE. The VIE has unconditionally and irrevocably authorized WFOE or its designated person as its agent to (i) sign any necessary documents with third parties (including but not limited to customers and suppliers) on behalf of the VIE; and (ii) to handle all necessary documents and matters which will enable WFOE to exercise all or part of its rights under this agreement on behalf of the VIE. WFOE shall have exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by itself and the VIE. This agreement shall remain effective unless terminated (i) in accordance with the provisions of this agreement; or (ii) the entire equity interests held by Individual Registered Shareholders in the VIE have been transferred to WFOE or its designated person.

Exclusive Call Option Agreement: Pursuant to the Exclusive Call Option Agreement, the Individual Registered Shareholders have unconditionally and irrevocably granted WFOE or its designated purchaser the right to purchase all or part of their equity interests in the VIE (“Equity Call Option”). The purchase price payable by WFOE in respect of the transfer of equity interests upon exercise of the Equity Call Option shall be the higher of (a) the lowest price permitted under PRC laws and regulations or (b) the capital contribution in relation to the equity interests. If appraisal is required by the PRC laws and regulations at the time when WFOE exercises the Option, WFOE and the Individual Registered Shareholders shall make necessary adjustment to purchase price so that it complies with any and all then applicable PRC laws and regulations. WFOE or its designated purchaser shall have the right to purchase such proportion of equity interests in the VIE as it decides at any time. The Individual Registered Shareholders shall return any amount of purchase price they received in the event that WFOE acquires the equity interests in the VIE.

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

1. Organization and principal activities (continued)

(c) Reorganization (continued)

Share Pledge Agreement: Pursuant to the Share Pledge Agreement, each of the Individual Registered Shareholders unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interests in the VIE together with all related rights thereto to WFOE as security for performance of the Contractual Arrangements and all direct, indirect or consequential damages and foreseeable loss of interest incurred by WFOE as a result of any event of default on the part of the Individual Registered Shareholders, the VIE and all expenses incurred by WFOE as a result of enforcement of the obligations of the Individual Registered Shareholders and/or the VIE under the Contractual Arrangements. Upon the occurrence and during the continuance of an event of default (as defined in this agreement), WFOE shall have the right to (i) require the Individual Registered Shareholders to immediately pay any amount payable under the Contractual Arrangements; or (ii) to exercise all such rights as a secured party under any applicable PRC law and this agreement, including without limitations, being paid in priority with the equity interests.

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

Upon the completion of the Reorganization, Wetour Robotics became the ultimate holding company of the Group. The Group is effectively controlled by the same group of shareholders before and after the Reorganization and therefore, the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company and its subsidiaries, the VIE and Webus Travel Agency has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying audited consolidated financial statements.

1. Organization and principal activities (continued)

(c) Reorganization (continued)

On November 5, 2025, the Group completed an internal reorganization pursuant to which 100% equity interest of Webus Travel Agency was transferred from Youba Tech, the VIE, to the WFOE. Accordingly, Webus Travel Agency was included in the VIE financial information through November 5, 2025 and was excluded thereafter. For the years ended June 30, 2024 and 2025, Webus Travel Agency was included for the entire period. For the year ended June 30, 2026, Webus Travel Agency was included only through November 5, 2025. The carrying amounts of the assets, liabilities and the results of operations of the VIE and Webus Travel Agency included in the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows, which are prepared before eliminating the inter-company balances and transactions between the VIE and Webus Travel Agency, the Company and its subsidiaries, are as follows:

	As of June 30,	As of June 30,
	2025	2026
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	998,945	76,948
Restricted cash	-	34
Short-term investment	198,660	16,093
Accounts receivable	265,679	203,483
Amounts due from related parties	200,000	-
Amounts due from group companies	162,835	-
Prepaid expenses and other current assets	17,194,241	11,189,846
Total current assets	19,020,360	11,486,404

Non-current assets:
Property and equipment, net	31,511,097	25,124,900
Right-of-use assets, net	62,624	-
Total non-current assets	31,573,721	25,124,900
TOTAL ASSETS	50,594,081	36,611,304

LIABILITIES
Current liabilities:
Short-term borrowings	30,000,000	19,250,000
Current portion of long-term borrowings	-	2,200,000
Accounts payable	42,038	750
Deferred revenue	30,090	-
Lease liabilities, current	55,454	-
Amount due to group companies, current	490,716	-
Amounts due to a related party	-	20,000
Accrued expenses and other current liabilities	2,335,985	1,276,648
Total current liabilities	32,954,283	22,747,398

Non-current liabilities:
Long-term borrowings	2,200,000	-
Other long-term liabilities	280,000	-
Total non-current liabilities	2,480,000	-
TOTAL LIABILITIES	35,434,283	22,747,398

Commitments and Contingencies (Note 20)

SHAREHOLDERS’ EQUITY
Additional paid-in capital	58,213,162	57,713,163
Accumulated deficits	(43,053,364)	(43,849,257)
Total shareholders’ equity	15,159,798	13,863,906
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	50,594,081	36,611,304

1. Organization and principal activities (continued)

(c) Reorganization (continued)

	For the years ended June 30，
	2024	2025	2026
	RMB	RMB	RMB
Revenues	21,874,310	16,042,669	5,264,936
Cost of revenues	(18,335,542)	(8,866,046)	(261,709)
Gross profit	3,538,768	7,176,623	5,003,227
Operating expenses	(11,967,525)	(13,160,857)	(4,002,950)
Operating (loss)/income from operations	(8,428,757)	(5,984,234)	1,000,277
Other income/(expenses), net	3,924,741	851,120	(3,980,117)
Income tax expense	71,265	-	-
Net loss	(4,432,751)	(5,133,114)	(2,979,840)

	For the years ended June 30，
	2024	2025	2026
	RMB	RMB	RMB
Net cash (used in) /provided by operating activities	(1,125,633)	(18,361,521)	9,634,980
Net cash (used in)/provided by investing activities	(1,470,287)	(347,151)	173,057
Net cash provided by /(used in) financing activities	2,042,038	18,500,000	(10,730,000)
Net change in cash and cash equivalents	(553,882)	(208,672)	(921,963)
Cash, cash equivalents and restricted cash at beginning of the year	1,761,499	1,207,617	998,945
Cash, cash equivalents and restricted cash at end of the year	1,207,617	998,945	76,982

(d) Capital resource and liquidity

The Group has been incurring losses from operations since inception. The Group incurred net loss of RMB4,055,592, RMB12,483,047 and RMB31,107,853 for the years ended June 30, 2024, 2025 and 2026, respectively. Accumulated deficits were RMB49,761,797 and RMB80,867,834 as of June 30, 2025, and 2026, respectively. As of June 30, 2026, the Group had RMB550,569 in cash and cash equivalents and working capital of RMB24,052,675.

In March 2026, the Group completed a private investment in public equity (“PIPE”) transaction, with aggregate gross proceeds of RMB35,462,616 (equivalent to US$5,160,000). All proceeds from the PIPE transaction had been received as of June 30, 2026. The proceeds provided additional liquidity to support the Group’s working capital requirements and general operations.

Historically, the Group obtained three lines of credit total amounting to RMB32,200,000 with maturity dates ranging from September 5, 2026 to September 7, 2027. As of June 30, 2026, the outstanding short-term borrowings were RMB19,250,000 with maturity dates ranging from August 20, 2026 to December 19, 2026, and current portion of long-term borrowings were RMB2,200,000 with maturity dates ranging from August 13, 2026 to August 31, 2026. Subsequently after repayment and renewal of certain short-term borrowings, the Group had outstanding short-term borrowings of RMB6,750,000 as of the date of the report with a maturity date of December 19, 2026. The Group can continuously renew these borrowings within the unexpired credit limit. Thus, the Group would not incur a large amount of cash outflow due to the repayment obligation of short-term borrowings.

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

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and Webus Travel Agency. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Accounting estimates include, but not limited to allowance for credit losses, fair value of warrants and crypto assets, useful lives and impairment of long-lived assets, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

2. Summary of significant accounting policies (continued)

(e) Convenience translation

The consolidated financial statements are stated in Renminbi (“RMB”), the currency of the country in which the Group’s PRC subsidiary, the VIE and Webus Travel Agency operate. Amounts in $ are presented for the convenience of the reader and are translated at the rate of $1.00 = RMB6.7851, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate, or at any other rate.

(f) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, cash in banks and cash in third-party platforms. As of June 30, 2025 and 2026, cash and cash equivalents balances were RMB11,351,952 and RMB550,569, respectively.

(g) Short-term investments

The Group’s short-term investments are equity investments with readily determinable fair value, except for those accounted for under the equity method and those that result in consolidation of the investee, are measured at fair value, and any changes in fair value are recognized in the consolidated statements of comprehensive loss. As of June 30, 2025 and 2026, the fair value of the Group’s investments in marketable securities was RMB860,484 and RMB166,093, respectively. For the years ended June 30, 2024, 2025 and 2026, the Group recognized realized losses of nil and RMB58,759, respectively, and a realized gain of RMB28,585, respectively. The unrealized investment gains for the same period were nil, RMB23,042 and nil, respectively.

(h) Stable coins

The Group holds deposits in USD Coin (“USDC”) and Tether USD (“USDT”). Stable coins differ from other crypto assets in that they are designed to maintain a stable value by pegging their price to a fiat currency. USDC and USDT are each intended to maintain a value of approximately one US dollar per token. The stable coin meets the definition of a financial asset under ASC 825-10-20 because it represents a contractual claim on the issuer that obligates the issuer to deliver cash (US dollars) upon redemption. As a result, the Group accounts for these stable coin holdings as financial assets rather than as crypto intangible assets. Because the stable coins are designed to maintain a value equivalent to one U.S. dollar and are redeemable with the issuer, the carrying value of the Group’s stable coin deposits approximates fair value. As of June 30, 2025, and 2026, the balances were nil and RMB6,771 (equivalent to US$998), respectively.

(i) Crypto assets

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires in-scope crypto assets (including the Group’s bitcoin holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net loss each reporting period.

The Group accounts for its crypto assets, which are comprised solely of bitcoin, in accordance with ASU 2023-08.  The Group’s crypto assets are initially recorded at cost and subsequently measured at fair value as of each reporting period. The Group determines the fair value of its bitcoin in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices in an active cryptocurrency exchange, the active exchange that the Group has determined is its principal market for bitcoin (Level 1 inputs). Changes in fair value are recognized as incurred in the Group’s consolidated statements of operations and comprehensive loss.

(j) Accounts receivable

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

There was no provision for credit losses provided for the years ended June 30, 2024, 2025 and 2026.

2. Summary of significant accounting policies (continued)

(k) Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily include receivables from third-parties, prepaid service fees, advance to suppliers, deductible input value-added tax, security deposits and staff allowance. The assets are stated at the historical carrying amount net of the allowance for credit losses. The Group reviews other receivables on a periodic basis as to the collectability. Other receivables are written off after all collection efforts have been exhausted. For the year ended June 30, 2026, the Group recognized a provision for credit losses of RMB45,443 and wrote off RMB45,443 of other receivables against the allowance for credit losses. As of June 30, 2026, the allowance for credit losses had no outstanding balance.

(l) Property and equipment, net

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

(m) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. There was no impairment loss for the long-lived assets for the years ended June 30, 2024 and 2025, respectively. For the year ended June 30, 2026, the Group recognized an impairment loss of RMB4,074,402 on long-lived assets, of which RMB3,798,284 related to property and equipment and RMB276,118 related to right-of-use assets.

(n) Fair value measurement

The Group applies a three-level valuation hierarchy for fair value measurements. This hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability. Level 3 inputs are unobservable inputs based on management’s assumptions used to measure assets and liabilities at fair value. Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, crypto assets, accounts receivable, amount due from related parties, advance to suppliers, prepaid service fees, security deposits and others included in prepaid expenses and other current assets, short-term borrowings, accounts payable, deferred revenue, payroll payable, accrued security deposits and others included in accrued expenses and other current liabilities. For the aforementioned financial instruments included in current assets and liabilities, their carrying amount is approximate to their respective fair values because of the general short maturities.

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of June 30, 2025 and 2026 except for short-term investments and crypto assets.

(o) Borrowings

Borrowings are initially recognized at the proceeds received, adjusted for any transaction costs directly attributable to the issuance of the borrowings. Subsequently, borrowings are stated at amortized cost using the effective interest method. The amortized cost is calculated by taking the initial carrying amount and accruing the interest expense using the effective interest rate to the redemption value over the period of the borrowings.

2. Summary of significant accounting policies (continued)

(p) Accrued expenses and other current liabilities

Accrued expenses and other current liabilities primarily include loan from a third party, accrued expenses, payroll payable, refundable security deposits and vehicle payments payable. The liabilities are recognized when the Group has present obligations arising from past events and are measured at the amounts expected to be paid to settle such obligations. The Group periodically reviews accrued expenses and other current liabilities to ensure that the amounts recognized reflect its outstanding obligations as of the reporting date.

(q) Leases

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

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses for lease payments on a straight-line basis over the lease term. The Group’s lease agreements do not contain any material residual value guarantees or restricted covenants.

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

(r) Revenue recognition

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

Packaged tour service

The Group offers packaged tour service to customers inclusive of services like chartered bus service, itinerary route schedule, sightseeing tour guidance, accommodation arrangement, etc., which can cater to different budgets and preferences. The whole packaged tour service is determined as a single performance obligation with a fixed total consideration as the customers benefit from such a series of integrated travel resources, which are also not separately identifiable within the context of contracts. The Group recognizes revenue over the period of the tours because the customers simultaneously receive and consume the benefits provided by the Group as they complete the performance obligation. The Group usually required all the consideration in advance from the individual customers and certain advance payment from corporate customers and individual customers, (for most corporate customers, usually 30%~50% of total payment is required before service, and the remaining payment would be usually paid within 15 to 30 days after the service is completed). Refund is allowed if the service remains uncompleted or the customer is dissatisfied with the service due to the Group’s reasons. Specific refund requirements shall be implemented in accordance with the cancellation and modification rules agreed in the contract. For the years ended June 30, 2024, 2025, and 2026, the refund amount was RMB29,600, RMB4,100, and RMB4,219, respectively. The Group does not offer any warranty services to customers.

Customized chartered bus service

The Group contracts with customers to provide customized chartered bus service to support a more flexible and less preplanned group travel demand which ranges from one day to several months. The Group establishes enforceable right and obligations upon the receipt of each ride order placed by the customers. Each order is regarded as a contract with explicit route and fixed consideration. The Group identifies only one performance obligation to provide service and recognizes revenue from chartered bus service over the service period of the order. The Group usually required advance payment from customers (for individual customer, usually 70%~100% of total payment is required before service, and the remaining payment would be usually paid within 15 days after the service is completed; for enterprise customer, usually 50% of total payment is required before service, and the remaining payment would be usually paid within 15 days after the service is completed). Refund is allowed if the service remains uncompleted or the customer is dissatisfied with the service due to the Group’s reasons. Specific refund requirements shall be implemented in accordance with the cancellation and modification rules agreed in the contract. For the years ended June 30, 2024, 2025 and 2026, there were no refund amounts respectively. The Group does not offer any warranty services to customers.

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

2. Summary of significant accounting policies (continued)

(r) Revenue recognition (continued)

The Group considers itself a principal and recognizes revenue on a gross basis as it controls the services through the following key considerations:

●	The Group reserves the right to assign the routes to the fleet operators for transportation services and directs the selected vendors to provide tour services on the Group’s behalf, and is responsible for accepting or rejecting the contracts or orders without involvement of fleet and tour operators in this process. The Group assumes responsibility for receiving and resolving the complaints over the quality of the service.

●	The Group has discretion in setting up the price. The fleet and tour operators are entitled to a fixed fee irrespective of the consideration the Group collects from the customers.

●	The Group bears the entire credit risk as the Group pays the consideration due to the operators irrespective of whether the customers have paid the service consideration to the Group.

The following table disaggregates the Group’s revenue for the years ended June 30, 2024, 2025 and 2026:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
By revenue type
Packaged tour service	33,391,854	32,039,060	11,592,228
Domestic	10,006,080	6,606,828	516,888
Overseas	23,385,774	25,432,232	11,075,340
Customized chartered bus service	10,730,641	3,022,802	1,424,136
Domestic	898,028	336,678	227,729
Overseas	9,832,613	2,686,124	1,196,407
Commute shuttle service	1,853,926	531,193	319,794
Domestic	1,853,926	531,193	319,794
Total	45,976,421	35,593,055	13,336,158

Contract balances

The Group classifies its right to consideration in exchange for service transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due. As of June 30, 2025, and 2026, the Group did not record any contract assets.

The contract liability represents the billings or cash received for services in advance of revenue recognition which is presented as deferred revenue on the consolidated balance sheets and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue amounted to RMB1,687,317 and RMB883,681 as of June 30, 2025 and 2026, respectively. Revenue of RMB722,943, RMB2,565,432 and RMB975,898 was recognized from the deferred revenue balances at the beginning of the year for the years ended June 30, 2024, 2025 and 2026, respectively.

2. Summary of significant accounting policies (continued)

(s) Cost of revenues

Cost of packaged tour service primarily consists of the procurement cost of hotel rooms, meals and other local services such as sightseeing costs for packages, entrance fees to museums and attractions and local transportation costs. Cost of customized chartered bus service and, commute shuttle service includes costs directly related to delivering transportation services, which include payments to fleet operators for vehicle rental fees and petrol costs, and other miscellaneous expenses for operation.

(t) Sales and marketing expenses

Sales and marketing expenses mainly consist of staff cost, depreciation expenses, advertising fees, share-based compensation expenses, rent fees, entertainment fees etc.

(u) General and administrative expenses

General and administrative expenses mainly consist of professional service fees, staff cost, depreciation expenses, share-based compensation expenses, rent fees, office fees etc.

(v) Research and development expenses

Research and development expenses consist primarily of staff cost, share-based compensation expenses and technology service fees, etc.

(w) Government subsidy

The Group receives subsidy from certain local governments. The government subsidy is recorded as other income when received with no further conditions to be met. For the years ended June 30, 2024, 2025 and 2026, the Group recognized government subsidy of RMB4,378,769, RMB1,936,083 and RMB600,980 included in other income, net, respectively, on the consolidated statements of operations and comprehensive loss, which were received in cash with all the required conditions complied.

(x) Share-based compensation

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

(y) Income taxes

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

(z) Commitments and contingencies

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

(aa) Loss per share

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

(ab) Segment reporting

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

The Group’s CODM uses consolidated net loss as the measures of segment profit or loss. Significant segment expenses are consistent with those reported on the consolidated statements of operations and comprehensive loss and include cost of revenues, sales and marketing expenses, general and administrative expenses, and research and development expenses. For significant segment expenses incurred during the years ended June 30, 2024, 2025 and 2026, refer to Consolidated Statements of Operations and Comprehensive Loss.

2. Summary of significant accounting policies (continued)

(ac) Warrants

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

(ad) Recent accounting pronouncements

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

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the company for the year ending March 31, 2028. Early adoption is permitted. The Group is evaluating the impact of the adoption of this guidance.

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

 In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact ASU 2025-06 will have on its future consolidated financial statements.

2. Summary of significant accounting policies (continued)

(ad) Recent accounting pronouncements (continued)

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07 expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-07 will have on its future consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact ASU 2025-08 will have on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The amendments clarify disclosure requirements for interim financial statements. ASU 2025-11 is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-12.

In 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock, in April 2026; ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), in May 2026; and ASU 2026-03, Fair Value Measurement (Topic 820): Investment Companies with Equity Securities Subject to Contractual Sale Restrictions, in September 2026. ASU 2026-01 is effective for annual reporting periods beginning after December 15, 2026, and ASU 2026-02 and ASU 2026-03 are effective for annual reporting periods beginning after December 15, 2027, in each case including interim reporting periods within those annual reporting periods. The Group has no preferred stock in issue, does not hold environmental credits or have environmental credit obligations, and is not an investment company. It therefore does not expect these ASUs to have an impact on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial statements.

3. Crypto assets

The following table presents a reconciliation of the opening and closing balances of the Group’s crypto assets, including purchases and unrealized gains or losses:

	Carrying Value	Approximate Number of Bitcoins Held
	RMB
Balance as of June 30, 2025	-	-
Purchase	3,386,443	6.51
Fair value change	(728,326)	-
Balance as of June 30, 2026	2,658,117	6.51

3. Crypto assets (continued)

The following table summarizes the Company’s digital assets holdings as of the dates indicated:

	As of June 30,
	2025	2026
	RMB	RMB
Crypto assets cost basis	-	3,386,443
Crypto assets fair value	-	2,658,117
Fair value change of crypto assets	-	728,326

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Receivables from third-parties(1)	33,394,000	44,059,726
Prepaid service fees(2)	9,242,982	4,915,188
Deductible input value-added tax	330,399	152,512
Security deposits	296,956	107,911
Staff allowance	177,115	60,000
Advance to suppliers	618,035	34,758
Others	16,360	40,943
Total	44,075,847	49,371,038

(1)	In 2025, the Group entered into three separate agreements with third parties, with details and subsequent advance payment recovery as follows:

(a)	A software development agreement: The Group made an advance payment of RMB3,200,000 in accordance with the agreement. Due to the Group’s business strategy adjustment, this agreement was terminated, and the service provider agreed to fully refund the advance payment. On August 22, 2025, the Group fully recovered the RMB3,200,000 advance payment.

(b)	A market development agreement: The Group made an advance payment of RMB12,285,000 pursuant to the agreement. During the year ended June 30, 2026, due to the Group’s business strategy adjustment, this agreement was terminated, and the service provider agreed to fully refund the advance payment. As of June 30, 2026, the prepayment was fully collected.

(c)	An electric bus purchase agreement: The Group made an advance payment of RMB17,909,000 (US$2,500,000) in accordance with the agreement terms. Due to the adjustment of the Group’s business strategy, this agreement was terminated, and the supplier has agreed to fully refund the advance payment pursuant to an agreed repayment schedule. During the year ended June 30, 2026, the Group recovered US$1,500,000 of the advance payment in the form of stablecoins (USD Coin). As of June 30, 2026, the remaining balance was US$1,000,000. Subsequent to June 30, 2026 and through the date of issuance of these consolidated financial statements, the Group recovered the remaining US$1,000,000, in the form of USDT.

(d)	As of June 30, 2026, the Group had transferred 5,127,902 USDT from its own cryptocurrency wallet to a wallet controlled by a third party. Subsequent to June 30, 2026, on August 25, 2026, the third party used the USDT to purchase LoveBit (“LB”) on behalf of the Group. As of the date of issuance of these consolidated financial statements, the Group had received 87 trillion LB tokens in a cryptocurrency wallet controlled by the Group (see Note 21).

(e)	On May 31, 2026, the Group advanced a loan of RMB2,250,000 to a third party. The loan bears interest at an annual rate of 3.0% and matures on December 31, 2026. As of June 30, 2026, the outstanding principal balance was RMB2,250,000, with accrued interest of RMB5,625, resulting in a total receivable of RMB2,255,625.

(2)	In February 2025, the Group made a prepayment of RMB17,909,000 ($2,500,000) for strategic consulting services provided by a third party covered by a two-year term. The strategic service agreement entered was non-cancellable. For the years ended June 30, 2025 and 2026, the Group recognized RMB4,051,867 (US$561,644) and RMB8,458,136 (US$1,246,575), respectively, of the prepayment as general and administrative expenses in the consolidated statements of operations and comprehensive loss. As of June 30, 2026, the remaining prepayment of RMB4,693,802 (US$691,781) was classified entirely under prepaid expenses and other current assets.

5. Property and equipment, net

Property and equipment consisted of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Building(1)	34,791,400	34,791,400
Electronic equipment	212,490	107,368
Office equipment	321,785	321,785
Vehicles	890,761	1,173,858
Leasehold and property improvement	1,771,349	1,585,851
Total	37,987,785	37,980,262

Less: accumulated depreciation and amortization	6,476,688	8,417,191
Less: accumulated impairment losses	-	3,798,284
Property and equipment, net	31,511,097	25,764,787

Depreciation expenses for the years ended June 30, 2024, 2025 and 2026 were RMB2,187,449, RMB2,218,894, and RMB2,225,867, respectively.

During the year ended June 30, 2026, the Group identified indicators of impairment related to property and equipment, as a result of a recurring decline in business operations. The Group performed an impairment assessment in accordance with ASC 360 and recognized an impairment loss of RMB3,798,284 for the year ended June 30, 2026, representing the excess of the carrying amount of the relevant asset group over its estimated fair value. The fair value of the building was determined based on a valuation report issued by an independent third-party valuation firm as of June 30, 2026. The valuation firm adopted the market approach, under which the fair value was estimated based on the prices of comparable properties, with adjustments made for differences in relevant characteristics between the subject properties and the comparable properties, including location, property condition, age, and other relevant factors. The impairment loss was recognized in the consolidated statements of operations and comprehensive loss under “Impairment loss on long-lived assets” for the year ended June 30, 2026.

(1)	The Group mortgaged this building to obtain a line of credit in RMB7,000,000 from Rural Commercial Bank, with a five-year term from June 24, 2022 to June 23, 2027. On September 8, 2022, Youba Tech obtained additional line of credit of RMB5,200,000 from Rural Commercial Bank, with a five-year term from September 8, 2022 to September 7, 2027. The building is also pledged to secure for this line of credit.

6. Other non-current assets

Other non-current assets consisted of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Prepaid service expenses(1)	4,931,108	-
Prepayments for purchase of building and renovation(2)	-	10,980,605
Total	4,931,108	10,980,605

(1)	The balance represented the prepayment related to the strategic consulting services with further details disclosed in Note 4 (2).

(2)	The balance consisted of prepayment for the acquisition of an office unit, parking space, and related renovations services. In July and August 2025, the Group entered into several purchase and renovation agreements for a building and a parking facilities with a total contractual consideration of RMB18,076,739. Upon delivery of the office unit and parking space and the issuance of the related real estate ownership certificate, the final total consideration was determined to be RMB17,400,605. As of June 30, 2026, the Group has made prepayments in connection with the aforementioned agreements of RMB10,980,605, which were classified as non-current assets. Subsequent to June 30, 2026, the Group paid the remaining contractual consideration of RMB6,420,000, and the total contractual consideration had been fully paid as of the date of issuance of these consolidated financial statements. As of the date of issuance of these consolidated financial statements, the Group had obtained the related real estate ownership certificate for the office unit and parking space. The renovation of the building is expected to be completed on March 31, 2027. The building would not be ready for intended use until the completion of renovation.

7. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Loan from a third party(1)	-	4,308,539
Accrued expenses(2)	1,580,258	1,385,956
Payroll payable	465,858	511,285
Refundable security deposits	161,225	115,000
Vehicle payments payable	134,400	66,666
Others	3,065	54,184
Total	2,344,806	6,441,630

(1)	The balance represented a loan from a third party, together with accrued interest. On January 6, 2026, the Group entered into a one-year loan agreement with the third party for a principal amount of RMB4,071,060 (US$600,000), bearing interest at a rate of 12% per annum on a simple interest basis. Subsequent to June 30, 2026, the Group fully repaid the outstanding principal balance prior to maturity, and the lender waived all accrued interest.
(2)	The balance primarily consisted of accrued professional service payables for IPO-related professional service expenses as of June 30, 2025 and 2026.

8. Borrowings

Summary of borrowings is as following:

Creditors	Annual Interest Rate	Maturity date	As of June 30, 2025	As of June 30, 2026
			RMB	RMB
Zhejiang Hangzhou Rural Commercial Bank(1)	4.35%	June 11, 2026	7,000,000	-
Zhejiang Hangzhou Rural Commercial Bank(1)	3.65%	December 19, 2026	-	6,750,000
Zhejiang Hangzhou Rural Commercial Bank(2)	4.35%	August 21, 2025	3,000,000	-
Zhejiang Hangzhou Rural Commercial Bank(2)	3.85%	August 20, 2026	-	3,000,000
Hangzhou United Rural Commercial Bank(3)	3.65%	August 21, 2025	3,000,000	-
Hangzhou United Rural Commercial Bank(4)	3.40%	September 4, 2025	7,000,000	-
Hangzhou United Rural Commercial Bank(5)	3.40%	September 5, 2025	10,000,000	-
Hangzhou United Rural Commercial Bank(6)	3.45%	September 3, 2026	-	9,500,000
Total short-term borrowings			30,000,000	19,250,000

Zhejiang Hangzhou Rural Commercial Bank(7)	4.35%	August 13, 2026	-	1,000,000
Zhejiang Hangzhou Rural Commercial Bank(7)	4.35%	August 31, 2026	-	1,200,000
Total current portion of long-term borrowings			-	2,200,000

Zhejiang Hangzhou Rural Commercial Bank(7)	4.35%	August 13, 2026	1,000,000	-
Zhejiang Hangzhou Rural Commercial Bank(7)	4.35%	August 31, 2026	1,200,000	-
Total long-term borrowings			2,200,000	-

(1)	On June 24, 2022, Youba Tech mortgaged a building of RMB34,791,400 to obtain a line of credit (“Credit Line I”) from Zhejiang Hangzhou Rural Commercial Bank in the amount of RMB7,000,000, with a five-year term from June 24, 2022 to June 23, 2027. On June 13, 2025, Youba Tech withdrew RMB7,000,000 from Credit Line I, with an effective annual interest rate of 4.35% and a term of 12 months, which was fully repaid on June 5, 2026. On June 5, 2026, Youba Tech withdrew another RMB6,750,000 from the same line of credit, with an effective annual interest rate of 3.65% and a maturity date of December 19, 2026.

(2)	On September 8, 2022, with the same building of RMB34,791,400 for security pledge, Youba Tech obtained another line of credit (“Credit Line II”) from Zhejiang Zhangzhou Rural Commercial Bank in the amount of RMB5,200,000, with a five-year term from September 8, 2022 to September 7, 2027. On August 29, 2024, Youba Tech withdrew RMB3,000,000 from Credit Line II with an effective annual interest rate of 4.35% and a term of 12 months, which was fully repaid on August 21, 2025. On August 21,2025, Youba Tech withdrew another RMB3,000,000 from Credit Line II with an effective annual interest rate of 3.85% and a term of 12 months. The loan was fully repaid on August 19, 2026.

8. Borrowings (continued)

(3)	On September 6, 2024, Youba Tech obtained a line of credit (“Credit Line III”) of RMB20,000,000 from Hangzhou United Bank, secured by Mr. Zhang Jiahua, the Chairman of the Board of Directors, Yang Ying, the Spouse of Zheng Jiahua, and Mr. Zheng Nan, the Chief Executive Officer of the Group, with a two-year term from September 6, 2024 to September 5, 2026. On February 10, 2025, Youba Tech withdrew RMB3,000,000 from Credit Line III, with an effective annual interest rate of 3.65% and a term of 12 months, which was secured by one of Mr. Zheng Nan’s real estates of RMB50,000,000. This loan was fully repaid on August 21, 2025.

(4)	On September 6, 2024, Youba Tech withdrew RMB7,000,000 from Credit Line III, with an effective annual interest rate of 3.40% and a term of 12 months, which was secured by one of Mr. Zheng Nan’s real estates of RMB50,000,000. This loan was fully repaid on September 4, 2025.

(5)	On September 9, 2024, Youba Tech withdrew RMB10,000,000 from Credit Line III, with an effective annual interest rate of 3.40% and a term of 12 months, which was secured by one of Mr. Zheng Nan’s real estates of RMB50,000,000. The loan was fully repaid on September 5, 2025.

(6)	On September 5, 2025, Youba Tech withdrew RMB9,500,000 from Credit Line III, with an effective annual interest rate of 3.45% and a term of 12 months, which was secured by one of Mr. Zheng Nan’s real estates of RMB50,000,000. Subsequent to June 30, 2026, on August 27, 2026, Youba Tech refinanced the outstanding borrowing by obtaining a new bank loan of RMB9,500,000, of which RMB9,500,000 was used to repay the outstanding loan.

(7)	On August 14, 2023, Youba Tech withdrew RMB1,000,000 from Credit Line II with Zhejiang Hangzhou Rural Commercial Bank, with an effective annual interest rate of 4.35% and a term of 3 years. On September 1, 2023, Youba Tech withdrew RMB1,200,000 from the same line of credit of five-year term, with an effective annual interest rate of 4.35% and a term of 3 years. The loan was fully repaid on August 19, 2026.

Interest expenses for the years ended June 30, 2024, 2025 and 2026 were RMB521,706, RMB1,091,353, and RMB1,139,431, respectively.

9. Related party transactions

The table below sets forth the major related parties that had transactions with the Group, and their relationships with the Group:

No.	Name of Related Parties	Relationships
1	Zheng Nan	Chief Executive Officer
2	Zheng Jiahua	Chairman of the Board of Directors
3	Hangzhou Yinuo Technology Co., Ltd.	Entity controlled by shareholders
4	Chongqing Zijing Huangcheng International Co., Ltd. Hangzhou Branch (“Chongqing Zijing Huangcheng”)	Entity controlled by Zheng Nan’s immediate family

(a)	The Group entered into the following transactions with related parties:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Nature
Loans from related parties
Zheng Jiahua	300,000	3,030,000	-
Zheng Nan	-	-	1,320,000
Repayment of loans from related parties
Zheng Jiahua	300,000	3,030,000	-
Zheng Nan	-	-	1,300,000
Loans to related parties
Zheng Jiahua	400,000	500,000	-
Zheng Nan	-	6,300,000	-
Chongqing Zijing Huangcheng	-	-	200,000
Collection from loans to related parties
Zheng Jiahua	-	500,000	-
Zheng Nan	400,000	6,300,000	-
Chongqing Zijing Huangcheng	-	-	10,000
Interest income of loan to a related party
Chongqing Zijing Huangcheng	-	-	4,000
Accounts received on behalf of the Group
Zheng Nan	111,341	191,820	96,230
Collection of accounts received on behalf of the Group
Zheng Nan	-	223,316	135,544
Information marketing services procured from a related party
Chongqing Zijing Huangcheng	-	255,000	708,787
Payment on behalf of a related party
Chongqing Zijing Huangcheng	-	-	34,845
Payment on behalf of the Group
Zheng Nan	-	-	50,000

9. Related party transactions (continued)

(b) The Group had the following balances with related parties as of June 30, 2025 and 2026:

	As of June 30,
Amount due from related parties:	2025	2026
	RMB	RMB
Zheng Nan(1)	79,845	37,487
Chongqing Zijing Huangcheng(2)	200,000	302,805
Total	279,845	340,292

	As of June 30,
	2025	2026
Amount due to a related party:	RMB	RMB
Zheng Nan(3)	-	70,000

(1)	The balance represented the travel service payments received through the platform fund account on Zelle, a digital payment platform, held by Mr. Zheng Nan, the Chief Executive Officer of the Group.

(2)

The balance as of June 30, 2026 represented the prepayments to Chongqing Zijing Huangcheng for marketing services and a loan of RMB200,000, which bears an interest rate consistent with the benchmark interest rate of commercial banks and is due on October 30, 2027. The balance as of June 30, 2025 represented the prepayments to Chongqing Zijing Huangcheng for marketing services.

(3)	The balance represented an interest-free loan from Mr. Zheng Nan for the Group’s daily operation and reimbursement of expenses paid on the Group’s behalf.

10. Share-based compensation

2025 Share Incentive Plan

On October 30, 2025, the Company’s board of directors adopted, subject to approval by the shareholders, the 2025 share incentive plan (the “2025Plan”), to provide for the grant of a variety of share-based awards, including share options, restricted shares, restricted share units ( the “RSUs”) and other types of share-based awards, as may be determined by the Compensation Committee or the Board of Directors. The maximum number of ordinary shares that may be issued under the 2025 Plan is 3,300,000 ordinary shares of the Company, par value $0.0001 each, subject to adjustment in the event of share splits, recapitalizations or similar events. As of June 30, 2026, in total of two participants were granted 240,000 of restricted share units for their services provided for the Company. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Company on the date of grant.

On January 1, 2026, the Company entered into consulting agreements with two external consultants, pursuant to which each consultant is eligible to receive 20,000 RSUs per calendar month over the twelve-month service period commencing January 1, 2026. The RSUs are granted monthly and vest quarterly, with all RSUs granted during each calendar quarter vesting on the last business day of such quarter, subject to the consultants’ continued service and satisfaction of the applicable service conditions through the respective vesting date. The Company determined the fair value of the RSUs granted under the 2025 Plan based on the closing market price of the Company’s ordinary shares on the respective grant date.

A summary of the Company’s RSU activity for the year ended June 30, 2026 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
		RMB
Unvested as of June 30, 2025	-	-
Granted	240,000	4.4
Vested	(240,00)	4.4
Forfeited or expired	-	-
Exercisable as of June 30, 2026	-	-

As of June 30, 2026, 120,000 RSUs had vested but remained unsettled. For the year ended June 30, 2026, the Company recognized share-based compensation expense of RMB1,087,987 (US$160,349) in general and administrative expenses.

11. Taxation

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

PRC

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended June 30, 2024, 2025 and 2026, all PRC subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates

United States

Wetour Travel Tech LLC, which is incorporated in the U.S. is subject to a combination of federal income tax rate of 21% and Delaware state income tax rate of 8.7%. Wetour Travel Tech LLC had no income from Delaware state for the years ended June 30, 2024, 2025 and 2026. As a result, Wetour Travel Tech LLC is merely subject to a federal income tax rate of 21% for the years ended June 30, 2024, 2025 and 2026. NextFood Technologies Inc. and Vantrapower LLC (formerly named as HeatBowl LLC), were newly established in the United States and the State of Delaware and Texas, respectively, and had not commenced operations as of June 30, 2026. Accordingly, neither subsidiary generated any operating income during the year ended June 30, 2026.

Loss before provision for income taxes is attributable to the following geographic locations:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
PRC	(4,504,937)	(5,141,885)	(8,816,942)
United States	403,291	(7,438,517)	(3,576,307)
Hong Kong	-	13	(1,619)
Cayman	-	-	(18,712,985)
Total loss before income taxes	(4,101,646)	(12,580,389)	(31,107,853)

The following table sets forth current and deferred portion of income tax benefit of the Group:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Current tax:
PRC	(71,265)	-	(86,257)
United States	25,211	(97,344)	-
Hong Kong	-	2	-
Total current income tax benefit	(46,054)	(97,342)	(86,257)
Deferred tax:
PRC	-	-	86,257
Total deferred income tax expense	-	-	86,257
Total income tax benefit	(46,054)	(97,342)	-

11. Taxation (continued)

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Net loss before income tax	(4,101,646)	(12,580,389)	(31,107,853)
Income tax benefit at statutory tax rate of 25%	(1,025,412)	(3,145,097)	(7,776,963)
Impact of different tax rates in other jurisdictions	(18,513)	1,310,516	4,792,064
Effect of additional deduction for R&D expenses	(332,759)	(10,811)	-
Effect of non-deductible share-based compensation expenses	-	-	38,890
Effect of non-deductible entertainment expense	93,262	37,901	91,135
Effect of preferential tax rates	1,660,278	1,028,377	1,682,866
Deferred tax effect of tax rate change	3,100,939	-	-
Effect of deferred offering cost	(1,337,541)	-	-
Effect of NOL true up	499,562	(266,824)	-
Change in valuation allowance	(2,685,870)	948,596	1,172,008
Income tax benefit	(46,054)	(97,342)	-

Deferred Taxes

The significant components of the net deferred tax assets are summarized below:

	As of June 30,
	2025	2026
	RMB	RMB
Deferred tax assets:
Net operating loss carried forward	2,788,726	3,655,681
Accrued expenses	111,329	86,237
Lease liabilities	2,773	12,510
Impairment loss on long-lived assets	-	203,719
Excess advertising expense	18,656	45,957
Total deferred tax assets	2,921,484	4,004,104
Less: valuation allowance	2,918,353	4,004,104
Total deferred tax assets, net of valuation allowance	3,131	-
Net off against deferred tax liabilities	(3,131)	-
Net deferred tax assets	-	-

Deferred tax liabilities:
Right-of-use assets	(3,131)	-
Total deferred tax liabilities	(3,131)	-
Net off against deferred tax assets	3,131	-
Net deferred tax liabilities	-	-

Changes in valuation allowance are as follows:

	As of June 30,
	2025	2026
	RMB	RMB
Balance at the beginning of the year	1,969,757	2,918,353
Additions of valuation allowance	948,596	1,172,008
Reduction in due to utilization of NOL carryforwards	-	(86,257)
Balance at the end of the year	2,918,353	4,004,104

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than ten years, starting from the year subsequent to the year in which the loss was incurred. Carry back of losses is not permitted.

Total net operating losses (NOLs) carry forwards of the Group’s entities in mainland China is RMB41,413,435 and RMB45,441,051 as of June 30, 2025 and 2026, respectively. As of June 30, 2026, net operating loss carry forwards from PRC will expire in fiscal years 2029 through 2033, if not utilized.

11. Taxation (continued)

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of June 30, 2025 and 2026, RMB2,918,353 and RMB4,004,104 valuation allowance has been established, respectively.

Unrecognized Tax Benefits

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and 2026, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended June 30, 2024, 2025 and 2026, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

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

12. Leases

The Group has operating leases mainly for office spaces.

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30,
	2025	2026
	RMB	RMB
Right-of-use assets	471,078	494,205
Amortization of right-of-use assets	(244,706)	(218,087)
Impairment of right-of-use assets	-	(276,118)
Right-of-use assets, net	226,372	-

Lease liabilities-current	219,202	250,201
Lease liabilities-non current	-	-
Total lease liabilities	219,202	250,201

Weighted average remaining lease term	1.2 years	1.1 year
Weighted average discount rate	3.63%	3.12%

Amortization expenses of right-of-use assets for the years ended June 30, 2024, 2025 and 2026 were RMB281,066, RMB244,706 and RMB334,432, respectively.

During the year ended June 30, 2026, the Group identified indicators of impairment related to its right-of-use assets, as a result of a recurring decline in business operations. The Group performed an impairment assessment in accordance with ASC 360 and recognized an impairment loss of RMB276,118 for the year ended June 30, 2026, representing the excess of the carrying amount of the relevant asset group over its estimated fair value. The Group determined the fair value of the right-of-use assets using the discounted cash flow method, which incorporated significant assumptions regarding projected revenue growth rates, projected operating margins and the discount rate. The impairment loss was recognized in the consolidated statements of operations and comprehensive loss under “Impairment loss on long-lived assets” for the year ended June 30, 2026.

12. Leases (continued)

For the years ended June 30, 2024, 2025 and 2026, the lease expense was as follows:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Operating leases expense excluding short-term lease expense	286,964	251,303	228,284
Short-term lease expense	32,655	8,160	74,653
Total	319,619	259,463	302,937

Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Group’s operating leases as of June 30, 2026:

RMB
2027	254,201
Total lease payments	254,201
Less: imputed interest	(4,000)
Total	250,201

The following is a schedule of future minimum payments under the Group’s operating leases as of June 30, 2025:

RMB
2026	221,765
Total lease payments	221,765
Less: imputed interest	2,563
Total	219,202

13. Ordinary shares

(a) Reverse share splits

On October 31, 2024, the Company effected the below recapitalization: a reverse share split through the repurchase of 150,000 shares at $0.01 per share from all shareholders (the “2024 Reverse Share Split”), that is, approximately 43% of ordinary shares was repurchased from every shareholder (with the fractional shares rounding off to the nearest whole share). The 2024 Reverse Share Split had no effect on any shareholders’ proportionate equity interest in the Company. The par value remained at $ 0.01 per share following the 2024 Reverse Share Split, and the number of the Company’s issued and outstanding ordinary shares reduced to 200,000 ordinary shares (after giving effect to the 2026 Reverse Share Split). As a result, the aggregate par value of the outstanding ordinary shares reduced, with the aggregate share subscription receivable correspondingly reduced. The 2024 Reverse Share Split has no effect on the Company’s total shareholders’ equity. All share numbers and per-share data presented below and in the Consolidated Financial Statement and related notes have been retroactively adjusted to reflect the cumulative effect of the 2024 Reverse Share Splits.

The Company effected reverse share splits of its ordinary shares at ratios of 1-for-100 on August 3, 2026 (the “2026 Reverse Share Split”), occurring subsequent to the fiscal year end. All share numbers and per-share data presented below and in the Consolidated Financial Statement and related notes have been retroactively adjusted to reflect the cumulative effect of the 2026 Reverse Share Split. After giving effect to the 2026 Reverse Share Split, the Company had 821,300 ordinary shares issued and outstanding as of June 30, 2026, with a par value of US$0.01 per share.

13. Ordinary shares (continued)

(b) Ordinary shares

As of June 30, 2023 and 2024, the Company had 200,000 issued and outstanding ordinary shares, after giving retrospective effect to the 2026 Reverse Share Split.

On February 28, 2025, the Company issued 20,000 ordinary shares with par value of $0.01 per share, after giving retrospective effect to the 2026 Reverse Share Split. The gross proceeds to the Company from the IPO, before deducting commissions, expense allowance, and expenses were RMB58,262,400 ($8,000,000).

On February 27, 2026, the Company held an extraordinary general meeting (the “2026 EGM”), at which the shareholders approved an increase in the Company’s authorized share capital from US$50,000 dividend into 5,000,000 ordinary shares of a par value of US$0.01 each to US$100,000 dividend into 10,000,000 ordinary shares of a par value of US$0.01 each.

On March 2, 2026, the Company entered into securities purchase agreements with ten purchasers for a private investment in public equity (“PIPE”) transaction in reliance on Regulation S under the Securities Act of 1933, as amended. After giving retrospective effect to the 2026 Reverse Share Split, the Company agreed to issue and sell an aggregate of 600,000 ordinary shares at a purchase price of US$8.60 per share, for aggregate gross proceeds of US$5.16 million. The PIPE transaction closed on March 18, 2026, and all proceeds from the PIPE transaction had been received as of June 30, 2026, of which US$4.128 million was received in USDT.

On May 15, 2026, the Company entered into an At Market Sales Agreement with Chaince Securities, LLC (“Chaince”) to offer and sell its Ordinary Shares for aggregate gross proceeds of up to US$17.0 million under its shelf registration statement on Form F-3 (Registration No. 333-294373). On July 6, 2026, the Company amended the agreement to increase the maximum offering amount to US$50.0 million, which was terminated on August 19, 2026. As of June 30, 2026, pursuant to the agreement, the Company sold 100 ordinary shares for aggregate gross proceeds of approximately RMB38,691 (US$5,702).

As of June 30,2026, 1,200 ordinary shares were issued under the Company’s 2025 share incentive plan.

As a result of the recapitalization and reverse share splits, all share and per share data in the consolidated financial statements have been retrospectively adjusted to all periods presented.

The share subscription receivable presents the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis before the incorporation of the Company. Subscription receivable has no payment terms nor any interest receivable accrual.

14. Warrants

In connection with the IPO, the Company issued warrants (the “Representative Warrants”) to its representative underwriter, Alexander Capital, L.P., to purchase a number of ordinary shares equal to 7% of the total number of ordinary shares sold in the IPO as compensation for the services in connection with the IPO. Alexander Capital, L.P. is entitled to exercise each warrant by purchase of one ordinary share at an exercise price of $500 at any time from February 28, 2025 to February 28, 2030. The number of outstanding warrants was not adjusted but the number of shares issuable upon exercise thereof and the exercise price was proportionately adjusted to reflect the 2026 Reverse Share Split. The Representative Warrants can be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the warrants. The warrants are subject to adjustments in the event of (i) share dividends, (ii) aggregation of shares, (iii) subsequent right offerings, (iv) replacement of securities upon reorganization, and (v) changes in the form of warrants. The warrants may be exercised on “cashless basis”.  As of June 30, 2025, 140,000 Representative Warrants were issued and outstanding, none of the Representative Warrants were exercised.

14. Warrants (continued)

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

The fair value of the Representative Warrants was estimated at RMB1,660,016 ($227,937), using the Binomial model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield as of the issued date of February 28, 2025. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates it to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

As of February 28, 2025
Exercise price*	$500
Stock price*	$376
Expected life of the warrants (in years)	3.67
Risk free rate	4.00%
Dividend yield	-%
Volatility	54.43%

	Number of warrants	Weighted average exercise price*	Weighted average remaining term (years)
Outstanding as of June 30, 2024	-	-	-
Issued	140,000	500	5.00
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding as of June 30, 2025	140,000	500	5.00
Issued	-	-	-
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding as of June 30, 2026	140,000	500	3.67

* The prices presented in the table were retrospectively adjusted to reflect the 2026 Reverse Share Split.

15. Restricted net assets

The Group’s operations are conducted through its PRC subsidiaries, and the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of June 30, 2026, net assets restricted in the aggregate included in the Group’s consolidated net assets was RMB18,449,981.

16. Fair value measurements

The following table summarizes the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of June 30, 2025 and 2026:

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
As of June 30, 2025
Short-term investments	860,484	-	-	860,484

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
As of June 30, 2026
Crypto asset	2,658,117	-	-	2,658,117
Short-term investments	16,093	-	150,000	166,093

17. Geographic information

As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented. The following table presents the revenue by geographical region, based on the location of service performance for the years ended June 30, 2024, 2025 and 2026:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
North America	25,689,032	19,663,963	8,857,412
China	12,758,034	7,474,699	1,064,411
Japan and Korea	5,298,445	6,556,006	2,875,304
Others	2,230,910	1,898,387	539,031
Total	45,976,421	35,593,055	13,336,158

18. Concentration of credit risk

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

The following table sets forth a summary of single customers which represent 10% or more of the Group’s total accounts receivable:

	As of June 30,
	2025		2026
	RMB		RMB
	Amount	%	Amount	%
Percentage of the Group’s accounts receivable
Customer A	74,000	21	11,765	13
Customer B	136,782	38	73,822	81
Customer C	100,600	28	*	*

*	Represented the percentage below 10%

For the years ended June 30, 2024, 2025 and 2026, no single customers accounted for 10% or more of the Group’s total revenues.

The following table sets forth a summary of single suppliers which represent 10% or more of the Group’s total accounts payable:

	As of June 30,
	2025		2026
	RMB		RMB
Percentage of the Group’s accounts payable
Supplier A	25,505	61	6,200	16
Supplier B	5,505	13	*	*
Supplier C	*	*	17,097	43
Supplier D	*	*	4,400	11

*	Represented the percentage below 10%

18. Concentration of credit risk (continued)

The following table sets forth a summary of single suppliers which represent 10% or more of the Group’s total purchases:

	For the years ended June 30,
	2024		2025		2026
	RMB		RMB		RMB
	Amount	%	Amount	%	Amount	%
Percentage of the Group’s total purchases
Supplier E	*	*	*	*	1,330,902	11
Supplier F	*	*	*	*	1,303,199	11
Supplier G	*	*	*	*	1,177,328	10
Supplier H	*	*	*	*	1,163,016	10

*	Represented the percentage below 10%

19. Condensed financial information of the parent company

The Group performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Group to disclose the financial statements for the parent Company.

Condensed Balance Sheets

	As of June 30,
	2025	2026	2026
	RMB	RMB	US$ Note 2 (e)
ASSETS
Cash	4,037,883	262	39
Short-term investment	661,824	-	-
Stable coins	-	6,771	998
Crypto assets	-	2,658,117	391,758
Amounts due from the Group’s entities	3,216,456	6,547,801	965,026
Prepaid expenses and other current assets	26,863,500	46,310,793	6,825,366
Other non-current assets	4,931,108	-	-
Investment in subsidiaries	17,118,074	9,876,508	1,455,617
TOTAL ASSETS	56,828,845	65,400,252	9,638,804

LIABILITIES
Accrued expenses and other current liabilities	6,258	4,716,895	695,184
TOTAL LIABILITIES	6,258	4,716,895	695,184

SHAREHOLDERS’ EQUITY
Ordinary Shares (US$0.01 par value per share; 5,000,000 and 10,000,000 shares authorized as of June 30, 2025 and 2026; 220,000 and 821,300 shares issued and outstanding as of June 30, 2025 and 2026, respectively)*	14,177	55,503	8,180
Additional paid-in capital	107,349,192	143,897,160	21,207,817
Share subscription receivable	(12,720)	(12,720)	(1,875)
Accumulated deficits	(49,761,797)	(80,867,834)	(11,918,444)
Accumulated other comprehensive loss	(766,265)	(2,388,752)	(352,058)
Total Wetour Robotics Limited shareholders’ equity	56,822,587	60,683,357	8,943,620
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,828,845	65,400,252	9,638,804

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s recapitalization and reverse share splits. (Note 13).

19. Condensed financial information of the parent company (continued)

Condensed Statements of operations

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$ Note 2 (e)
Operating expenses:
General and administrative expenses	-	(5,016,921)	(16,916,964)	(2,493,252)
Total other income/(expenses), net	-	207,024	(708,034)	(104,351)
Share-based compensation expenses	-	-	(1,087,987	(160,349)
Share of loss in subsidiaries	(4,055,592)	(7,673,150)	(12,394,868)	(1,826,779)
Loss from operations	(4,055,592)	(12,483,047)	(31,107,853)	(4,584,731)
Net loss	(4,055,592)	(12,483,047)	(31,107,853)	(4,584,731)

Condensed Statements of Cash Flows

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$ Note 2 (e)
Net cash used in operating activities	-	(39,836,955)	(13,318,813)	(1,962,950)
Net cash (used in)/ provided by investing activities	-	(5,658,778)	908,093	133,836
Net cash provided by financing activities	-	50,333,827	11,072,404	1,631,870
Effect of exchange rate changes on cash	-	(800,211)	(2,699,305)	(397,827)
Net change in cash	-	4,037,883	(4,037,621)	(595,071)
Cash at beginning of the year	-	-	4,037,883	595,110
Cash at end of the year	-	4,037,883	262	39

20. Commitments and contingencies

	Payment due to schedule
	Total	Less than 1 year	1-3 years	over 3 years
Office rental	254,201	254,201	-	-
Installment payment payable for an office unit	6,420,000	6,420,000	-	-
Installment payment payable for Vehicles	150,000	66,667	83,333	-
Bank borrowings	21,450,000	21,450,000	-	-
Total	28,274,201	28,190,868	83,333	-

Operating lease agreements represent non-cancellable operating leases for the office space.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2026.

21. Subsequent events

New bank borrowings acquired

On August 19, 2026, Youba Tech obtained two additional short-term borrowings of RMB1,200,000 (US$176,858) and RMB3,000,000 (US$442,145), respectively, under Credit Line II with Zhejiang Hangzhou Rural Commercial Bank. Both borrowings bear an annual interest rate of 3.65% and mature on December 31, 2026.

On August 27, 2026, Youba Tech obtained an additional borrowing of RMB9,500,000 (US$1,400,127) under Credit Line III with Hangzhou United Rural Commercial Bank. The borrowing bears an annual interest rate of 3.45% and matures on May 15, 2027.

Reverse share splits

On August 3, 2026, the Company effected reverse share splits of its ordinary shares at ratios of 1-for-100, with fractional shares rounded up to the next whole share. Following the reverse share split, the Company was authorized to issue 10,000,000 ordinary shares with a par value of US$0.01 per share. The reverse share split was effectuated with Nasdaq on August 3, 2026. All share and per share information presented in these consolidated financial statements has been retrospectively adjusted to reflect the reverse share split.

21. Subsequent events (continued)

At-the-market offering

(1) Termination of existing at-the-market offering

On August 19, 2026, the Company suspended the sale of its ordinary shares, par value US$0.01 per share, under the sales agreement dated May 15, 2026, as amended on July 6, 2026, with Chaince Securities, LLC, acting as the Company’s sales agent. The Company also provided notice of termination of the sales agreement, which became effective five calendar days after the notice date in accordance with the terms of the agreement. From the filing of the prospectus supplement on July 6, 2026, through the suspension of sales, the Company had sold 256,066 ordinary shares under the sales agreement for aggregate gross proceeds of approximately US$2.29 million.

(2) New at-the-market offering

On August 26, 2026, the Company entered into an at-the-market sales agreement with Rodman & Renshaw LLC, pursuant to which the Company may offer and sell ordinary shares having an aggregate offering price of up to US$75,000,000 from time to time. From August 27, 2026 through September 30, 2026, the Company sold an aggregate of 13,820,198 ordinary shares under the sales agreement for aggregate gross proceeds of approximately US$46.4 million and received aggregate net proceeds of approximately US$45.1 million, after deducting agent commissions and other offering-related expenses. On October 15, 2026, the Company announced a voluntary pause of further ordinary share sales under its existing ATM offering program following an evaluation of market conditions and capital requirements.

Private Placement of Ordinary Shares

On August 11, 2026, the Company entered into certain securities purchase agreements (the “Agreements”) with seven purchasers (the “Purchasers”) for a private investment in public equity transaction in reliance on Regulation S under the Securities Act of 1933, as amended (the “Act”). Pursuant to the Agreement, the Company agreed to issue and sell to the Purchasers an aggregate of 2,000,000 ordinary shares, par value $0.01 per share (the “Shares”), at a purchase price of $0.90 per Share, for gross proceeds to the Company of $1.8 million. Of the 2,000,000 Shares, 500,000 Shares were purchased for an aggregate purchase price of US$450,000 by Zheng Jiahua, the Chairman of the Board of directors of the Company. The Shares have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Capital Expenditure

On September 7, 2026, Vantrapower LLC, a subsidiary of the Group, entered into a purchase agreement with a third-party supplier to acquire two power transformers for an aggregate purchase price of US$12,000,000. Pursuant to the agreement, Wetour Travel Tech LLC, the parent company of Vantrapower LLC, is responsible for making payments on behalf of Vantrapower LLC. An advance payment of US$8,000,000 is payable subject to the conditions specified in the agreement, with the remaining US$4,000,000 payable upon completion of the transformers, successful completion of factory testing, and shipment. As of the date of issuance of these consolidated financial statements, the Group had paid US$8,000,000 under the agreement.

Purchase of LB Tokens

As of June 30, 2026, the Group held 900 USDC, 98 USDT and 6.52 BTC in its cryptocurrency wallets. In addition, 5,127,902 USDT had been transferred to a wallet controlled by a third party, as described in Note 4. On August 25, 2026, the Group used the aforementioned cryptocurrency assets, together with an additional 1,000,000 USDT returned by an electric bus supplier (see Note 4(1)(c)), to purchase 87 trillion LB tokens from another third party. As of the date of issuance of these consolidated financial statements, the 87 trillion LB tokens had been received in a cryptocurrency wallet controlled by the Group.

Loans to Third Parties

On August 31, 2026, the Company entered into two loan agreements with two third parties, pursuant to which the Company agreed to provide loans of US$2.0 million to each of the two third parties, bearing interest at an annual rate of 6% and with a loan term of six months.

